EXHIBIT 1

2008 Annual Report

2008 Annual Report

Five Year Financial Highlights

	(in US$ millions except share and per share data or as otherwise indicated)
	2008	2007	2006	2005	2004

Revenue	7,975.4	7,483.7	6,803.7	5,900.5	5,829.7
Net earnings (loss)	1,473.8	1,095.8	227.5	(446.6)	53.1
Total assets	27,305.4	27,941.8	26,576.5	27,542.0	26,271.2
Common shareholders’ equity	4,866.3	4,063.5	2,662.4	2,448.2	2,605.7
Common shares outstanding – year-end (millions)	17.5	17.7	17.7	17.8	16.0
Increase (decrease) in book value per share	21.0%	53.2%	9.2%	(15.5%)	(0.6%)
Per share
Diluted net earnings (loss)	79.53	58.38	11.92	(27.75)	3.11
Common shareholders’ equity	278.28	230.01	150.16	137.50	162.76
Dividends paid	5.00	2.75	1.40	1.40	1.40
Market prices
TSX – Cdn$
High	390.00	311.87	241.00	218.50	250.00
Low	221.94	195.25	100.00	158.29	147.71
Close	390.00	287.00	231.67	168.00	202.24
NYSE – US$
High	355.48	310.34	209.00	179.90	187.20
Low	210.50	169.41	88.87	126.73	116.00
Close	313.41	286.13	198.50	143.36	168.50

FAIRFAX FINANCIAL HOLDINGS LIMITED

Corporate Profile

Fairfax Financial Holdings Limited is a financial services holding company whose corporate objective is to build long term shareholder value by achieving a high rate of compound growth in book value per share over the long term. The company has been under present management since September 1985.

Canadian insurance

Northbridge Financial, based in Toronto, provides property and casualty insurance products through its Commonwealth, Federated, Lombard and Markel subsidiaries, primarily in the Canadian market as well as in selected U.S. markets. It is one of the largest commercial property and casualty insurers in Canada based on gross premiums written. In 2008, Northbridge’s net premiums written were Cdn$1,166.4 million. At year-end, the company had shareholders’ equity of Cdn$1,383.6 million and there were 1,590 employees.

U.S. insurance

Crum & Forster (C&F), based in Morristown, New Jersey, is a national commercial property and casualty insurance company in the United States writing a broad range of commercial coverages. Its subsidiary Seneca Insurance provides property and casualty insurance to small businesses and certain specialty coverages. Since January 1, 2006, the specialty niche property and casualty and accident and health insurance business formerly carried on by Fairmont Insurance is being carried on as the Fairmont Specialty division of C&F. In 2008, C&F’s net premiums written were US$878.2 million. At year-end, the company had statutory surplus of US$1,410.6 million (shareholders’ equity of US$1,166.4 million on a US GAAP basis) and there were 1,266 employees.

Asian insurance

First Capital, based in Singapore, writes property and casualty insurance primarily to Singapore markets. In 2008, First Capital’s net premiums written were SGD90.2 million (approximately SGD1.4 = US$1). At year-end, the company had shareholders’ equity of SGD187.9 million and there were 68 employees.

Falcon Insurance, based in Hong Kong, writes property and casualty insurance to niche markets in Hong Kong. In 2008, Falcon’s net premiums written were HK$176.7 million (approximately HK$7.8 = US$1). At year-end, the company had shareholders’ equity of HK$305.8 million and there were 93 employees.

Reinsurance

OdysseyRe, based in Stamford, Connecticut, underwrites treaty and facultative reinsurance as well as specialty insurance business, with principal locations in the United States, Toronto, London, Paris, Singapore and Latin America. In 2008, OdysseyRe’s net premiums written were US$2,030.8 million. At year-end, the company had statutory surplus of US$2,951.3 million (shareholders’ equity of US$2,827.7 million on a US GAAP basis) and there were 698 employees.

Group Re primarily constitutes the participation by CRC (Bermuda) and Wentworth (based in Barbados) in the reinsurance of Fairfax’s subsidiaries by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms and pricing as the third party reinsurers. Since 2004, Group Re has also written third party business. In 2008, its net premiums written were US$185.5 million. At year-end, these companies had combined shareholders’ equity of US$268.1 million.

Runoff

The runoff business comprises the U.S. runoff group and the European runoff group. The U.S. runoff group consists of the company resulting from the December 2002 merger of TIG and International Insurance and the Fairmont legal entities placed in runoff on January 1, 2006. At year-end, the merged U.S. company had shareholders’ equity of US$1,229.5 million (statutory surplus of US$674.0 million). The European runoff group consists of RiverStone Insurance UK and nSpire Re. At year-end, this group had combined shareholders’ equity (including amounts related to nSpire Re’s financing of Fairfax’s U.S. insurance and reinsurance companies) of US$985.3 million.

The Resolution Group (TRG) and the RiverStone Group (run by TRG management) manage runoff under the RiverStone name. At year-end, TRG/RiverStone had 117 employees in the U.S., located primarily in Manchester, New Hampshire, and 58 employees in its offices in the United Kingdom.

Other

Hamblin Watsa Investment Counsel, founded in 1984 and based in Toronto, provides investment management to the insurance, reinsurance and runoff subsidiaries of Fairfax.

Notes:

(1)	All companies are wholly owned except for OdysseyRe (70.4%-owned at December 31, 2008). Northbridge Financial became wholly owned in February 2009.

(2)	The foregoing lists all of Fairfax’s operating subsidiaries (other than wholly-owned Polish Re, acquired in early 2009). The Fairfax corporate structure also includes a 26.0% interest in ICICI Lombard (an Indian property and casualty insurance company), a 24.9% interest in Falcon Thailand, an approximate 20% interest in Arab Orient Insurance (a Jordanian company), an approximate 20% interest in Alliance Insurance (a Dubai, U. A. E. company), and investments in Advent (66.6%), Cunningham Lindsey (45.7%) and Ridley (67.9%). The other companies in the Fairfax corporate structure, principally investment or intermediate holding companies (including companies located in various jurisdictions outside North America), are not part of these operating groups; these other companies had no insurance, reinsurance, runoff or other operations.

FAIRFAX FINANCIAL HOLDINGS LIMITED

To Our Shareholders:

While 2007 was a record year for us, 2008 was even better! We earned approximately $1.5 billion1 after tax or $79.53 per diluted share. Book value grew by 21.0% to $278.28 per share (excluding the $5.00 per share dividend paid in 2008) and we ended the year with over $1.5 billion in cash and marketable securities at the holding company level. We were net cash at the holding company level, as our cash and marketable securities exceeded holding company debt and other obligations.

Since we began 23 years ago, book value has compounded by 25% while our common stock price has followed at 23% per year. The last two years have made up significantly for the biblical seven lean years that you have suffered. In the seven lean years (1999-2005), we made no money on a cumulative basis. In the three years since (2006-2008), we have earned $2.8 billion after tax and book value per share has more than doubled. While we are pleased that our forecast of “the seven lean years are over” did come true, we much prefer the Noah principle, “Forecasting doesn’t count, building an ark does”!

The results for our major subsidiaries are shown below:

			Return on
		Net	Average
	Combined	Earnings	Shareholders’
	Ratio	after Tax	Equity

Northbridge	107.3%	45.7	3.6%
Crum & Forster (US GAAP)	114.6%	332.8	27.1%
OdysseyRe (US GAAP)	101.2%	549.0	20.5%

Excluding the effect of foreign currency movements, the impact of an unusual reinsurance commutation and lawsuit settlement at Crum & Forster, and catastrophe losses related to Hurricanes Ike – the third costliest hurricane in U.S. history – and Gustav, the combined ratios of Northbridge, Crum & Forster and OdysseyRe (the latter two on a US GAAP basis) were 100.1%, 97.0% and 93.7% respectively, and Fairfax’s consolidated combined ratio (on a Canadian GAAP basis) was 96.2%. Overall, these were extraordinary results, both absolute and relative to the industry, especially given the investment environment. Northbridge’s results were mediocre because of charges recorded on investments for other than temporary impairments and mark-to-market losses, the gains on Canadian Federal Government bonds being less than on U.S. Federal Government bonds, and higher combined ratios.

The table below shows our major subsidiaries’ growth in book value over the past seven years (per share for Northbridge and OdysseyRe), adjusted by including distributions to shareholders.

2001 – 2008
Annual Compound
Growth Rate

Northbridge	19.2%
Crum & Forster (US GAAP)	18.9%
OdysseyRe (US GAAP)	21.2%

Our investment team has produced exceptional returns in many of the years over the past 23 – but none like in 2008! The investment environment in 2008 was brutal as the 1 in 50 or 1 in 100 year storm in the financial markets that we feared arrived in the fall. All major stock markets worldwide were down about 50% and all corporate and non-Federal Government bond spreads widened to historically high levels. There were very few places to hide, let alone prosper! Fortunately, after many years of caution, we were perfectly positioned with a cash and government bond position of approximately 75% of our investment portfolio, our stock positions fully hedged, and our large holdings of credit default swaps. The total return (including unrealized gains) in our investment portfolios, including our CDS position and hedges, was 16.4%. Total interest and dividend income and net investment gains in 2008 (including at the holding company) were $3.3 billion after recording almost $1 billion in other than temporary impairments and over $500 million of mark-to-market losses (primarily on convertible bonds). Interest and dividend income dropped in 2008 from $761 million to $626 million because of the collapse in short term interest rates, but total net investment

1Amounts in this letter are in U.S. dollars unless specified otherwise. Numbers in the tables in this letter are in U.S. dollars and $millions except as otherwise indicated.

gains increased to $2.7 billion – again, after the $1.5 billion of impairment and mark-to-market charges mentioned above – from $1.6 billion in 2007. These are exceptional results and no other company in the industry has even come close to matching them! A standing ovation for our investment team, led by Roger Lace, Brian Bradstreet, Chandran Ratnaswami, Sam Mitchell, Paul Rivett, Frances Burke and Enza La Selva.

Our performance in 2008 did not go unnoticed by the rating agencies. A.M. Best upgraded Crum & Forster to an “A” rating after upgrading Northbridge to an “A” rating and Fairfax to an investment grade rating in 2007. DBRS upgraded Fairfax to investment grade in 2008 and Standard & Poor’s followed early in 2009. By the way, we do not know of another publicly traded financial institution, of any size, that has survived after being downgraded to non-investment grade status.

In November of 2008, after the stock markets had dropped 50% from their highs, we decided to remove the equity hedges on our portfolio investments. Also, as the yield on long (30-year) U.S. Treasuries began to drop below 3%, we sold almost all our U.S. Treasuries (at year-end we had only $985 million left, compared to $6.4 billion on December 31, 2007), having realized net gains of $583 million in 2008 on sales of U.S. Treasuries. Both the equity hedges and the U.S. Treasuries have done an outstanding job in protecting our capital. Our U.S. Treasury bond position was to a large extent replaced by $4.1 billion in U.S. state, municipal and other tax-exempt bonds (of which $3.6 billion carry a Berkshire Hathaway guarantee) with an average yield (at purchase) of approximately 5.79% per annum. During the fourth quarter of 2008, we also increased our cash and short term investments by $752 million and invested an additional $2.3 billion in common stocks. The annualized pre-tax equivalent interest and dividend income has increased significantly for our company by virtue of our significant holdings of tax-exempt bonds and as we have taken advantage of the significant widening in corporate and non-Federal Government spreads.

In previous annual reports, we have discussed the holding of some common stock positions for the very long term. Last year we identified Johnson & Johnson as one name and said that Mr. Market may give us more opportunities in the future. As shown in the table below, at the end of 2008 we had taken advantage of the major decline in stock prices to purchase additional positions in outstanding companies with excellent long term track records which we contemplate holding for the long term.

	Shares Owned	Cost per Share	Amount Invested	Market Value

Johnson & Johnson	7,585,000	$60.68	460.3	453.4
Kraft Foods	10,723,571	26.61	285.4	287.6
Wells Fargo Bank	3,515,100	21.93	77.1	103.6

Late in the fourth quarter of 2008, after receiving a $350 million dividend from Crum & Forster, we decided to take Northbridge private at a fair price for all minority shareholders. Our Cdn$39.00 per share offer was unanimously recommended by the Independent Committee of the Board of Northbridge, which had retained Scotia Capital as its financial advisor. As many of you will remember, we took Northbridge public in 2003 at Cdn$15.00 per share. At Cdn$39.00 per share, in the approximately five and a half years that Northbridge was public, Northbridge minority shareholders earned a 20%+ compound annual rate of return, including dividends (versus 5% for the TSX 300). We took Northbridge public at 1.2x book value and private at 1.3x book value, in an environment where the whole P&C industry (including us) was selling at approximately book value. Northbridge had never traded at Cdn$39.00 per share before. You can see why we considered the offer a fair price for Northbridge’s minority shareholders.

As you know, necessity is often the mother of invention – by taking Northbridge public in 2003, we created the largest commercial lines P&C company in Canada from four relatively small companies. Under Mark Ram’s leadership (Mark has been with us since he graduated from the Ivey Business School in 1991), we are very excited about Northbridge’s long term prospects.

In the past year, we have had significant share repurchases in the group. Fairfax repurchased 1.07 million shares at an average price of $264.39 per share (total cost of $282 million), more than offsetting the 0.9 million shares issued on the conversion of the $189 million of 5% convertible debentures that we called for redemption in early 2008. Northbridge repurchased 2.3 million shares at an average price of Cdn$29.04 per share in 2008, while OdysseyRe repurchased 9.5 million shares at an average price of $37.06 per share after repurchasing 2.6 million shares at an average price of $35.83 per share in 2007. Fairfax also retired Cdn$50 million of preferred shares in 2008.

We think that Fairfax has developed two significant strengths over the past 23 years. One, our worldwide investment management capabilities, has been evident, especially in a year like 2008. The other is our P&C insurance and

FAIRFAX FINANCIAL HOLDINGS LIMITED

reinsurance operating skills. From humble beginnings in Canada (remember Markel Insurance with $10 million in premiums in 1985!), by the end of 2007 we had insurance operations in Canada, the U.S., India, Singapore, Hong Kong and Thailand and reinsurance operations worldwide.

In 2008, we expanded into Eastern Europe through the 100% purchase of Polish Re (we closed this purchase in January 2009), and into the Middle East through the purchase of an approximate 20% interest in two of the finest companies in the region: Arab Orient Insurance in Jordan and Alliance Insurance in Dubai. All three companies are focused on underwriting profit with good reserving. We welcome Marek Czerski and all the employees at Polish Re to the Fairfax family and we look forward to working with Mr. Karim Kabariti (Chairman and CEO of Arab Orient’s controlling shareholder, Kuwait Jordan Bank) and Isam Abdelkhaliq, CEO of Arab Orient, and with Sheik Ahmed Bin Saeed Al Maktoum (Chairman of both Alliance and the Emirates Group) and Wisam Al Haimus, CEO of Alliance.

At this time, I must share with you the record of an outstanding manager that we have been fortunate to attract to Fairfax, Mr. Athappan from Singapore. I first met Mr. Athappan about 15 years ago when he was managing a P&C company called India International. Mr. Athappan took over managing India International, an Indian Government owned company, in 1988 with approximately SGD14 million in shareholders’ equity. Until he joined us in 2006, Mr. Athappan grew that SGD14 million to SGD238 million – with no new capital and having paid SGD28 million in dividends to his shareholder. During this time period, India International had an average combined ratio of less than 90%, almost never had a combined ratio in excess of 100%, and always practised excellent reserving. About 13 years ago, when real estate prices were very high, Mr. Athappan sold his house and rented, even though the house was owned by the company!! Mr. Athappan is an outstanding investor and is intuitively value oriented. Since he began managing First Capital in 2002, shareholders’ equity has increased from SGD58 million to SGD188 million and the company has made an underwriting profit every year with excellent reserving. With regard to 2007, by which time net premiums written had risen from SGD14 million to SGD90 million, First Capital was ranked fourth in premiums written in Singapore but first in underwriting profit. This is our goal for all our companies – to be first in underwriting profit, not in premiums written. You can see why we are excited about Fairfax Asia’s prospects as Mr. Athappan puts his stamp on all our Asian operations!

As I mentioned to you last year, in 2008 Doug Libby succeeded Nick Antonopoulos at Crum & Forster and Gobi Athappan became the Managing Director of Falcon upon Kenneth Kwok’s retirement. Late in the year, Nick Bentley took over from Dennis Gibbs and now manages all of our runoff operations worldwide. All of these “successions” have been from inside the company, were well planned and are going very well.

Dennis Gibbs retires in March 2009 and will continue with us as a consultant. Dennis joined us when we acquired TRG in 1999 and over the past 10 years, Dennis and TRG handled any significant downside risk in the insurance/reinsurance business exceptionally well. Dennis’ first assignment, and the only lawsuit we had ever initiated, was the Horace Holman lawsuit in London in 2000. Four and a half years later, we won that lawsuit hands down. When we put TIG in runoff in 2002, Dennis masterfully executed the merger of TIG and IIC within four months and in the next few years significantly reduced the size of the runoff in terms of claims outstanding. Over a period of years, this runoff, which is one of the larger runoffs in the U.S., has proceeded smoothly and successfully and we were able to retrieve most of our OdysseyRe shares from TIG. Dennis also was responsible for getting our European runoff under control and, finally, for picking his successor Nick Bentley. Dennis has done an outstanding job for us and has been a pleasure to work with. We look forward to working with Dennis in the future, as we are sure another opportunity or problem will surface again.

Our partnership with Chuck Davis and Stone Point in the ownership of Cunningham Lindsey is going well and recently, on Stone Point’s recommendation, Cunningham Lindsey purchased the operations of GAB Robins (excluding the U.S. and U.K.). We invested $49 million to maintain our ownership interest in the company. Brad Martin continues to monitor our investment in Cunningham Lindsey.

We have positions in two other companies which are only investments, even though the fact that we own over 50% of those companies requires that they be consolidated on our financial statements. In November 2008 we paid $68 million to purchase 67.9% of the shares of Ridley Inc., one of North America’s leading commercial animal nutrition companies, and during 2008 we purchased $25.6 million of additional shares of Advent, bringing our ownership of that company to 66.6%.

The Insurance Cycle

The P&C industry changed dramatically in 2008. Mainly because of investment problems, the industry lost almost 10% of its $540 billion of capital. Many of the industry’s leading lights are on the ropes. If these companies are consumed by a credit event or if the rating agencies lose patience, the current soft insurance market could become hard quickly. If this happens, our companies have the management and capital to expand, as they have in the past in these circumstances. If current conditions continue, count on us shrinking our business further.

Insurance and Reinsurance Operations

				Net Premiums
	Combined Ratio			Written
	Year Ended December 31,			% Change in
	2008	2007	2006	2008

Northbridge	107.3%	92.3%	98.0%	10.3%
Crum & Forster	117.6%	93.5%	92.3%	(20.2%)
Fairfax Asia	92.1%	70.4%	78.4%	22.7%
OdysseyRe	103.5%	95.5%	96.5%	(2.8%)
Other reinsurance	150.0%	95.6%	95.7%	(10.0%)

Consolidated	110.1%	94.0%	95.5%	(3.7%)

On the surface, we reported some ugly combined ratios for 2008. However (don’t smile!), if you exclude from our 2008 combined ratios three major unusual items – foreign exchange translation losses on claims reserves, a commutation of a reinsurance contract and a lawsuit settlement at Crum & Forster, and losses from Hurricanes Ike, the third most costly hurricane in U.S. history, and Gustav – our combined ratios were not that bad – 100.1%, 99.3%, 94.7% and 96.2% (all on a Canadian GAAP basis) at Northbridge, Crum & Forster, OdysseyRe and Fairfax consolidated respectively – and we maintained conservative reserving.

All of our insurance and reinsurance companies remained well capitalized in 2008. Following is the statutory capital for our three major companies, which reflects the significant share buybacks at Northbridge and OdysseyRe and a special $350 million dividend payout by Crum & Forster as well as the ordinary course dividend payments by Crum & Forster, Northbridge and OdysseyRe.

				Net
				Premiums/
	Net Premiums	Statutory		Statutory
	Written	Surplus		Surplus

Northbridge	1,099.5	1,120.8	(1)	1.0
Crum & Forster	878.2	1,410.6		0.6
OdysseyRe	2,030.8	2,951.3		0.7

(1)	Canadian GAAP shareholders’ equity

We have updated the float table for our operating companies that we showed you last year.

				Average Long
			Benefit	Term Canada
	Underwriting		(Cost)	Treasury Bond
Year	Profit (Loss)	Average Float	of Float	Yield

1986	2.5	21.6	11.6%	9.6%
↕
2004	147.4	5,898.7	2.5%	5.2%
2005	(437.5)	7,323.9	(6.0%)	4.4%
2006	212.6	8,212.9	2.6%	4.3%
2007	281.3	8,617.7	3.3%	4.3%
2008	(457.7)	8,917.8	(5.1%)	4.1%
Weighted average since inception			(2.8%)	5.1%
Fairfax weighted average financing differential since inception: 2.3%

FAIRFAX FINANCIAL HOLDINGS LIMITED

Float is the sum of loss reserves, including loss adjustment expense reserves, and unearned premium reserves, less accounts receivable, reinsurance recoverables and deferred premium acquisition costs. As the table shows, the average float from our operating companies increased 3.5% (1.6% excluding Advent) in 2008 at a cost of 5.1% (3.9% excluding Advent). Excluding foreign exchange gains and losses, the float had a cost of 3.0%. Our long term goal is to increase the float at no cost. This, combined with our ability to invest the float well over the long term, is why we could achieve our long term objective of 15% per annum compounding of book value per share over time. The table below shows you the breakdown of our year-end float for the past five years.

					Total
					Insurance
	Canadian	U.S.	Asian		and
	Insurance	Insurance	Insurance	Reinsurance	Reinsurance	Runoff	Total

2004	1,404.2	1,657.1	119.7	3,498.7	6,679.7	741.3	7,421.0
2005	1,461.8	1,884.9	120.2	4,501.1	7,968.0	788.6	8,756.6
2006	1,586.0	1,853.8	85.4	4,932.6	8,457.8	2,061.0	10,518.8
2007	1,887.4	1,812.8	86.9	4,990.4	8,777.5	1,770.5	10,548.0
2008	1,739.1	2,125.1	68.9	5,125.0	9,058.1	1,783.8	10,841.9

Insurance and reinsurance float increased in 2008 by $281 million, primarily due to the increase in float from the consolidation of Advent and the commutation of a significant reinsurance treaty by Crum & Forster. The Canadian insurance float would have increased if the effect of foreign exchange movements were excluded. Runoff float increased in 2008 by $13 million, primarily due to the transfer of nSpire Re’s Group Re reserves to runoff.

The table below shows the sources of our net earnings. This table, like various others in this letter, is set out in a format which we have consistently used and we believe assists you in understanding Fairfax.

	2008	2007

Underwriting
Insurance – Canada (Northbridge)	(78.7)	78.0
– U.S. (Crum & Forster)	(177.2)	77.0
– Asia (Fairfax Asia)	6.7	20.3
Reinsurance – OdysseyRe	(73.5)	94.7
– Other	(135.0)	11.3

Underwriting income (loss)	(457.7)	281.3
Interest and dividends	476.1	604.4

Operating income	18.4	885.7
Net gains on investments	1,558.6	984.0
Runoff	392.6	187.6
Other	1.4	25.4
Interest expense	(158.6)	(209.5)
Corporate overhead and other	631.9	287.2

Pre-tax income	2,444.3	2,160.4
Income taxes	(755.6)	(711.1)
Non-controlling interests	(214.9)	(353.5)

Net earnings	1,473.8	1,095.8

The table shows the results from our insurance and reinsurance (underwriting and interest and dividends), runoff, and non-insurance operations (Other shows the pre-tax income before interest and other of Cunningham Lindsey in 2007 and Ridley in 2008). Net gains on investments other than at runoff and the holding company are shown separately to help you understand the composition of our earnings. The underwriting loss in 2008 was significant due to the adverse effect of foreign exchange ($189 million), an unusual reinsurance commutation and lawsuit settlement at Crum & Forster ($110 million) and Hurricanes Ike and Gustav ($326 million). Also, the consolidation of Advent accounted for $112 million of the $135 million underwriting loss at Reinsurance – Other. Interest and dividends decreased mainly due to much lower short term rates. Net investment gains at our operating companies increased significantly in 2008 to record levels. Runoff also had another record year due to record investment gains. Corporate overhead and other was a very significant positive because of substantial net investment gains and investment income from our holding company’s investment portfolio. Pre-tax income and net earnings were also at record levels.

Reserving

At the end of 2008, our reserves are in excellent shape. Our reserve position has probably never been better in the past 10 years and all our companies are now at the Northbridge standard. Please also note the accident year triangles shown in the MD&A.

Financial Position

	December 31,
	2008	2007

Holding company cash, short term investments and marketable securities, net of short sale and derivative obligations	1,555.0	963.4

Holding company debt	869.6	1,063.2
Subsidiary debt	910.2	915.0
Other long term obligations – holding company	187.7	192.6

Total debt	1,967.5	2,170.8

Net debt	412.5	1,207.4

Common shareholders’ equity	4,866.3	4,121.4
Preferred equity	102.5	136.6
Non-controlling interests	1,382.8	1,585.0

Total equity and non-controlling interests	6,351.6	5,843.0

Net debt/total equity and non-controlling interests	6.5%	20.7%
Net debt/net total capital	6.1%	17.1%
Total debt/total capital	23.7%	27.1%
Interest coverage	16.4x	11.3x

At the end of 2008, cash and marketable securities at the holding company level ($1.56 billion) exceeded holding company debt and other long term obligations ($1.06 billion in aggregate), so we were net cash of $498 million at the holding company level. Including subsidiary debt of $910 million (which contained $115 million of debt of Advent and Ridley as a result of our being required to consolidate these investments), net debt was $413 million. Holding company indebtedness decreased by $134 million in 2008 due to the conversion of our 5% convertible debentures and by $62 million due to our redemption at maturity of our outstanding 6.875% notes. The company also redeemed $34 million of its preferred shares in 2008 for cash consideration of $48 million. Our debt/equity and debt/capital ratios dropped significantly again in 2008, to levels well within investment grade standards.

Investments

The table below shows the time-weighted compound annual returns (including hedging) achieved by Hamblin Watsa Investment Counsel (Fairfax’s wholly-owned investment manager) on stocks and bonds managed by it during the past 15 years for our companies, compared to the benchmark index in each case.

FAIRFAX FINANCIAL HOLDINGS LIMITED

	5 Years	10 Years	15 Years

Common stocks (with equity hedging)	12.2%	19.1%	16.1%
S&P 500	(2.2%)	(1.4%)	6.5%

Bonds	9.6%	9.3%	9.4%
Merrill Lynch U.S. corporate (1-10 year) index	1.6%	4.4%	5.4%

2008 was another very good year for Hamblin Watsa’s investment results, even excluding our CDS position which is not included in the results shown above. These results are due to Hamblin Watsa’s outstanding investment team, led by Roger Lace, Brian Bradstreet, Chandran Ratnaswami, Sam Mitchell, Paul Rivett, Frances Burke and Enza La Selva.

As I said earlier, the return that our investment team produced in 2008 was the best since we began in 1985 – 23 years ago! All of the investment risks that we worried about and have written to you about for at least the past five years simultaneously reared their ugly head as the 1 in 50 or 1 in 100 year storm in the financial markets landed in the fall of 2008. All the major stock markets worldwide were down about 50% and all corporate and non-Federal Government bond spreads widened to historically high levels. Risk was back with a vengeance and, as Grant’s Interest Rate Observer wrote back in 1996, “the return of one’s money, the humblest investment attribute in good times, is always prized in bad times”.

Long U.S. Treasury yields declined to 2.5% – a low not seen since 1954 – and 3-month T-Bills were yielding close to 0% for much of the fourth quarter of 2008. All parts of the U.S. economy and financial markets began to deleverage at the same time, led by financial institutions, hedge funds, businesses and individuals. Mutual fund redemptions began worldwide and the risk in common stock investing was exposed as stock markets declined viciously in the fourth quarter of 2008 and have continued to decline in 2009. Comparing levels at the end of 2008 and the end of 1998, most U.S. and worldwide stock market indices had not provided any return for the past 10 years. For example, the S&P 500 had a compound annual return of minus 3.0% (excluding dividend reinvestment) over the past 10 years. Of course, for the investor in late 2008, the returns in the future may be very different from the past.

Last year, I quoted Hyman Minsky who said that history shows that “stability causes instability”. He said that prolonged periods of prosperity lead to leveraged financial structures that cause instability – and did we see that in spades in 2008!! With SIVs, CDOs, CDOs squared, among many other structures, leverage on leverage was exposed in 2008. Private equity firms that could do no wrong in 2005/2006 were down 90% from their IPO price in 2007. While Madoff may be the biggest Ponzi scheme yet unearthed, what Mr. Minsky calls Ponzi financial structures, where interest and principal cannot be financed by internal operations, are being unmasked daily in the financial markets. Structured investments based upon consumer debt that we warned you about for some time took a real beating in 2008, as 47% of the original AAA ratings on U.S. residential mortgage-backed and various other asset-backed securities issued between 2005 and 2007 were downgraded. In fact, as of January 9, 2009, over 13% of those securities which had originally been rated as AAA had been downgraded to CCC+ or lower!

Last year, we quoted Ben Graham who said that only 1 in 100 of the investors who were invested in the stock market in 1925 survived the crash of 1929-32. Our experience has been the same. As shown in the table below, we incurred a significant cost annually from 2003 through 2006 because of our equity hedging and CDS exposures. Not shown, of course, is the cost of not reaching for yield in the same time period.

Net investment gains (losses)	2008	2007	2006	2005	2004	2003

Equity hedges	2,079.6	143.0	(158.7)	(53.1)	(75.1)	–
Credit default swaps	1,290.5	1,145.0	(83.5)	(101.6)	(13.7)	(12.5)

Total	3,370.1	1,288.0	(242.2)	(154.7)	(88.8)	(12.5)

We had to endure years of pain before harvesting the gains in 2007 and 2008.

We think this recession is going to be long and deep and the only comparable data points are the debt deflation that the U.S. experienced in the 1930s and Japan experienced from 1989 to the present time. While the U.S. government has initiated a massive stimulus program and is providing up to $2 trillion for its Financial Stability Program, the effect of these programs will be diminished by the enormous deleveraging going on by businesses and individuals: government in the U.S. only accounts for less than 20% of GNP while the private sector accounts for more than 80%. The situation will have to be monitored carefully over the next few years. Of course, many of these negatives are being discounted in the stock market and credit markets as stock prices are down more than 50% and credit spreads are at record levels. We have not had as many opportunities in both markets in our investing career and we are busy!

In 2008, gross gains on investments totaled $4.2 billion. After other than temporary impairment losses of almost $1 billion and over $500 million of mark-to-market losses (primarily on convertible bonds), net gains on investments were $2.7 billion. Net gains from fixed income securities were $274 million (including gains from U.S. Treasuries of $583 million) and credit default swap gains were $1.3 billion, while net gains from common stocks were $21 million and from equity hedges were $2.1 billion.

Our net unrealized gains (losses) by asset class at year-end were as follows:

	2008	2007

Bonds	123.5	76.2
Preferred stocks	(2.7)	(0.9)
Common stocks	(198.5)	300.9
Investments, at equity	356.0	77.7

	278.3	453.9

Our common stock portfolio, which reflects our long term value oriented investment philosophy, is broken down by country as follows (at market value). We have never had more common stock investments in the United States.

2008

United States	2,975.1
Canada	560.3
Other	705.8

4,241.2

For the first time in more than a decade, we are very excited about the long term prospects of our common stock investments and believe that these investments have been purchased at prices well below their intrinsic values. This, of course, does not mean stock prices cannot go lower! Mark-to-market gains or losses on these investments will make our book value more volatile, but in the next five years, these investments should be a major reason for our success.

Miscellaneous

Given our results for 2008, our record holding company cash and marketable securities position and our strong and conservative balance sheet, we paid a dividend of $8 per share (an extra $6 per share in excess of our nominal $2 per share). Our shareholders were pleased!

In 2008, Fairfax and its subsidiaries made over $11 million in charitable donations, benefitting a variety of charities, principally in North America. As we said last year, in a free enterprise world, customers, employees, shareholders and communities do benefit from the success of an individual business. However, we forgot to mention governments, as for 2008 Fairfax will pay income taxes of $1.1 billion to all governments where we do business. The $1.1 billion is approximately 20% of our market value at the end of 2008.

Paul Murray has decided not to stand for re-election to our Board at this year’s shareholders’ meeting. Paul has a long history with Fairfax: he was one of the original investors in 1985 and he joined our Board to chair our Audit Committee upon Robbert Hartog’s retirement in 2005. As the beneficiary of Paul’s experience and quiet insight, we are grateful for his service and advice over many years and we wish Paul well in his retirement.

The future is always uncertain but it is particularly so as I write this letter to you. However, I am confident about the long term prospects of our company because of the outstanding calibre of our management team – the Presidents, officers and investment principals. This is not a large group – only about 40 strong – but it is a highly unusual group of men and women with great integrity, team spirit and no egos. On average, they have been with the company 13 years. We have come a long way in the past 23 years, from $12 million in revenue and $8 million in shareholders’ equity in 1985 to $8 billion in revenue and approximately $5 billion in shareholders’ equity in 2008. Over that time period, book value per share has increased more than 180 times and our stock price 120 times. I am really thankful for the past, but because of our management team and our bedrock guiding principles (again reproduced for you in Appendix A), I am excited about the future.

FAIRFAX FINANCIAL HOLDINGS LIMITED

We will very much look forward to seeing you at our annual meeting in Toronto at 9:30 a.m. on Wednesday, April 15, 2009 in the John W.H. Bassett Theatre, Room 102, Metro Toronto Convention Centre, 255 Front Street West. Our Presidents, the Fairfax officers and the Hamblin Watsa principals will all be there to answer any and all of your questions.

I would like to thank the Board and the management and employees of all our companies for their outstanding efforts during 2008. We would also like to thank you, our long term shareholders, who have supported us loyally for many, many years. We look forward to continuing to build shareholder value for you over the long term.

March 6, 2009

V. Prem Watsa
Chairman and Chief Executive Officer

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all financial information are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

We, as Fairfax’s Chief Executive Officer and Chief Financial Officer, will certify Fairfax’s annual disclosure document filed with the SEC (Form 40-F) in accordance with the United States Sarbanes-Oxley Act of 2002.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of the internal controls of the company, including management’s assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, Fairfax’s internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2008 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2008.

The effectiveness of the company’s internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears herein.

March 6, 2009

V. Prem Watsa	Greg Taylor
Chairman and Chief Executive Officer	Vice President and Chief Financial Officer

FAIRFAX FINANCIAL HOLDINGS LIMITED

Independent Auditors’ Report

To the Shareholders of Fairfax Financial Holdings Limited

We have completed integrated audits of the consolidated financial statements of Fairfax Financial Holdings Limited (the “Company”) as at December 31, 2008 and 2007 and for the three years ended December 31, 2008, and an audit of its internal control over financial reporting as at December 31, 2008. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of the Company as at December 31, 2008 and 2007, and the related consolidated statements of earnings, comprehensive income, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s consolidated financial statements as at December 31, 2008 and 2007 and for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company adopted new accounting standards related to financial instruments on January 1, 2007.

Internal control over financial reporting

We have also audited the Company’s internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting on page 13. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2008 based on criteria established in Internal Control – Integrated Framework issued by the COSO.

Chartered Accountants, Licensed Public Accountants
Toronto, Ontario

March 6, 2009

FAIRFAX FINANCIAL HOLDINGS LIMITED

Valuation Actuary’s Report

I have reviewed management’s valuation, including management’s selection of appropriate assumptions and methods, of the policy liabilities of the subsidiary insurance and reinsurance companies of Fairfax Financial Holdings Limited in its consolidated balance sheet as at December 31, 2008 and their change as reflected in its consolidated statement of earnings for the year then ended, in accordance with Canadian accepted actuarial practice.

In my opinion, management’s valuation is appropriate, except as noted in the following paragraph, and the consolidated financial statements fairly present its results.

Under Canadian accepted actuarial practice, the valuation of policy liabilities reflects the time value of money. Management has chosen not to reflect the time value of money in its valuation of the policy liabilities.

Richard Gauthier, FCIA, FCAS
PricewaterhouseCoopers LLP
Toronto, Canada
March 6, 2009

Consolidated Financial Statements

Consolidated Balance Sheets
as at December 31, 2008 and 2007

	2008	2007
	(US$ millions)

Assets
Holding company cash, short term investments and marketable securities (including assets pledged for short sale and derivative obligations – $19.7; 2007 – nil)	1,564.2	971.8
Accounts receivable and other	1,688.7	1,906.9
Recoverable from reinsurers (including recoverables on paid losses – $298.9; 2007 – $371.8)	4,234.2	5,038.5

	7,487.1	7,917.2

Portfolio investments
Subsidiary cash and short term investments (cost $5,492.3; 2007 – $3,218.8)	5,508.5	3,218.1
Bonds (cost $8,302.1; 2007 – $9,971.7)	8,425.8	10,049.9
Preferred stocks (cost $41.2; 2007 – $20.8)	38.2	19.9
Common stocks (cost $3,964.1; 2007- $2,314.9)	3,816.9	2,617.5
Investments, at equity (fair value $575.3; 2007 – $485.7)	219.3	408.0
Derivatives and other invested assets (cost $157.3; 2007 – $339.7)	398.0	979.6
Assets pledged for short sale and derivative obligations (cost $8.3; 2007 – $1,800.9)	8.3	1,798.7

	18,415.0	19,091.7

Deferred premium acquisition costs	321.9	371.1
Future income taxes	699.4	344.3
Premises and equipment	133.1	53.8
Goodwill and intangible assets	123.2	89.4
Other assets	125.7	74.3

	27,305.4	27,941.8

See accompanying notes.

Signed on behalf of the Board

Director	Director

FAIRFAX FINANCIAL HOLDINGS LIMITED

	2008	2007
	(US$ millions)

Liabilities
Subsidiary indebtedness	21.1	–
Accounts payable and accrued liabilities	1,326.5	1,232.6
Income taxes payable	656.3	68.9
Short sale and derivative obligations (including at the holding company – $9.2; 2007 – $8.4)	29.4	1,062.8
Funds withheld payable to reinsurers	355.1	362.6

	2,388.4	2,726.9

Provision for claims	14,728.4	15,048.1
Unearned premiums	1,890.6	2,153.0
Long term debt – holding company borrowings	869.6	1,063.2
Long term debt – subsidiary company borrowings	889.1	915.0
Other long term obligations – holding company	187.7	192.6

	18,565.4	19,371.9

Non-controlling interests	1,382.8	1,585.0

Contingencies (note 13)
Shareholders’ Equity
Common stock	2,124.9	2,067.4
Other paid in capital	–	57.9
Treasury stock, at cost	(22.7)	(22.6)
Preferred stock	102.5	136.6
Retained earnings	2,871.9	1,658.2
Accumulated other comprehensive income (loss)	(107.8)	360.5

	4,968.8	4,258.0

	27,305.4	27,941.8

See accompanying notes.

Consolidated Statements of Earnings
for the years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
	(US$ millions except
	per share amounts)

Revenue
Gross premiums written	5,061.4	5,214.5	5,486.6

Net premiums written	4,332.2	4,498.4	4,789.7

Net premiums earned	4,529.1	4,648.8	4,850.6
Interest and dividends	626.4	761.0	746.5
Net gains on investments	2,720.5	1,639.4	765.6
Net gain on secondary offering	–	–	69.7
Other	99.4	434.5	371.3

	7,975.4	7,483.7	6,803.7

Expenses
Losses on claims	3,720.9	3,132.0	3,822.4
Operating expenses	823.8	820.0	757.9
Commissions, net	729.8	760.3	780.7
Interest expense	158.6	209.5	210.4
Other costs and expenses	98.0	401.5	353.7

	5,531.1	5,323.3	5,925.1

Earnings from operations before income taxes	2,444.3	2,160.4	878.6
Provision for income taxes	755.6	711.1	485.6

Net earnings before non-controlling interests	1,688.7	1,449.3	393.0
Non-controlling interests	(214.9)	(353.5)	(165.5)

Net earnings	1,473.8	1,095.8	227.5

Net earnings per share	$80.38	$61.20	$12.17
Net earnings per diluted share	$79.53	$58.38	$11.92
Cash dividends paid per share	$5.00	$2.75	$1.40
Shares outstanding (000) (weighted average)	18,037	17,700	17,763

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Comprehensive Income
for the years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
	(US$ millions)

Net earnings	1,473.8	1,095.8	227.5

Other comprehensive income (loss), net of income taxes
Change in net unrealized gains and losses on available for sale securities(1)	(548.0)	293.0	–
Reclassification of net realized (gains) losses to earnings(2)	248.6	(95.4)	–
Change in unrealized foreign currency translation gains and losses(3)	(186.6)	114.9	31.9
Reclassification of foreign currency translation (gains) losses on disposition of investee company	24.9	(13.7)	–
Changes in gains and losses on hedges of net investment in foreign subsidiary(4)	(7.2)	–	–

Other comprehensive income (loss)	(468.3)	298.8	31.9

Comprehensive income	1,005.5	1,394.6	259.4

(1)	Net of income tax recovery of $213.4 (2007 – income tax expense of $142.2).

(2)	Net of income tax expense of $86.1 (2007 – income tax recovery of $35.3).

(3)	Net of income tax expense of $45.3 (2007 – income tax recovery of $7.6; 2006 – income tax recovery of $9.5).

(4)	Net of income tax recovery of $2.8 (2007 and 2006 – nil).

See accompanying notes.

Consolidated Statements of Shareholders’ Equity
for the years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
	(US$ millions)

Common stock –
Subordinate voting shares – beginning of year	2,063.6	2,068.1	2,075.8
Issuances on conversion of convertible senior debentures	192.3	–	–
Purchases for cancellation	(134.8)	(4.5)	(7.7)

Subordinate voting shares – end of year	2,121.1	2,063.6	2,068.1
Multiple voting shares – beginning and end of year	3.8	3.8	3.8

Common stock	2,124.9	2,067.4	2,071.9

Other paid in capital – beginning of year	57.9	57.9	59.4
Conversion of convertible senior debentures	(57.9)	–	–
Purchases of convertible senior debentures	–	–	(1.5)

Other paid in capital – end of year	–	57.9	57.9

Treasury shares (at cost) – beginning of year	(22.6)	(18.3)	(17.3)
Net acquisitions	(0.1)	(4.3)	(1.0)

Treasury shares (at cost) – end of year	(22.7)	(22.6)	(18.3)

Preferred stock –
Series A – beginning of year	51.2	51.2	51.2
Purchases for cancellation	(12.8)	–	–

Series A – end of year	38.4	51.2	51.2

Series B – beginning of year	85.4	85.4	85.4
Purchases for cancellation	(21.3)	–	–

Series B – end of year	64.1	85.4	85.4

Preferred stock	102.5	136.6	136.6

Retained earnings – beginning of year	1,658.2	596.6	405.6
Transition adjustment – financial instruments	–	29.8	–
Net earnings for the year	1,473.8	1,095.8	227.5
Excess over stated value of common shares purchased for cancellation	(147.2)	(2.5)	–
Excess over stated value of preferred shares purchased for cancellation	(13.9)	–	–
Common share dividends	(88.9)	(49.0)	(25.1)
Preferred share dividends	(10.1)	(12.5)	(11.4)

Retained earnings – end of year	2,871.9	1,658.2	596.6

Accumulated other comprehensive income (loss) – beginning of year	360.5	12.2	(19.7)
Transition adjustment – financial instruments	–	49.5	–
Other comprehensive income (loss)	(468.3)	298.8	31.9

Accumulated other comprehensive income (loss) – end of year	(107.8)	360.5	12.2

Retained earnings and accumulated other comprehensive income	2,764.1	2,018.7	608.8

Total shareholders’ equity	4,968.8	4,258.0	2,856.9

FAIRFAX FINANCIAL HOLDINGS LIMITED

	2008	2007	2006

Number of shares outstanding
Common stock –
Subordinate voting shares – beginning of year	16,918,020	16,981,970	17,056,856
Issuances on conversion of convertible senior debentures	886,888	–	–
Purchases for cancellation	(1,066,601)	(38,600)	(67,800)
Net treasury shares acquired	(252)	(25,350)	(7,086)

Subordinate voting shares – end of year	16,738,055	16,918,020	16,981,970
Multiple voting shares – beginning and end of year	1,548,000	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder – beginning and end of year	(799,230)	(799,230)	(799,230)

Common stock effectively outstanding – end of year	17,486,825	17,666,790	17,730,740

Preferred stock –
Series A – beginning of year	3,000,000	3,000,000	3,000,000
Purchases for cancellation	(750,000)	–	–

Series A – end of year	2,250,000	3,000,000	3,000,000

Series B – beginning of year	5,000,000	5,000,000	5,000,000
Purchases for cancellation	(1,250,000)	–	–

Series B – end of year	3,750,000	5,000,000	5,000,000

See accompanying notes.

Consolidated Statements of Cash Flows
for the years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
	(US$ millions)

Operating activities
Earnings before non-controlling interests	1,688.7	1,449.3	393.0
Amortization	22.4	27.0	24.9
Bond discount amortization	(3.9)	(17.6)	(67.9)
(Earnings) loss on investments, at equity	49.4	(7.7)	(78.0)
Future income taxes	(342.9)	323.5	375.2
Loss on significant commutations	84.2	–	412.6
Net gains on investments	–	–	(835.3)
Net (gains) losses on available for sale securities	334.7	(130.7)	–
Other net gains on investments	(3,055.2)	(1,508.7)	–

	(1,222.6)	135.1	224.5
Changes in:
Provision for claims	186.6	(981.6)	(741.2)
Unearned premiums	(200.0)	(172.4)	(274.6)
Accounts receivable and other	292.1	19.9	555.6
Recoverable from reinsurers	582.5	665.2	1,154.2
Funds withheld payable to reinsurers	(25.6)	(28.3)	(97.5)
Accounts payable and accrued liabilities	(158.0)	69.3	21.0
Income taxes payable	614.0	67.8	1.1
Other	50.9	(19.8)	62.0

Cash provided by (used in) operating activities	119.9	(244.8)	905.1

Investing activities
Investments – purchases	–	–	(3,971.3)
– sales	–	–	3,999.2
Net sales of assets and liabilities classified as held for trading	3,157.3	482.6	–
Net sales (purchases) of securities designated as held for trading	(3,814.6)	40.9	–
Available for sale securities – purchases	(6,333.0)	(3,693.5)	–
– sales	9,233.7	2,273.8	–
Net purchases of available for sale short term investments	(1,762.9)	(1,538.4)	–
Net decrease (increase) in restricted cash and cash equivalents	196.3	(107.9)	8.0
Net sales of marketable securities	–	–	51.3
Net sales (purchases) of investments, at equity	(54.2)	381.3	(2.8)
Net sales of other invested assets	–	7.6	–
Net purchases of premises and equipment and intangible assets	(23.7)	(18.0)	(13.2)
Net proceeds on secondary offerings	–	–	337.6
Proceeds on partial disposition of investee company	–	60.0	–
Sale (purchase) of subsidiaries, net of cash acquired	(11.0)	1.8	–

Cash provided by (used in) investing activities	587.9	(2,109.8)	408.8

FAIRFAX FINANCIAL HOLDINGS LIMITED

	2008	2007	2006
	(US$ millions)

Financing activities
Subsidiary indebtedness
Issuances	–	6.9	4.3
Repayment	(13.2)	(73.4)	–
Long term debt – holding company
Repayment	(62.1)	(107.8)	(115.7)
Debt issuance costs	–	(15.0)	–
Long term debt – subsidiary companies
Issuances	3.3	330.0	140.0
Repayment	(118.6)	(295.7)	(59.3)
Debt issuance costs	–	(23.4)	–
Other long term obligations – holding company – repayment	(4.9)	(4.5)	(43.7)
Repurchase of subsidiary securities	(419.5)	(121.5)	–
Repurchase of subordinate voting shares	(282.0)	(7.0)	(7.7)
Repurchase of preferred shares	(48.0)	–	–
Purchase of shares for treasury	(0.2)	(4.4)	(2.1)
Common share dividends	(88.9)	(49.0)	(25.1)
Preferred share dividends	(10.1)	(12.5)	(11.4)
Dividends paid to non-controlling interests	(25.6)	(27.3)	(22.1)

Cash provided by (used in) financing activities	(1,069.8)	(404.6)	(142.8)

Foreign currency translation	(224.8)	107.9	2.3

Increase (decrease) in cash and cash equivalents	(586.8)	(2,651.3)	1,173.4
Cash and cash equivalents – beginning of year	3,112.5	5,763.8	4,590.4

Cash and cash equivalents – end of year	2,525.7	3,112.5	5,763.8

See accompanying notes.

Cash and cash equivalents are included in the consolidated balance sheet as follows:

	December 31,
	2008	2007	2006
	(US$ millions)

Holding company cash and short term investments	293.8	31.3	540.2
Subsidiary cash and short term investments	2,338.8	2,164.8	4,602.7
Subsidiary cash and short term investments pledged for short sale and derivative obligations	8.3	1,244.2	829.3

	2,640.9	3,440.3	5,972.2
Subsidiary restricted cash and short term investments	(115.2)	(327.8)	(208.4)

	2,525.7	3,112.5	5,763.8

Notes to Consolidated Financial Statements
for the years ended December 31, 2008, 2007 and 2006
(in US$ and $millions except per share amounts and as otherwise indicated)

1.	Business Operations
Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a financial services holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance and the associated investment management.

2.	Summary of Significant Accounting Policies
The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods covered by the financial statements. The principal financial statement components subject to measurement uncertainty include other-than-temporary declines in the value of investments (note 3), the provision for claims (note 5), the allowance for unrecoverable reinsurance (note 7) and contingencies (note 13). Actual results may differ from the estimates used in preparing the consolidated financial statements.

Principles of consolidation
The consolidated financial statements include the accounts of the company and all of its subsidiaries at December 31, 2008:

Canadian Insurance

Northbridge Financial Corporation
(Northbridge)

U.S. Insurance

Crum & Forster Holdings Corp.
(Crum & Forster)

Asian Insurance

Fairfax Asia consists of:

Falcon Insurance Company Limited (Falcon)

First Capital Insurance Limited (First Capital)

ICICI Lombard General Insurance
Company Limited
(26.0% equity accounted interest) (ICICI Lombard)

Reinsurance

Odyssey Re Holdings Corp. (OdysseyRe)

Advent Capital (Holdings) PLC (Advent)

Group Re, which underwrites business in:

CRC (Bermuda) Reinsurance Limited (CRC (Bermuda))

Wentworth Insurance Company Ltd. (Wentworth)

Runoff

TIG Insurance Company (TIG)

Fairmont Specialty Group (Fairmont)

RiverStone Insurance (UK) Limited
(RiverStone (UK))

RiverStone Managing Agency

Syndicate 3500

nSpire Re Limited (nSpire Re)

Other

Hamblin Watsa Investment Counsel Ltd.
(Hamblin Watsa)
(investment management)

Ridley Inc. (Ridley) (animal nutrition)

All subsidiaries are wholly-owned except for OdysseyRe with a 70.4% interest (2007 – 61.0%; 2006 – 59.6%), Northbridge with a 63.6% interest (prior to its privatization in 2009 – refer to note 17) (2007 – 60.2%; 2006 – 59.2%), Advent with a 66.6% interest (2007 and 2006 – 44.5%) and Ridley with a 67.9% interest (2007 and 2006 – nil). Prior to the company acquiring control of Advent on September 11, 2008 pursuant to the transaction described in note 17, the company recorded its investment in Advent on the equity basis of accounting.

The company has investments in ICICI Lombard with a 26.0% interest (2007 and 2006 – 26.0%), Falcon Insurance PLC (“Falcon Thailand”) with a 24.9% interest (2007 – 24.9%; 2006 – nil) and the Cunningham Lindsey Group Limited operating companies (“the Cunningham Lindsey operating companies”) with a 45.7% interest (2007 –

FAIRFAX FINANCIAL HOLDINGS LIMITED

44.6%; 2006 – nil)) which are recorded on the equity basis of accounting. The company consolidated its 100.0% interest (2007 – 100.0%; 2006 – 81.0%) in the Cunningham Lindsey Group Inc. holding company (“Cunningham Lindsey”) until its sole asset being a 45.7% (2007 – 44.6%; 2006 – nil) interest in the Cunningham Lindsey operating companies was distributed upon liquidation into the ultimate parent company on December 5, 2008.

Investments
Financial assets are classified as held for trading, available for sale, held to maturity or loans and receivables. Financial liabilities are classified as held for trading or as other financial liabilities. Derivatives are classified as held for trading. The company’s management determines the appropriate classifications of investments in fixed income and equity securities at their acquisition date.

Held for trading – Held for trading financial assets and liabilities are purchased or incurred with the intention of generating profits in the near term (“classified as held for trading”) or are voluntarily so designated by the company (“designated as held for trading”). On initial recognition, the company generally designates financial instruments with embedded derivatives, as held for trading under the fair value option. Financial liabilities classified as held for trading comprise obligations related to securities sold but not yet purchased. Financial assets and liabilities and derivatives classified or designated as held for trading are carried at fair value in the consolidated balance sheet with realized and unrealized gains and losses recorded in net gains (losses) on investments in the consolidated statement of earnings and as an operating activity in the consolidated statement of cash flows. Dividends and interest earned net of interest incurred are included in the consolidated statement of earnings in interest and dividends and as an operating activity in the consolidated statement of cash flows in accounts receivable and other except for interest income from mortgage backed securities. Interest from mortgage backed securities is included in net gains (losses) on investments in the consolidated statement of earnings as these securities were acquired in a distressed market and as an operating activity in the consolidated statement of cash flows.

Available for sale – Non-derivative financial assets are classified as available for sale when they are intended to be held for long term profitability and are other than those classified as loans and receivables, held to maturity or held for trading. Except for equity securities that do not have quoted market values in an active market, which are carried at cost, these assets are carried at fair value with changes in unrealized gains and losses, including the foreign exchange component thereof, recorded in other comprehensive income (loss) (net of tax) until realized or impaired, at which time the cumulative gain or loss is reclassified to net gains (losses) on investments in the consolidated statement of earnings and as an operating activity in the consolidated statement of cash flows. The amount of gains or losses on securities reclassified out of accumulated other comprehensive income (loss) into net earnings is determined based on average cost. Interest and dividend income from available for sale securities, including amortization of premiums and accretion of discounts calculated using the effective interest method, are recorded in the consolidated statement of earnings in interest and dividends and as an operating activity in the consolidated statement of cash flows in accounts receivable and other and in bond discount amortization.

Held to maturity – Non-derivative financial assets that have a fixed maturity date, other than loans and receivables, for which the company has the intent and ability to hold to maturity or redemption are classified as held to maturity and reported at amortized cost. The company has not designated any financial assets as held to maturity.

Other than temporary impairments – At each reporting date, and more frequently when conditions warrant, management evaluates all available for sale (and if applicable, held to maturity) securities with unrealized losses to determine whether those unrealized losses are other than temporary and should be recognized in net earnings rather than accumulated other comprehensive income (loss). This determination is based on consideration of several factors including: (i) the length of time and extent to which the fair value has been less than its amortized cost; (ii) the severity of the impairment; (iii) the cause of the impairment and the financial condition and near-term prospects of the issuer; and (iv) the company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery of fair value. If management’s assessment indicates that the impairment in value is other than temporary, or the company does not have the intent or ability to hold the security until its fair value recovers, the security is written down to its fair value at the balance sheet date, and a loss is recognized in net gains (losses) on investments in the consolidated statement of earnings. Prior to January 1, 2007, when there was a decline in value of an investment that was determined to be other than temporary, such investments were written down to net realizable value with the charge recorded in net gain (losses) on investments in the consolidated statement of earnings.

Pricing – For traded securities, which comprise the majority of the company’s investment portfolio, quoted market value based on bid prices is considered to be fair value except for securities sold but not yet purchased which are recorded at ask price. For securities where market quotes are unavailable, the company uses estimation techniques to determine fair value including discounted cash flows, internal models that utilize observable market data to the extent possible or appropriate and comparisons with other securities that are substantially the same. The fair values of third party managed investment funds are based on the net asset values as advised by the funds. Short term investments comprise securities due to mature within one year from the date of purchase and are carried at fair value.

Recognition – The company accounts for the purchase and sale of securities using trade date accounting for purposes of both the consolidated balance sheet and the consolidated statement of earnings. Transactions pending settlement are reflected in the consolidated balance sheet in accounts receivable and other or in accounts payable and accrued liabilities.

Transaction costs related to financial assets and liabilities classified or designated as held for trading are expensed as incurred. Transaction costs related to available for sale financial assets and long term debt are capitalized to the cost of the asset or netted against the liability on initial recognition and are recorded in other comprehensive income (loss) or amortized in the consolidated statement of earnings, respectively.

Other – The equity method is used to account for investments in entities including corporations, limited partnerships and trusts in which the company is deemed to exercise significant influence. These investments are reported in investments, at equity in the consolidated balance sheet, with the company’s share of earnings (losses) including writedowns to reflect other than temporary impairment in the value of these investments reported in interest and dividends. Gains and losses realized on dispositions of equity method investments are included in net gains (losses) on investments. The company’s proportionate share of the other comprehensive income (loss) of its equity method investments is recorded in the corresponding line in the company’s consolidated statement of comprehensive income.

Derivative financial instruments
The company uses derivatives to mitigate financial risks arising principally from its investment holdings and recoverables. Derivatives that are not specifically designated or that do not meet the requirements for hedge accounting are carried at fair value on the consolidated balance sheet and changes in fair value are recorded in net gains (losses) on investments in the consolidated statement of earnings. All derivatives are monitored by the company for effectiveness in achieving their risk management objectives. The determination of fair value for the company’s derivative financial instruments where quoted market prices in active markets are unavailable is described in note 3. As at December 31, 2008, a consolidated subsidiary of the company whose functional currency is the pound sterling designated $56.3 of long term U.S. dollar debt to hedge its $56.3 U.S. dollar net investment in a self-sustaining foreign operation. During 2007 and 2006, the company did not designate any financial assets or liabilities (including derivatives) as accounting hedges.

Cash collateral received from or paid to counterparties as security for derivative contract assets or liabilities respectively is included in liabilities or assets in the consolidated balance sheet. Securities received from counterparties as collateral are not recorded as assets. Securities delivered to counterparties as collateral continue to be reflected as assets in the consolidated balance sheet as assets pledged for short sale and derivative obligations.

Cash and cash equivalents
Cash and cash equivalents consist of holding company and subsidiary cash and short term investments that are readily convertible into cash and have maturities of three months or less when purchased and exclude cash and short term investments that are restricted.

Loans and receivables and other financial liabilities
Loans and receivables and other financial liabilities are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. At each balance sheet date, the company assesses whether there is any objective evidence of impairment of financial assets classified as loans and receivables. A provision for impairment is established when such evidence provides reasonable assurance based on current information and events, that it is probable that the company will not collect all amounts due according to their original terms.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Insurance contracts
Revenue recognition – Premiums written are deferred as unearned premiums and recognized as revenue, net of premiums ceded, on a pro rata basis over the terms of the underlying policies. Certain reinsurance premiums are estimated at the individual contract level, based on historical patterns and experience from the ceding companies for contracts where reports from ceding companies for the period are not contractually due until after the balance sheet date. The cost of reinsurance purchased by the company (premiums ceded) is included in recoverable from reinsurers and is amortized over the contract period in proportion to the amount of insurance protection provided.

Provision for claims – Provisions for claims represent estimated claim and claim settlement costs of property and casualty insurance and reinsurance contracts with respect to losses that have occurred as of the balance sheet date. The provisions for loss and loss adjustment expenses are recorded at the estimated ultimate payment amounts, except that amounts arising from certain workers’ compensation business are discounted as discussed below. For insurance business, the provisions for claims are established by the case method as claims are reported. For reinsurance business, the provision for claims is based on reports and individual case estimates received from ceding companies. The estimates are regularly reviewed and updated as additional information becomes known and any resulting adjustments are included in the consolidated statement of net earnings in the period the adjustment is made. A provision is also made for management’s calculation of factors affecting the future development of claims including claims incurred but not reported (IBNR). The company utilizes generally accepted actuarial methodologies to determine provisions for claims on the basis of historical experience and the volume of business currently in force. Provisions for claims are reported in the consolidated statement of earnings after deducting amounts recoverable under reinsurance contracts.

The estimated liabilities for workers’ compensation claims that are determined to be fixed or determinable are carried in the consolidated balance sheet at discounted amounts. The company uses tabular reserving for such liabilities with standard mortality assumptions, and discounts such reserves using interest rates of 3.5% to 5.0%. The periodic discount accretion is included in the consolidated statement of earnings as a component of losses on claims.

Reinsurance – The company presents third party reinsurance balances in the consolidated balance sheet on a gross basis to indicate the extent of credit risk related to third party reinsurance and its obligations to policyholders. Net premiums earned and losses on claims are recorded in the consolidated statement of earnings net of amounts ceded to, and recoverable from, reinsurers. Unearned premiums are reported before reduction for business ceded to reinsurers and the reinsurers’ portion is classified with recoverable from reinsurers in the consolidated balance sheet along with the estimates of the reinsurers’ shares of provision for claims determined on a basis consistent with the related claims liabilities. Reinsurance contracts do not relieve the ceding company of its obligations to policyholders with respect to the underlying insurance and reinsurance contracts.

In order to control the company’s exposure to loss from adverse development of reserves or reinsurance recoverables on pre-acquisition reserves of companies acquired or from future adverse development on long tail latent or other potentially volatile claims, and to protect capital, the company has for certain acquisitions obtained vendor indemnities or purchased excess of loss reinsurance protection from reinsurers. For excess of loss reinsurance treaties (other than vendor indemnities), the company generally pays the reinsurer a premium as losses from adverse development are ceded under the treaty. The company records the premium charge (earned premiums ceded to reinsurers), commissions earned on ceded reinsurance premiums and the related reinsurance recovery (claims incurred ceded to reinsurers) in its consolidated statement of earnings in the period in which the adverse development is incurred and ceded to the reinsurer.

The company’s credit risk on reinsurance recoverables is analyzed by Riverstone. The Company’s reinsurance security department at Riverstone analyzes the recoverables of the company and is responsible for setting appropriate provisions for reinsurers suffering financial difficulties.

The provision for uncollectible reinsurance balances represents management’s estimate of specific credit-related losses, provisions for disputed and litigated balances, as well as losses that have been incurred but are not yet identifiable by individual reinsurer. The process for determining the provision involves quantitative and qualitative assessments using current and historical credit information and current market information. The process inherently requires the use of certain assumptions and judgements including: (i) assessing the probability of impairment (ii) estimating ultimate recovery rates of impaired reinsurers and, (iii) effects from potential offsets or collateral arrangements.

Changes in these assumptions or using other reasonable judgements can materially affect the provision level and thereby our net earnings.

Provisions for uncollectible reinsurance are recorded in the consolidated statement of earnings in the period in which the company determines that it is unlikely that the full amount or disputed amounts due from reinsurers are not collectible. When the probability of collection is remote either through liquidation of the reinsurer or settlement of the reinsurance balance, the uncollectible balance is written off from the provision account against the reinsurance balance.

Deferred premium acquisition costs – Certain costs of acquiring insurance premiums, consisting of brokers’ commissions and premium taxes are deferred and charged to income as the related premiums are earned. Deferred acquisition costs are limited to their estimated realizable value based on the related unearned premium, which considers anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the business based on historical experience. The ultimate recoverability of deferred premium acquisition costs is determined without regard to investment income.

Business combinations, goodwill and other intangible assets
All business combinations are accounted for using the purchase method whereby the results of acquired companies are included only from the date of acquisition and divestitures are included up to the date of disposal. Identifiable intangible assets are recognized separately from goodwill and are included in goodwill and intangibles assets in the consolidated balance sheet. Goodwill represents the excess of the price paid for the business acquired over the fair value of the net identifiable assets acquired, and is assigned to the operating units of a reporting segment which is also defined by GAAP as the level of reporting at which goodwill is tested for impairment.

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment. If the carrying value of a reporting segment, including the allocated goodwill, exceeds its fair value, the amount of the goodwill impairment is measured as the excess of the carrying amount of the reporting segment’s allocated goodwill over the implied fair value of the goodwill, based on the fair value of the assets and liabilities of the reporting segment. Any goodwill impairment is charged to the consolidated statement of earnings in the period in which the impairment is identified. The estimate of fair value required for the impairment test is sensitive to the cash flow projections and the discount rate used in the valuation.

Income taxes
Future income taxes are calculated under the liability method. Future income taxes assets and liabilities are based on differences between the financial statement and tax bases of assets and liabilities at the current substantively enacted tax rates. Changes in future income tax assets and liabilities that are associated with components of other comprehensive income (loss) (primarily unrealized investment gains and losses) are charged or credited directly to other comprehensive income (loss). Otherwise, changes in future income taxes assets and liabilities are included in the provision for income taxes. Changes in future income taxes assets and liabilities attributable to changes in substantively enacted tax rates are charged or credited to provision for income tax expense in the period of enactment. A valuation allowance is established if it is more likely than not, all or some portion of, the benefits related to a future taxes asset will not be realized.

Pensions
For defined benefit pension and other retirement benefit plans, the benefit obligations, net of the fair value of plan assets adjusted for unrecognized items consisting of prior service costs, transitional assets and obligations and net actuarial gains and losses are accrued in the consolidated balance sheet. For each plan, the company has adopted the following policies:

(i)	Actuarial valuations of benefit liabilities for pension and post retirement benefit plans are performed as at December 31 of each year for all benefit plans using the projected benefit method prorated on service, based on management’s assumptions on the discount rate, rate of compensation increase, retirement age, mortality and the trend in the health care cost rate. The discount rate is determined by management with reference to market conditions at year end. Other assumptions are determined with reference to long-term expectations.

(ii)	Expected return on plan assets is calculated based on the fair value of those assets.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(iii)	Actuarial gains (losses) arise from the difference between the actual long term rate of return and the expected long term rate of return on plan assets for that period or from changes in actuarial assumptions used to determine the benefit obligation. Only gains or losses in excess of 10% of the greater of the benefit obligations or the fair value of plan assets are amortized over the average remaining service period of active employees.

(iv)	Prior service costs arising from plan amendments are amortized on a straight line basis over the average remaining service period of employees active at the date of amendment.

(v)	When a restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

Translation of foreign currencies
Foreign currency transactions are translated into the functional currency of the company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities are recognized in the consolidated statement of earnings except for unrealized foreign exchange gains and losses arising on monetary investments classified as available for sale. These unrealized gains and losses are recorded in other comprehensive income (loss) until realized, at which time the cumulative gain or loss is reclassified to net gains (losses) on investments in the consolidated statement of earnings.

Unrealized gains or losses arising as a result of the translation of the company’s foreign self-sustaining operations along with the effective portion of any hedges are reported as a component of other comprehensive income (loss) on an after-tax basis. Upon disposal or reduction of an interest in such investments, related accumulated net translation gains or losses are included in the consolidated statement of earnings.

Comprehensive income (loss)
Comprehensive income (loss) consists of net earnings and other comprehensive income (loss) and includes all changes in equity during a period, except for those resulting from investments by owners and distributions to owners. Unrealized gains and losses on financial assets classified as available for sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments on hedges of net investments in self-sustaining foreign operations are recorded in the consolidated statement of comprehensive income and included in accumulated other comprehensive income (loss) until recognized in the consolidated statement of earnings. Accumulated other comprehensive income (net of income taxes) is included on the consolidated balance sheet as a separate component of shareholders’ equity.

Animal nutrition products
Revenues from the sale of animal nutrition products are recognized when the price is fixed or determinable, collection is reasonably assured and the product has been shipped to the customer from the plant or facility. These revenues are recorded in Revenue – Other in the consolidated statement of earnings.

Inventories of $58.5 (2007 – nil) are included in Other assets in the consolidated balance sheet and are measured at the lower of cost or net realizable value on a first-in, first-out basis. Inventories are written down to net realizable value when the cost of inventories is estimated to be greater than the anticipated selling price.

Non-controlling interest
Non-controlling interest included $86.3 (2007 – $89.4) of non-cumulative Series A and Series B preferred shares issued by OdysseyRe which pay dividends at a rate of 8.125% per annum on Series A preferred shares and at a floating rate on Series B preferred shares.

Comparative figures
Certain prior year comparative figures have been reclassified to be consistent with the current year’s presentation.

Change in accounting policies
Current year
In October 2008, amendments were made to Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, Financial Instruments – Recognition and Measurement and Section 3862, Financial Instruments – Disclosure. These amendments permit companies to reclassify certain investments in debt or equity securities from the classification that requires fair value changes to be recognized immediately in net earnings to the available for sale classification; provided strict criteria are met. No such reclassifications have been effected by the company.

Prior year
Commencing January 1, 2007, the company adopted five new accounting standards that were issued by the Accounting Standards Board (“AcSB”) of the CICA: CICA Handbook Section 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation; and Section 3865, Hedges.

The main requirements of the standards and the related accounting policies subsequently adopted by the company are discussed throughout the investment policy note. The period ended prior to January 1, 2007 has not been restated as a result of implementing the new accounting standards, except that unrealized foreign currency translation gains or losses on net investments in self-sustaining operations were reclassified to accumulated other comprehensive income (loss). As a result of these changes, the company recorded net increases of $29.8 and $49.5 to the opening balances of retained earnings and accumulated other comprehensive income on January 1, 2007 respectively, principally to recognize the majority of the company’s investment portfolio at fair value. Unamortized debt issue costs of $28.2 were reclassified from other assets to long term debt.

The company’s financial assets and liabilities, other than for recoverable from reinsurers and provision for claims, are recorded in the consolidated balance sheet at fair value on initial recognition and subsequently are accounted for based on their classification as described in the relevant accounting policy note. Prior to the adoption of these accounting standards, the majority of the company’s financial assets and liabilities were recorded at cost or amortized cost. The methods used by the company in determining the fair value of financial instruments were unchanged as a result of implementing these new accounting standards.

On October 1, 2007, the company prospectively adopted three new accounting standards that were issued by the CICA: CICA Handbook Section 1535, Capital Disclosures; Section 3862 Financial Instruments – Disclosures; and Section 3863, Financial Instruments – Presentation. Section 1535 requires the disclosure of information on the company’s capital resources and how they are managed. Sections 3862 and 3863 enhance the disclosure requirements for financial instruments (the presentation requirements remain unchanged) by expanding the disclosure of information on the nature and extent of risks arising from financial instruments and how those risks are managed. The company adopted Section 3862 and Section 3863 to replace Section 3861 – Financial Instruments – Disclosure and Presentation which was adopted on January 1, 2007.

Accounting pronouncements to be adopted in the future
Goodwill and intangible assets
In November 2007, the AcSB issued CICA Handbook Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. Requirements pertaining to goodwill are unchanged from the previous Section 3062. Section 3064 is effective for the company on January 1, 2009. The adoption of this standard is not expected to have a significant impact on the company’s consolidated financial position or results of operations.

Business combinations and non-controlling interest
In January 2009, the AcSB issued Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-Controlling Interests, which replaces Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. Section 1582 retains the fundamental requirements of Section 1581 to identify an acquirer and to use the acquisition method of accounting for each business combination. This new standard requires: measurement of share consideration issued at fair value at the acquisition date; recognition of contingent consideration at fair value at the date of acquisition with subsequent changes in fair value generally reflected in net earnings; and the acquirer to expense acquisition-related costs as incurred. A non-

FAIRFAX FINANCIAL HOLDINGS LIMITED

controlling interest may be measured at fair value or at the proportionate share of identifiable net assets. Under current Canadian GAAP, a non-controlling interest is recorded at the proportionate share of the carrying value of the acquiree. Section 1602 provides guidance on the treatment of a non-controlling interest after acquisition in a business combination. This new standard requires: a non-controlling interest to be presented clearly in equity, but separately from the parent’s equity; the amount of consolidated net income attributable to the parent and to a non-controlling interest be clearly identified and presented on the consolidated statement of income; and accounting for changes in ownership interests of a subsidiary that do not result in a loss of control as an equity transaction. Section 1601 carries forward existing guidance on aspects of the preparation of consolidated financial statements subsequent to the acquisition date other than that pertaining to a non-controlling interest.

These three new sections apply to the company’s consolidated financial statements effective January 1, 2011 with earlier adoption permitted. The company is currently evaluating the impact of adopting these three new sections on its consolidated financial position and results of operations.

International Financial Reporting Standards (“IFRS”)
In February 2008, the AcSB confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective in calendar year 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures. The company will change over to IFRS for its interim and annual financial statements beginning on January 1, 2011 and is currently evaluating the impact of adopting IFRS on its financial position and results of operations.

3.	Cash and Investments

Cash and short term investments, marketable securities, portfolio investments and short sale and derivative contracts by financial instrument classification are shown in the table below:

	December 31, 2008					December 31, 2007
	Classified	Designated	Classified			Classified	Designated	Classified
	as	as	as		Total	as	as	as		Total
	held for	held for	available		carrying	held for	held for	available		carrying
	trading	trading	for sale	Other	value	trading	trading	for sale	Other	value
Holding company:
Cash and short term investments	275.4	–	521.1	–	796.5	31.3	–	413.0	–	444.3
Assets pledged for short sale and derivative obligations – cash and short term investments	18.4	–	1.3	–	19.7	–	–	–	–	–
Bonds	–	216.6	12.2	–	228.8	–	17.6	12.2	–	29.8
Preferred stocks	–	–	12.1	–	12.1	–	–	–	–	–
Common stocks	–	–	424.3	–	424.3	–	–	235.0	–	235.0
Derivatives	82.8	–	–	–	82.8	262.7	–	–	–	262.7

	376.6	216.6	971.0	–	1,564.2	294.0	17.6	660.2	–	971.8
Short sale and derivative obligations	(9.2)	–	–	–	(9.2)	(8.4)	–	–	–	(8.4)

	367.4	216.6	971.0	–	1,555.0	285.6	17.6	660.2	–	963.4

Portfolio investments:
Cash and short term investments	2,338.8	355.2	2,814.5	–	5,508.5	2,164.8	–	1,053.3	–	3,218.1
Bonds	–	4,463.3	3,962.5	–	8,425.8	–	1,215.9	8,834.0	–	10,049.9
Preferred stocks	–	–	38.2	–	38.2	–	–	19.9	–	19.9
Common stocks	–	80.7	3,736.2	–	3,816.9	–	–	2,617.5	–	2,617.5
Investments, at equity	–	–	–	219.3	219.3	–	–	–	408.0	408.0
Derivatives	372.7	–	–	–	372.7	950.7	–	–	–	950.7
Other invested assets	–	–	–	25.3	25.3	–	–	–	28.9	28.9

	2,711.5	4,899.2	10,551.4	244.6	18,406.7	3,115.5	1,215.9	12,524.7	436.9	17,293.0

Assets pledged for short sale and derivative obligations:
Cash and short term investments	8.3	–	–	–	8.3	1,244.2	–	121.9	–	1,366.1
Bonds	–	–	–	–	–	–	–	432.6	–	432.6

	8.3	–	–	–	8.3	1,244.2	–	554.5	–	1,798.7

	2,719.8	4,899.2	10,551.4	244.6	18,415.0	4,359.7	1,215.9	13,079.2	436.9	19,091.7

Short sale and derivative obligations	(20.2)	–	–	–	(20.2)	(1,054.4)	–	–	–	(1,054.4)

	2,699.6	4,899.2	10,551.4	244.6	18,394.8	3,305.3	1,215.9	13,079.2	436.9	18,037.3

Restricted cash and cash equivalents of $115.2 (2007 – $327.8) are included in cash and short term investments and in assets pledged for short sale and derivative obligations in portfolio investments, with $3.9 (2007 – $221.3) pledged as collateral for derivative positions and the remainder consisting primarily of amounts pledged to the Society and Council of Lloyd’s (“Lloyd’s”) to support the underwriting capacity of subsidiaries’ Lloyd’s syndicates.

In addition to the amounts disclosed in note 13, the company’s subsidiaries have pledged cash and investments of $2.3 billion (2007 – $2.2 billion) inclusive of trust funds and regulatory deposits as security for their own obligations to pay claims or make premium payments (these pledges are either direct or to support letters of credit). These pledges are in the normal course of business and are generally released when the payment obligation is fulfilled.

Included in investments, at equity and common stocks designated as held for trading are investments in certain limited partnerships with a carrying value of $62.2 (2007 – $186.0) and $80.7 (2007 – nil) respectively.

The carrying value of investments by type of issuer designated as held for trading and classified as available for sale, including gross unrealized gains and losses for available for sale investments are analyzed as follows:

December 31, 2008

					Designated
	Available for sale				as held
	Cost or	Gross	Gross		for trading	Total
	amortized	unrealized	unrealized	Carrying	Carrying	carrying
	cost	gains	losses	value	value	value

Holding company:
Short term investments:(1)
Canadian government	136.7	–	(1.4)	135.3	–	135.3
U.S. treasury	387.1	–	–	387.1	–	387.1

	523.8	–	(1.4)	522.4	–	522.4

Bonds:
U.S. treasury	12.0	–	–	12.0	–	12.0
U.S. states and municipalities	–	–	–	–	88.0	88.0
Corporate and other	0.4	–	(0.2)	0.2	109.7	109.9
Mortgage backed securities	–	–	–	–	18.9	18.9

	12.4	–	(0.2)	12.2	216.6	228.8

Preferred stocks:
Canadian	11.8	0.3	–	12.1	–	12.1

	11.8	0.3	–	12.1	–	12.1

Common stocks:
Canadian	58.4	–	(11.1)	47.3	–	47.3
U.S.	397.2	12.4	(56.8)	352.8	–	352.8
Other	20.0	4.2	–	24.2	–	24.2

	475.6	16.6	(67.9)	424.3	–	424.3

Portfolio investment:
Short term investments:
Canadian government	196.9	–	(0.1)	196.8	2.8	199.6
U.S. treasury	2,307.9	–	(3.4)	2,304.5	255.8	2,560.3
Other government	297.1	16.1	–	313.2	96.6	409.8

	2,801.9	16.1	(3.5)	2,814.5	355.2	3,169.7

Bonds:
Canadian government	928.1	57.0	–	985.1	741.2	1,726.3
U.S. treasury	739.2	140.4	–	879.6	93.4	973.0
U.S. states and municipalities	999.7	12.7	(32.7)	979.7	3,036.9	4,016.6
Other government	856.8	24.3	(66.6)	814.5	38.9	853.4
Corporate and other	315.0	7.2	(18.6)	303.6	420.1	723.7
Mortgage backed securities	–	–	–	–	132.8	132.8

	3,838.8	241.6	(117.9)	3,962.5	4,463.3	8,425.8

Preferred stocks:
Canadian	10.2	–	–	10.2	–	10.2
U.S.	0.6	–	(0.5)	0.1	–	0.1
Other	30.4	–	(2.5)	27.9	–	27.9

	41.2	–	(3.0)	38.2	–	38.2

Common stocks:
Canadian	535.8	43.6	(66.4)	513.0	–	513.0
U.S.	2,731.1	95.8	(250.9)	2,576.0	46.3	2,622.3
Other	616.5	44.2	(13.5)	647.2	34.4	681.6

	3,883.4	183.6	(330.8)	3,736.2	80.7	3,816.9

(1)	Includes $1.3 of short term investments included in assets pledged for short sale and derivative obligations.

FAIRFAX FINANCIAL HOLDINGS LIMITED

December 31, 2007

					Designated
	Available for sale				as held
	Cost or	Gross	Gross		for trading	Total
	amortized	unrealized	unrealized	Carrying	Carrying	carrying
	cost	gains	losses	value	value	value

Holding company:
Short term investments:
U.S. treasury	413.0	–	–	413.0	–	413.0

	413.0	–	–	413.0	–	413.0

Bonds:
U.S. treasury	12.0	0.2	–	12.2	–	12.2
Corporate and other	–	–	–	–	17.6	17.6

	12.0	0.2	–	12.2	17.6	29.8

Common stocks:
Canadian	30.3	3.2	(0.2)	33.3	–	33.3
U.S.	177.4	3.7	(8.9)	172.2	–	172.2
Other	29.1	0.4	–	29.5	–	29.5

	236.8	7.3	(9.1)	235.0	–	235.0

Portfolio investment:
Short term investments:
Canadian government	87.7	0.9	–	88.6	–	88.6
U.S. treasury	863.1	–	(1.8)	861.3	–	861.3
Other government	103.4	–	–	103.4	–	103.4

	1,054.2	0.9	(1.8)	1,053.3	–	1,053.3

Bonds:
Canadian government	1,325.0	60.3	(0.4)	1,384.9	904.1	2,289.0
U.S. treasury	6,020.6	45.0	(76.3)	5,989.3	–	5,989.3
U.S. states and municipalities	185.7	6.5	(0.3)	191.9	–	191.9
Other government	990.1	60.0	(7.8)	1,042.3	–	1,042.3
Corporate and other	234.4	–	(8.8)	225.6	311.8	537.4

	8,755.8	171.8	(93.6)	8,834.0	1,215.9	10,049.9

Preferred stocks:
Canadian	12.8	–	–	12.8	–	12.8
U.S.	2.1	–	(0.9)	1.2	–	1.2
Other	5.9	–	–	5.9	–	5.9

	20.8	–	(0.9)	19.9	–	19.9

Common stocks:
Canadian	682.7	143.5	(20.7)	805.5	–	805.5
U.S.	1,276.5	98.4	(69.4)	1,305.5	–	1,305.5
Other	355.7	154.7	(3.9)	506.5	–	506.5

	2,314.9	396.6	(94.0)	2,617.5	–	2,617.5

Assets pledged for short sale and derivative obligations:
Short term investments:
Canadian government	53.6	–	–	53.6	–	53.6
U.S. treasury	68.3	–	–	68.3	–	68.3

	121.9	–	–	121.9	–	121.9

Bonds:
Canadian government	2.0	–	–	2.0	–	2.0
U.S. treasury	432.8	–	(2.2)	430.6	–	430.6

	434.8	–	(2.2)	432.6	–	432.6

Bonds designated as held for trading and classified as available for sale are summarized by the earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At December 31, 2008, securities containing call and put features represented approximately $4,358.2 and $950.1, respectively (2007 – $49.5 and $1,532.9, respectively) of the total fair value of bonds in the table below.

	December 31, 2008		December 31, 2007
	Amortized	Fair	Amortized	Fair
	cost	value	cost	value

Due in 1 year or less	804.7	825.7	382.1	393.6
Due after 1 year through 5 years	2,048.0	1,567.0	2,939.5	2,992.9
Due after 5 years through 10 years	5,099.5	5,235.4	2,493.6	2,542.2
Due after 10 years	943.6	1,026.5	4,625.4	4,583.6

	8,895.8	8,654.6	10,440.6	10,512.3

Effective interest rate		5.5%		4.2%

The calculation of the effective interest rate of 5.5% in 2008 is on a pre-tax basis and does not give effect to the favourable tax treatment which the company expects to receive with respect to its bond investments of approximately $4.1 billion in U.S. states and municipalities.

The number of continuous months in which available for sale securities excluding short term investments had gross unrealized losses is as follows:

December 31, 2008

	Less than 12 Months			Greater than 12 Months			Total
		Gross			Gross			Gross
	Fair	unrealized	Number of	Fair	unrealized	Number of	Fair	unrealized	Number of
	value	losses	securities	value	losses	securities	value	losses	securities

Bonds:
U.S. states and municipalities	541.1	(32.7)	30	–	–	–	541.1	(32.7)	30
Other government	327.1	(66.6)	8	–	–	–	327.1	(66.6)	8
Corporate and other	127.7	(18.8)	8	–	–	–	127.7	(18.8)	8

	995.9	(118.1)	46	–	–	–	995.9	(118.1)	46

Preferred stocks:
U.S.	0.1	(0.5)	2	–	–	–	0.1	(0.5)	2
Other	27.9	(2.5)	4	–	–	–	27.9	(2.5)	4

	28.0	(3.0)	6	–	–	–	28.0	(3.0)	6

Common stocks:
Canadian	303.3	(77.5)	5	–	–	–	303.3	(77.5)	5
U.S.	1,214.6	(307.7)	13	–	–	–	1,214.6	(307.7)	13
Other	284.3	(13.5)	20	–	–	–	284.3	(13.5)	20

	1,802.2	(398.7)	38	–	–	–	1,802.2	(398.7)	38

	2,826.1	(519.8)	90	–	–	–	2,826.1	(519.8)	90

December 31, 2007

	Less than 12 Months			Greater than 12 Months			Total
		Gross			Gross			Gross
	Fair	unrealized	Number of	Fair	unrealized	Number of	Fair	unrealized	Number of
	value	losses	securities	value	losses	securities	value	losses	securities

Bonds:
Canadian government	–	–	–	136.7	(0.4)	1	136.7	(0.4)	1
U.S. treasury	1,715.0	(3.9)	10	2,255.1	(74.6)	7	3,970.1	(78.5)	17
U.S. states and municipalities	10.3	(0.1)	4	22.4	(0.2)	6	32.7	(0.3)	10
Other government	303.8	(7.8)	3	–	–	–	303.8	(7.8)	3
Corporate and other	136.6	(8.8)	8	–	–	–	136.6	(8.8)	8

	2,165.7	(20.6)	25	2,414.2	(75.2)	14	4,579.9	(95.8)	39

Preferred stocks:
U.S.	0.5	(0.9)	1	–	–	–	0.5	(0.9)	1

Common stocks:
Canadian	426.6	(20.9)	11	–	–	–	426.6	(20.9)	11
U.S.	655.0	(78.3)	8	–	–	–	655.0	(78.3)	8
Other	23.0	(3.9)	17	–	–	–	23.0	(3.9)	17

	1,104.6	(103.1)	36	–	–	–	1,104.6	(103.1)	36

	3,270.8	(124.6)	62	2,414.2	(75.2)	14	5,685.0	(199.8)	76

FAIRFAX FINANCIAL HOLDINGS LIMITED

At each reporting date, and more frequently when conditions warrant, management evaluates all available for sale (and if applicable, held to maturity) securities with unrealized losses to determine whether those unrealized losses are other than temporary and should be recognized in net earnings rather than in accumulated other comprehensive income (loss). If management’s assessment indicates that the impairment in value is other than temporary, or the company does not have the intent or ability to hold the security until its fair value recovers, the security is written down to its fair value at the balance sheet date, and a loss is recognized in net gains (losses) on investments in the consolidated statement of earnings. As a result, net gains on investments include $996.4 (2007- $102.6) of provisions for other than temporary impairment related to securities with unrealized losses at December 31, 2008. After such provisions, the unrealized losses on such securities at December 31, 2008 were $398.7 (2007 – $103.1), $3.0 (2007 – $0.9) and $118.1 (2007 – $95.8) with respect to common stocks, preferred stocks and debt securities respectively.

As of December 31, 2008, the company had investments in bonds in or near default (where the issuer has missed payment of principal or interest or entered bankruptcy) with a fair value of $26.1 (2007 – $27.8).

The company is responsible for determining the fair value of its investment portfolio by utilizing market driven fair value measurements obtained from active markets where available, by considering other observable and unobservable inputs and by employing valuation techniques which make use of current market data. Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, the estimates presented in these consolidated financial statements are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value. The company uses a fair value hierarchy to categorize the inputs used in valuation techniques to measure fair value. A description of the inputs used in the valuation of financial instruments is summarized as follows:

1.	Quoted prices in active markets for identical instrument – Inputs represent unadjusted quoted prices for identical instruments exchanged in active markets. The fair value of the majority of the company’s preferred and common stocks and positions in securities sold but not yet purchased (including in prior periods, the S&P 500 index based Standard and Poor’s Depository receipts (“SPDRs”) short position) are determined based on quoted prices in active markets obtained from external pricing sources.

2.	Significant other observable inputs – Inputs include directly or indirectly observable inputs other than quoted prices for identical instruments exchanged in active markets. These inputs include quoted prices for similar instruments exchanged in active markets; quoted prices for identical or similar instruments exchanged in inactive markets; inputs other than quoted prices that are observable for the instruments, such as interest rates and yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates where available; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

The company’s investments in government securities (including federal, state, provincial and municipal bonds), corporate securities, private placements and infrequently traded securities are priced using publicly traded, over-the-counter prices or broker-dealer quotes which are based on market observable inputs. Observable inputs such as benchmark yields, reported trades, broker-dealer quotes, issuer spreads and bids are available for these investments.

The fair value of derivatives such as total return swaps, equity index total return swaps and S&P index call options are based on broker-dealer quotes. To assess the reasonableness of pricing received from broker-dealers, the company compares the fair values supplied by broker-dealers to industry accepted valuation models, to observable inputs such as credit spreads and discount rates and to recent transaction prices for similar assets where available.

Derivative assets as at December 31, 2008 includes $415.0 (2007 - $1,119.1) related to the fair value of credit default swaps. The fair values of credit default swaps are based principally on third party broker-dealer quotes which are based on market observable inputs with current market spreads being the primary observable input. In addition, the company assesses the reasonableness of the fair values obtained from these providers by comparing these fair values to values produced using individual issuer credit default swap yield curves, by referencing them to movements in credit spreads and by comparing them to recent market transaction prices for similar credit default swaps where available. The fair values of credit default swaps are subject to significant volatility arising from the potential differences in the perceived risk of default of the underlying issuers, movements in credit spreads and the length of time to the contracts’ maturity.

The company has investments of $463.1 (2007 – $262.7) in certain private placement convertible debt which has been designated as held for trading. The fair value of this debt is determined based on industry accepted valuation models which are sensitive to certain assumptions, specifically share price volatility and credit spreads of the issuer.

3.	Significant unobservable inputs – Inputs include unobservable inputs used in the measurement of financial instruments. Management is required to use its own assumptions regarding unobservable inputs as there is little, if any, market activity in these assets or liabilities or related observable inputs that can be corroborated at the measurement date. Unobservable inputs require management to make certain projections and assumptions about the information that would be used by market participants in pricing assets or liabilities. To verify pricing, the company assesses the reasonability of the fair values by comparing to industry accepted valuation models, to movements in credit spreads and to recent transaction prices for similar assets where available.

The extent of the company’s use of quoted market prices, internal models using observable market information as inputs and internal models without observable market information as inputs in the valuation of securities as at December 31, 2008 were as follows:

			Significant
	Total fair		other	Significant
	value asset	Quoted	observable	unobservable
	(liability)	prices	inputs	inputs

Cash and short term investments	6,333.0	6,303.9	29.1	–
Bonds	8,654.6	–	8,488.0	166.6
Preferred stocks(1)	38.2	10.1	28.1	–
Common stocks(1)	4,064.1	3,816.7	243.6	3.8
Derivatives and other invested assets	480.8	39.4	441.4	–
Short sale and derivative obligations	(29.4)	(20.2)	(9.2)	–

Portfolio investments measured at fair value – ($)	19,541.3	10,149.9	9,221.0	170.4

– (%)	100.0%	51.9%	47.2%	0.9%

(1)	Excluded from these totals are available for sale investments of $12.1 and $177.1 in preferred stocks and partnership trusts respectively which are carried at cost as they do not have quoted market values in active markets.

The fair value of the company’s investments determined through use of internal models without observable market information as inputs (approximately 0.9% of total investment portfolio required to be measured at fair value) include mortgage backed securities that were purchased during 2008, at deep discounts to par, and had a fair value of $151.7 at December 31, 2008. These securities are valued using an internal discounted cash flow model. The cash flow model incorporates actual cash flows on the mortgage backed securities through the current period and projects the remaining cash flows from the underlying mortgages, using a number of assumptions and inputs that are based on the security specific collateral. The assumptions to which the model is sensitive include default, prepayment and recovery rates. The company assesses the reasonableness of the values of these securities by comparing to recent transaction prices for similar assets where available.

A net loss at December 31, 2008 of $29.2 (2007 – nil) representing the change in fair value of the company’s investments (principally mortgage backed securities purchased during 2008 at a deep discount to par) priced through the use of internal models without observable market information as inputs was recognized in the consolidated statement of earnings. The change in fair value of $29.2 was offset by the receipt of $44.9 of interest and return of capital during the period.

FAIRFAX FINANCIAL HOLDINGS LIMITED

A reconciliation of financial instruments measured at fair value on a recurring basis with the use of significant unobservable inputs from January 1, 2008 to December 31, 2008 follows:

		Common
	Bonds	stocks

Balance at January 1, 2008	23.3	10.6
Net gains (losses) included in the consolidated statement of earnings	(37.4)	7.9
Net purchases (sales)	180.7	(12.2)
Transfer out of category	–	(2.5)

Balance at December 31, 2008	166.6	3.8

Investment Income

An analysis of investment income for the years ended December 31 as follows:

	2008
	Classified as	Designated as	Classified as
	held for	held for	available
	trading	trading	for sale	Other	Total

Interest income:
Cash and short term investments	100.4	–	30.8	–	131.2
Bonds	–	81.9	372.7	–	454.6
Derivatives and other	14.8	–	–	6.4	21.2

	115.2	81.9	403.5	6.4	607.0

Dividends:
Preferred stocks	–	–	1.5	–	1.5
Common stocks	–	–	74.5	–	74.5

	–	–	76.0	–	76.0

Losses from investments, at equity	–	–	–	(49.4)	(49.4)
Expenses		–	–	(7.2)	(7.2)

	115.2	81.9	479.5	(50.2)	626.4

Net gains (losses) on investments:
Bonds:
Gains	–	–	651.8	–	651.8
Losses	–	(356.1)	(22.0)	–	(378.1)

	–	(356.1)	629.8	–	273.7

Preferred stocks:
Gains	–	–	3.0	–	3.0
Losses	–	–	–	–	–

	–	–	3.0	–	3.0

Common stocks:
Gains	–	–	44.0	–	44.0
Losses	–	(20.8)	(2.6)	–	(23.4)

	–	(20.8)	41.4	–	20.6

Financial instruments classified as held for trading	3,433.6	–	–	–	3,433.6
Foreign currency gains (losses) on cash, cash equivalents and short term investments	(75.7)	71.8	(7.3)	–	(11.2)
Foreign currency translation loss on disposition of investee company	–	–	–	(24.9)	(24.9)
Other	–	1.2	–	20.9	22.1
Other than temporary impairments of investments	–	–	(996.4)	–	(996.4)

	3,357.9	(303.9)	(329.5)	(4.0)	2,720.5

	3,473.1	(222.0)	150.0	(54.2)	3,346.9

	2007					2006
	Classified as	Designated as	Classified as
	held for	held for	available
	trading	trading	for sale	Other	Total	Total

Interest income:
Cash and short term investments	182.8	–	29.6	–	212.4	268.6
Bonds	–	47.4	399.4	–	446.8	356.4
Derivatives and other	20.8	–	–	–	20.8	(14.8)

	203.6	47.4	429.0	–	680.0	610.2

Dividends:
Preferred stocks	–	–	1.2	–	1.2	0.7
Common stocks	–	–	80.5	–	80.5	71.9

	–	–	81.7	–	81.7	72.6

Earnings from investments, at equity	–	–	–	7.7	7.7	78.0
Expenses	–	–	–	(8.4)	(8.4)	(14.3)

	203.6	47.4	510.7	(0.7)	761.0	746.5

Net gains (losses) on investments:
Bonds:
Gains	–	–	93.7	–	93.7	216.3
Losses	–	(42.0)	(1.0)	–	(43.0)	(7.3)

	–	(42.0)	92.7	–	50.7	209.0

Preferred stocks:
Gains	–	–	–	–	–	1.6
Losses	–	–	–	–	–	–

	–	–	–	–	–	1.6

Common stocks:
Gains	–	–	158.2	–	158.2	799.4
Losses	–	–	(17.7)	–	(17.7)	(4.3)

	–	–	140.5	–	140.5	795.1

Investments, at equity	–	–	–	220.5	220.5	–
Financial instruments classified as held for trading	1,274.7	–	–	–	1,274.7	(251.0)
Foreign currency gains (losses) on cash, cash equivalents and short term investments	24.0	–	–	–	24.0	72.6
Repurchase of debt	–	–	–	1.8	1.8	(15.7)
Secondary offerings – OdysseyRe	–	–	–	–	–	69.7
Other	–	–	–	40.0	40.0	(8.2)
Other than temporary impairments of investments	–	–	(102.6)	(10.2)	(112.8)	(37.8)

	1,298.7	(42.0)	130.6	252.1	1,639.4	835.3

	1,502.3	5.4	641.3	251.4	2,400.4	1,581.8

The net losses on investments, in bonds designated as held for trading of $356.1 (2007 – $42.0) are principally unrealized losses on bonds with embedded derivatives where changes in fair value are recorded through the consolidated statement of earnings.

Earnings from investments, at equity includes a provision of nil (2007– $37.4; 2006 – nil) for other than temporary impairments. In 2007, the other than temporary impairment of $37.4 related to the company’s investment in Advent. Included in net gains on investments – other are dilution losses of nil (2007 – $8.0; 2006 – $8.1) and dilution gains of nil (2007 – $1.2; 2006 – $15.8), related to changes in the company’s proportional ownership in certain of its consolidated and equity accounted investments.

On June 13, 2007, the company and its subsidiaries completed the sale of all of their 26.1% interest in Hub International Limited (“Hub”) for cash proceeds of $41.50 per share. The sale of 10.3 million Hub shares held by the company and its subsidiaries resulted in cash proceeds of $428.5 and a net gain on investment before income taxes and non-controlling interests of $220.5.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table summarizes the impact of investments classified or designated as held for trading on net gains (losses) on investments included in the consolidated statement of earnings. Other is primarily comprised of warrants, foreign exchange forward contracts and futures contracts. Common stock and equity index short positions includes positions in securities sold but not yet purchased, total return swaps and equity index call options.

					Designated as
	Classified as held for trading				held for trading
	Common
	stock and	Credit
	equity index	default				Common
	short positions	swaps	Other	Total	Bonds	stocks

For the year ended December 31, 2008
Inception-to-date realized gains (losses) on positions closed in the year	1,989.9	1,802.9	62.5	3,855.3	(2.1)	–
Reversal of mark-to-market (gains) losses recognized in prior periods on positions closed in the year	89.9	(750.6)	2.9	(657.8)	0.1	–
Mark-to-market gains (losses) arising on positions remaining open at year end	(0.2)	238.2	(1.9)	236.1	(354.1)	(20.8)

Net gains (losses)	2,079.6	1,290.5	63.5	3,433.6	(356.1)	(20.8)

For the year ended December 31, 2007
Inception-to-date realized gains (losses) on positions closed in the year	106.0	173.6	(1.4)	278.2	19.1	–
Reversal of mark-to-market (gains) losses recognized in prior periods on positions closed in the year	(15.9)	11.1	(2.1)	(6.9)	(12.6)	–
Mark-to-market gains (losses) arising on positions remaining open at year end	52.9	960.3	(9.8)	1,003.4	(48.5)	–

Net gains (losses)	143.0	1,145.0	(13.3)	1,274.7	(42.0)	–

For the year ended December 31, 2006
Inception-to-date realized gains (losses) on positions closed in the year	(162.0)	–	(12.1)	(174.1)	–	–
Reversal of mark-to-market (gains) losses recognized in prior periods on positions closed in the year	69.1	–	4.0	73.1	–	–
Mark-to-market gains (losses) arising on positions remaining open at year end	(65.8)	(83.5)	(0.7)	(150.0)	–	–

Net gains (losses)	(158.7)	(83.5)	(8.8)	(251.0)	–	–

4.	Securities Sold but not yet Purchased and Derivative Transactions

The following table provides the notional and fair value of the company’s derivative instruments and securities sold but not yet purchased. The fair value of derivatives in a gain position are presented on the consolidated balance sheet in derivatives and other invested assets in portfolio investments and in cash, short term investments and marketable securities of the holding company. The fair value of derivatives in a loss position and obligations to purchase securities sold short are presented on the consolidated balance sheet in short sale and derivative obligations.

	December 31, 2008				December 31, 2007
		Notional	Fair value			Notional	Fair value
	Cost	value	Assets	Liabilities	Cost	value	Assets	Liabilities

Securities sold short
SPDRs	–	–	–	–	819.7	–	–	975.4
Common stock	–	–	–	–	74.8	–	–	72.8
Short positions effected by equity contracts
Equity index total return swaps	–	–	–	–	–	1,629.8	59.5	6.8
Equity total return swaps	–	1.3	–	–	–	247.0	19.2	3.8
S&P 500 index call options	0.1	518.4	–	–	3.6	2,480.0	0.3	–
Credit contracts
Credit default swaps	161.5	8,873.0	415.0	–	340.0	18,539.2	1,119.1	–
Warrants	19.2	342.6	0.6	–	20.5	418.2	15.3	–
Other	–	–	39.9	29.4	–	–	–	4.0

Total			455.5	29.4			1,213.4	1,062.8

During the second quarter of 2008, the company closed its previous short positions in SPDRs and listed common stocks and substantially replaced these investments with the equity index total return swaps and equity total return swaps. During the fourth quarter of 2008, as a result of the very significant decline of the equity markets, the company closed out its synthetic short position in various global equity indices and listed common stocks, realizing net pre-tax gains of $1,272.0 and $714.0 respectively for the year ended December 31, 2008.

At December 31, 2008, the fair value included in portfolio investments for assets pledged as collateral for derivative contracts was $8.3 (2007 - $1,798.7, including assets pledged for obligations to purchase securities sold), of which $3.9 (2007 – $221.3) was restricted cash; the remainder of the assets, although pledged, may be substituted with similar assets. The closing of total return swaps and short positions during 2008 resulted in the release of a significant portion of collateral formerly pledged in support of those obligations.

The company has credit default swaps, referenced to various issuers in the banking, mortgage and insurance sectors of the financial services industry, which serve as an economic hedge against declines in the fair value of the company’s financial assets. These credit default swaps have a remaining average life of 3.3 years (2007 – 4.0 years) and a notional amount and fair value as shown in the table above. During 2008, the company sold $11,629.8 (2007 – $965.5; 2006 – nil) notional amount of credit default swaps for proceeds of $2,048.7 (2007 – $199.3; 2006 – nil) and recorded net gains on sale of $1,052.3 (2007 – $184.7; 2006 – nil) and net mark-to-market gains of $238.2 (2007 – $960.3; 2006 – net mark-to-market losses of $83.5).

A maturity analysis of the credit default swaps is presented in the following table:

	December 31, 2008		December 31, 2007
	Notional value	Fair value	Notional value	Fair value

Expiring in 1 year or less	60.0	2.1	647.0	7.2
Expiring after 1 year through 5 years	7,208.8	315.6	12,152.1	741.7
Expiring after 5 years through 10 years	1,604.2	97.3	5,740.1	370.2

	8,873.0	415.0	18,539.2	1,119.1

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its total return swap and credit default swap contracts, pursuant to which the counterparties to these transactions are contractually required to deposit cash or government securities in collateral accounts for the benefit of the company in amounts related to the then current fair value of the credit default swaps. The fair value of this collateral at December 31, 2008, all of which consists of government securities, is $285.1 (2007- $886.0), $107.6 of which (2007 – nil) the company has the right to sell or repledge, and $177.5 (2007 – $886.0) of which the company does not have the right to sell or repledge.

5.	Provision for Claims

The provisions for unpaid claims and adjustment expenses and for the third party reinsurers’ share thereof are estimates subject to variability, and the variability could be material in the near term. The variability arises as all events affecting the ultimate settlement of claims have not taken place and may not take place for some time. Variability may result from receipt of additional claim information, changes in judicial interpretation of contracts or liability, significant changes in severity or frequency of claims from historical trends, expansion of coverage to include unanticipated exposures, or a variety of other reasons. These estimates are principally based on the company’s historical experience using methods of estimation which the company believes to produce reasonable results given current information and trends.

Changes in claim liabilities recorded on the consolidated balance sheets and their impact on unpaid claims and allocated loss adjustment expenses are as shown in the following table:

	December 31,
	2008	2007	2006

Provision for claims – beginning of year – net	10,624.8	10,633.8	9,332.8
Foreign exchange effect of change in provision for claims	(580.3)	328.8	78.3
Incurred loss occurring due to Swiss Re commutation	–	–	412.6
Provision for claims occurring:
In the current year	3,405.4	3,122.5	3,126.9
In the prior years	55.4	22.8	288.1
Paid on claims during the year related to:
The current year	(835.5)	(786.3)	(748.4)
The prior years	(2,034.2)	(2,696.8)	(2,443.9)
Proceeds from the Swiss Re commutation	–	–	587.4
Provision for claims of acquired companies at December 31	372.9	–	–

Provision for claims at December 31 before the undernoted	11,008.5	10,624.8	10,633.8
CTR Life	34.9	21.5	24.8

Provision for claims – end of year – net	11,043.4	10,646.3	10,658.6
Reinsurers’ share of provision for claims	3,685.0	4,401.8	4,843.7

Provision for claims – end of year – gross	14,728.4	15,048.1	15,502.3

The foreign exchange effect of change in provision for claims results from the fluctuation of the strengthening U.S. dollar in relation to primarily the Canadian dollar and European currencies. The company generally mitigates the impact of foreign currency movements on its foreign currency denominated claims liabilities by holding foreign currency-denominated investments. As a result, the impact of foreign currency translation gains and losses included in incurred losses generally is partially or wholly mitigated by foreign currency translation gains and losses on investment assets that are included in financial results as investment income in the consolidated statement of comprehensive income. The commutation in 2006 of the $1 billion Swiss Re corporate adverse development cover resulted in an incurred loss of $412.6 and net proceeds of $587.4.

The fair value of insurance and reinsurance contracts is estimated as follows:

	December 31, 2008		December 31, 2007
	Fair value	Carrying value	Fair value	Carrying value

Insurance contracts	17,120.6	16,619.0	16,956.7	17,201.1
Ceded reinsurance contracts	3,861.9	3,909.9	4,360.6	4,650.8

The fair value of insurance contracts is comprised of the fair value of unpaid claim liabilities and the fair value of the unearned premiums. The fair value of ceded reinsurance contracts is comprised of the fair value of the reinsurers’ share of unpaid claim liabilities and the unearned premium. Both reflect the time value of money whereas the carrying values (including the reinsurers’ share thereof) do not reflect discounting, except for workers’ compensation lines of business. The calculation of the fair value of the unearned premium includes acquisition expenses to reflect the deferral of these expenses at the inception of the insurance contract. The estimated value of insurance and ceded reinsurance contracts is determined by projecting the expected future cash flows of the contracts, selecting the appropriate interest rates, and applying the resulting discount factors to expected future cash flows. The difference between the sum of the undiscounted expected future cash flows and the sum of the discounted future cash flows represents the time value of money. A margin for risk and uncertainty is added to the discounted cash flows to reflect factors including the volatility of the lines of business written, quantity of reinsurance purchased, credit quality of reinsurers and a risk margin for future changes in interest rates.

The excess of the fair value of insurance contracts over the carried amounts in the consolidated balance sheet increased from December 31, 2007 (when carried amount was in excess of fair value) due to a significant decrease in interest rates (based upon U.S. Treasury rates) used to discount the expected future cash flows.

The table that follows shows the potential impact of interest rate fluctuations on the fair value of insurance and reinsurance contracts:

	December 31, 2008		December 31, 2007
	Fair value	Fair value	Fair value	Fair value
	of	of	of	of
	insurance	reinsurance	insurance	reinsurance
	contracts	contracts	contracts	contracts

Change in interest rates
100 basis point increase	16,627.4	3,741.0	16,545.5	4,242.2
100 basis point decrease	17,607.3	3,977.6	17,475.8	4,504.1

6.	Significant Commutations

On June 26, 2008, Crum & Forster commuted an aggregate stop loss contract. The commutation resulted in receipt of $302.5 of cash proceeds, a decrease in recoverable from reinsurers of $386.7 and a non-cash pre-tax charge of $84.2 in these consolidated financial statements.

On July 27, 2006, Fairfax exercised its right to commute the Swiss Re corporate adverse development cover, as it had determined that based on projected payout patterns and other financial considerations, that cover no longer provided it with a commercial or economic advantage. At the time of the commutation on August 3, 2006, Fairfax also terminated its $450 letter of credit facility effectively secured by the assets held in trust derived from the premiums on the Swiss Re corporate adverse development cover and the accumulated interest thereon. By virtue of the commutation, the $587.4 of funds held in trust under the Swiss Re corporate adverse development cover were paid to nSpire Re. The accounting effect of the commutation was a non-cash pre-tax and after-tax charge of $412.6.

7.	Reinsurance

The company follows the policy of underwriting and reinsuring contracts of insurance and reinsurance which, depending on the type of contract, generally limits the liability of the individual insurance and reinsurance subsidiaries to a maximum amount on any one loss of $15.0 for OdysseyRe, $5.0 (excluding workers’ compensation) for Crum & Forster and $2.8 for Northbridge. Reinsurance decisions are made by the subsidiaries to reduce and spread the risk of loss on insurance and reinsurance written, to limit multiple claims arising from a single occurrence and to protect capital resources. The amount of reinsurance purchased can vary among subsidiaries depending on the lines

FAIRFAX FINANCIAL HOLDINGS LIMITED

of business written, their respective capital resources and prevailing or expected market conditions. Reinsurance is generally placed on an excess of loss basis and written in several layers, the purpose of which is to limit the amount of one risk to a maximum amount acceptable to the company and protect from losses on multiple risks arising from a single occurrence. This type of reinsurance includes what is generally referred to as catastrophe reinsurance. The company’s reinsurance does not, however, relieve the company of its primary obligation to the policy holder.

The majority of reinsurance contracts purchased by the company provide coverage for a one year term and are negotiated annually. The ability of the company to obtain reinsurance on terms and prices consistent with historical results reflects, among other factors, recent loss experience of the company and of the industry in general. The company does not expect that there will be significant changes in prices or terms and conditions in the near future. If a major loss were to occur (for example, of the magnitude of 2008’s Hurricanes Ike and Gustav) or if the performance of the industry were to deteriorate, the cost for reinsurance could change significantly. If that were to occur, each subsidiary would evaluate the relative costs and benefits of accepting more risk on a net basis, reducing exposure on a direct basis or paying additional premiums for reinsurance.

Historically the company has purchased, or has negotiated as part of the purchase of a subsidiary, adverse development covers as protection from adverse development of prior years’ reserves. In the past, significant amounts of reserve development have been ceded to these reinsurance treaties. The majority of these treaties have been commuted, are at limit, or are nearing limit, so that in the future, if further adverse reserve development originally protected by these covers were to occur, little if any would be ceded to reinsurers.

The net impact of ceded reinsurance transactions for each of the fiscal years 2008, 2007 and 2006 was as follows:

	2008	2007	2006

Earned premiums ceded to reinsurers	(713.5)	(725.0)	(747.2)
Commissions earned on ceded reinsurance premiums	144.9	147.3	143.7
Claims incurred ceded to reinsurers(1)	483.5	235.9	(98.0)
Provision for uncollectible reinsurance	(15.0)	(46.2)	(46.5)

Net impact of ceded reinsurance transactions (pre-tax)	(100.1)	(388.0)	(748.0)

(1)	In 2008 included an $84.2 loss on Crum & Forster’s commutation of an aggregate stop loss contract. In 2006 included a $412.6 loss on the commutation of the Swiss Re corporate adverse development cover.

The company has guidelines and a review process in place to assess the creditworthiness of the reinsurers to which it cedes. Note 18 discusses the company’s management of credit risk associated with reinsurance recoverables.

The company makes specific provisions against reinsurance recoverables from reinsurers considered to be in financial difficulty. In addition, the company records a general allowance based upon analysis of historical recoveries, the level of allowance already in place and management’s judgment on future collectibility. The provision for uncollectible reinsurance at December 31, 2008 was $370.2 (2007 – $424.3).

8.	Subsidiary Indebtedness and Long Term Debt

	December 31, 2008		December 31, 2007
		Total		Total
		carrying		carrying
	Principal	value(a)	Principal	value(a)

Subsidiary indebtedness consists of the following balances:
Ridley secured revolving term facility:
Cdn $30.0 or U.S. dollar equivalent at floating rate due October 31, 2011(1)	14.7	14.4	–	–
U.S. $20.0 at floating rate due October 31, 2011(1)	7.0	6.7	–	–

	21.7	21.1	–	–

Long term debt consists of the following balances:
Fairfax unsecured notes:
6.875% due April 15, 2008(1)	–	–	62.1	62.1
7.75% due April 15, 2012(2)	181.6	177.4	181.6	176.7
8.25% due October 1, 2015(2)(3)	90.9	90.6	90.9	90.5
7.75% due June 15, 2017(2)(4)	282.6	263.9	282.6	261.7
7.375% due April 15, 2018(2)(3)	144.2	143.7	144.2	143.6
8.30% due April 15, 2026(3)	91.8	91.3	91.8	91.3
7.75% due July 15, 2037(3)	91.3	89.9	91.3	89.9
Fairfax convertible senior debentures at 5.0% due July 15, 2023(1)	–	–	137.0	134.3
Other debt – secured loan at 6.15% due January 28, 2009(9)	12.8	12.8	13.1	13.1

Long term debt – holding company borrowings	895.2	869.6	1,094.6	1,063.2

OdysseyRe unsecured senior notes:
7.65% due November 1, 2013(5)	225.0	223.7	225.0	224.7
6.875% due May 1, 2015(6)	125.0	123.6	125.0	124.4
Series A, floating rate due March 15, 2021(7)	50.0	49.7	50.0	50.0
Series B, floating rate due March 15, 2016(7)	50.0	49.7	50.0	50.0
Series C, floating rate due December 15, 2021(8)	40.0	39.8	40.0	40.0
Crum & Forster unsecured senior notes:
10.375% due June 15, 2013(1)(2)	–	–	4.3	4.2
7.75% due May 1, 2017(2)	330.0	305.2	330.0	303.1

Long term debt – operating companies	820.0	791.7	824.3	796.4

Consolidated debt of investments:

Cunningham Lindsey unsecured Series B debentures of Cdn$125 at 7.0% due June 16, 2008(1)	–	–	126.7	126.7
Advent subordinated notes:
floating rate due June 3, 2035(1)	34.0	32.9	–	–
€12.0 million, floating rate due June 3, 2035(1)	16.7	16.2	–	–
Advent unsecured senior notes:
floating rate due January 15, 2026(1)	26.0	25.0	–	–
floating rate due December 15, 2026(1)	20.0	19.3	–	–
Ridley economic development loan at 1% due August 10, 2019(1)	0.8	0.7	–	–
MFXchange, equipment loans at 7.2% due March 31, 2011	3.3	3.3	–	–

	100.8	97.4	126.7	126.7

Less: Cunningham Lindsey debentures held by Fairfax(1)	–	–	(8.1)	(8.1)

Long term debt – subsidiary company borrowings	920.8	889.1	942.9	915.0

	1,816.0	1,758.7	2,037.5	1,978.2

(a)	Principal net of unamortized issue costs and discounts.

(1)	During 2008, the company or one of its subsidiaries completed the following transactions with respect to its debt:

(a)	Effective November 4, 2008, the company consolidated the long term debt of Ridley pursuant to the transactions described in note 17. The interest rate on the revolving term facility is the bankers acceptance rate for Canadian dollar debt or LIBOR for U.S. dollar debt plus a margin of 1.00% to 1.50% based on a specific debt ratio. Subsequent to its acquisition by the company, Ridley repaid $13.2 of its secured revolving term facilities.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(b)	Effective September 11, 2008, the company consolidated the long term debt of Advent pursuant to the transaction described in note 17. The interest rates and call features of Advent’s long term debt are as follows: U.S. dollar notes at the three month LIBOR plus 3.90% and euro subordinated notes at the three month EURIBOR plus 3.85% due June 3, 2035 may be called at par after June 3, 2010; U.S. dollar unsecured senior notes at the three month LIBOR plus 4.50% due January 15, 2026 may be called at par after January 16, 2011; and U.S. dollar unsecured senior notes due December 15, 2026 at the three month LIBOR plus 4.15% may be called at par after December 15, 2011.

(c)	On June 16, 2008, Crum & Forster redeemed for cash all $4.3 principal amount of its outstanding notes due 2013 for total consideration of $4.5.

(d)	On June 16, 2008, Cunningham Lindsey repaid the outstanding Cdn$125.0 of its Series B debentures which matured on that date. This transaction decreased subsidiary company borrowings by $118.6 net of $8.1 of these debentures owned by the company.

(e)	On April 15, 2008, the company repaid the outstanding $62.1 principal amount of its notes which matured on that date.

(f)	On January 9, 2008, the company called for redemption all of its 5.0% convertible senior debentures due 2023. On February 13, 2008, $188.5 principal amount of these debentures were converted by their holders into 886,888 subordinate voting shares of the company and the company paid a nominal amount of cash to redeem the unconverted debentures and in lieu of fractional shares. The conversion was recorded as a $192.3 increase of common stock and a $134.4 and $57.9 reduction of long term debt and other paid in capital respectively.

(2)	During 2007, the company or one of its subsidiaries completed the following transactions with respect to its debt:

(a)	The company closed its note exchange offer (which was accounted for as a modification of debt), under which $282.6 of outstanding notes due in 2012 were exchanged for a cash early participation payment of $11.2 and the issue of $282.6 of new 7.75% senior notes due in 2017, plus accrued interest to the settlement date. Of the $3.8 of additional transaction costs, $2.9 qualified for deferral and amortization pursuant to debt modification accounting treatment and was classified as a reduction to the carrying value of the debt.

(b)	Crum & Forster completed a private placement debt offering of $330.0 principal amount of 7.75% senior notes due May 1, 2017 at an issue price of 100%. Pursuant to Crum & Forster’s tender offer to purchase for cash any and all of its outstanding 10.375% senior notes due 2013, the net proceeds of the offering of $325.2 (after commissions and expenses), together with available cash on hand, were used to purchase $295.7 of the 2013 senior notes for total consideration of $325.7, plus accrued and unpaid interest of $12.1. Interest expense for 2007 includes $21.2 of one-time debt extinguishment and transaction costs on Crum & Forster’s tender offer and debt offering which did not qualify for deferral and amortization pursuant to debt modification accounting treatment. The new Crum & Forster unsecured senior notes due 2017 are redeemable at Crum & Forster’s option at any time beginning May 1, 2012 at specified redemption prices. A registration statement on Form S-4 with respect to the 7.75% senior notes due 2017 was declared effective on July 13, 2007.

(c)	The company repaid the outstanding $60.4 of its notes which matured on February 27, 2007. The company purchased $40.0 of its notes due 2018 and $9.1 of its notes due 2015 for cash payments of $38.1 and $9.3 respectively.

(d)	Following OdysseyRe’s calling the outstanding $23.5 principal amount of its 4.375% convertible senior debentures due 2022 for redemption, all holders had their debentures converted into common stock of OdysseyRe with the result that no convertible debentures thereafter remained outstanding.

(3)	During 2002, the company closed out the swaps for this debt and deferred the resulting gain which is amortized to earnings over the remaining term to maturity. The unamortized balance at December 31, 2008 is $33.3 (2007 – $36.1).

(4)	Redeemable at Fairfax’s option at any time on or after June 15, 2012, June 15, 2013, June 15, 2014 and June 15, 2015 at $103.9, $102.6, $101.3 and $100.0 per bond, respectively .

(5)	Redeemable at OdysseyRe’s option at any time at a price equal to the greater of (a) 100% of the principal amount to be redeemed or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis at the treasury rate plus 50 basis points, plus, in each case, accrued interest thereon to the date of redemption.

(6)	Redeemable at OdysseyRe’s option at any time at a price equal to the greater of (a) 100% of the principal amount to be redeemed or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon

(exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis at the treasury rate plus 40 basis points, plus, in each case, accrued interest thereon to the date of redemption.

(7)	The Series A and Series B notes are callable by OdysseyRe in 2011 and 2009, respectively, at their par value plus accrued and unpaid interest. The interest rate on each series of debentures is equal to three month LIBOR, which is calculated on a quarterly basis, plus 2.20%.

(8)	The Series C notes are due in 2021 and are callable by OdysseyRe in 2011 at their par value plus accrued and unpaid interest. The interest rate is equal to three month LIBOR plus 2.5% and is reset after every payment date.

(9)	On the maturity date, January 28, 2009, the company repaid the outstanding $12.8 of its 6.15% secured loan.

Northbridge maintains a five-year, unsecured, revolving credit facility with a Canadian chartered bank maturing in 2012 for up to Cdn$50.0. As at December 31, 2008, there was Cdn$1.6 utilized under this credit facility, all of which was in support of letters of credit.

OdysseyRe maintains a five-year $200.0 credit facility with a syndicate of lenders maturing in 2012. As at December 31, 2008, there was $56.5 utilized under this credit facility, all of which was in support of letters of credit.

Consolidated interest expense on long term debt amounted to $158.2 (2007 – $202.1; 2006 – $203.4). Interest expense on subsidiary indebtedness amounted to $0.4 (2007 – $7.4; 2006 – $7.0). The aggregate amount of cash interest paid for the years ended December 31, 2008, 2007 and 2006 was $160.2, $184.3 and $214.6, respectively. At December 31, 2008, the fair value of the company’s long term debt is estimated to be $1,459.8 (2007 – $2,033.7) as compared to the carrying value of $1,758.7 (2007 – $1,978.2).

Principal repayments are due as follows:

2009	14.4
2010	1.7
2011	0.3
2012	181.6
2013	225.1
Thereafter	1,392.9

9.	Other Long Term Obligations – Holding Company

Other holding company long term obligations are comprised of the following:

	December 31, 2008		December 31, 2007
	Carrying	Fair	Carrying	Fair
	value	value	value	value

Purchase consideration payable	169.8	169.8	174.7	174.7
Trust preferred securities of subsidiaries	17.9	11.4	17.9	17.0

	187.7	181.2	192.6	191.7

On December 16, 2002, the company acquired Xerox’s 72.5% economic interest in TRG, the holding company of International Insurance Company (“IIC”), in exchange for payments over the next 15 years of $424.4 ($203.9 at December 16, 2002 using a discount rate of 9.0% per annum), payable approximately $5.0 a quarter from 2003 to 2017 and approximately $128.2 on December 16, 2017.

TIG Holdings had issued 8.597% junior subordinated debentures to TIG Capital Trust (a statutory business trust subsidiary of TIG Holdings) which, in turn, has issued 8.597% mandatory redeemable capital securities, maturing in 2027.

FAIRFAX FINANCIAL HOLDINGS LIMITED

10.	Shareholders’ Equity

Capital Stock

Authorized capital

The authorized share capital of the company consists of an unlimited number of preferred shares issuable in series, an unlimited number of multiple voting shares carrying ten votes per share and an unlimited number of subordinate voting shares carrying one vote per share.

Issued capital

Issued capital includes both multiple and subordinate voting shares, Series A preferred shares and Series B preferred shares.

Series A preferred shares are floating rate cumulative redeemable (at the company’s option) preferred shares with an annual dividend rate based on the prime rate, but in any event not less than 5% per annum and with stated capital of Cdn$25 per share.

Series B preferred shares are fixed rate cumulative redeemable (at the company’s option) preferred shares with a dividend rate of 6.5% per annum until November 30, 2009 and thereafter at an annual rate based upon the yield of five year Government of Canada bonds, and stated capital of Cdn$25 per share.

Treasury shares

The company acquires its own subordinate voting shares on the open market for use in its various senior share plans which are described in note 13. The number of shares reserved in treasury as at December 31, 2008 was 112,109 (2007 - 111,857; 2006 – 86,507).

Capital transactions

(a)	Under the terms of normal course issuer bids, during 2008 the company repurchased for cancellation 1,066,601 (2007 – 38,600; 2006 – 67,800) subordinate voting shares for a net cost of $282.0 (2007 – $7.0; 2006 – $7.7), of which $147.2 (2007 – $2.5; 2006 – nil) was charged to retained earnings.

(b)	On January 9, 2008, the company called for redemption all of its 5% convertible senior debentures due 2023. On February 13, 2008, $188.5 principal amount of these debentures were converted by their holders into 886,888 subordinate voting shares of the company and the company paid a nominal amount of cash to redeem the unconverted debentures and in lieu of fractional shares. The conversion was recorded as a $192.3 increase of common stock and a $134.4 and $57.9 reduction of long term debt and other paid in capital respectively.

(c)	During 2008, the company paid $18.3 to repurchase for cancellation 750,000 Series A preferred shares with stated capital of $12.8 (Cdn$18.8), and $29.7 to repurchase for cancellation 1,250,000 Series B preferred shares with stated capital of $21.3 (Cdn$31.2). These transactions resulted in a charge to retained earnings of $13.9, representing the excess paid over the stated capital of the preferred shares repurchased, resulting from movement in the Canadian-U.S. dollar exchange rate.

Accumulated Other Comprehensive Income (Loss)

The balances related to each component of accumulated other comprehensive income (loss) are as follows:

	December 31, 2008			December 31, 2007
		Income tax			Income tax
	Pre-tax	(expense)	After-tax	Pre-tax	(expense)	After-tax
	amount	recovery	amount	amount	recovery	amount

Net unrealized gains (losses) on available for sale securities
Bonds	133.5	(41.8)	91.7	74.8	(19.9)	54.9
Common stocks and other	(199.7)	55.7	(144.0)	285.6	(93.4)	192.2

	(66.2)	13.9	(52.3)	360.4	(113.3)	247.1
Currency translation account	(32.4)	(23.1)	(55.5)	94.1	19.3	113.4

	(98.6)	(9.2)	(107.8)	454.5	(94.0)	360.5

11.	Income Taxes

The company’s provision for income taxes for the years ended December 31 is as follows:

	2008	2007	2006

Current	1,098.5	387.6	110.4
Future	(342.9)	323.5	375.2

	755.6	711.1	485.6

A reconciliation of income tax calculated at the statutory tax rate with the income tax provision at the effective tax rate in the financial statements for the years ended December 31 is summarized in the following table:

	2008	2007	2006

Provision for income taxes at the statutory income tax rate	818.9	780.3	317.3
Non-taxable investment income	(1.3)	(6.9)	(8.0)
Non-taxable portion of sale (2007 – Hub; 2006 – OdysseyRe)	–	(11.9)	(22.7)
Tax rate differential on (income) and losses incurred outside Canada	(3.7)	(50.8)	98.3
Foreign exchange	(33.5)	8.8	(0.9)
Change in tax rate for future income taxes	3.5	(2.9)	13.4
Provision (recovery) relating to prior years reassessment	2.9	(8.9)	(42.2)
Change in unrecorded tax benefit of losses	(31.3)	10.9	91.2
Other including permanent differences	0.1	(7.5)	39.2

Provision for income taxes	755.6	711.1	485.6

The effective income tax rate of 30.9% implicit in the $755.6 provision for income taxes in 2008 differed from the company’s statutory income tax rate of 33.5% primarily as a result of the effect of income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate and the benefit of unrecorded accumulated income tax losses, and the effect of reduced unrealized foreign exchange gains on public debt.

The effective income tax rates of 32.9% implicit in the $711.1 provision for income taxes in 2007 differed from the company’s statutory income tax rate of 36.1% primarily as a result of the effects of the non-taxable portion of the gain recognized on the sale of Hub by the Canadian subsidiaries and of income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate and where the benefit of accumulated income tax losses is unrecorded.

The Internal Revenue Service (“IRS”) completed its regularly scheduled examination of the 2003 and 2004 U.S. Federal income tax returns of Fairfax’s U.S. subsidiaries included in Fairfax’s U.S. consolidated tax group, including

FAIRFAX FINANCIAL HOLDINGS LIMITED

OdysseyRe and Crum & Forster. The 2003 and 2004 taxation years for these subsidiaries are now closed. As part of the examination, the IRS reviewed the purchase of OdysseyRe shares by Fairfax in March 2003 and the issuance by Fairfax of debentures exchangeable into shares of OdysseyRe in payment for that purchase. No changes were made to the consolidated 2003 and 2004 tax returns with respect to that purchase of shares and issuance of exchangeable debentures or the inclusion of OdysseyRe and its subsidiaries in Fairfax’s U.S. consolidated tax group as a result.

The net future income taxes asset is comprised as follows:

	December 31,
	2008	2007

Operating and capital losses	196.7	373.2
Claims discount	294.8	280.4
Unearned premium reserve	65.5	78.1
Deferred premium acquisition cost	(62.7)	(73.6)
Allowance for doubtful accounts	19.6	20.5
Investments and other	350.5	(63.2)

	864.4	615.4
Valuation allowance	(165.0)	(271.1)

Future income taxes	699.4	344.3

Loss carryforwards which are available to reduce future taxable income of certain subsidiaries in the jurisdictions as noted, as well as the period in which these loss carryforwards can be utilized are comprised as follows:

	U.S.	Canada	Ireland	U.K.	Total

Less than 1 year	–	9.3	–	–	9.3
From 1 to 5 years	–	52.3	–	–	52.3
From 6 to 10 years	–	–	–	–	–
From 11 to 20 years	45.3	50.3	–	–	95.6
No expiration date	–	–	366.2	326.6	692.8

	45.3	111.9	366.2	326.6	850.0

The company also has net capital loss carryforwards in Canada related to the former Cunningham Lindsey companies of approximately $34.0 with no expiry date.

Management reviews the valuation of the future income taxes asset on an ongoing basis and adjusts the valuation allowance, as necessary, to reflect its anticipated realization. As at December 31, 2008, management has recorded a valuation allowance against operating and capital losses and temporary differences of $165.0 (2007 – $271.1), of which $28.5 (2007 – $74.3) relates to losses in Canada, $120.6 (2007 – $180.9) relates to all of the losses carried forward and temporary differences in the U.K. and Ireland, and $15.9 (2007 – $15.9) relates to losses of Cunningham Lindsey in the U.S. The valuation allowance of $28.5 (2007 – $74.3) against operating and net capital losses in Canada relates primarily to the former Cunningham Lindsey companies of $23.8 (2007 – $32.5) and foreign accrual property losses of nil (2007 – $36.2). There are no valuation allowances related to the Canadian and U.S. insurance and reinsurance operating companies. Management expects that the recorded future income taxes asset will be realized in the normal course of operations.

The aggregate amount of income taxes paid for the year ended December 31, 2008 was $483.8 (2007 – $266.2; 2006 – $117.6).

12.	Statutory Requirements

The retained earnings of the company are largely represented by retained earnings at the insurance and reinsurance subsidiaries. The company’s insurance and reinsurance subsidiaries are subject to certain requirements and restrictions under their respective insurance company Acts including minimum capital requirements and dividend restrictions. The company’s share of dividends paid in 2008 by the subsidiaries which are eliminated on consolidation was $727.9 (2007 – $112.6). The company’s ability to receive funds from OdysseyRe and Northbridge (prior to its privatization described in note 17), is limited, as these are public companies with independent boards of directors who control dividend policies. At December 31, 2008, the company has access to $141.0 of dividend capacity at Crum & Forster, $94.3 of which is subject to prior regulatory approval for payment. The company’s capital requirements and management thereof are discussed in note 18.

13.	Contingencies and Commitments

SEC Subpoenas

On September 7, 2005, the company announced that it had received a subpoena from the U.S. Securities and Exchange Commission (the “SEC”) requesting documents regarding any nontraditional insurance or reinsurance product transactions entered into by the entities in the consolidated group and any non-traditional insurance or reinsurance products offered by the entities in that group. On September 26, 2005, the company announced that it had received a further subpoena from the SEC as part of its investigation into such loss mitigation products, requesting documents regarding any transactions in the company’s securities, the compensation for such transactions and the trading volume or share price of such securities. Previously, on June 24, 2005, the company announced that the company’s Fairmont subsidiary had received a subpoena from the SEC requesting documents regarding any nontraditional insurance product transactions entered into by Fairmont with General Re Corporation or affiliates thereof. The U.S. Attorney’s office for the Southern District of New York is reviewing documents produced by the company to the SEC and is participating in the investigation of these matters. The company is cooperating fully with these requests. The company has prepared presentations and provided documents to the SEC and the U.S. Attorney’s office, and its employees, including senior officers, have attended interviews conducted by the SEC and the U.S. Attorney’s office.

The company and Prem Watsa, the company’s Chief Executive Officer, received subpoenas from the SEC in connection with the answer to a question on the February 10, 2006 investor conference call concerning the review of the company’s finite reinsurance contracts. In the fall of 2005, Fairfax and its subsidiaries prepared and provided to the SEC a list intended to identify certain finite contracts and contracts with other non-traditional features of all Fairfax group companies. As part of the 2005 year-end reporting and closing process, Fairfax and its subsidiaries internally reviewed all of the contracts on the list provided to the SEC and some additional contracts as deemed appropriate. That review led to a restatement by OdysseyRe. That review also led to some changes in accounting for certain contracts at nSpire Re. Subsequently, during 2006, following an internal review of the company’s consolidated financial statements and accounting records that was undertaken in contemplation of the commutation of the Swiss Re corporate adverse development cover, the company also restated various of its previously reported consolidated financial statements and related disclosures. That restatement included a restatement of the accounting for certain reinsurance contracts that were commuted in 2004 and a reinsurance contract that was commuted in 2002 to apply the deposit method of accounting rather than reinsurance accounting. All of the above noted items and related adjustments are reflected in the company’s comparative results. The company will continue to respond to any requests for information from the SEC and there can be no assurance that the SEC’s review of documents provided will not give rise to further adjustments.

The company understands that the SEC has issued subpoenas to various third parties involved in the matters which are the subject of the SEC subpoenas issued to the company, including the company’s independent auditors (which in Canada received a letter requesting cooperation and in the U.S. received a subpoena) and a shareholder (that has previously disclosed receipt of a subpoena). In addition, it is possible that other governmental and enforcement agencies will seek to review information related to these matters, or that the company, or other parties with whom it interacts, such as customers or shareholders, may become subject to direct requests for information or other inquiries by such agencies.

These inquiries are ongoing and the company will continue to comply with any requests for information from the SEC and the U.S. Attorney’s office. At the present time the company cannot predict the outcome from these inquiries or the ultimate effect on its business, operations or financial condition, which effect could be material and adverse. The financial cost to the company to address these matters has been and may continue to be significant. The company expects that these matters may continue to require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to these inquiries or any similar proceedings. Any of the possible consequences

FAIRFAX FINANCIAL HOLDINGS LIMITED

noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities.

Lawsuits

(a)	During 2006, several lawsuits seeking class action status were filed against Fairfax and certain of its officers and directors in the United States District Court for the Southern District of New York. The Court made an order consolidating the various pending lawsuits and granted the single remaining motion for appointment as lead plaintiffs. The Court also issued orders approving scheduling stipulations filed by the parties to the consolidated lawsuit. On February 8, 2007, the lead plaintiffs filed an amended consolidated complaint (the “Amended Consolidated Complaint”), which states that the lead plaintiffs seek to represent a class of all purchasers and acquirers of securities of Fairfax between May 21, 2003 and March 22, 2006 inclusive. The Amended Consolidated Complaint names as defendants Fairfax, certain of its officers and directors, OdysseyRe and Fairfax’s auditors. The Amended Consolidated Complaint alleges that the defendants violated U.S. federal securities laws by making material misstatements or failing to disclose certain material information regarding, among other things, Fairfax’s and OdysseyRe’s assets, earnings, losses, financial condition, and internal financial controls. The Amended Consolidated Complaint seeks, among other things, certification of the putative class; unspecified compensatory damages (including interest); unspecified monetary restitution; unspecified extraordinary, equitable and/or injunctive relief; and costs (including reasonable attorneys’ fees). These claims are at a preliminary stage. Pursuant to the scheduling stipulations, the various defendants filed their respective motions to dismiss the Amended Consolidated Complaint, the lead plaintiffs filed their oppositions thereto, the defendants filed their replies to those oppositions and the motions to dismiss were argued before the Court in December 2007. The Court has not yet issued a ruling on these motions. The ultimate outcome of any litigation is uncertain and should the consolidated lawsuit be successful, the defendants may be subject to an award of significant damages, which could have a material adverse effect on Fairfax’s business, results of operations and financial condition. The consolidated lawsuit may require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to this lawsuit. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities. Fairfax, OdysseyRe and the named officers and directors intend to vigorously defend against the consolidated lawsuit and the company’s financial statements include no provision for loss.

(b)	On July 26, 2006, Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. The defendants removed this lawsuit to the District Court for the District of New Jersey but pursuant to a motion filed by Fairfax, the lawsuit was remanded to Superior Court, Morris County, New Jersey. Most of the defendants filed motions to dismiss the lawsuit, all of which were denied during a Court hearing in September 2007. In October 2007, defendants filed a motion for leave to appeal to the Appellate Division from the denial of their motions to dismiss. In December 2007, that motion for leave was denied. Subsequently, two of the defendants filed a motion seeking leave to appeal certain limited issues to the New Jersey Supreme Court. That motion for leave was denied in February 2008. In December 2007, two defendants who were added to the action after its initial filing filed motions to dismiss the claims against them. Those motions were granted in February 2008, with leave being granted to Fairfax to replead the claims against those two defendants. Fairfax filed an amended complaint in March 2008, which again asserted claims against those defendants. Those defendants filed a motion to dismiss the amended complaint, which motion was denied in August 2008. In September 2008, those two defendants also filed a counterclaim against Fairfax, as well as third-party claims against certain Fairfax executives, OdysseyRe, Fairfax’s outside legal counsel and PricewaterhouseCoopers. Fairfax has not yet responded to this counterclaim. In December 2007, an individual defendant filed a counterclaim against Fairfax. Fairfax’s motion to dismiss that counterclaim was denied in August 2008. Fairfax intends to vigorously defend against these counterclaims. In September 2008, the Court granted a motion for summary judgment brought by two defendants, and dismissed Fairfax’s claims against those defendants without prejudice. Discovery in this action is ongoing. The ultimate outcome of any litigation is uncertain and the company’s financial statements include no provision for loss on the counterclaim.

Other

Subsidiaries of the company are defendants in several damage suits and have been named as third party in other suits. The uninsured exposure to the company is not considered to be material to the company’s financial position.

OdysseyRe participates in Lloyd’s through its 100% ownership of Newline, through which OdysseyRe provides 100% of the capacity for Newline Syndicate 1218 (“Syndicate 1218”). In support of Syndicate 1218’s capacity at Lloyd’s, OdysseyRe has pledged securities and cash, with a fair value of $214.7 as of December 31, 2008, in a deposit trust account in favour of Lloyd’s. These securities may be substituted with other securities at the discretion of OdysseyRe, subject to approval by Lloyd’s.

Advent participates in Lloyd’s through its ownership of Syndicate 780. In support of Syndicate 780’s capacity at Lloyd’s, Advent has pledged securities, with a fair value of $138.9 as of December 31, 2008, in a deposit trust account in favour of Lloyd’s.

The pledged assets effectively secure the contingent obligations of Syndicate 1218 and 780 should they not meet their obligations. The pledging company’s contingent liability to Lloyd’s is limited to the aggregate amount of the pledged assets. OdysseyRe and Advent have the ability to remove the funds at Lloyd’s annually, subject to certain minimum amounts required to support their outstanding liabilities as determined under the risk-based capital models and approved by Lloyd’s. The funds used to support outstanding liabilities are adjusted annually and the obligations of OdysseyRe and Advent to support these liabilities will continue until they are settled or the liabilities are reinsured by a third party approved by Lloyd’s. The company believes that Syndicate 1218 and 780 maintain sufficient liquidity and financial resources to support their ultimate liabilities and does not anticipate that the pledged assets will be utilized.

As of December 31, 2008, Lloyd’s has returned all the pledged assets related to Advent formerly provided by OdysseyRe, and OdysseyRe has received a deed of total release from Lloyd’s with respect thereto. As of December 31, 2008, nSpire Re had pledged assets, comprised of U.S. treasury securities with a fair value of $31.3 (£21.7 million), in favour of Lloyd’s to replace OdysseyRe’s support to Advent. As the closing of the syndicate in support of which these assets were pledged was approved in February 2009, the company anticipates that all of these pledged assets will be returned to nSpire Re in the first half of 2009.

The company under certain circumstances may be obligated to assume loans to officers and directors of the company and its subsidiaries from Canadian chartered banks totaling $7.0 (2007 – $9.7; 2006 – $8.5) for which 176,248 (2007 – 195,676; 2006 – 196,586) subordinate voting shares of the company with a year-end market value of $55.7 (2007 – $56.9; 2006 – $39.1) have been pledged as security by the borrowers.

The company also has restricted stock plans or equivalent for management of the holding company and its subsidiaries with vesting periods of up to ten years from the date of grant. At December 31, 2008, 281,556 (2007 – 280,425; 2006 – 257,942) subordinate voting shares had been purchased for the plans at a cost of $61.1 (2007 – $60.8; 2006 – $56.4). Shares for the above-mentioned plans are purchased on the open market. The costs of these plans are amortized to compensation expense over the vesting period. Amortization expense for the year for these plans amounted to $9.4 (2007 – $6.6; 2006 – $5.9).

14.	Pensions

The company’s subsidiaries have a number of arrangements in Canada, the United States and the United Kingdom that provide pension and post retirement benefits to retired and current employees. The holding company has no arrangements or plans that provide defined benefit pension or post retirement benefits to retired or current employees. Pension arrangements of the subsidiaries include defined benefit statutory pension plans, as well as supplemental arrangements that provide pension benefits in excess of statutory limits. These plans are a combination of defined benefit plans and defined contribution plans.

In addition to actuarial valuations for accounting purposes, subsidiaries of the company are required to prepare funding valuations for determination of their pension contributions. All of the defined benefit pension plans have

FAIRFAX FINANCIAL HOLDINGS LIMITED

had their most recent funding valuation performed on various dates within the first six months of 2008 except for one plan in Canada where the most recent funding valuation was performed as at December 31, 2005.

The investment policy for the defined benefit pension plans is to invest prudently in order to preserve the investment asset value of the plans while seeking to maximize the return on those invested assets. The plans’ assets as of December 31, 2008 and 2007 were invested principally in highly rated fixed income securities and equity securities. Early in 2009, the proportion of plans’ assets invested in equity securities increased to approximately 75% with a corresponding reduction in fixed income and other securities. Plan assets are comprised as follows:

	Defined benefit		Post retirement
	pension plans		benefit plans
	December 31,		December 31,
	2008	2007	2008	2007

Fixed income securities	143.4	200.7	–	–
Equity securities	76.1	61.6	–	–
Other	21.7	7.1	–	–

	241.2	269.4	–	–

The following tables set forth the funded status of the company’s benefit plans along with amounts recognized in the company’s consolidated financial statements for both defined benefit pension plans and post retirement benefit plans.

	Defined benefit		Post retirement
	pension plans		benefit plans
	December 31,		December 31,
	2008	2007	2008	2007

Change in benefit obligation:
Balance – beginning of year	369.5	582.7	67.5	68.9
Cost of benefits earned in the year	14.9	19.7	4.1	4.4
Interest cost on benefit obligation	19.4	30.9	3.7	3.8
Actuarial (gains) losses	(43.5)	(38.7)	(8.2)	(9.5)
Benefits paid	(14.2)	(18.1)	(5.2)	(4.3)
Settlements and other(1)	(8.8)	–	(3.4)	–
Change in foreign currency exchange rate	(59.5)	36.7	(4.8)	4.2
Business acquisition – Ridley (note 17)	27.4	–	2.4	–
Business disposition – Cunningham Lindsey (note 17)	–	(243.7)	–	–

Balance – end of year	305.2	369.5	56.1	67.5

Change in fair value of plan assets:
Balance – beginning of year	269.4	475.1	–	–
Actual return on plan assets	(10.8)	15.6	–	–
Company contributions	35.7	19.6	4.0	3.2
Plan participant contributions	–	2.2	1.2	1.1
Benefits paid	(14.2)	(18.1)	(5.2)	(4.3)
Settlements and other(1)	(7.8)	–	–	–
Change in foreign currency exchange rate	(49.7)	28.5	–	–
Business acquisition – Ridley (note 17)	18.6	–	–	–
Business disposition – Cunningham Lindsey (note 17)	–	(253.5)	–	–

Balance – end of year	241.2	269.4	–	–

Funded status of plans – surplus (deficit)	(64.0)	(100.1)	(56.1)	(67.5)
Unrecognized net actuarial loss	39.3	58.2	(5.0)	2.3
Unrecognized prior service costs	1.6	1.7	(5.3)	(1.6)
Unrecognized transitional (asset) obligation	(3.9)	(5.9)	3.9	7.8

Net accrued liability – end of year	(27.0)	(46.1)	(62.5)	(59.0)

Amounts recognized in the consolidated balance sheet consists of:
Other assets	6.3	0.1	–	–
Accounts payable and accrued liabilities	(33.3)	(46.2)	(62.5)	(59.0)

Net accrued liability – end of year	(27.0)	(46.1)	(62.5)	(59.0)

Weighted average assumptions used to determine benefit obligations:
Discount rate	6.2%	5.4%	6.6%	5.8%
Rate of compensation increase	4.4%	4.5%	4.0%	4.0%
Assumed overall health care cost trend	–	–	9.6%	9.6%

(1)	Relates primarily to the purchase of annuities for those individuals whose benefit obligations were settled. The settlement triggered the immediate recognition of $1.6 of a previously unrecognized actuarial loss and also resulted in a decrease of $7.8 to each of the pension benefit obligation and the fair value of plan assets.

For defined benefit pension plans with funding deficits, the benefit obligation and fair value of plan assets was $305.2 (2007 – $369.5) and $241.2 (2007 - $269.4) respectively. At December 31, 2008, the accumulated benefit obligation

FAIRFAX FINANCIAL HOLDINGS LIMITED

for the defined benefit pension plans was $289.9 (2007 – $303.1). At December 31, 2008 plans with accumulated benefit obligations in excess of the fair value of plan assets have aggregate deficits of $48.7 (2007 – $43.0).

The following table presents the composition of defined benefit pension and post retirement benefit expense:

	Defined benefit			Post retirement
	pension plans			benefit plans
	December 31,			December 31,
	2008	2007	2006	2008	2007	2006

Cost of benefits earned in the year, net of employee contributions	14.9	17.5	17.2	2.9	3.3	2.8
Interest cost on benefit obligation	19.4	30.9	27.1	3.7	3.8	3.5
Actual return on plan assets	10.8	(15.6)	(30.6)	–	–	–
Actuarial (gains) losses on benefit obligation	(43.5)	(38.7)	(12.3)	(8.2)	(9.5)	0.9
Plan amendments	–	–	1.3	–	–	0.1
Settlements and other	1.6	–	(1.4)	–	–	(2.1)

Annual defined benefit pension and post retirement benefit expense if all costs and benefits were recognized as they arose	3.2	(5.9)	1.3	(1.6)	(2.4)	5.2

Adjustments to recognize the long term nature of employee future benefits costs:
(Excess) shortfall of:
Actual returns over expected returns on plan assets	(25.9)	(14.8)	6.3	–	–	–
Actuarial (gains) losses amortized over actuarial (gains) losses arising	46.0	41.5	15.7	8.4	10.0	1.4
Prior service costs amortized over plan amendment cost arising	0.3	0.2	(0.3)	(0.3)	(0.3)	(5.9)
Amortization of the transitional (asset) obligation	(1.0)	(1.4)	(0.9)	1.0	1.1	1.1

	19.4	25.5	20.8	9.1	10.8	(3.4)

Annual defined benefit pension and post retirement benefit expense recognized in the consolidated statement of earnings	22.6	19.6	22.1	7.5	8.4	1.8

Defined contribution benefit expense recognized	21.1	25.6	21.0	–	–	–

Total benefit expense recognized	43.7	45.2	43.1	7.5	8.4	1.8

Weighted average assumptions used to determine benefit expense
Discount rate	5.5%	5.1%	4.9%	5.9%	5.4%	5.3%
Expected long term rate of return on plan assets	5.9%	6.2%	5.6%	–	–	–
Rate of compensation increase	4.4%	4.5%	4.3%	4.0%	4.0%	4.0%

Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accrued post retirement benefit obligation at December 31, 2008 by $7.1, and increase the aggregate of the service and interest cost components of net periodic post retirement benefit expense for 2008 by $1.2. Conversely, decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accrued post retirement benefit obligation at December 31, 2008 by $5.5, and decrease the aggregate of the service and interest cost components of net periodic post retirement benefit expense for 2008 by $0.9.

During 2008, the company contributed $39.7 (2007 – $22.8) to its defined benefit pension and post retirement benefit plans. Based on the company’s current expectations, the 2009 contribution to its defined benefit pension plans and its post retirement benefit plans should be approximately $23.1 and $2.9, respectively.

The benefits expected to be paid in each of the next five fiscal years, and in aggregate for the next five fiscal years thereafter are as follows:

	Defined benefit	Post retirement
	pension plans	benefit plans

2009	15.5	3.0
2010	11.8	3.2
2011	11.5	3.3
2012	13.8	3.5
2013	15.7	3.6
2014-2018	97.1	21.7

15.	Operating Leases

Aggregate future minimum commitments at December 31, 2008 under operating leases relating to premises, automobiles and equipment for various terms up to ten years are as follows:

2009	48.4
2010	40.9
2011	32.4
2012	18.6
2013	13.9
Thereafter	76.4

16.	Earnings per Share

Net earnings per share for the years ended December 31 is calculated in the following table based upon weighted average common shares outstanding:

	2008	2007	2006

Net earnings	1,473.8	1,095.8	227.5
Preferred share dividends	(10.1)	(12.5)	(11.4)
Excess over stated value of preferred shares purchased for cancellation	(13.9)	–	–

Net earnings available to common shareholders – basic	1,449.8	1,083.3	216.1
Interest expense on convertible debt, net of tax	0.3	7.0	7.1

Net earnings available to common shareholders – diluted	1,450.1	1,090.3	223.2

Weighted average common shares outstanding – basic	18,036,670	17,700,393	17,762,742
Effect of dilutive shares
Convertible debt	104,197	886,888	895,848
Options to purchase treasury stock acquired	91,890	87,944	60,335

Total effect of dilutive shares	196,087	974,832	956,183

Weighted average common shares outstanding – diluted	18,232,757	18,675,225	18,718,925

Net earnings per common share – basic	$80.38	$61.20	$12.17
Net earnings per common share – diluted	$79.53	$58.38	$11.92

On February 13, 2008, the company’s 5.0% convertible senior debentures due July 15, 2023 were converted by their holders into 886,888 subordinate voting shares, which were thereafter weighted for inclusion in the calculation of basic earnings per share. The subordinate voting shares issuable on conversion of the debentures were weighted for inclusion in the calculation of diluted earnings per share for 2008 from the beginning of 2008 until the date of conversion.

FAIRFAX FINANCIAL HOLDINGS LIMITED

17.	Acquisitions and Divestitures

Subsequent to December 31, 2008

On February 11, 2009, the company made an additional investment of $49.0 in its equity affiliate, Cunningham Lindsey Group Limited to facilitate that company’s acquisition of the international operations of GAB Robins, a provider of loss adjusting and claims management services.

In early 2009, the company acquired the 36.4% of the outstanding common shares of Northbridge not already owned by Fairfax and its affiliates, as a result of which Northbridge became a wholly-owned subsidiary of the company (prior to the completion of this transaction, Fairfax had owned a 63.6% interest in Northbridge). The acquisition was effected in two stages. On January 13, 2009, the company purchased the 24.8% of the outstanding common shares of Northbridge tendered to the company’s share purchase offer made in December 2008 for a cash purchase price of $374.0 (Cdn$458.4). On February 20, 2009, following a February 19, 2009 vote by the shareholders of Northbridge that approved a going-private transaction, Northbridge redeemed the remaining 11.6% of its outstanding common shares that were not owned by Fairfax and its affiliates for cash consideration of $172.4 (Cdn$215.9). The company is in the process of preparing the purchase price allocation for this step acquisition.

On January 7, 2009, the company completed the acquisition of 100% of the outstanding shares of Polskie Towarzystwo Reasekuracji Spólka Akcyjna (“Polish Re”), a Polish reinsurance and insurance company, for cash consideration of $57.0, pursuant to a previously announced tender offer. The company is in the process of preparing the purchase price allocation for this acquisition. The assets and liabilities and results of operations of Polish Re will be included in the company’s consolidated financial reporting in the Reinsurance – Other reporting segment.

Year ended December 31, 2008

During November 2008, the company, directly and through its operating companies, purchased 9,412,095 common shares of Ridley (a 67.9% interest) primarily from Ridley’s Australian parent, Ridley Corporation Limited. In exchange for total cash purchase consideration of $68.4 (Cdn$79.4), the company acquired assets of $231.0 (including $2.0 of cash and cash equivalents), assumed liabilities of $114.9 and recorded $48.8 of non-controlling interests and $1.1 of goodwill. The assets and liabilities and results of operations of Ridley have been included in the company’s consolidated financial reporting in the Other reporting segment. Ridley is a commercial animal nutrition company with operations throughout North America.

On September 11, 2008, the company, directly and through its operating companies, acquired an additional 14.0% interest in Advent for $17.3 (£9.5 million), increasing the company’s total ownership of Advent to 58.5% from 44.5%. Prior to this acquisition of a controlling interest, the company recorded its investment in Advent using the equity method of accounting. Following the transaction, the assets and liabilities and results of operations of Advent have been included in the company’s consolidated financial reporting in the Reinsurance – Other reporting segment. The consolidation resulted in an increase of $831.7 in assets (including approximately $89.1 in cash and cash equivalents and $485.1 in portfolio investments), $649.2 in liabilities, $76.4 in non-controlling interests and the elimination of the equity accounted carrying value of Advent immediately prior to the acquisition of control. On various dates during the fourth quarter of 2008, the company, directly and through its operating companies, purchased an additional 8.1% interest in Advent for cash of $8.3 (£5.4 million), increasing the company’s total ownership interest in Advent to 66.6% at December 31, 2008. These transactions during the fourth quarter of 2008 decreased non-controlling interests by $12.0 and resulted in the recognition of $4.5 of negative goodwill in the consolidated statement of earnings. Advent is a reinsurance and insurance company, operating through Syndicate 780 at Lloyd’s, focused on specialty property reinsurance and insurance risks.

On August 29, 2008, the company through OdysseyRe purchased certain assets and liabilities associated with the crop insurance business previously produced by CropUSA Insurance Agency, Inc. (“CropUSA”) for cash consideration of $8.0. Since 2006, CropUSA has acted as managing general underwriter for OdysseyRe in the crop insurance sector. The acquisition resulted in an increase of $20.9 in assets, $26.1 in liabilities, $7.7 in goodwill and $5.5 in intangible assets, which will be amortized over the expected useful lives of such assets.

During 2008, Northbridge repurchased on the open market 2,340,000 of its common shares for cash of $65.4, and OdysseyRe repurchased on the open market 9,480,756 of its common shares for cash of $351.4. These transactions are part of Northbridge and OdysseyRe’s previously announced common share repurchase programmes and increased the company’s ownership of Northbridge from 60.2% at December 31, 2007 to 63.6% at December 31, 2008 and of OdysseyRe from 61.0% at December 31, 2007 to 70.4% at December 31, 2008. These transactions resulted in decreases to non-controlling interests for 2008 of $63.8 and $362.0 for Northbridge and OdysseyRe respectively. As part of the OdysseyRe step acquisition, the company recorded fair value adjustments to certain of OdysseyRe’s assets and liabilities of $7.0 and recorded a nominal amount of negative goodwill in the consolidated statement of earnings. The company recorded a nominal amount of goodwill in connection with the Northbridge step acquisition.

On June 13, 2008, Cunningham Lindsey Group Limited (“Holdco”) repaid a Cdn$125.0 promissory note payable to the company’s wholly-owned subsidiary Cunningham Lindsey Group Inc. (“Cunningham Lindsey”) using funds received from its new bank credit facility. Cunningham Lindsey used the proceeds received to repay its Cdn$125.0 7.0% unsecured Series B debentures due June 16, 2008 (its “Public Bonds”), as described in note 8. During the second quarter of 2008, Cunningham Lindsey increased its investment in Holdco by Cdn$23.0 by contributing Cdn$5.9 in cash and by converting a Cdn$17.1 promissory note due from Holdco to equity. Subsequent to this investment, Cunningham Lindsey’s interest in Holdco increased to 45.7%. On December 5, 2008, the assets of Cunningham Lindsey were liquidated into Fairfax, triggering the recognition of a loss of $24.9 in net gains on investments in the consolidated statement of earnings related to the release of cumulative foreign currency translation losses, with the result that the equity accounted investment in the CL operations (defined below) is now owned directly by Fairfax through an intermediate holding company.

Year ended December 31, 2007

Cunningham Lindsey

During 2007, the company purchased all of the outstanding shares of Cunningham Lindsey that it or its affiliates did not already own for cash of Cdn$12.6. On December 31, 2007, Cunningham Lindsey sold to Holdco all of its assets and liabilities (the “CL Operations”) excluding Cunningham Lindsey’s Cdn$125.0 of Public Bonds, a Cdn$72.8 unsecured term loan facility (the “Term Facility”) and two non-operating subsidiaries, which were retained by the company for nominal consideration.

Trident IV, L.P., a private equity fund managed by Stone Point Capital LLC, and certain affiliated entities (collectively the “Trident Investors”) formed Holdco, a new holding company, into which they invested Cdn$88.0. Cunningham Lindsey sold the CL Operations to Holdco in exchange for consideration which included shares of Holdco, cash of Cdn$64.8 and two promissory notes in the total principal amount of $142.9. The two promissory notes were included in accounts receivable and other in the consolidated balance sheet of the company. The company also made a net investment in Cunningham Lindsey of approximately Cdn$12.4 (Cdn$23.1 before repayment of intercompany advances of Cdn$10.7).

The net cash received in Cunningham Lindsey was used to repay the Term Facility, which had been included in the consolidated balance sheet as subsidiary indebtedness, and to pay other current working capital obligations. As a result of the transactions described above, Holdco was owned 51.0% by the Trident Investors, 44.6% by the company, through its 100% ownership of Cunningham Lindsey, and 4.4% by senior management of the CL Operations.

On December 31, 2007, Cunningham Lindsey commenced equity accounting for its 44.6% interest in the CL Operations and the company’s opening carrying value on that date was $58.8 (net of a $10.2 charge to adjust carrying value to fair value). Of the Cdn$199.6 of goodwill prior to the sale, 55.4% or Cdn$110.6 was disposed of and included in the $7.6 net loss on disposition of the CL Operations with the remaining 44.6% or Cdn$89.0 included in the opening carrying value of the equity accounted investment.

Other

On various dates during the year ended December 31, 2007, Northbridge and OdysseyRe repurchased on the open market 841,947 and 2,636,989 respectively of their common shares as part of their previously announced common share repurchase programmes. These transactions increased the company’s ownership of Northbridge from 59.2% at December 31, 2006 to 60.2% at December 31, 2007 and of OdysseyRe from 59.6% at December 31, 2006 to 61.0% at December 31, 2007 (including the conversion of the OdysseyRe convertible debenture described in note 8) and resulted in decreases to non-controlling interests of $25.7 and $86.4 and increases to goodwill of $3.8 and $8.1 for Northbridge and OdysseyRe respectively.

FAIRFAX FINANCIAL HOLDINGS LIMITED

On December 31, 2007, TIG sold its wholly-owned subsidiary TIG Specialty Insurance Company (“TSIC”) to a third party purchaser, resulting in the recognition of a net gain on investment before income taxes of $8.5. TIG continues to reinsure 100% of the insurance liabilities of TSIC at December 31, 2007 and has entered into an administrative agreement with the purchaser which provides for claims handling services on those liabilities.

On April 3, 2007, the company completed the sale of substantially all of the assets of Guild Underwriters Napa Inc., realizing a net gain on investment before income taxes of $5.0.

Year ended December 31, 2006

On December 14, 2006, the company sold 10,165,000 common shares of its OdysseyRe subsidiary in an underwritten secondary public offering at a price of $34.60 per share, generating net proceeds of $337.6 and a pre-tax gain of $69.7. This transaction reduced the company’s ownership of OdysseyRe from 80.1% to 59.6% at December 31, 2006.

On February 7, 2006, subsidiaries of the company sold their remaining 3.8 million shares of Zenith National Insurance Corp. (“Zenith National”) at $50.38 per share for net proceeds of $193.8, resulting in a net gain on investment before income taxes and non-controlling interests of $137.3.

On January 5, 2006, Advent, through an underwritten public offering, issued equity for proceeds of $51.5 (£30.0 million) at $0.34 (20 pence) per share, with the company purchasing its pro rata share at a cost of $24.7 (£14.0 million). On December 12, 2006, Advent issued equity pursuant to an underwritten public offering for proceeds of $18.7 (£9.6 million) at $0.51 (26 pence) per share with the company purchasing shares at a cost of $4.0 (£2.0 million). These transactions reduced the company’s ownership of Advent from 46.8% to 44.5% at December 31, 2006.

18.	Financial Risk Management

The primary goals of the company’s financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company’s objectives and risk tolerance, while maintaining an appropriate risk/reward balance and protecting the company’s consolidated balance sheet from events that have the potential to materially impair its financial strength. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties. Notwithstanding the decline in worldwide equity markets and the uncertainty resulting from global credit issues, there were no significant changes in the types of the company’s risk exposures and processes for managing those risks during 2008 compared to those identified in 2007.

The company’s exposure to potential loss from financial instruments, including exposures arising from its insurance and reinsurance operations and exposures related to its investment activities, primarily relates to underwriting risk, credit risk, liquidity risk and various market risks, including interest rate, credit quality and equity market fluctuation risk, and foreign currency risk.

Financial risk management objectives are achieved through a two tiered system, with detailed risk management processes and procedures at the company’s primary operating subsidiaries combined with the analysis of the company-wide aggregation and accumulation of risks at the holding company level. The company’s Chief Risk Officer reports quarterly to Fairfax’s Executive Committee on the key risk exposures. The Executive Committee approves certain policies for overall risk management, as well as policies addressing specific areas such as investments, underwriting, catastrophe risk and reinsurance. The Investment Committee approves policies for the management of market risk (including interest rate, credit quality and equity market risk), the use of derivative and non-derivative financial instruments, and monitors to ensure compliance with relevant regulatory guidelines and requirements. All risk management policies are submitted to the Board of Directors for approval.

Underwriting Risk

Underwriting risk is the risk that the total cost of claims, claims adjustment expenses and premium acquisition expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk.

Pricing risk arises when actual claims experience differs adversely from the assumptions included in pricing calculations. Historically the underwriting results of the property and casualty industry have fluctuated significantly due to the cyclicality of the insurance market. The market cycle is affected by the frequency and severity of losses, levels of capacity and demand, general economic conditions and competition on rates and terms of coverage. The operating companies focus on profitable underwriting using a combination of experienced commercial underwriting staff, pricing models and price adequacy monitoring tools.

Reserving risk arises when actual claims experience differs adversely from the assumptions included in setting reserves, in large part due to the length of time between the occurrence of a loss, the reporting of the loss to the insurer and the ultimate resolution of the claim. Claims provisions are expectations of the ultimate cost of resolution and administration of claims based on an assessment of facts and circumstances then known, a review of historical settlement patterns, estimates of trends in claims severity and frequency, legal theories of liability and other factors. Variables in the reserve estimation process can be affected by both internal and external events, such as changes in claims handling procedures, economic inflation, legal trends, legislative changes, inclusion of exposures not contemplated at the time of policy inception and significant changes in severity or frequency of claims relative to historical trends. Due to the amount of time between the occurrence of a loss, the actual reporting of the loss and the ultimate payment, provisions may ultimately develop differently from the actuarial assumptions made when initially estimating the provision for claims. The company’s provision for claims is reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the Chief Actuary at Fairfax and one or more independent actuaries.

Catastrophe risk arises as property and casualty insurance companies may be exposed to large losses arising from man-made or natural catastrophes that could result in significant underwriting losses. The company evaluates potential catastrophic events and assesses the probability of occurrence and magnitude of these events through various modeling techniques and through the aggregation of limits exposed. Each of the operating companies has strict underwriting guidelines for the amount of catastrophe exposure it may assume for any one risk and location. Each of the operating companies manages catastrophe exposure by factoring in levels of reinsurance protection, capital levels and risk tolerances. The company’s head office aggregates catastrophe exposure company-wide and continually monitors the group exposure. Currently the company’s objective is to limit its company-wide catastrophe loss exposure such that one year’s aggregate pre-tax net catastrophe losses would not exceed one year’s normalized earnings from operations before income taxes.

Credit Risk

Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and thereby causes financial loss to another party. The company’s exposure to credit risk is concentrated in two specific areas: investment assets and underwriting and operating balances, including on balances recoverable and receivable from reinsurers on ceded losses (including ceded incurred losses, ceded paid losses and ceded unearned premiums) and accounts receivable.

The aggregate gross credit risk exposure at December 31, 2008 (without taking into account amounts pledged to and held by the company as collateral of $1,307.1 (2007 – $2,358.5)) was $21,366.0 (2007 – $23,699.6) and was comprised as follows:

	December 31,
	2008	2007

Gross recoverable from reinsurers	4,234.2	5,038.5
Bonds	8,654.6	10,512.3
Derivatives (primarily credit default swaps)	455.5	1,213.4
Accounts receivable	1,688.7	1,906.9
Cash and short term investments	6,333.0	5,028.5

Total gross exposure	21,366.0	23,699.6

Investments in Debt Instruments

The company’s risk management strategy is to invest primarily in debt instruments of high credit quality issuers and to limit the amount of credit exposure with respect to any one issuer. While the company reviews third party ratings, it carries out its own analysis and does not delegate the credit decision to rating agencies. The company endeavours to

FAIRFAX FINANCIAL HOLDINGS LIMITED

limit credit exposure by imposing fixed income portfolio limits on individual corporate issuers and limits based on credit quality and may, from time to time, invest in credit default swaps to further mitigate credit risk exposure.

The composition of the company’s fixed income portfolio classified according to the higher of each security’s respective S&P and Moody’s issuer credit ratings, is presented below:

	December 31, 2008		December 31, 2007
	Carrying		Carrying
Issuer Credit Rating	value	%	value	%

AAA	6,512.5	75.2	8,814.3	83.8
AA	1,377.8	15.9	1,401.0	13.3
A	194.9	2.3	1.4	0.0
BBB	2.1	0.0	146.1	1.4
BB	10.0	0.1	18.3	0.2
B	232.0	2.7	39.1	0.4
Lower than B and unrated	325.3	3.8	92.1	0.9

Total	8,654.6	100.0	10,512.3	100.0

At December 31, 2008, 93.4% (2007 – 98.5%) of the fixed income portfolio at carrying value was rated investment grade, with 91.1% (2007 – 97.1%) (primarily consisting of government obligations) being rated AA or better. As of December 31, 2008, holdings of fixed income securities in the ten issuers (excluding federal governments) to which the company had the greatest exposure was $2,619.4, which was approximately 13.1% of the total investment portfolio. The exposure to the largest single issuer of corporate bonds held as of December 31, 2008 was $321.1, which was approximately 1.6% of the total investment portfolio.

The consolidated investment portfolio included $4.1 billion in U.S. state, municipal and other tax-exempt bonds, almost all of which were purchased during 2008. Of the $4.0 billion held in the subsidiary investment portfolios at December 31, 2008, approximately $3.5 billion were fully insured by Berkshire Hathaway Assurance Corp. for the payment of interest and principal in the event of issuer default; the company believes that that insurance significantly mitigates the credit risk associated with these bonds.

Subsidiary portfolio investments and holding company investments include $415.0 (2007 – $1,119.1) at fair value of credit default swaps (with a remaining average life of approximately 3.3 years (2007 – 4.0 years)) referenced to various issuers in the banking, mortgage and insurance sectors of the financial services industry, which serve as an economic hedge against declines in the fair value of the company’s financial assets. The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its total return swap and credit default swap contracts, pursuant to which the counterparties to these transactions are contractually required to deposit cash or government securities in collateral accounts for the benefit of the company in amounts related to the then current fair value of the total return and credit default swaps. The fair value of this collateral at December 31, 2008, all of which consists of government securities, is $285.1 (2007 – $886.0), $107.6 of which (2007 – nil) the company has the right to sell or repledge, and $177.5 (2007 – $886.0) of which the company does not have the right to sell or repledge.

Reinsurance Recoverables and Receivables

Credit exposure on the company’s reinsurance recoverable and receivable balances existed at December 31, 2008 to the extent that any reinsurer may not be able or willing to reimburse the company under the terms of the relevant reinsurance arrangements. The company has a regular review process to assess the creditworthiness of reinsurers with whom it transacts business. Internal guidelines generally require reinsurers to have strong A.M. Best ratings and maintain capital and surplus exceeding $500.0. Where contractually provided for, the company has collateral for outstanding balances in the form of cash, letters of credit, guarantees or assets held in trust accounts. This collateral may be drawn on for amounts that remain unpaid beyond contractually specified time periods on an individual reinsurer basis.

The company’s reinsurance security department conducts ongoing detailed assessments of current and potential reinsurers and annual reviews on impaired reinsurers, and provides recommendations for uncollectible reinsurance provisions for the group. The reinsurance security department also collects and maintains individual and group reinsurance exposures aggregated across the group. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by the company on acquisition of a subsidiary. The company’s largest single reinsurer represents 12.5% (2007 - 16.1%) of shareholders’ equity and is rated A+ by A.M. Best.

The company makes provisions against reinsurance recoverables from companies considered to be in financial difficulty. The company recorded a provision for uncollectible reinsurance in 2008 of $15.0 (2007 – $46.2; 2006 - $46.5). The following table presents the $4,234.2 (2007 – $5,038.5) total gross reinsurance recoverable and paid losses receivable classified according to the financial strength rating of the reinsurers:

	December 31, 2008			December 31, 2007
	Gross	Outstanding	Net unsecured	Gross	Outstanding	Net unsecured
	reinsurance	balances for	reinsurance	reinsurance	balances for	reinsurance
	recoverable	which security is	recoverable and	recoverable and	which security is	recoverable and
A.M. Best Rating	and receivable	held	receivable	receivable	held	receivable

A++	187.1	10.9	176.2	263.1	38.9	224.2

A+	1,825.2	301.6	1,523.6	2,066.5	399.2	1,667.3

A	1,041.0	208.3	832.7	1,546.6	619.1	927.5

A-	341.1	94.6	246.5	370.8	78.6	292.2

B++	37.1	4.2	32.9	53.2	6.4	46.8

B+	47.8	19.0	28.8	27.4	3.3	24.1

B or lower	117.3	4.3	113.0	113.0	3.0	110.0

Not rated	925.2	352.9	572.3	897.9	308.9	589.0

Pools & associations	82.6	26.2	56.4	124.3	15.1	109.2

	4,604.4	1,022.0	3,582.4	5,462.8	1,472.5	3,990.3

Provision for uncollectible reinsurance	370.2		370.2	424.3		424.3

	4,234.2		3,212.2	5,038.5		3,566.0

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting cash flow commitments associated with financial instruments. The company’s liquidity risk management strategy is to ensure that there will be sufficient cash to meet all financial commitments and obligations as they become due. To manage cash flow requirements, the company maintains a portion of invested assets in liquid securities.

The company believes that its cash position, short term investments and marketable securities provide adequate liquidity to meet all of the company’s obligations in 2009. Besides these holding company resources, the holding company expects to continue to receive investment management and administrative fees, investment income on its holdings of cash, short term investments and marketable securities and dividends from its insurance and reinsurance subsidiaries.

The liquidity requirements of the company’s insurance and reinsurance subsidiaries principally relate to the liabilities associated with underwriting, operating costs and expenses, the payment of dividends to the holding company, contributions to their subsidiaries, payment of principal and interest on their outstanding debt obligations and income taxes. Liabilities associated with underwriting include the payment of claims.

Historically, the company’s insurance and reinsurance subsidiaries have used cash flow from operations and sales of investment securities to fund their liquidity requirements. The insurance and reinsurance subsidiaries principal cash inflows from operating activities derive from premiums, commissions and distributions from their subsidiaries. The principal cash inflows from investment activities result from repayments of principal, sales of investments and investment income.

The company’s insurance and reinsurance subsidiaries maintain investment strategies intended to provide adequate funds to pay claims without forced sales of investments. The insurance and reinsurance subsidiaries hold highly liquid, high quality short-term investment securities and other liquid investment grade fixed maturity securities to fund anticipated claim payments and operating expenses. As of December 31, 2008, total insurance and reinsurance portfolio investments were $18.4 billion. These subsidiaries’ investments in inactively traded convertible corporate debentures, limited partnership interests and mortgage backed securities are relatively illiquid. These asset classes represented approximately 4.8% of the carrying value of these subsidiaries portfolio investments as of December 31, 2008.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table provides a payment schedule of current and future holding company and subsidiary obligations at December 31, 2008:

	Less than			More than
	1 year	1 - 3 years	3 - 5 years	5 years	Total

Net claims liability	2,739.2	3,221.5	1,916.2	3,166.5	11,043.4
Long term debt obligations – principal	14.4	2.0	406.7	1,392.9	1,816.0
Long term debt obligations – interest	132.0	263.7	236.7	625.7	1,258.1
Operating leases – obligations	48.4	73.3	32.5	76.4	230.6
Other long term liabilities – principal	4.6	12.8	8.7	161.6	187.7
Other long term liabilities – interest	16.2	30.9	29.0	67.4	143.5

	2,954.8	3,604.2	2,629.8	5,490.5	14,679.3

The timing of claims liability payments is not fixed and represents the company’s best estimate. The payment obligations associated with the $1,326.5 of accounts payable and accrued liabilities at December 31, 2008 are generally expected to be discharged during the 2009 fiscal year except for certain balances such as the net accrued liability for defined benefit and post retirement benefit plans ($95.8), which are long term by their nature. The timing of the payment obligations associated with the $355.1 of funds withheld payable to reinsurers at December 31, 2008 are long term in nature.

For further detail on the maturity profile of the company’s fixed income portfolio, net claims liability, long term principal and interest obligations and operating lease obligations, please see notes 3, 5, 8, 9 and 15, respectively to the consolidated financial statements.

Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, the trading price of equity and other securities, credit spreads and foreign currency exchange rates. Market risk is directly influenced by the volatility and liquidity in the markets in which the related underlying assets and liabilities are traded, expectations of future price and yield movements and the composition of the company’s investment portfolio. Following is a discussion of the company’s primary market risk exposures and how those exposures are currently managed.

Interest Rate Risk

Fluctuations in interest rates have a direct impact on the market valuation of the company’s fixed income securities portfolio. As interest rates rise, the market value of fixed income securities portfolios declines and, conversely, as interest rates decline, the market value of fixed income securities portfolios rises. The company’s interest rate risk management strategy is to position its fixed income securities portfolio based on its view of future interest rates and the yield curve, balanced with liquidity requirements. The company may reposition the portfolio in response to changes in the interest rate environment.

Movements in the term structure of interest rates and fluctuations in the value of equity securities affect the level and timing of recognition in earnings and comprehensive income of gains and losses on securities held. Generally, the company’s investment income may be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature, or are sold and the proceeds are reinvested at lower rates. During periods of rising interest rates, the market value of the company’s existing fixed income securities will generally decrease and gains on fixed income securities will likely be reduced. Losses are likely to be incurred following significant increases in interest rates. General economic conditions, political conditions and many other factors can also adversely affect the stock and bond markets and, consequently, the value of the equity securities and fixed income securities held.

At December 31, 2008, the fair value of the company’s investment portfolio included approximately $8.7 billion of fixed income securities which are subject to interest rate risk. Fluctuations in interest rates have a direct impact on the market values of these securities. As interest rates rise, market values of fixed income portfolios fall, and vice versa. The table below displays the potential impact of market value fluctuations on the company’s fixed income portfolio based on parallel 200 basis point shifts in interest rates up and down, in 100 basis point increments. This analysis was performed on each security individually.

December 31, 2008
		Hypothetical $ change effect on:
				Total fair
	Fair value of	Other	Net	value of
	fixed income	comprehensive	earnings	fixed income	Hypothetical
Change in Interest Rates	portfolio	income (pre-tax)	(pre-tax)	portfolio	% change

200 basis point increase	7,275.6	(518.7)	(860.3)	(1,379.0)	(15.9)
100 basis point increase	7,887.2	(290.5)	(476.9)	(767.4)	(8.9)
No change	8,654.6	–	–	–	–
100 basis point decrease	9,507.0	308.1	544.3	852.4	9.8
200 basis point decrease	10,309.6	650.2	1,004.8	1,655.0	19.1

December 31, 2007
		Hypothetical $ change effect on:
				Total fair
	Fair value of	Other	Net	value of
	fixed income	comprehensive	earnings	fixed income	Hypothetical
Change in Interest Rates	portfolio	income (pre-tax)	(pre-tax)	portfolio	% change

200 basis point increase	9,104.4	(1,229.1)	(178.8)	(1,407.9)	(13.4)
100 basis point increase	9,743.9	(655.6)	(112.8)	(768.4)	(7.3)
No change	10,512.3	–	–	–	–
100 basis point decrease	11,550.2	865.6	172.3	1,037.9	9.9
200 basis point decrease	12,736.3	1,839.5	384.5	2,224.0	21.2

Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income security assets at the indicated date, and should not be relied on as indicative of future results.

Certain shortcomings are inherent in the method of analysis presented in the computation of the prospective fair value of fixed rate instruments. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations include non-parallel shifts in the term structure of interest rates and a change in individual issuer credit spreads.

Market Price Fluctuations

The company’s investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection. The company has policies to limit and monitor its individual issuer exposures and aggregate equity exposure. Aggregate exposure to single issuers and total equity positions are monitored at the subsidiary level and in aggregate at the company level.

During much of 2008 and immediately preceding years, the company had been concerned with the valuation level of worldwide equity markets, uncertainty resulting from credit issues in the United States and global economic conditions. As protection against a decline in equity markets, the company had held short positions effected by way of equity index-based exchange-traded securities including the SPDRs, U.S. listed common stocks, equity total return swaps and equity index total return swaps, referred to in the aggregate as the company’s equity hedges. The company had purchased short term S&P 500 index call options to limit the potential loss on U.S. equity index total return swaps and the SPDRs short positions and to provide general protection against the short position in common stocks. In November 2008, following significant declines in global equity markets, the company closed substantially all of its equity hedge positions, and during the remainder of the fourth quarter the company increased its investments in equities as a result of the opportunities presented by significant declines in valuations. As at December 31, 2008, the company had aggregate equity holdings with fair value of $4,816.5 (common stocks of $4,241.2 plus investments, at equity of $575.3). As at December 31, 2007, the company had aggregate equity holdings with fair value of $3,338.2 (common stocks of $2,852.5 plus investments, at equity of $485.7) and had short positions in the form of SPDRs, common stocks and total return swaps with an aggregate fair value and notional amount of $2,856.9 (as described in note 4), representing 85.6% of the company’s aggregate equity holdings. In

FAIRFAX FINANCIAL HOLDINGS LIMITED

addition, the company held S&P 500 index call options with a notional amount of $2,480.0 to limit the potential loss on short equity positions as at December 31, 2007.

The table that follows summarizes the potential impact of a 10% change in the company’s equity and equity-related holdings (including equity hedges where appropriate) on the company’s pre-tax other comprehensive income and pre-tax net income for the years ended December 31. Certain shortcomings are inherent in the method of analysis presented, as the analysis is based on the assumptions that the equity and equity-related holdings had increased/decreased by 10% with all other variables held constant and that all the company’s equity and equity-related instruments move according to a one-to-one correlation with global equity markets.

	2008		2007
	Effect on other	Effect on	Effect on other	Effect on
	comprehensive income	net income	comprehensive income	net income
Change in global equity markets	(pre-tax)	(pre-tax)	(pre-tax)	(pre-tax)

10% increase	398.3	8.1	285.3	(285.7)
10% decrease	(398.3)	(8.1)	(285.3)	285.7

Generally, a 10% decline in global equity markets would decrease the value of the company’s equity investment holdings resulting in decreases, in the company’s pre-tax other comprehensive income as the majority of the company’s equity investment holdings are classified as available for sale. Conversely, a 10% increase in global equity markets would generally increase the value of the company’s equity investment holdings resulting in increases in the company’s pre-tax other comprehensive income. For the year ended December 31, 2007, the effect of changes in global equity markets on pre-tax other comprehensive income was substantially offset by the effect on pre-tax net income indicative of the company’s equity hedges effected primarily through positions in derivatives and securities sold but not yet purchased where changes in realized and unrealized gains and losses are recognized in the consolidated statement of earnings.

As of December 31, 2008, the company’s equity related holdings in the ten issuers to which the company had the greatest exposure was $2,465.9 which was approximately 12.4% of the total investment portfolio. The exposure to the largest single issuer of equity related holdings held as of December 31, 2008 was $453.4 which was approximately 2.3% of the total investment portfolio.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or cash flows of a financial instrument will fluctuate because of changes in exchange rates and produce an adverse effect on earnings and equity when measured in a company’s functional currency.

The company’s foreign currency risk management objective is to mitigate the net earnings impact of foreign currency rate fluctuations. The company has a process to accumulate, on a consolidated basis, all significant asset and liability exposures relating to foreign currencies. These exposures are matched and any net unmatched positions, whether long or short, are identified. The company may then take action to cure an unmatched position through the acquisition of a derivative contract or the purchase or sale of investment assets denominated in the exposed currency. Rarely does the company maintain an unmatched position for extended periods of time.

A portion of the company’s premiums are written in foreign currencies and a portion of the company’s loss reserves are denominated in foreign currencies. Moreover, a portion of the company’s cash and investments are held in currencies other than the U.S. dollar. In general, the company manages foreign currency risk on liabilities by investing in financial instruments and other assets denominated in the same currency as the liabilities to which they relate. The company also monitors the exposure of invested assets to foreign currency risk and limits these amounts as deemed necessary. The company may nevertheless, from time to time, experience gains or losses resulting from fluctuations in the values of these foreign currencies, which may favourably or adversely affect operating results.

In subsidiaries where the U.S. dollar is the functional currency, and to the extent that subsidiary transacts business in currencies other than the U.S. dollar, monetary assets and liabilities of that subsidiary, such as the provision for claims and investments designated or classified as held for trading that are denominated in currencies other than the U.S. dollar, are revalued at the balance sheet date spot foreign exchange rate, with any resulting unrealized gains and losses recorded in the consolidated statement of earnings. Non-U.S. dollar denominated investments classified as available for sale are revalued in the same manner, but resulting unrealized gains and losses are recorded in other comprehensive income until realized, at which time the cumulative foreign exchange gain or loss is reclassified to net gains on investments in the consolidated statement of earnings.

In subsidiaries where the functional currency is other than the U.S. dollar and where that subsidiary is considered to be self-sustaining, unrealized foreign exchange gains and losses on monetary assets and liabilities will be recognized in the same manner as described in the preceding paragraph when those monetary assets and liabilities are denominated in a currency other than that subsidiary’s functional currency. The overall foreign currency exposure embedded in a self-sustaining subsidiary arising on the translation from its functional currency to U.S. dollars is deferred in the currency translation account in accumulated other comprehensive income, a separate component of shareholders’ equity, until such time as that subsidiary is wound up or sold to an unrelated third party.

For the year ended December 31, 2008, a 5% appreciation of the U.S. dollar relative to the primary currencies other than the U.S. dollar in which the company’s operations are conducted (primarily the Canadian dollar, sterling and the euro) would have decreased the company’s pre-tax earnings by approximately $0.8, principally as a result of the effect of that appreciation on the non-U.S. dollar earnings of Fairfax’s operating companies, but also by additional effects of that appreciation on operating companies whose functional currency is other than the U.S. dollar (for example, the Northbridge companies with U.S. dollar-denominated claims reserves, whose functional currency is Canadian dollars, and Advent, whose functional currency is sterling). In addition, for the year ended December 31, 2008, a 5% appreciation of the U.S. dollar as described above would have increased pre-tax other comprehensive loss by approximately $80.0, partly because of the consequential revaluation of investments classified as available for sale, but principally as a result of the change in pre-tax other comprehensive income through the translation into U.S. dollars of the company’s net investment in its self-sustaining operating companies whose functional currency is other than the U.S. dollar (for example, Northbridge and CRC (Bermuda), both of whose functional currency is the Canadian dollar).

For the year ended December 31, 2008, a 5% depreciation of the U.S. dollar as described above would have, for the reasons set out above, increased the company’s pre-tax earnings by approximately $0.8 and decreased pre-tax other comprehensive loss by approximately $80.0.

In both of the preceding scenarios, certain shortcomings are inherent in the method of analysis presented, as the analysis is based on the assumption that the 5% appreciation or depreciation of the U.S. dollar occurred with all other variables held constant.

Capital Management

The company’s objectives when managing capital are first to protect its policyholders, then to protect its bondholders and finally to maximize returns to shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit and financial strength ratings requirements, and above internally determined and calculated risk management levels.

The company’s measurement of capital at December 31, 2008, comprising shareholders’ equity and non-controlling interests, was $6,351.6, compared to $5,843.0 at December 31, 2007.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company manages its capital based on the following financial measurements and ratios:

	December 31,
	2008		2007

Holding company cash, short term investments and marketable securities, net of short sale and derivative obligations	1,555.0		963.4

Holding company debt	869.6		1,063.2
Subsidiary debt	910.2		915.0
Other long term obligations – holding company	187.7		192.6

Total debt	1,967.5		2,170.8

Net debt	412.5		1,207.4

Common shareholders’ equity	4,866.3		4,121.4
Preferred equity	102.5		136.6
Non-controlling interests	1,382.8		1,585.0

Total equity and non-controlling interests	6,351.6		5,843.0

Net debt/total equity and non-controlling interests	6.5%		20.7%
Net debt/net total capital(1)	6.1%		17.1%
Total debt/total capital(2)	23.7%		27.1%
Interest coverage(3)	16.4	x	11.3	x

(1)	Net total capital is calculated by the company as the sum of total shareholders’ equity, non-controlling interests and net debt.

(2)	Total capital is calculated by the company as the sum of total shareholders’ equity, non-controlling interests and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) from operations before income taxes and interest expense divided by interest expense.

In the U.S., the National Association of Insurance Commissioners (NAIC) has developed a model law and risk-based capital (RBC) formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC’s requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company’s insurance, investment and other business activities. At December 31, 2008, the U.S. insurance, reinsurance and runoff subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level – each subsidiary had capital and surplus in excess of 4.7 times (2007 – 4.9 times) the authorized control level, except for TIG which had 2.4 times (2007 – 2.8 times).

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test (MCT) formula. At December 31, 2008, Northbridge’s subsidiaries had a weighted average MCT ratio of 224% of the minimum statutory capital required, compared to 311% at December 31, 2007, well in excess of the 150% minimum supervisory target.

In countries other than the U.S. and Canada where the company operates (the United Kingdom, France, Mexico, Singapore, Hong Kong, Ireland and other jurisdictions), the company met or exceeded the applicable regulatory capital requirements at December 31, 2008.

19.	Segmented Information

The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance, conducted on a primary and reinsurance basis, and runoff operations, and was until December 31, 2007 engaged in insurance claims management. The company identifies its operating segments by operating company consistent with its management structure. The company has aggregated certain of these operating segments into reporting segments as subsequently described. The accounting policies of the reporting segments are the same as those described in note 2. Transfer prices for inter-segment transactions are set at arm’s length. Geographic premiums are determined based on the domicile of the various subsidiaries and where the primary underlying risk of the business resides.

Insurance

Northbridge – Northbridge is a national commercial property and casualty insurer in Canada providing property and casualty insurance products through its Commonwealth, Federated, Lombard and Markel subsidiaries, primarily in the Canadian market and in selected United States and international markets.

Crum & Forster – Crum & Forster is a national commercial property and casualty insurance company in the United States writing a broad range of commercial coverages. Its subsidiary, Seneca Insurance, provides property and casualty insurance to small businesses and certain specialty coverages.

Fairfax Asia – Included in the Fairfax Asia reporting segment are the company’s operations that underwrite insurance and reinsurance coverages in Hong Kong (Falcon) and Singapore (First Capital). Fairfax Asia includes the company’s 26.0% equity accounted interest in Mumbai-based ICICI Lombard and its 24.9% equity accounted interest in Thailand (Falcon Thailand).

Reinsurance

OdysseyRe – OdysseyRe underwrites reinsurance, providing a full range of property and casualty products on a worldwide basis, and underwrites specialty insurance, primarily in the United States and through the Lloyd’s of London marketplace.

Other – This reporting segment is comprised of Group Re and Advent. Group Re participates in the reinsurance of Fairfax’s subsidiaries by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms as third party reinsurers through CRC (Bermuda) (Canadian business) and Wentworth (international business). Group Re also writes third party business. Advent is included in the Reinsurance – Other reporting segment effective from its acquisition by the company on September 11, 2008 and is a reinsurance and insurance company, operating through Syndicate 780 at Lloyd’s, focused on specialty property reinsurance and insurance risks. Effective from its date of acquisition on January 7, 2009, the assets of Polish Re will be included in the Reinsurance – Other segment.

Runoff

The runoff reporting segment comprises nSpire Re (which fully reinsures the U.K. and international runoff operations, conducted primarily through RiverStone (UK)) and the U.S. runoff company formed on the merger of TIG and IIC combined with Old Lyme and Fairmont. The U.K. and international runoff operations have reinsured their reinsurance portfolios to nSpire Re to provide consolidated investment and liquidity management services, with the RiverStone Group retaining full responsibility for all other aspects of the business. The runoff reporting segment also reflects the runoff of nSpire Re’s Group Re participation.

Group Re assets of approximately $822.9 were reclassified effective January 1, 2007, with restatement of prior periods, from the Runoff and Other reporting segment to the Reinsurance – Other reporting segment. At January 1, 2007, the Runoff and Other reporting segment then became the Runoff reporting segment. Effective January 1, 2008 nSpire Re (U.S. business) assets of approximately $142.6 were reclassified to the Runoff reporting segment from Reinsurance — Other. Prior periods have not been restated to reflect this transfer.

Other

For the year ended December 31, 2008, the Other reporting segment includes Ridley since its acquisition on November 4, 2008. Ridley is engaged in the animal nutrition business and operates in the U.S. and Canada. For the years ended December 31, 2007 and 2006, the Other reporting segments comprised Cunningham Lindsey and its operating companies, which is engaged in the claims adjusting, appraisal and loss management business. Commencing December 31, 2007, the identifiable assets associated with the company’s claims management business were reclassified to the Corporate and other reporting segment consistent with equity accounting for 44.6% of Cunningham Lindsey’s operating companies, pursuant to the transaction described in note 17. Prior periods have not been restated to reflect this transfer.

Corporate and Other

Corporate and Other includes the parent entity (Fairfax Financial Holdings Limited), its subsidiary intermediate holding companies, Hamblin Watsa, an investment management company and MFXchange, a technology company.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Reporting Segment

An analysis of net earnings by reporting segment for the years ended December 31 is shown below:

2008

	Insurance			Reinsurance						Eliminations
		Crum &	Fairfax			Ongoing			Corporate	and
	Northbridge	Forster	Asia	OdysseyRe	Other	operations	Runoff	Other	and other	adjustments	Consolidated

Net premiums earned	1,076.1	1,005.0	84.6	2,076.4	269.6	4,511.7	–	–	–	–	4,511.7
Underwriting expenses	(1,154.8)	(1,182.2)	(77.9)	(2,149.9)	(404.6)	(4,969.4)	–	–	–	–	(4,969.4)

Underwriting profit (loss)	(78.7)	(177.2)	6.7	(73.5)	(135.0)	(457.7)	–	–	–	–	(457.7)

Interest income	94.4	107.4	5.6	256.2	30.1	493.7	71.2	–	42.1	–	607.0
Dividends	23.0	23.8	2.1	31.1	1.1	81.1	10.0	–	(15.1)	–	76.0
Earnings (loss) on investments, at equity	0.6	(32.2)	(4.9)	(13.2)	1.4	(48.3)	(4.2)	–	3.1	–	(49.4)
Expenses	(10.1)	(12.8)	(1.2)	(23.8)	(2.5)	(50.4)	(8.8)	–	(1.3)	53.3	(7.2)

Interest and dividends	107.9	86.2	1.6	250.3	30.1	476.1	68.2	–	28.8	53.3	626.4

Other
Revenue	–	–	–	–	–	–	17.4	99.4	53.3	(53.3)	116.8
Expenses	–	–	–	–	–	–	(165.8)	(98.0)	–	–	(263.8)

	–	–	–	–	–	–	(148.4)	1.4	53.3	(53.3)	(147.0)

Operating income (loss) before:	29.2	(91.0)	8.3	176.8	(104.9)	18.4	(80.2)	1.4	82.1	–	21.7
Net gains (losses) on investments	66.5	605.7	3.2	785.9	118.1	1,579.4	472.8	–	689.1	(20.8)	2,720.5
Interest expense	–	(28.3)	–	(34.2)	(2.6)	(65.1)	–	(0.4)	(93.1)	–	(158.6)
Corporate overhead and other	(14.5)	(8.8)	(5.5)	(13.9)	(1.9)	(44.6)	–	–	(94.7)	–	(139.3)

Pre-tax income (loss)	81.2	477.6	6.0	914.6	8.7	1,488.1	392.6	1.0	583.4	(20.8)	2,444.3
Income taxes											(755.6)
Non-controlling interests											(214.9)

Net earnings											1,473.8

2007

	Insurance			Reinsurance						Eliminations
		Crum &	Fairfax			Ongoing			Corporate	and
	Northbridge	Forster	Asia	OdysseyRe	Other	operations	Runoff	Other	and other	adjustments	Consolidated

Net premiums earned	1,017.1	1,187.4	68.7	2,120.5	258.4	4,652.1	–	–	–	–	4,652.1
Underwriting expenses	(939.1)	(1,110.4)	(48.4)	(2,025.8)	(247.1)	(4,370.8)	–	–	–	–	(4,370.8)

Underwriting profit	78.0	77.0	20.3	94.7	11.3	281.3	–	–	–	–	281.3

Interest income	105.1	116.8	9.7	298.4	32.8	562.8	89.8	–	27.4	–	680.0
Dividends	19.1	20.9	1.2	21.6	0.5	63.3	11.3	–	7.1	–	81.7
Earnings (loss) on investments, at equity	3.9	3.7	7.3	10.5	(3.4)	22.0	(1.1)	–	(13.2)	–	7.7
Expenses	(8.9)	(8.0)	(0.8)	(21.2)	(4.8)	(43.7)	(8.4)	–	(2.0)	45.7	(8.4)

Interest and dividends	119.2	133.4	17.4	309.3	25.1	604.4	91.6	–	19.3	45.7	761.0

Other
Revenue	–	–	–	–	–	–	(3.3)	434.5	45.7	(45.7)	431.2
Expenses	–	–	–	–	–	–	(192.5)	(401.5)	–	–	(594.0)

	–	–	–	–	–	–	(195.8)	33.0	45.7	(45.7)	(162.8)

Operating income (loss) before:	197.2	210.4	37.7	404.0	36.4	885.7	(104.2)	33.0	65.0	–	879.5
Net gains (losses) on investments	188.2	250.3	(0.3)	554.6	8.5	1,001.3	291.8	(7.6)	371.2	(17.3)	1,639.4
Interest expense	–	(51.0)	–	(37.7)	–	(88.7)	–	(15.7)	(105.1)	–	(209.5)
Corporate overhead and other	(12.4)	(9.6)	(3.2)	(13.8)	–	(39.0)	–	–	(110.0)	–	(149.0)

Pre-tax income (loss)	373.0	400.1	34.2	907.1	44.9	1,759.3	187.6	9.7	221.1	(17.3)	2,160.4
Income taxes											(711.1)
Non-controlling interests											(353.5)

Net earnings											1,095.8

2006

	Insurance			Reinsurance						Eliminations
		Crum &	Fairfax			Ongoing			Corporate	and
	Northbridge	Forster	Asia	OdysseyRe	Other	operations	Runoff	Other	and other	adjustments	Consolidated

Net premiums earned	1,025.8	1,114.0	67.3	2,225.8	332.4	4,765.3	–	–	–	–	4,765.3
Underwriting expenses	(1,005.3)	(1,027.8)	(52.8)	(2,148.8)	(318.0)	(4,552.7)	–	–	–	–	(4,552.7)

Underwriting profit	20.5	86.2	14.5	77.0	14.4	212.6	–	–	–	–	212.6

Interest income	88.8	130.3	7.0	252.3	28.1	506.5	87.2	–	16.5	–	610.2
Dividends	11.6	16.9	1.6	27.6	1.6	59.3	8.9	–	4.4	–	72.6
Earnings (loss) on investments, at equity	7.8	27.8	(2.6)	39.9	–	72.9	4.7	–	0.4	–	78.0
Expenses	(7.4)	(18.5)	(2.7)	(21.4)	(2.6)	(52.6)	(11.5)	–	(3.2)	53.0	(14.3)

Interest and dividends	100.8	156.5	3.3	298.4	27.1	586.1	89.3	–	18.1	53.0	746.5

Other
Revenue	–	–	–	–	–	–	85.3	371.3	53.0	(53.0)	456.6
Expenses	–	–	–	–	–	–	(689.5)	(353.7)	–	–	(1,043.2)

	–	–	–	–	–	–	(604.2)	17.6	53.0	(53.0)	(586.6)

Operating income (loss) before:	121.3	242.7	17.8	375.4	41.5	798.7	(514.9)	17.6	71.1	–	372.5
Net gains (losses) on investments	115.1	271.4	14.2	358.9	18.9	778.5	132.7	–	36.0	(111.9)	835.3
Interest expense	–	(33.0)	–	(37.5)	–	(70.5)	–	(14.7)	(125.2)	–	(210.4)
Corporate overhead and other	(9.8)	(8.1)	(3.3)	(18.8)	–	(40.0)	–	–	(78.8)	–	(118.8)

Pre-tax income (loss)	226.6	473.0	28.7	678.0	60.4	1,466.7	(382.2)	2.9	(96.9)	(111.9)	878.6
Income taxes											(485.6)
Non-controlling interests											(165.5)

Net earnings											227.5

A reconciliation of total revenue of the reporting segments to the company’s consolidated revenue for the years ended December 31 is shown below:

	2008	2007	2006

Revenues for reporting segments
Net premiums earned	4,511.7	4,652.1	4,765.3
Interest and dividends	626.4	761.0	746.5
Other revenue per reportable segment	116.8	431.2	456.6
Net gains on investments	2,720.5	1,639.4	835.3

Total consolidated revenues	7,975.4	7,483.7	6,803.7

Reporting Segment

An analysis of significant non-cash items by reporting segment for the years ended December 31, is shown below:

					Depreciation of premises &
		Earnings (losses) from investments,			equipment & amortization of			Impairment of available for sale
		at equity			intangible assets			securities
		2008	2007	2006	2008	2007	2006	2008	2007	2006

Insurance	– Canada (Northbridge)	0.6	3.9	7.8	3.5	6.8	6.9	273.6	21.1	–
	– U.S. (Crum & Forster)	(32.2)	3.7	27.8	3.8	1.3	1.3	196.6	23.6	9.6
	– Asia (Fairfax Asia)	(4.9)	7.3	(2.6)	0.7	0.5	0.3	1.9	–	–
Reinsurance	– OdysseyRe	(13.2)	10.5	39.9	6.6	9.5	5.1	358.7	54.5	28.2
	– Other	1.4	(3.4)	–	–	–	–	8.9	–	–

Ongoing operations		(48.3)	22.0	72.9	14.6	18.1	13.6	839.7	99.2	37.8
Runoff		(4.2)	(1.1)	4.7	1.7	2.1	3.6	76.5	3.4	–
Other		–	–	–	0.7	4.3	4.6	–	–	–
Corporate and other		3.1	(13.2)	0.4	5.4	2.5	3.1	80.2	–	–

Consolidated		(49.4)	7.7	78.0	22.4	27.0	24.9	996.4	102.6	37.8

FAIRFAX FINANCIAL HOLDINGS LIMITED

Crum & Forster commuted an aggregate stop loss contract in 2008 and recorded a non-cash pre-tax charge of $84.2. In 2006, Fairfax exercised its right to commute the Swiss Re corporate adverse development cover and the accounting effect of the commutation was a non-cash pre-tax and after-tax charge of $412.6 which is included in the Runoff reporting segment.

An analysis of segment assets and investments, at equity by reporting segment for the years ended December 31, is shown below:

		Segment assets		Investments, at equity
		2008	2007	2008	2007

Insurance	– Canada (Northbridge)	4,380.1	5,571.4	2.5	3.0
	– U.S. (Crum & Forster)	5,363.9	6,472.0	17.4	114.2
	– Asia (Fairfax Asia)	641.8	534.5	75.4	65.0
Reinsurance	– OdysseyRe	9,944.9	9,485.6	36.7	89.1
	– Other	1,544.3	1,141.6	–	16.3

Ongoing operations		21,875.0	23,205.1	132.0	287.6
Runoff		5,483.6	5,601.5	–	24.5
Other		262.6	202.4	–	58.8
Corporate and other		(315.8)	(1,067.2)	87.3	37.1

Consolidated		27,305.4	27,941.8	219.3	408.0

Product Line

An analysis of revenue by product line for years ended December 31, is presented below:

		Property			Property non-proportional			Casualty			Automobile			General liability
		2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006

Net premiums earned
Insurance	– Northbridge	256.1	227.6	251.7	0.1	0.1	0.4	–	–	–	498.3	477.6	479.1	234.6	238.7	230.1
	– Crum & Forster	242.8	342.9	295.4	–	–	–	117.7	103.9	43.9	187.2	210.7	206.1	196.5	227.8	246.2
	– Fairfax Asia	10.7	10.7	9.6	–	–	–	11.0	9.0	9.7	9.4	6.4	7.6	6.4	5.9	5.5
Reinsurance	– OdysseyRe	368.1	359.9	386.0	751.5	741.4	776.5	0.4	(0.1)	–	186.0	211.3	230.9	583.0	591.0	621.1
	– Other	35.8	26.5	29.8	64.9	30.8	82.1	0.8	–	–	73.8	81.3	163.0	78.9	103.9	32.0

Ongoing operations		913.5	967.6	972.5	816.5	772.3	859.0	129.9	112.8	53.6	954.7	987.3	1,086.7	1,099.4	1,167.3	1,134.9
Runoff		(0.8)	(0.2)	24.9	0.1	–	–	(0.5)	0.3	4.3	0.2	0.5	16.8	4.8	(0.1)	9.3

Total net premiums earned		912.7	967.4	997.4	816.6	772.3	859.0	129.4	113.1	57.9	954.9	987.8	1,103.5	1,104.2	1,167.2	1,144.2

		Workers’ compensation			Marine and aerospace			Other			Total
		2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006

Net premiums earned
Insurance	– Northbridge	–	–	–	77.9	64.4	58.1	9.1	8.7	6.4	1,076.1	1,017.1	1,025.8
	– Crum & Forster	219.8	261.0	283.4	20.0	21.7	22.0	21.0	19.4	17.0	1,005.0	1,187.4	1,114.0
	– Fairfax Asia	18.0	18.6	22.7	23.8	13.9	9.7	5.3	4.2	2.5	84.6	68.7	67.3
Reinsurance	– OdysseyRe	3.7	18.1	(0.7)	113.9	124.7	127.3	69.8	74.2	84.7	2,076.4	2,120.5	2,225.8
	– Other	(1.7)	3.8	3.8	8.8	2.0	10.0	8.3	10.1	11.7	269.6	258.4	332.4

Ongoing operations		239.8	301.5	309.2	244.4	226.7	227.1	113.5	116.6	122.3	4,511.7	4,652.1	4,765.3
Runoff		12.4	(4.1)	25.5	0.8	–	3.8	0.4	0.3	0.7	17.4	(3.3)	85.3

Total net premiums earned		252.2	297.4	334.7	245.2	226.7	230.9	113.9	116.9	123.0	4,529.1	4,648.8	4,850.6
Interest and dividends											626.4	761.0	746.5
Net gains on investments											2,720.5	1,639.4	835.3
Other											99.4	434.5	371.3

Total consolidated revenues											7,975.4	7,483.7	6,803.7

Geographic Region

An analysis of revenue by geographic region for the years ended December 31, is shown below:

		Canada			United States			International			Total
		2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006

Net premiums earned
Insurance	– Northbridge	1,024.5	974.5	950.0	51.3	40.7	61.5	0.3	1.9	14.3	1,076.1	1,017.1	1,025.8
	– Crum & Forster	–	–	–	1,005.0	1,187.4	1,114.0	–	–	–	1,005.0	1,187.4	1,114.0
	– Fairfax Asia	–	–	–	–	–	–	84.6	68.7	67.3	84.6	68.7	67.3
Reinsurance	– OdysseyRe	41.2	42.7	37.7	1,154.1	1,227.9	1,323.2	881.1	849.9	864.9	2,076.4	2,120.5	2,225.8
	– Other	161.5	204.1	236.0	88.3	49.3	85.1	19.8	5.0	11.3	269.6	258.4	332.4

Ongoing operations		1,227.2	1,221.3	1,223.7	2,298.7	2,505.3	2,583.8	985.8	925.5	957.8	4,511.7	4,652.1	4,765.3
Runoff		(0.2)	–	–	17.6	(3.3)	86.4	–	–	(1.1)	17.4	(3.3)	85.3

		1,227.0	1,221.3	1,223.7	2,316.3	2,502.0	2,670.2	985.8	925.5	956.7	4,529.1	4,648.8	4,850.6
Interest and dividends											626.4	761.0	746.5
Net gains on investments											2,720.5	1,639.4	835.3
Other											99.4	434.5	371.3

Total consolidated revenues											7,975.4	7,483.7	6,803.7

Allocation of revenue		27.1%	26.3%	25.2%	51.1%	53.8%	55.1%	21.8%	19.9%	19.7%

FAIRFAX FINANCIAL HOLDINGS LIMITED

20.	US GAAP Reconciliation

The consolidated financial statements of the company have been prepared in accordance with Canadian GAAP which are different in some respects from those applicable in the United States, as described below.

Consolidated Statements of Net Earnings and Comprehensive Income

The following shows the net earnings and the comprehensive income for the years ended December 31 in accordance with US GAAP:

	2008	2007	2006

Net earnings, Canadian GAAP	1,473.8	1,095.8	227.5
Recoveries on retroactive reinsurance(a)	30.8	16.0	465.8
Equity accounting(b)	(7.2)	–	–
Fair value of derivatives embedded within bond investments(c)	–	–	(3.1)
Other than temporary declines(d)	–	–	7.9
Other differences(e)	7.5	(11.1)	(6.5)
Tax effect(f)	(9.6)	(2.0)	(37.2)

Net earnings, US GAAP	1,495.3	1,098.7	654.4

Other comprehensive income (loss), Canadian GAAP	(468.3)	298.8	31.9
Pension liability adjustment pursuant to SFAS 158(g)	25.3	22.6	–
Unrealized net appreciation (depreciation) of investments(h)	–	–	(221.9)
Minimum pension liability(i)	–	–	(5.2)
Other differences	–	2.4	–

Other comprehensive income (loss), US GAAP	(443.0)	323.8	(195.2)

Comprehensive income, US GAAP	1,052.3	1,422.5	459.2

Net earnings per common share – basic, US GAAP	$81.57	$61.37	$36.20

Net earnings per common share – diluted, US GAAP	$80.71	$58.54	$34.73

The effect of the significant differences between consolidated net earnings under Canadian GAAP and consolidated net earnings under US GAAP are as follows:

(a)	Under Canadian GAAP, recoveries on certain stop loss reinsurance treaties are recorded at the same time as the claims incurred are ceded. Under US GAAP, these recoveries, which are considered to be retroactive reinsurance, are recorded up to the amount of the premium paid with the excess of the ceded liabilities over the premium paid recorded as a deferred gain. The deferred gain is amortized to income over the estimated settlement period over which the company expects to receive the recoveries and is recorded in accounts payable and accrued liabilities.

Included in recoveries on retroactive reinsurance for the year ended December 31, 2008 is pre-tax income of $8.8 related to the release of the unamortized deferred gain in connection with the commutation by Crum & Forster in the second quarter as described in note 6. The non-cash pre-tax charge under US GAAP related to this commutation was therefore $75.4.

The fourth quarter of 2008 reflects pre-tax income of $11.8 related to the release of a portion of an unamortized deferred gain caused by a decrease in the losses ceded to the underlying retroactive reinsurance contract.

The Swiss Re corporate adverse development cover was commuted as described in note 6 in July 2006. The loss of $412.6 recorded under Canadian GAAP has been reversed and the related deferred gain of $429.9 at that date under US GAAP was eliminated. The pre-tax gain under US GAAP related to the commutation of the Swiss Re corporate adverse development cover was $17.3.

(b)	Under Canadian GAAP, certain of the company’s investments in partnership trusts that do not have a quoted price in an active market are accounted for on the cost basis. Canadian GAAP requires the use of the equity method of accounting when the company is deemed to exert significant influence over the investee, whereas US GAAP requires the use of the equity method to account for such investments when the equity interest is more than minor. As a result of these differing requirements, a pre-tax loss of $7.2 was recognized in the fourth quarter of 2008 under US GAAP for one of the company’s investments in a partnership trust, whereas under Canadian GAAP, this investment is recorded at cost.

(c)	Prior to January 1, 2007, under Canadian GAAP convertible bond securities and other fixed income securities with embedded derivatives which were held as investments were carried at amortized cost. Under US GAAP, changes in the fair value attributable to the embedded option in a convertible bond or other security were recognized in earnings through net gains (losses) on investments with the host debt instrument accounted for as described in (h) below. Canadian GAAP and US GAAP were converged for convertible bonds and other fixed income securities with embedded derivatives beginning January 1, 2007.

(d)	Under Canadian and US GAAP, other than temporary declines in the value of investment securities are recorded in earnings if they have persisted over a period of time and factors indicate that recovery is uncertain. Prior to January 1, 2007 under Canadian GAAP, the cost or amortized cost of investment securities considered to be impaired on an other than temporary basis was reduced to net realizable value with a corresponding charge to earnings. Under US GAAP, the cost of investment securities was written down to quoted market value when determined to be impaired on an other than temporary basis. Differences in the amounts recorded between Canadian and US GAAP were reversed when the related securities were sold. Canadian GAAP and US GAAP were converged for other than temporary declines beginning January 1, 2007. There were no carryforward differences at December 31, 2006.

(e)	Included in other differences for the year ended December 31, 2008 is income of $5.2 related to the release of the “FIN 48” (FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB No. 109) reserve established on January 1, 2007 for a tax position which is no longer uncertain at December 31, 2008.

Included in other differences for the year ended December 31, 2007 are cost base adjustments to the company’s investment in Hub related to the valuation of embedded derivatives of $12.7 which reduced the realized gain on sale from $220.5 under Canadian GAAP to $207.8 under US GAAP.

Included in other differences for the year ended December 31, 2006 are cost base adjustments of $10.3 recognized in connection with the OdysseyRe secondary offering which reduced the realized gain on the OdysseyRe secondary offering from $69.7 under Canadian GAAP to $59.4 under US GAAP.

(f)	Differences between consolidated net earnings under Canadian GAAP and consolidated net earnings under US GAAP are shown net of the following provision for income taxes for the years ended December 31:

	2008	2007	2006

Recoveries on retroactive reinsurance(a)	(10.7)	(5.6)	(36.3)
Equity accounting(b)	1.1	–	–
Fair value of derivatives embedded within bond investment(c)	–	–	2.3
Other than temporary declines(d)	–	–	(2.7)
Other differences(e)	–	3.6	(0.5)

	(9.6)	(2.0)	(37.2)

(g)	Effective December 31, 2006, US GAAP, FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R) (“SFAS 158”) requires the recognition of a net liability or asset to report the funded status of a company’s defined benefit pension and other post retirement benefit plans on its balance sheet with an offsetting adjustment to accumulated other comprehensive income in shareholders’ equity. This adjustment records the change in pension balances for the years ended December 31, 2008 and December 31, 2007.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(h)	Prior to January 1, 2007, portfolio investments were carried at cost or amortized cost under Canadian GAAP net of any provisions for declines in value which were considered to be other than temporary. Under US GAAP, portfolio investments (excluding equity accounted investments) were classified as available for sale and recorded at their fair value based on quoted market prices with unrealized gains and losses, net of taxes, included in other comprehensive income through shareholders’ equity. Canadian GAAP and US GAAP were converged with respect to classification and measurement of available for sale securities beginning January 1, 2007 (see note 2).

(i)	For defined benefit plans prior to December 31, 2006, US GAAP required that an unfunded accumulated benefit obligation be recorded as additional minimum liability and the excess of the unfunded accumulated benefit obligation over the unrecognized prior service cost be recorded in other comprehensive income. The actuarial valuation of the accumulated benefit obligation is based on current and past compensation levels and service rendered to date.

Consolidated Balance Sheets

The following shows the consolidated balance sheet amounts in accordance with US GAAP, setting out individual amounts where different from the amounts reported under Canadian GAAP:

	December 31, 2008			December 31, 2007
	Canadian			Canadian
	GAAP	Differences	US GAAP	GAAP	Differences	US GAAP

Assets
Holding company cash, short term investments and marketable securities	1,564.2	–	1,564.2	971.8	–	971.8
Portfolio investments
Common stocks(i)	3,816.9	(257.8)	3,559.1	2,617.5	–	2,617.5
Investments, at equity(i)	219.3	251.9	471.2	408.0	0.9	408.9
All other portfolio investments	14,378.8	–	14,378.8	16,066.2	–	16,066.2
Future income taxes(ii)	699.4	56.1	755.5	344.3	72.5	416.8
Goodwill and intangible assets(iii)	123.2	29.6	152.8	89.4	29.6	119.0
All other assets	6,503.6	–	6,503.6	7,444.6	–	7,444.6

	27,305.4	79.8	27,385.2	27,941.8	103.0	28,044.8

Liabilities
Accounts payable and accrued liabilities(iv)	1,326.5	152.0	1,478.5	1,232.6	214.4	1,447.0
Income taxes payable	656.3	–	656.3	68.9	8.7	77.6
Long term debt – holding company borrowings(v)	869.6	–	869.6	1,063.2	51.5	1,114.7
All other liabilities	17,931.6	–	17,931.6	19,559.4	–	19,559.4

	20,784.0	152.0	20,936.0	21,924.1	274.6	22,198.7

Mandatorily redeemable shares of TRG	169.8	–	169.8	174.7	–	174.7
Non-controlling interests	1,382.8	(2.2)	1,380.6	1,585.0	(3.5)	1,581.5

	1,552.6	(2.2)	1,550.4	1,759.7	(3.5)	1,756.2

Shareholders’ Equity	4,968.8	(70.0)	4,898.8	4,258.0	(168.1)	4,089.9

	27,305.4	79.8	27,385.2	27,941.8	103.0	28,044.8

The difference in consolidated shareholders’ equity is as follows:

	December 31,
	2008	2007

Shareholders’ equity based on Canadian GAAP	4,968.8	4,258.0
Accumulated other comprehensive income	(19.4)	(44.7)
Reduction of common stock on conversion of debentures(v)	(6.6)	–
Reduction of other paid in capital(v)	–	(57.9)
Cumulative reduction in net earnings under US GAAP(vi)	(44.0)	(65.5)

Shareholders’ equity based on US GAAP	4,898.8	4,089.9

The difference in consolidated accumulated other comprehensive income is as follows:

	December 31,
	2008	2007

Pension liability adjustment pursuant to SFAS 158	(29.3)	(61.4)
Related deferred income taxes	9.9	16.7

	(19.4)	(44.7)

Amounts recognized in accumulated other comprehensive income relating to defined benefit pension and other post retirement benefit plans consist of:

	December 31,
	2008	2007

Net actuarial loss	(34.3)	(60.5)
Prior service costs	3.7	(0.1)
Transitional amounts	1.3	(0.8)

Total	(29.3)	(61.4)

(i)	Under Canadian GAAP, the company’s investment of $177.1 in partnership trusts that do not have a quoted price in an active market are accounted for on the cost basis, whereas US GAAP requires the use of the equity method to account for such investments in partnership trusts.

The company’s investment of $80.7 in limited partnerships whose fair value can be reliably measured are recorded in the consolidated balance sheet as common stocks designated as held for trading. US GAAP requires the use of the equity method to account for such investments.

(ii)	The differences are comprised principally of deferred tax adjustments of $42.4 (2007 – $53.1) related to the unamortized deferred gain on retroactive reinsurance contracts and $9.9 (2007 – $16.7) related to the pension liability adjustment pursuant to SFAS 158.

(iii)	The differences result from differences between Canadian and US GAAP related to the purchase equation on the acquisition of TIG in 1999 including a reduction of goodwill related to foreign exchange losses realized on foreign exchange contracts that hedged the acquisition funding which were recorded as goodwill for Canadian GAAP. These foreign exchange contracts are not considered a hedge for purposes of US GAAP and as a result, the goodwill recognized under Canadian GAAP has been reclassified as a charge to opening retained earnings for US GAAP.

(iv)	The differences are comprised of the unamortized deferred gain on retroactive reinsurance contracts of $121.3 (2007 – $152.1) and the pension liability adjustment pursuant to SFAS 158 of $30.7 (2007 – $62.3).

(v)	Under Canadian GAAP, the value of the conversion option of the company’s 5.0% convertible senior debentures of $57.9 was included in paid in capital. Under US GAAP, the full principal amount of the debentures was included in holding company debt. Upon conversion of the 5.0% convertible senior debentures in February 2008, the full principal amount thereof was reclassified as an increase to common stock under US GAAP. The impact on common stock of the conversion under Canadian and US GAAP is

FAIRFAX FINANCIAL HOLDINGS LIMITED

similar; however, the accretion of the long term debt component recognized under Canadian GAAP in prior years has resulted in a permanent US GAAP adjustment decreasing common stock under Canadian GAAP by $6.6 with a corresponding increase in the cumulative reduction of net earnings under US GAAP.

(vi)	Comprised principally of the cumulative impact of negative US GAAP adjustments of $78.9 (2007 – $98.9) related to the accounting for retroactive reinsurance contracts, partially offset by positive US GAAP adjustments of $32.2 (2007 – $32.2) related to the purchase equation on the acquisition of TIG in 1999.

Statement of Cash Flows

There are no significant differences on the consolidated statement of cash flows under US GAAP as compared to Canadian GAAP.

Accounting Pronouncements adopted in 2008

In September 2006, the Financial Accounting Standard Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 also establishes a fair value hierarchy that prioritizes the inputs used in valuation techniques. The fair value hierarchy is designed to indicate the relative reliability of fair value measurement and is substantially the same as the fair value hierarchy described in note 3. Each level of reliability as described in note 3 corresponds to a SFAS 157 level indicated in parenthesis as follows: quoted prices (Level 1), significant other observable inputs (Level 2) and significant unobservable inputs (Level 3). The adoption of SFAS 157 on January 1, 2008 did not materially affect the company’s financial position or results of operations under US GAAP at December 31, 2008 or for the year then ended.

In February 2008, the FASB issued FASB Staff Position FAS 157-2, Effective Date of FASB Statement No. 157 (“FSP FAS 157-2”), which permits a one year deferral of the application of SFAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This deferral is effective until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At that time, the provisions of SFAS 157 will apply to non-financial assets and non-financial liabilities that are measured at fair value on a non-recurring basis. The company does not expect that the adoption of SFAS 157 for non-financial assets and non-financial liabilities will have a material impact on its financial position or results of operations under US GAAP.

In October 2008, the FASB issued FASB Staff Position FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (“FSP FAS 157-3”), which clarifies the application of SFAS 157 and provides guidance in determining the fair value of a financial asset when the market for that financial asset is not active. FSP FAS 157-3 is effective upon issuance, including prior periods for which financial statements have not been issued. The adoption of FSP FAS 157-3 did not affect the company’s financial position or results of operations under US GAAP at December 31, 2008 or for the year then ended.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115 (“SFAS 159”), which provides a company the option, primarily on an instrument-by-instrument basis, to measure at fair value many financial instruments and certain other items that are not otherwise accounted for at fair value under other accounting standards. The election to use the fair value option is available at specified election dates, such as when an entity first recognizes a financial instrument. Once the election is made, subsequent changes in fair value are recorded through earnings. Additionally, SFAS 159 allows for a one-time election for existing eligible financial instruments upon adoption, with the transition adjustment recorded to beginning retained earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 159 did not affect the company’s financial position or results of operations under US GAAP at December 31, 2008 or for the year then ended.

Accounting pronouncements to be adopted in the future

In December 2007, the FASB issued SFAS 141 (revised 2007), Business Combinations as amended in February 2009 (“SFAS 141(R)”), which replaces SFAS 141, Business Combinations (“SFAS 141”), and SFAS 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“SFAS 160”). SFAS 141(R) and

SFAS 160 are substantively similar to Section 1582, Section 1601 and Section 1602 described in note 2 with respect to the financial reporting of an entity’s business combinations except that SFAS 141(R) requires a non-controlling interest in a subsidiary to be measured initially at fair value whereas Canadian GAAP permits a non-controlling interest in a subsidiary to be measured initially at fair value or the proportionate share of identifiable net assets. Other differences between Canadian and US GAAP related to accounting for business combinations include the differences in the recognition of contingent assets and liabilities, the definition of “control”, and the definition of “fair value.” SFAS 141(R) and SFAS 160 will be effective for the company for business combinations with acquisition dates on or after January 1, 2009. The company is currently evaluating the impact of the adoption of these two new SFASs on its consolidated financial position and results of operations under US GAAP with respect to the two business combinations with acquisition dates subsequent to January 1, 2009 described in note 17.

In May 2008, the FASB issued Staff Position APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) (“FSP APB 14-1”). FSB APB 14-1 clarifies that issuers of convertible debt instruments should separately account for the liability and equity components in order to properly reflect the entity’s borrowing rate that would be applied to a nonconvertible debt instrument. FSP APB 14-1 will be effective for the company on January 1, 2009. The adoption of FSP APB 14-1 is not expected to impact the company’s consolidated financial position and results of operations under US GAAP.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”). SFAS 162 identifies the sources of accounting principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. SFAS 162 is effective sixty days following the Securities and Exchange Commission approval of the Public Company Accounting Oversight Board amendments to the American Institute of Certified Public Accountants Statement on Auditing Standards Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The company currently adheres to the hierarchy of GAAP as presented in SFAS 162 in preparing its reconciliation to US GAAP and does not expect its adoption will have a material impact on its financial position or results of operations under US GAAP.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133 (“SFAS 161”), which is intended to improve the financial reporting of derivative instruments and hedging activities by requiring enhanced disclosures about: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FASB Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 is effective for fiscal annual and interim periods beginning after November 15, 2008. Since SFAS 161 requires only additional disclosures concerning derivatives and hedging activities, the adoption of SFAS 161 will not affect the company’s financial position or results of operations under US GAAP.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(as of March 6, 2009 except as otherwise indicated)

(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes: (1)	Readers of the Management’s Discussion and Analysis of Financial Condition and Results of Operations should review the entire Annual Report for additional commentary and information. Additional information relating to the company, including its annual information form, can be found on SEDAR at www.sedar.com, which can also be accessed from the company’s website www.fairfax.ca.

(2)	Management analyzes and assesses the underlying insurance, reinsurance and runoff operations and the financial position of the consolidated group in various ways. Certain of these measures provided in this Annual Report, which have been used historically and disclosed regularly in Fairfax’s Annual Reports and interim financial reporting, are non-GAAP measures. Where non-GAAP measures are provided, descriptions are clearly provided in the commentary as to the nature of the adjustments made.

(3)	The combined ratio – which may be calculated differently by different companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses as a percentage of net premiums earned) – is the traditional measure of underwriting results of property and casualty companies, but is regarded as a non-GAAP measure.

(4)	Other non-GAAP measures included in the Capital Resources and Management section of this Management’s Discussion and Analysis of Financial Condition include: net debt divided by total equity and non-controlling interests, net debt divided by net total capital and total debt divided by total capital. The company also calculates an interest coverage ratio as a measure of its ability to service its debt.

(5)	References in this MD&A to Fairfax’s insurance and reinsurance operations do not include Fairfax’s runoff operations.

Sources of Revenue

Revenues reflected in the consolidated financial statements for the most recent three years are shown in the table that follows (Other revenue comprised, in 2008, animal nutrition revenue earned by Ridley Inc. (“Ridley”) and, in 2007 and 2006, claims fees earned by Cunningham Lindsey Group Inc. (“Cunningham Lindsey”)).

	2008	2007	2006

Net premiums earned
Insurance – Canada (Northbridge)	1,076.1	1,017.1	1,025.8
– U.S. (Crum & Forster)	1,005.0	1,187.4	1,114.0
– Asia (Fairfax Asia)	84.6	68.7	67.3
Reinsurance – OdysseyRe	2,076.4	2,120.5	2,225.8
– Other	269.6	258.4	332.4
Runoff	17.4	(3.3)	85.3

	4,529.1	4,648.8	4,850.6
Interest and dividends	626.4	761.0	746.5
Net gains on investments	2,720.5	1,639.4	835.3
Other revenue	99.4	434.5	371.3

	7,975.4	7,483.7	6,803.7

Revenue in 2008 increased to $7,975.4 from $7,483.7 in 2007, principally as a result of increased net gains on investments, partially offset by decreases in other revenue, interest and dividends and net premiums earned. The decline in insurance and reinsurance premiums earned reflected the impact of reduced underwriting activity in increasingly competitive markets and the effect of the appreciation of the U.S. dollar on the translation of net premiums earned by the non-U.S. operations of the company, partially offset by a year-over-year increase in net premiums earned as a result of the consolidation of Advent. Increased net gains on investments included increased net gains related to equity and equity index total return swaps and credit default swaps, partially offset by increased other than temporary impairments recorded principally on equity securities. Decreased interest and dividends primarily reflected lower interest income resulting from the year-over-year decline in short term interest rates. Other revenue in 2008 comprised the revenue resulting from the consolidation of Ridley, whereas other revenue in 2007 comprised revenue of Cunningham Lindsey. Following the sale at the end of 2007 of a majority of the company’s interest in the operating companies of Cunningham Lindsey, and its resulting deconsolidation at the 2007 year-end, 2008 revenue did not include any revenue from those operating companies.

The decline in net premiums written in 2008 reflected the company’s disciplined response to increasingly competitive conditions and pricing trends in insurance and reinsurance markets where the company’s insurance and reinsurance companies compete. Net premiums written by Northbridge measured in U.S. dollars increased 10.3% (8.4% measured in local currency) in 2008 compared to 2007, principally as a result of changes to the 2008 reinsurance program that resulted in increased premium retention and reduced cessions to reinsurers by the Northbridge operating companies, partially offset by the impact of the year-over-year appreciation of the U.S. dollar relative to the Canadian dollar. Net premiums written by Crum & Forster in 2008 declined 20.2% in total, with declines across all major lines of business with the exception of accident and health, reflecting Crum & Forster’s disciplined response to deteriorating market conditions in the U.S. commercial lines business. Net premiums written by OdysseyRe in 2008 declined 2.8%, with declines in the Americas, EuroAsia and U.S. Insurance divisions partially offset by an increase in the London Market division. Appreciation of the U.S. dollar during 2008 relative to other currencies also contributed to the decline in OdysseyRe’s net premiums written compared to 2007. Reflecting the above mentioned factors, net premiums written by the company’s insurance and reinsurance operations in 2008 declined 4.2% to $4,321.1 from $4,508.8 in 2007.

Revenue in 2007 increased to $7,483.7 from $6,803.7 in 2006, principally as a result of increased investment income. Total investment income, including interest and dividends and net gains on investments, increased to $2,400.4 in 2007 from $1,581.8 in 2006, an increase of 51.8% (excluding the $69.7 gain on the OdysseyRe secondary offering in 2006, the increase was 58.7%), largely due to significantly increased net investment gains related to credit default

FAIRFAX FINANCIAL HOLDINGS LIMITED

swaps. The operating companies’ disciplined response to softening market conditions during 2007 contributed to a decline in gross premiums written by Northbridge, expressed in local currency, Crum & Forster and OdysseyRe by 9.4%, 7.9% and 3.3% respectively from 2006. Softening market conditions during 2007 also contributed to a decline in net premiums written by Northbridge, expressed in local currency, Crum & Forster and OdysseyRe by 6.3%, 8.0% and 4.5% respectively from 2006. Consolidated net premiums written in 2007 decreased by 6.1% to $4,498.4 from $4,789.7 in 2006. Net premiums earned from the insurance and reinsurance operations decreased by 2.4% to $4,652.1 in 2007 from $4,765.3 in 2006.

As presented in note 19 to the consolidated financial statements, on a geographic basis, United States, Canadian, and International operations accounted for 51.1%, 27.1% and 21.8%, respectively, of net premiums earned in 2008 compared with 53.8%, 26.3% and 19.9%, respectively, in 2007 and 55.1%, 25.2% and 19.7%, respectively, in 2006.

Net premiums earned in 2008 compared with 2007 declined in the United States (7.4%), increased in International (6.5%) and were relatively unchanged (increased 0.5%) in Canada, measured in U.S. dollars. Net premiums earned in Canada in 2008 primarily reflected a $50.0 increase at Northbridge, almost completely offset by a $42.5 decline in net premiums earned primarily by Group Re as a result of reduced cessions by Northbridge to Group Re in 2008 resulting from changes to Northbridge’s reinsurance programme. Net premiums earned in the U.S. in 2008 primarily included a $182.4 decrease at Crum & Forster and a $73.8 decrease at OdysseyRe’s Americas and U.S. Insurance divisions, partially offset by increases at Runoff and Northbridge and as a result of the consolidation of Advent. International net premiums earned in 2008 principally reflected increases at OdysseyRe ($31.2, representing an increase in the London Market division, partially offset by a decrease in the EuroAsia division), Fairfax Asia ($15.9) and Reinsurance – Other ($14.8, principally related to the consolidation of Advent).

Net premiums earned in 2007 compared with 2006 declined modestly in the United States (6.3%) and International (3.3%) and were relatively unchanged (decreased 0.2%) in Canada, measured in U.S. dollars. The decline in net reinsurance premiums earned primarily reflected decreased premiums generated by OdysseyRe’s reinsurance operations in Europe and Asia and declines across all geographic areas for Group Re due to increasingly competitive conditions in global reinsurance markets. The decline in net premiums earned by Runoff and the increase in U.S. insurance reflected the successful transition of the Fairmont business to Crum & Forster from the Fairmont legal entities that had been transferred to U.S. runoff in 2006. The modest decline in Canadian net premiums earned from $1,223.7 in 2006 to $1,221.3 in 2007 was attributable primarily to Group Re, and was partially offset by the strengthening of the Canadian dollar against the U.S. dollar.

Claims fees for 2007 increased by 17.0% over 2006, denominated in U.S. dollars. Claims fees denominated in their respective local currencies increased in 2007 compared to 2006 in the U.K., Canada and International divisions and declined modestly in the U.S. and European divisions.

Net Earnings

The company’s sources of net earnings and combined ratios by business segment were as set out below for the most recent three years. On January 1, 2008, nSpire Re’s Group Re business was reclassified from the Reinsurance – Other business segment to the Runoff business segment. On September 11, 2008, the company commenced consolidation of Advent following an increase in the company’s investment in Advent, as described in note 17 to the consolidated financial statements. The results for Advent are included in the Reinsurance – Other business segment. On November 4, 2008, the company commenced consolidation of Ridley following the acquisition of a 67.9% interest in Ridley, as described in note 17 to the consolidated financial statements. The results for Ridley are included in the Other business segment.

The following table presents the combined ratios and underwriting and operating results for each of the company’s insurance and reinsurance operations and, as applicable, for its runoff operations, as well as the earnings contributions from Ridley in 2008 and, up to December 31, 2007 from its claims adjusting, appraisal and loss management services business (Cunningham Lindsey). In that table, interest and dividends and net gains on investments on the consolidated statements of earnings are broken out so that those items are shown separately as they relate to the insurance and reinsurance operating results, and are included in Runoff and Corporate overhead and other as they relate to these segments.

	2008	2007	2006
	(1)(2)(3)

Combined ratios
Insurance – Canada (Northbridge)	107.3%	92.3%	98.0%
– U.S. (Crum & Forster)	117.6%	93.5%	92.3%
– Asia (Fairfax Asia)	92.1%	70.4%	78.4%
Reinsurance – OdysseyRe	103.5%	95.5%	96.5%
– Other	150.0%	95.6%	95.7%

Consolidated	110.1%	94.0%	95.5%

Sources of net earnings
Underwriting
Insurance – Canada (Northbridge)	(78.7)	78.0	20.5
– U.S. (Crum & Forster)	(177.2)	77.0	86.2
– Asia (Fairfax Asia)	6.7	20.3	14.5
Reinsurance – OdysseyRe	(73.5)	94.7	77.0
– Other	(135.0)	11.3	14.4

Underwriting income (loss)	(457.7)	281.3	212.6
Interest and dividends – insurance and reinsurance	476.1	604.4	586.1

Operating income	18.4	885.7	798.7
Net gains on investments – insurance and reinsurance	1,558.6	984.0	666.6
Runoff	392.6	187.6	(382.2)
Other(4)	1.4	25.4	17.6
Interest expense	(158.6)	(209.5)	(210.4)
Corporate overhead and other	631.9	287.2	(11.7)

Pre-tax income	2,444.3	2,160.4	878.6
Income taxes	(755.6)	(711.1)	(485.6)
Non-controlling interests	(214.9)	(353.5)	(165.5)

Net earnings	1,473.8	1,095.8	227.5

(1)	Excluding the effect of foreign currency movements, the 2008 combined ratios of Northbridge, OdysseyRe, Reinsurance – Other (foreign currency movements principally affected Advent) and Fairfax consolidated were 102.4%, 101.3%, 116.6% and 106.0% respectively.

(2)	Excluding the impact of Crum & Forster’s lawsuit settlement in the first quarter and Crum & Forster’s reinsurance commutation loss in the second quarter, the combined ratios in 2008 were 106.7% and 107.7% for Crum & Forster and Fairfax consolidated respectively.

(3)	Prior to giving effect to the above-mentioned foreign currency movements, the two above-mentioned items affecting Crum & Forster and catastrophe losses related to Hurricanes Ike and Gustav, the Fairfax consolidated combined ratio in 2008 was 96.2%.

(4)	Other comprises the pre-tax income before interest and other of the Ridley animal nutrition business for the year ended December 31, 2008 and the Cunningham Lindsey claims adjusting business for the years ended December 31, 2007 and 2006.

The company’s insurance and reinsurance operations had an underwriting loss of $457.7 and a combined ratio of 110.1% in 2008, compared to an underwriting profit of $281.3 and a combined ratio of 94.0% in 2007. Underwriting results in 2008 generally reflected the year-over-year deterioration in commercial lines pricing and market conditions, and in addition included a 10.3 combined ratio point impact of catastrophe losses totaling $462.0 (net of reinstatement premiums), including the impact in the third and fourth quarters of Hurricanes Ike and Gustav (7.2 combined ratio points, $326.3 net of reinstatement premiums), the impact of the Crum & Forster reinsurance commutation in the second quarter ($84.2 pre-tax, representing 1.9 combined ratio points of adverse prior years’

FAIRFAX FINANCIAL HOLDINGS LIMITED

reserve development) and the settlement of an asbestos-related lawsuit during the first quarter by Crum & Forster ($25.5 pre-tax, representing 0.6 combined ratio points of adverse prior years’ reserve development). Underwriting results in 2008 also included the effect of foreign currency movements (affecting both current year and prior years’ reserves) which added a total of 4.2 combined ratio points ($189.2) to the combined ratio of the company’s insurance and reinsurance operations (compared to a benefit of 0.9 combined ratio points ($41.3) in 2007). The company generally mitigates the impact of foreign currency movements on its foreign currency-denominated claims liabilities by holding foreign currency-denominated investments. As a result, the impact of foreign currency translation gains and losses included in incurred losses generally is partially or wholly mitigated by foreign currency translation gains and losses on investment assets that are included in financial results as investment income in net earnings or in other comprehensive income. Excluding the effect of foreign currency movements, the impact of the Hurricanes Ike and Gustav losses and Crum & Forster’s second quarter reinsurance commutation and first quarter lawsuit settlement, the combined ratio of the company’s insurance and reinsurance operations was 96.2% in 2008 (94.8% in 2007, excluding the effect of foreign currency movements). Underwriting results in 2008 included 3.6 combined ratio points ($162.5) of net adverse prior years’ reserve development, comprised of the adverse impact on prior years’ reserves of U.S. dollar strengthening relative to other currencies (3.9 combined ratio points, $176.7), partially offset by net favourable development (excluding the effects of currency translation) of prior years’ reserves of 0.3 combined ratio points ($14.2). The $14.2 benefit included net favourable development at Northbridge, Crum & Forster (excluding the commutation loss and the lawsuit settlement), OdysseyRe and Advent, partially offset by modest net adverse development at Fairfax Asia and Group Re. Catastrophe losses of 10.3 combined ratio points ($462.0), primarily reflecting the third and fourth quarter Hurricanes Ike and Gustav losses, also included the impact on OdysseyRe of winter storm and earthquake activity in China and the effects of storm events and weather severity on Crum & Forster and Northbridge, compared to 2.6 combined ratio points ($120.8) in 2007, principally related to the impact on OdysseyRe of the European windstorm Kyrill, Cyclone Gonu, Mexico floods, Jakarta floods, the Peru earthquake and U.K. floods and the effects of storm events on Crum & Forster.

Net earnings in 2008 were $1,473.8 ($80.38 per share, $79.53 per diluted share) compared to $1,095.8 ($61.20 per share, $58.38 per diluted share) in 2007. Improved net earnings in 2008 primarily reflected a $1,081.1 increase in net gains on investments to $2,720.5 (including net gains of $2,079.6 related to equity and equity index total return swaps and short positions, net gains of $1,290.5 related to credit default swaps, net gains on bonds of $273.7, net gains on common stocks of $20.6 and net gains of $60.2 related to foreign currency, partially offset by $996.4 recorded as other than temporary impairments on common stock and bond investments) compared to net gains on investments of $1,639.4 in 2007 (including net gains of $1,145.0 related to credit default swaps, a gain of $220.5 on the disposition of the company’s investment in Hub International Limited (“Hub”), net gains of $143.0 related to equity and equity index total return swaps and short positions, net gains on common stocks of $140.5, net gains of $51.2 related to foreign currency and net gains on bonds of $55.7, partially offset by $102.6 recorded as other than temporary impairments on common stock and bond investments), partially offset by a decline in underwriting results, from a $281.3 profit in 2007 to a $457.7 loss in 2008, and a $134.6 decrease in interest and dividends, principally arising from a year-over-year decline in short term interest rates.

Operating expenses in 2008, 2007 and 2006 in the consolidated statements of earnings included only the operating expenses of the company’s insurance, reinsurance and runoff operations and corporate overhead. Operating expenses also reflected the consolidation of Advent commencing on September 11, 2008. The $4.5 decrease in operating costs in 2008 (after excluding 2008 Advent operating expenses) primarily reflected decreased Fairfax and subsidiary holding companies corporate overhead costs and decreased operating expenses at Northbridge, partially offset by increased severance and related costs at Runoff.

The company’s insurance and reinsurance operations generated underwriting profit of $281.3 and a combined ratio of 94.0% in 2007, compared to $212.6 and 95.5% respectively in 2006. Improved underwriting results in 2007 included the benefit of 2.3 points ($109.0) of net favourable development of prior years’ reserves compared to 4.4 points ($209.3) of net unfavourable development included in the 2006 results (related principally to net adverse reserve development at OdysseyRe (2001 and prior year’s casualty losses), partially offset by net favourable reserve development at Crum & Forster). Catastrophe losses, principally incurred by OdysseyRe, negatively impacted underwriting results in 2007 by 2.6 points ($120.8) compared to 1.4 points ($66.7) in 2006.

Increased 2008 pre-tax income for Runoff of $392.6 resulted from increased net gains on investments of $472.8 and a reduced net operating loss of $80.2. The 2007 pre-tax income of $187.6 for Runoff included net gains on investments of $291.8, including net gains related to credit default swaps of $241.2, and a net operating loss of $104.2 (compared to a net operating loss of $102.3 in 2006, excluding the items described below). The 2006 pre-tax loss of $382.2 for Runoff included a $412.6 non-cash pre-tax and after-tax loss on the commutation of the Swiss Re corporate adverse development cover and a $111.6 pre-tax gain on OdysseyRe common shares sold by runoff companies to facilitate the company’s OdysseyRe secondary offering (a portion of which gain was eliminated on consolidation resulting in a $69.7 gain on a consolidated basis).

Net earnings in 2007 were $1,095.8 ($61.20 per share, $58.38 per diluted share) compared to net earnings of $227.5 ($12.17 per share, $11.92 per diluted share) in 2006. Increased earnings in 2007 reflected a significant increase in net gains on investments (described below), improved operating income of the insurance and reinsurance operations (operating income of $885.7 compared to $798.7 in 2006, reflecting a 32.3% increase in underwriting profit and a 3.1% increase in interest and dividend income) and an improved runoff result (pre-tax income of $187.6 compared to a pre-tax loss of $382.2 in 2006 primarily due to the $412.6 pre-tax loss on the 2006 commutation of the Swiss Re corporate adverse development cover). Net gains on investments in 2007 increased to $1,639.4 (including net gains of $1,145.0 related to credit default swaps and a $220.5 gain on the sale of the company’s investment in Hub International Limited) from $765.6 in 2006 (which included significant gains derived in large part from the sale of Asian equities and a $137.3 gain on the sale of the company’s remaining investment in Zenith National Insurance Corp., partially offset by net losses of $251.0 related to derivative positions including credit default swaps).

Net Earnings by Business Segment

The company’s sources of net earnings shown by business segment were as set out below for the most recent three years. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe, nSpire Re and Group Re. The intercompany adjustment for net gains on investments eliminates gains or losses on purchase and sale transactions within the consolidated group.

Year ended December 31, 2008

		Crum &	Fairfax		Other	Ongoing				Corporate &
	Northbridge	Forster	Asia	OdysseyRe	Reinsurance	Operations	Runoff	Other(1)	Intercompany	Other	Consolidated

Gross premiums written	1,452.1	1,019.6	227.0	2,294.5	245.8	5,239.0	12.6	–	(190.2)	–	5,061.4

Net premiums written	1,099.5	878.2	86.5	2,030.8	226.1	4,321.1	11.1	–	–	–	4,332.2

Net premiums earned	1,076.1	1,005.0	84.6	2,076.4	269.6	4,511.7	17.4	–	–	–	4,529.1

Underwriting profit (loss)	(78.7)	(177.2)	6.7	(73.5)	(135.0)	(457.7)	–	–	–	–	(457.7)
Interest and dividends	107.9	86.2	1.6	250.3	30.1	476.1	–	–	–	–	476.1

Operating income (loss) before:	29.2	(91.0)	8.3	176.8	(104.9)	18.4	–	–	–	–	18.4
Net gains (losses) on investments	66.5	605.7	3.2	785.9	118.1	1,579.4	472.8	–	(20.8)	–	2,031.4
Runoff operating loss	–	–	–	–	–	–	(80.2)	–	–	–	(80.2)
Other(1)	–	–	–	–	–	–	–	1.4	–	–	1.4
Interest expense	–	(28.3)	–	(34.2)	(2.6)	(65.1)	–	(0.4)	–	(93.1)	(158.6)
Corporate overhead and other	(14.5)	(8.8)	(5.5)	(13.9)	(1.9)	(44.6)	–	–	–	676.5	631.9

Pre-tax income (loss)	81.2	477.6	6.0	914.6	8.7	1,488.1	392.6	1.0	(20.8)	583.4	2,444.3
Income taxes											(755.6)
Non-controlling interests											(214.9)

Net earnings											1,473.8

(1)	Other comprises the pre-tax income of the Ridley animal nutrition business for the year ended December 31, 2008 and the Cunningham Lindsey claims adjusting business for the years ended December 31, 2007 and 2006.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2007

		Crum &	Fairfax		Other	Ongoing				Corporate &
	Northbridge	Forster	Asia	OdysseyRe	Reinsurance	Operations	Runoff	Other(1)	Intercompany	Other	Consolidated

Gross premiums written	1,531.3	1,245.0	171.2	2,282.7	250.2	5,480.4	8.0	–	(273.9)	–	5,214.5

Net premiums written	996.8	1,100.9	70.5	2,089.4	251.2	4,508.8	(10.4)	–	–	–	4,498.4

Net premiums earned	1,017.1	1,187.4	68.7	2,120.5	258.4	4,652.1	(3.3)	–	–	–	4,648.8

Underwriting profit	78.0	77.0	20.3	94.7	11.3	281.3	–	–	–	–	281.3
Interest and dividends	119.2	133.4	17.4	309.3	25.1	604.4	–	–	–	–	604.4

Operating income before:	197.2	210.4	37.7	404.0	36.4	885.7	–	–	–	–	885.7
Net gains (losses) on investments	188.2	250.3	(0.3)	554.6	8.5	1,001.3	291.8	–	(17.3)	–	1,275.8
Runoff operating loss	–	–	–	–	–	–	(104.2)	–	–	–	(104.2)
Other(1)	–	–	–	–	–	–	–	25.4	–	–	25.4
Interest expense	–	(51.0)	–	(37.7)	–	(88.7)	–	(15.7)	–	(105.1)	(209.5)
Corporate overhead and other	(12.4)	(9.6)	(3.2)	(13.8)	–	(39.0)	–	–	–	326.2	287.2

Pre-tax income (loss)	373.0	400.1	34.2	907.1	44.9	1,759.3	187.6	9.7	(17.3)	221.1	2,160.4
Income taxes											(711.1)
Non-controlling interests											(353.5)

Net earnings											1,095.8

(1)	Other comprises the pre-tax income of the Ridley animal nutrition business for the year ended December 31, 2008 and the Cunningham Lindsey claims adjusting business for the years ended December 31, 2007 and 2006.

Year ended December 31, 2006

		Crum &	Fairfax		Other	Ongoing				Corporate &
	Northbridge	Forster	Asia	OdysseyRe	Reinsurance	Operations	Runoff	Other(1)	Intercompany	Other	Consolidated

Gross premiums written	1,609.9	1,351.6	134.8	2,361.7	325.9	5,783.9	160.9	–	(458.2)	–	5,486.6

Net premiums written	1,012.3	1,196.5	60.5	2,186.9	314.5	4,770.7	19.0	–	–	–	4,789.7

Net premiums earned	1,025.8	1,114.0	67.3	2,225.8	332.4	4,765.3	85.3	–	–	–	4,850.6

Underwriting profit	20.5	86.2	14.5	77.0	14.4	212.6	–	–	–	–	212.6
Interest and dividends	100.8	156.5	3.3	298.4	27.1	586.1	–	–	–	–	586.1

Operating income before:	121.3	242.7	17.8	375.4	41.5	798.7	–	–	–	–	798.7
Net gains (losses) on investments	115.1	271.4	14.2	358.9	18.9	778.5	132.7	–	(111.9)	–	799.3
Runoff operating loss	–	–	–	–	–	–	(514.9)	–	–	–	(514.9)
Other(1)	–	–	–	–	–	–	–	17.6	–	–	17.6
Interest expense	–	(33.0)	–	(37.5)	–	(70.5)	–	(14.7)	–	(125.2)	(210.4)
Corporate overhead and other	(9.8)	(8.1)	(3.3)	(18.8)	–	(40.0)	–	–	–	28.3	(11.7)

Pre-tax income (loss)	226.6	473.0	28.7	678.0	60.4	1,466.7	(382.2)	2.9	(111.9)	(96.9)	878.6
Income taxes											(485.6)
Non-controlling interests											(165.5)

Net earnings											227.5

(1)	Other comprises the pre-tax income of the Ridley animal nutrition business for the year ended December 31, 2008 and the Cunningham Lindsey claims adjusting business for the years ended December 31, 2007 and 2006.

Segmented Balance Sheets

The company’s segmented balance sheets as at December 31, 2008 and 2007 present the assets and liabilities of, and the capital invested by the company in, each of the company’s major segments. The segmented balance sheets have been prepared on the following basis:

(a)	The balance sheet for each segment is on a legal entity basis for the subsidiaries within the segment (except for nSpire Re in Runoff, which excludes intercompany balances related to U.S. acquisition financing), prepared in accordance with Canadian GAAP and Fairfax’s accounting policies and basis of accounting. Accordingly, these segmented balance sheets differ from those published by Crum & Forster and OdysseyRe due to differences between Canadian and US GAAP.

(b)	Investments in Fairfax affiliates, which are carried at cost, are disclosed in the financial information accompanying the discussion of the company’s business segments. Affiliated insurance and reinsurance balances, including premiums receivable, reinsurance recoverable, deferred premium acquisition costs, funds withheld payable to reinsurers, provision for claims and unearned premiums are not shown separately but are eliminated in Corporate and Other.

(c)	Corporate and Other includes the Fairfax entity and its subsidiary intermediate holding companies as well as the consolidating and eliminating entries required under Canadian GAAP to prepare consolidated financial statements. The most significant of those entries are derived from the elimination of intercompany reinsurance (primarily consisting of reinsurance provided by Group Re, reinsurance between OdysseyRe and the primary insurers, and reinsurance related to pre-acquisition reinsurance arrangements), which affects recoverable from reinsurers, provision for claims and unearned premiums. The $1,060.6 Corporate and Other long term debt as at December 31, 2008 consists primarily of Fairfax debt of $869.6 (2007-$1,063.2), and other long term obligations consisting of TIG trust preferred securities of $17.9 (2007 - $17.9) and purchase consideration payable of $169.8 (2007 - $174.7) related to the TRG acquisition (see note 9 to the consolidated financial statements).

Segmented Balance Sheet as at December 31, 2008

	Insurance			Reinsurance
		Crum &	Fairfax			Operating			Corporate
	Northbridge	Forster	Asia	OdysseyRe	Other	Companies	Runoff	Other(1)	& Other	Consolidated

Assets
Holding company cash, short term investments and marketable securities	–	8.4	–	–	–	8.4	–	–	1,555.8	1,564.2
Accounts receivable and other	373.8	221.8	56.5	701.3	122.0	1,475.4	142.7	45.2	25.4	1,688.7
Recoverable from reinsurers	1,053.3	1,006.7	156.4	868.0	93.4	3,177.8	1,927.8	–	(871.4)	4,234.2
Portfolio investments	2,748.5	3,741.0	421.1	7,743.8	1,191.3	15,845.7	2,478.1	6.2	85.0	18,415.0
Deferred premium acquisition costs	113.6	52.7	–	139.1	17.7	323.1	0.1	–	(1.3)	321.9
Future income taxes	32.4	197.8	–	304.4	30.3	564.9	637.7	7.8	(511.0)	699.4
Premises and equipment	10.7	6.2	1.2	10.7	0.7	29.5	2.2	85.6	15.8	133.1
Goodwill and intangible assets	15.4	22.9	5.5	32.0	9.8	85.6	0.1	57.0	(19.5)	123.2
Due from affiliates	–	0.7	1.1	–	0.9	2.7	–	–	(2.7)	–
Other assets	4.2	11.4	–	20.9	2.3	38.8	20.5	60.8	5.6	125.7
Investments in Fairfax affiliates	28.2	94.3	–	124.7	75.9	323.1	274.4	–	(597.5)	–

Total assets	4,380.1	5,363.9	641.8	9,944.9	1,544.3	21,875.0	5,483.6	262.6	(315.8)	27,305.4

Liabilities
Subsidiary indebtedness	–	–	–	–	–	–	–	21.1	–	21.1
Accounts payable and accrued liabilities	141.7	254.8	89.1	398.3	11.8	895.7	243.3	59.4	128.1	1,326.5
Income taxes payable	–	165.6	6.0	238.1	–	409.7	2.5	–	244.1	656.3
Short sale and derivative obligations	–	–	–	8.6	–	8.6	11.6	–	9.2	29.4
Due to affiliates	0.1	–	–	0.6	–	0.7	5.3	–	(6.0)	–
Funds withheld payable to reinsurers	30.7	231.6	21.6	58.0	28.8	370.7	20.7	–	(36.3)	355.1
Provision for claims	2,414.2	2,987.7	179.6	5,250.5	856.5	11,688.5	3,806.2	–	(766.3)	14,728.4
Unearned premiums	669.8	366.4	92.8	702.0	153.5	1,984.5	0.4	–	(94.3)	1,890.6
Future income taxes payable	2.8	–	–	–	–	2.8	–	28.6	(31.4)	–
Long term debt	–	305.2	–	486.5	93.4	885.1	–	0.7	1,060.6	1,946.4

Total liabilities	3,259.3	4,311.3	389.1	7,142.6	1,144.0	16,246.3	4,090.0	109.8	507.7	20,953.8

Non-controlling interests	–	–	2.7	–	–	2.7	–	–	1,380.1	1,382.8

Shareholders’ equity	1,120.8	1,052.6	250.0	2,802.3	400.3	5,626.0	1,393.6	152.8	(2,203.6)	4,968.8

Total liabilities and shareholders’ equity	4,380.1	5,363.9	641.8	9,944.9	1,544.3	21,875.0	5,483.6	262.6	(315.8)	27,305.4

Capital
Debt	–	305.2	–	486.5	93.4	885.1	–	0.7	1,060.6	1,946.4
Non-controlling interests	394.1	–	–	896.8	40.2	1,331.1	–	49.0	2.7	1,382.8
Investments in Fairfax affiliates	28.2	94.3	–	124.7	75.9	323.1	274.4	–	(597.5)	–
Shareholders’ equity	698.5	958.3	250.0	1,780.8	284.2	3,971.8	1,119.2	103.8	(226.0)	4,968.8

Total capital	1,120.8	1,357.8	250.0	3,288.8	493.7	6,511.1	1,393.6	153.5	239.8	8,298.0

% of total capital	13.5%	16.4%	3.0%	39.6%	6.0%	78.5%	16.8%	1.8%	2.9%	100.0%

(1)	Other comprises the balance sheet of the Ridley animal nutrition business as at December 31, 2008.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Segmented Balance Sheet as at December 31, 2007

	Insurance			Reinsurance
		Crum &	Fairfax			Operating			Corporate
	Northbridge	Forster	Asia	OdysseyRe	Other	Companies	Runoff	Other(1)	& Other	Consolidated

Assets
Holding company cash, short term investments and marketable securities	–	12.3	–	–	–	12.3	–	–	959.5	971.8
Accounts receivable and other	463.9	296.2	41.5	724.2	67.8	1,593.6	209.0	143.6	(39.3)	1,906.9
Recoverable from reinsurers	1,274.6	1,571.3	109.9	787.2	12.4	3,755.4	2,319.6	–	(1,036.5)	5,038.5
Portfolio investments	3,613.6	4,316.6	375.9	7,635.1	898.2	16,839.4	2,171.2	58.8	22.3	19,091.7
Deferred premium acquisition costs	143.2	72.3	0.5	150.8	4.3	371.1	–	–	–	371.1
Future income taxes	48.6	85.3	–	50.3	1.1	185.3	679.6	–	(520.6)	344.3
Premises and equipment	13.7	5.1	1.0	12.5	0.6	32.9	2.8	–	18.1	53.8
Goodwill and intangible assets	13.8	9.2	5.7	16.5	–	45.2	0.2	–	44.0	89.4
Due from affiliates	–	–	–	–	–	–	13.7	–	(13.7)	–
Other assets	–	11.8	–	20.5	–	32.3	20.0	–	22.0	74.3
Investments in Fairfax affiliates	–	91.9	–	88.5	157.2	337.6	185.4	–	(523.0)	–

Total assets	5,571.4	6,472.0	534.5	9,485.6	1,141.6	23,205.1	5,601.5	202.4	(1,067.2)	27,941.8

Liabilities
Accounts payable and accrued liabilities	246.2	201.7	70.2	329.7	3.8	851.6	244.9	0.3	135.8	1,232.6
Income taxes payable	20.1	13.7	5.8	45.9	–	85.5	1.4	–	(18.0)	68.9
Short sale and derivative obligations	271.2	719.8	–	63.4	–	1,054.4	–	–	8.4	1,062.8
Due to affiliates	0.2	0.4	–	3.6	12.9	17.1	5.6	–	(22.7)	–
Funds withheld payable to reinsurers	52.3	256.5	1.3	88.0	3.6	401.7	22.0	–	(61.1)	362.6
Provision for claims	2,670.0	3,178.4	145.6	5,119.1	588.1	11,701.2	4,263.1	–	(916.2)	15,048.1
Unearned premiums	865.5	486.2	73.1	724.3	118.4	2,267.5	5.4	–	(119.9)	2,153.0
Future income taxes payable	6.7	–	0.7	–	–	7.4	–	–	(7.4)	–
Long term debt	–	307.2	–	489.2	–	796.4	–	126.7	1,247.7	2,170.8

Total liabilities	4,132.2	5,163.9	296.7	6,863.2	726.8	17,182.8	4,542.4	127.0	246.6	22,098.8

Non-controlling interests	–	–	2.1	–	–	2.1	–	–	1,582.9	1,585.0

Shareholders’ equity	1,439.2	1,308.1	235.7	2,622.4	414.8	6,020.2	1,059.1	75.4	(2,896.7)	4,258.0

Total liabilities and shareholders’ equity	5,571.4	6,472.0	534.5	9,485.6	1,141.6	23,205.1	5,601.5	202.4	(1,067.2)	27,941.8

Capital
Debt	–	307.2	–	489.2	–	796.4	–	126.7	1,247.7	2,170.8
Non-controlling interests	563.1	–	–	1,019.8	–	1,582.9	–	–	2.1	1,585.0
Investments in Fairfax affiliates	–	91.9	–	88.5	157.2	337.6	185.4	–	(523.0)	–
Shareholders’ equity	876.1	1,216.2	235.7	1,514.1	257.6	4,099.7	873.7	75.4	(790.8)	4,258.0

Total capital	1,439.2	1,615.3	235.7	3,111.6	414.8	6,816.6	1,059.1	202.1	(64.0)	8,013.8

% of total capital	18.0%	20.2%	2.9%	38.8%	5.2%	85.1%	13.2%	2.5%	(0.8)%	100.0%

(1)	Other comprises the balance sheet of the Cunningham Lindsey claims adjusting business as at December 31, 2007.

Holding company cash, short term investments and marketable securities increased to $1,564.2 at December 31, 2008 from $971.8 at the end of 2007, with the increase primarily resulting from the receipt of $608.7 in cash dividends from subsidiaries and $652.7 of investment income (including investment gains and losses recorded in net earnings or in other comprehensive income), partially offset by the repurchase of 1,066,601 subordinate voting shares at a net cost of $282.0, the payment of $99.0 of common and preferred share dividends, repayment at maturity of the outstanding $62.1 of the company’s 6.875% unsecured senior notes, and the repurchase of 2,000,000 Series A and B preferred shares at a cost of $48.0 (Cdn$50.0).

Accounts receivable and other declined to $1,688.7 at December 31, 2008 from $1,906.9 at the end of 2007, principally reflecting the collection of a note receivable due from the Cunningham Lindsey operating companies and the effect of the decline in operating activity, partially offset by increased income taxes receivable at Northbridge and the consolidation of Ridley’s trade receivables.

Reinsurance recoverables declined by $804.3 to $4,234.2 at December 31, 2008 from $5,038.5 at December 31, 2007, with the decrease related primarily to Crum & Forster’s reinsurance commutation in the second quarter (a reduction of $386.7), decreased reinsurance utilization by Northbridge in 2008 pursuant to its redesigned reinsurance program (part of a total Northbridge decline of $221.3), reduced underwriting activity as a result of the insurance and reinsurance operating companies’ disciplined response to the softening underwriting cycle and increasingly competitive market conditions (a net decline of $283.9 for the insurance and reinsurance operating companies, excluding the $386.7 decrease related to Crum & Forster’s reinsurance commutation and adjusted for the $93.0 increase due to the consolidation of Advent, but including the aforementioned Northbridge decrease), and continued progress by the runoff operations (a decrease of $391.8), partially offset by increased reinsurance utilization by OdysseyRe’s insurance operations and the consolidation of the $93.0 of reinsurance recoverable of Advent.

Future income taxes represent amounts expected to be recovered in future years. The future income taxes asset increased by $355.1 to $699.4 during 2008, the increase being primarily attributable to the increase in future taxes related to unrealized losses on investments and the consolidation of Advent, partially offset by the utilization of income tax losses at the Canadian holding companies and within the U.S. consolidated tax group. Income taxes payable increased by $587.4 to $656.3 during 2008, principally reflecting increased taxable income generated in 2008 compared to 2007.

At December 31, 2008 the future income taxes asset of $699.4 consisted of $196.7 relating to operating and capital losses, $667.7 of temporary differences which primarily represent income and expenses recorded in the consolidated financial statements but not yet included or deducted for income tax purposes, offset by a valuation allowance of $165.0. The tax-effected operating and capital losses (before valuation allowance) relate to losses in Canada of $43.6 (primarily the former Cunningham Lindsey companies and the Canadian holding company), losses in the U.S. of $15.9 (all related to Cunningham Lindsey) and losses of $137.2 in the U.K. and Ireland. Management expects that the recorded future income taxes asset will be realized in the normal course of operations.

As at December 31, 2008, management has recorded a valuation allowance against operating and capital losses and temporary differences of $165.0, of which $28.5 relates to losses in Canada, $120.6 relates to all of the losses carried forward and temporary differences in the U.K. and Ireland, and $15.9 relates to losses of Cunningham Lindsey in the U.S. The valuation allowance of $28.5 against operating and net capital losses in Canada relates primarily to the former Cunningham Lindsey companies. There are no valuation allowances related to the Canadian and U.S. insurance and reinsurance operating companies.

In determining the need for a valuation allowance, management primarily considers current and expected profitability of the companies. Management reviews the recoverability of the future income taxes asset and the valuation allowance on a quarterly basis. The temporary differences principally relate to insurance-related balances such as claims, deferred premium acquisition costs and unearned premiums and to investment-related balances such as realized and unrealized gains and losses. Such temporary differences are expected to continue for the foreseeable future in light of the company’s ongoing operations.

Portfolio investments comprise investments carried at fair value and investments carried at equity-accounted values (at December 31, 2008, these latter primarily included the company’s investment in ICICI Lombard and the company’s interest in the operating companies of Cunningham Lindsey), the aggregate carrying value of which was $18,415.0 at December 31, 2008 ($18,394.8 net of subsidiary short sale and derivative obligations), compared to an aggregate carrying value at December 31, 2007 of $19,091.7 ($18,037.3 net of subsidiary short sale and derivative obligations). During the fourth quarter of 2008 the company removed the hedges on its equity portfolio investments by closing out its equity and equity index total return swap contracts. The net $357.5 increase in the aggregate carrying value of portfolio investments (net of subsidiary short sale and derivative obligations) at December 31, 2008 compared to December 31, 2007 reflected the significant net investment gains recorded in 2008 (including subsidiary net gains on equity and equity index total return swaps of $1,291.9) and the consolidation of Advent and Ridley (the consolidation of Advent and Ridley added $535.7 and $6.2 respectively of portfolio investments at December 31, 2008), partially offset by subsidiary other than temporary impairment charges recorded on common stock and bond investments of $916.2, and the declines in the carrying value of available for sale investments in 2008 as a result of the declines in global equity and credit markets. Major changes to portfolio investments in 2008 included a net decrease of $5.4 billion in U.S. Treasury bonds, a net increase of $3.8 billion in U.S. state, municipal and other tax-exempt bonds (of $4.0 billion held at December 31, 2008, approximately $ 3.5 billion are fully insured by Berkshire Hathaway Assurance Corp. for the payment of interest and principal in the event of issuer default), a net increase in short term investments (principally U.S. Treasury securities) of $2.0 billion, a net increase of $1.2 billion in common stocks (principally U.S. equities) and a net change of $1.0 billion reflecting the covering of short sale obligations related to the company’s equity hedges. The unrecorded excess of fair value over the carrying value of investments carried at equity was $356.0 at December 31, 2008 ($77.7 at December 31, 2007), with the increase primarily related to the unrecognized appreciation in the value of the company’s investment in ICICI Lombard. Portfolio investments at December 31, 2008 included investments carried at equity-accounted values, which were primarily the company’s

FAIRFAX FINANCIAL HOLDINGS LIMITED

investments in 26.0%-owned ICICI Lombard of $73.1 (2007 – $62.6), and the company’s ownership of 45.7% (2007 – 44.6%) of the operating companies of Cunningham Lindsey with a carrying value of $83.9 (2007 – $58.8). The company’s equity accounted investments at December 31, 2007 also included then 44.5%-owned Advent with a carrying value of $100.6.

Goodwill and intangible assets increased to $123.2 at December 31, 2008 from $89.4 at December 31, 2007, principally as a result of the company’s acquisition of Ridley, OdysseyRe’s acquisition of CropUSA and an increase in other intangible assets.

Provision for claims decreased by $319.7 to $14,728.4 at December 31, 2008 from $15,048.1 at December 31, 2007, with the decrease related primarily to continued progress by the runoff operations (a decrease of $456.9) and to reduced underwriting activity as a result of the insurance and reinsurance operating companies’ disciplined response to the softening underwriting cycle and increasingly competitive market conditions (a net decline of $464.8 for the insurance and reinsurance operating companies, excluding the increase due to the consolidation of Advent), partially offset by the addition of $452.1 of claims provisions on the consolidation of Advent and increased catastrophe losses.

Components of Net Earnings

Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of Fairfax’s insurance and reinsurance operations on a company-by-company basis for the most recent three years.

Canadian Insurance – Northbridge

	2008	2007	2006

Underwriting profit (loss)	(78.7)	78.0	20.5

Combined ratio
Loss & LAE	80.1%	64.1%	71.8%
Commissions	10.7%	8.2%	8.1%
Underwriting expense	16.5%	20.0%	18.1%

	107.3%	92.3%	98.0%

Gross premiums written	1,452.1	1,531.3	1,609.9

Net premiums written	1,099.5	996.8	1,012.3

Net premiums earned	1,076.1	1,017.1	1,025.8

Underwriting profit (loss)	(78.7)	78.0	20.5
Interest and dividends	107.9	119.2	100.8

Operating income	29.2	197.2	121.3
Net gains on investments	66.5	188.2	115.1

Pre-tax income before interest and other	95.7	385.4	236.4

Net income after taxes	45.7	273.3	147.3

Northbridge had an underwriting loss of $78.7 and a combined ratio of 107.3% in 2008, compared to an underwriting profit of $78.0 and a combined ratio of 92.3% in 2007. Underwriting results in 2008 generally reflected the year-over-year deterioration in commercial lines pricing and market conditions, increased weather-related claims frequency and loss severity, and expected increased net commission expense resulting from reduced reinsurance ceding commission income following changes to Northbridge’s 2008 reinsurance programme, partially offset by lower general operating expenses. Current period catastrophe losses, primarily related to Hurricane Ike in the third quarter and the added impact in the twelve months of elevated levels of weather-related events, added 3.4 combined ratio points ($36.2) to 2008 underwriting results (catastrophe losses added 0.7 combined ratio points ($7.0) to 2007 underwriting results). Underwriting results in 2008 included the effect of foreign currency movements (affecting both current year and prior years’ reserves) which added a total of 4.9 points ($52.8) to the combined ratio (compared to a benefit of 4.1 combined ratio points ($41.3) in 2007). The company generally mitigates the impact of foreign currency movements on its foreign currency-denominated claims liabilities by holding foreign currency-denominated investments. As a result, the impact of foreign currency translation gains and losses included in incurred losses generally is partially or wholly mitigated by foreign currency translation gains and losses on investment assets that are included in financial results as investment income in net earnings or in other comprehensive income. Excluding the effect of foreign currency movements and the impact of Hurricane Ike losses (2.3 combined ratio points, $25.0), Northbridge’s combined ratio was 100.1% in 2008 (96.4% in 2007, excluding the effect of foreign currency movements). Underwriting results in 2008 also included 2.1 combined ratio points ($22.5) of net favourable development of prior years’ reserves, principally attributable to better than expected development across most lines of business in the most recent accident years (5.9 combined ratio points, $63.3), partially offset by the adverse impact of 3.8 combined ratio points ($40.7) from movement in the U.S. dollar-Canadian dollar exchange rate.

Northbridge’s underwriting results in 2007 improved relative to 2006, with increased underwriting profit of $78.0 and a combined ratio of 92.3% compared to $20.5 and 98.0% respectively in 2006. Underwriting results in 2007 included the benefit of 6.9 combined ratio points ($70.3) of net favourable development of prior years’ reserves, primarily attributable to the favourable impact of movement in the U.S. dollar-Canadian dollar exchange rate (4.0 combined ratio points, $39.6) and better than expected claims development on recent accident years (3.0 combined ratio points, $30.6), and the impact of large losses (1.1 combined ratio points, $11.7) incurred in 2007 within the exited portion of Commonwealth’s Energy & International business. Underwriting results in 2006 included the negative impact of 4.6 combined ratio points ($47.7) of net adverse reserve development, including 8.9 combined ratio points of adverse reserve development related to 2005 hurricane losses and 4.3 combined ratio points of otherwise net favourable reserve development. During 2006, Commonwealth Insurance substantially withdrew from the majority of the business formerly underwritten by its Energy & International division, which business had been a significant source of incurred catastrophe losses. Underwriting performance achieved by the Northbridge subsidiaries other than Commonwealth in 2006 was favourable, with combined ratios for Federated Insurance, Lombard Insurance and Markel Insurance of 84.0%, 90.1% and 91.2% respectively (compared to 90.7%, 88.5% and 88.2%, respectively in 2005). Commonwealth produced combined ratios of 153.7% in 2006 and 123.3% in 2005. Current period catastrophe losses had a modest impact on 2007 underwriting results ($7.0, 0.7 combined points), and there was similarly no significant impact in 2006 ($7.4, 0.7 combined ratio points).

Northbridge’s disciplined response to the softening underwriting cycle and increasing competition for new and renewal business contributed to a 6.8% decline in gross premiums written in 2008 in Canadian dollar terms compared to 2007. Net premiums written increased by 8.4% in 2008 compared to 2007 in Canadian dollar terms, reflecting changes to Northbridge’s 2008 reinsurance programme that resulted in increased premium retention through reduced cessions to reinsurers by the Northbridge operating companies. Underwriting activity in 2007 similarly reflected the company’s disciplined response to the softening underwriting cycle and increased competition for new business and renewal business, particularly at Markel and Commonwealth, where the year-over-year decline in Commonwealth’s premium volume also reflected its withdrawal from certain classes of business formerly written by its Energy and International division. Gross premiums written in 2007 declined in Canadian dollar terms compared to 2006 by 9.4%, and net premiums written declined by 6.3%.

Net gains on investments of $66.5 in 2008 primarily included net gains related to short equity and equity index positions of $232.2, net gains related to credit default swaps of $134.9, net gains related to foreign currency of $32.0, principally attributable to U.S. dollar cash and short term investments, and net gains on common stocks of $18.9, partially offset by $273.6 of other than temporary impairments recorded on common stock and bond investments and net losses on bonds of $83.5. Net investment gains of $188.2 in 2007 included $125.5 of net gains related to credit default swaps, an $87.7 pre-tax gain on the sale of the company’s investment in Hub and net gains of $30.1 on common stocks, partially offset by other than temporary impairments recorded on common stock and bond investments of $21.1, net foreign currency losses principally attributable to U.S. dollar cash and short term investments of $19.4, net losses on short equity and equity index positions of $9.9 and net losses on bonds of $9.7. The $121.7 decline in net gains on investments, an $11.3 decrease in interest and dividends and the deterioration in underwriting results contributed to a $227.6 decrease in net income in 2008 compared to 2007. Net investment gains of $115.1 in 2006 included net gains of $97.9 on common stocks, net gains of $55.1 on bonds, and net losses of $36.4 related to derivative securities, including credit default swaps. Increased operating income in 2007, derived from the $57.5 increase in underwriting profit and the 18.3% increase in interest and dividend income, and

FAIRFAX FINANCIAL HOLDINGS LIMITED

significantly increased net investment gains contributed to a $126.0 increase in net income in 2007 compared to 2006.

Cash provided by operating activities in 2008 was $144.0 compared to $187.6 in 2007, with the decrease primarily attributable to reduced underwriting cash flows and decreased investment income. Cash used in investing activities declined to $192.0 in 2008 from $382.7 in 2007, largely as a result of the greater net purchases of investment securities in 2007 (primarily government bonds). Cash used in investing activities during 2008 included $253.9 used in the second quarter to close certain equity index short positions, as the company changed its approach to equity hedging by substituting equity index total return swaps for short sales. Cash used in financing activities in 2008 increased to $94.5 from $68.5 in 2007, primarily reflecting greater repurchases by Northbridge of its common shares in 2008. Cash flow provided by operating activities in 2007 was $187.6 compared to $189.4 in 2006, with the decrease primarily attributable to increased claims payments and reduced premium volumes written, partially offset by increased receipts of amounts receivable and recoverable from reinsurers, reduced income tax payments and the timing of proceeds on investment securities sold.

Northbridge’s fiscal year 2008 financial results produced a book value per share at December 31, 2008 of Cdn$29.21, compared to Cdn$28.59 at December 31, 2007, and Northbridge’s 2008 results produced a return on average equity, while remaining debt free, of 3.3% (2007 – 22.2%) (expressed in Canadian dollars). Northbridge’s average annual return on average equity over the past 23 years since inception in 1985 is 16.1% (2007 – 16.7%) (expressed in Canadian dollars).

In early 2009, pursuant to a transaction described in note 17 to the consolidated financial statements, the company completed the acquisition of all of the outstanding common shares of Northbridge not already owned by Fairfax and its affiliates, and Northbridge became a wholly-owned subsidiary of the company.

Set out below are the balance sheets (in U.S. dollars) for Northbridge as at December 31, 2008 and 2007.

	2008	2007

Assets
Accounts receivable and other	373.8	463.9
Recoverable from reinsurers	1,053.3	1,274.6
Portfolio investments	2,748.5	3,613.6
Deferred premium acquisition costs	113.6	143.2
Future income taxes	32.4	48.6
Premises and equipment	10.7	13.7
Goodwill and intangible assets	15.4	13.8
Other assets	4.2	–
Investment in Fairfax affiliates	28.2	–

Total assets	4,380.1	5,571.4

Liabilities
Accounts payable and accrued liabilities	141.7	246.2
Income taxes payable	–	20.1
Short sale and derivative obligations	–	271.2
Due to affiliates	0.1	0.2
Funds withheld payable to reinsurers	30.7	52.3
Provision for claims	2,414.2	2,670.0
Unearned premiums	669.8	865.5
Future income taxes payable	2.8	6.7

Total liabilities	3,259.3	4,132.2
Shareholders’ equity	1,120.8	1,439.2

Total liabilities and shareholders’ equity	4,380.1	5,571.4

Northbridge’s balance sheet in U.S. dollars as at December 31, 2008 compared to December 31, 2007 reflected the currency translation effect of the significant appreciation of the U.S. dollar relative to the Canadian dollar in 2008 (2008 year-end exchange rate of 0.8100 compared to 1.0132 at the end of 2007). Notable declines in year-end 2008 balances compared to 2007 year-end for reinsurance recoverable, portfolio investments, provision for claims and shareholders’ equity were primarily attributable to this currency translation effect. Reinsurance recoverable in Canadian dollars increased in 2008 compared to 2007, primarily reflecting increased incurred losses ceded to reinsurers in 2008 (including losses related to Hurricane Ike) and the currency translation effect of U.S. dollar appreciation on the U.S. dollar-denominated ceded claims reserves of Commonwealth and Markel, partially offset by reduced cessions to reinsurers as a result of changes to Northbridge’s 2008 reinsurance programme. Portfolio investments in Canadian dollars declined in 2008 compared to 2007, with the decline primarily attributable to cash of $253.9 used in the second quarter to close certain equity index short positions, decreased cash flows provided by operating activities and increased cash used in financing activities (principally Northbridge’s increased common share repurchases in 2008). The decrease in short sale and derivative obligations, reduced to nil at the end of 2008 from $271.2 at the end of 2007, reflected the removal of Northbridge’s equity hedge positions. Provision for claims increased in Canadian dollars at the end of 2008 compared to 2007, primarily reflecting increased 2008 accident year incurred losses (including losses related to Hurricane Ike) and the currency translation effect of U.S. dollar appreciation on the U.S. dollar-denominated claims reserves of Commonwealth and Markel, partially offset by the effect of a decline in gross premiums written in 2008 compared to 2007. Shareholders’ equity declined only modestly in Canadian dollars, reflecting the effects of common share repurchases and common share dividends paid, partially offset by 2008 net earnings and increased unrealized gains on available for sale investments.

Northbridge’s investment in Fairfax affiliates as at December 31, 2008 consisted of:

Affiliate	% interest

Ridley	29.4

For more information on Northbridge’s results, please see its 2008 year-end news release posted on its website www.norfin.com.

U.S. Insurance – Crum & Forster(1)

	2008	2007	2006

Underwriting profit (loss)	(177.2)	77.0	86.2

Combined ratio
Loss & LAE	85.8%	64.9%	64.1%
Commissions	12.0%	12.0%	11.1%
Underwriting expense	19.8%	16.6%	17.1%

	117.6%	93.5%	92.3%

Gross premiums written	1,019.6	1,245.0	1,351.6

Net premiums written	878.2	1,100.9	1,196.5

Net premiums earned	1,005.0	1,187.4	1,114.0

Underwriting profit (loss)	(177.2)	77.0	86.2
Interest and dividends	86.2	133.4	156.5

Operating income (loss)	(91.0)	210.4	242.7
Net gains on investments	605.7	250.3	271.4

Pre-tax income before interest and other	514.7	460.7	514.1

Net income after taxes	315.1	267.3	314.6

(1)	These results differ from those published by Crum & Forster Holdings Corp., primarily due to differences between Canadian and US GAAP.

The effects of unfavourable pricing trends and market conditions in 2008, the impact of Hurricanes Ike and Gustav ($74.3, 7.4 combined ratio points) in the third quarter, the second quarter reinsurance commutation ($84.2, 8.4 combined ratio points) and the settlement of an asbestos-related lawsuit in the first quarter ($25.5, 2.5 combined ratio points) contributed to an unfavourable underwriting result for Crum & Forster in 2008, with an underwriting loss of $177.2 and a combined ratio of 117.6%, compared to underwriting profit of $77.0 and a combined ratio of

FAIRFAX FINANCIAL HOLDINGS LIMITED

93.5% in 2007. Prior to giving effect to the impact of the Hurricanes Ike and Gustav losses, the reinsurance commutation and the lawsuit settlement, Crum & Forster’s combined ratio in 2008 was 99.3%. In addition to the adverse impact on prior years’ reserves of the reinsurance commutation and the lawsuit settlement, underwriting results in 2008 included otherwise net favourable prior years’ reserve development of 5.0 combined ratio points ($50.7), related primarily to workers’ compensation, umbrella and Seneca business. Catastrophe losses, primarily related to Hurricanes Ike and Gustav and storm events in the U.S. Southeast and Midwest regions, accounted for 9.3 combined ratio points ($93.7) of the combined ratio in 2008.

Crum & Forster’s 2007 underwriting results featured a combined ratio of 93.5% and underwriting profit of $77.0, compared to 92.3% and $86.2 respectively in 2006. Included in the results for 2007 was the benefit of 3.9 combined ratio points ($46.6) of net favourable development of prior years’ reserves, after the effects of aggregate stop loss reinsurance treaties. Prior to the effect of aggregate stop loss reinsurance, Crum & Forster experienced net favourable development of $50.2, principally attributable to $65.4 of favourable emergence in workers’ compensation lines and $39.3 of net favourable development related to general liability and commercial multi-peril liabilities, partially offset by $54.5 of adverse development in latent liability reserves. Catastrophe losses added 1.3 combined ratio points ($15.0) to the combined ratio in 2007. Underwriting results for Crum & Forster in 2006 (including the results of Fairmont, the business of which was assumed by Crum & Forster effective January 1, 2006) improved significantly compared to 2005, generating underwriting profit of $86.2 compared to an underwriting loss of $9.1 in 2005 and producing a combined ratio of 92.3% in 2006 compared to 100.9% in 2005. Underwriting results in 2006 reflected net benefits of $78.9 or 7.1 combined ratio points, comprised of $48.9 of net favourable development of prior years’ reserves and $30.0 of return premiums related to reduced cessions to aggregate reinsurance treaties. The benefits arose primarily from favourable loss development across all major casualty lines, partially offset by adverse development in lines of business with latent exposures. Catastrophe losses added 2.2 combined ratio points ($24.4) in 2006.

Crum & Forster’s disciplined response to the softening underwriting cycle, increasing competition for new and renewal business and declining pricing in 2008 contributed to year-over-year declines in gross premiums written and net premiums written in most lines of business, including primary casualty and property, partially offset by growth in accident and health business written by the Fairmont Specialty division, resulting in overall decreases in gross premiums written and net premiums written of 18.1% and 20.2% respectively in 2008 compared to 2007. Net premiums earned decreased by 15.4% in 2008 compared to 2007. Similar industry conditions in 2007 contributed to year-over-year declines in gross premiums written and net premiums written in most lines of business, including primary casualty, umbrella and property, partially offset by significant growth in accident and health business written by the Fairmont Specialty division, resulting in overall decreases in gross premiums written and net premiums written in 2007 of 7.9% and 8.0% respectively. Net premiums earned increased by 6.6% in 2007 compared to 2006, and included the effect of additional earned premium from the Fairmont Specialty division. Net premiums written by Crum & Forster in 2006 increased by 16.6% to $1,196.5 compared to $1,026.0 in net premiums written by the U.S. insurance segment in 2005, as a result of new business premium in Crum & Forster’s property, umbrella and specialty casualty lines of business, $30.0 of return premiums related to reduced cessions to aggregate reinsurance treaties, reduced ceded premiums attributable to increased retentions on various lines of business, and the impact of restatement premiums paid in 2005.

A decline in interest and dividend income in 2008, primarily attributable to reduced equity in earnings of investees and a year-over-year decline in short term interest rates, and the year-over-year deterioration in underwriting results were more than offset by increased net gains on investments of $605.7 (including $431.8 of net gains related to short equity and equity index positions, $283.5 of net gains related to credit default swaps and $101.5 of net gains on bonds, partially offset by $196.6 of other than temporary impairments recorded on common stock and bond investments and $13.4 of net losses on common stocks), resulting in a $47.8 increase in net income in 2008 compared to 2007. A $32.3 decrease in operating income in 2007 and a $21.1 reduction in net investment gains to $250.3 (including $229.7 related to net gains on credit default swaps) from $271.4 in 2006 (which included net gains of $272.4 on common stocks, including a $122.2 gain on the sale of the company’s remaining investment in Zenith National Insurance Corp., and net gains of $62.2 on bonds, partially offset by net losses of $68.9 related to derivative securities, including credit default swaps) contributed to decreased net income of $267.3 compared to $314.6 in 2006.

Crum & Forster’s principal operating subsidiaries (United States Fire Insurance and North River Insurance) paid combined dividends in 2008 to their parent holding company of $511.3 (2007 – $138.2; 2006 – $127.0). Crum & Forster’s parent holding company paid dividends to Fairfax in 2008 of $494.0 (2007 – $183.7; 2006 - $90.0), including a $350.0 extraordinary dividend consisting of $191.2 of cash and $158.8 of securities, paid out of excess capital, which was approved by the relevant insurance regulator. Primarily as a result of these dividend payments and the effect of increased unrealized losses on available for sale investments on accumulated other comprehensive income, partially offset by net earnings, Crum & Forster’s US GAAP basis shareholders’ equity declined to $1.17 billion at December 31, 2008 from $1.29 billion at December 31, 2007. Crum & Forster’s operating subsidiaries’ combined 2009 maximum dividend capacity is $141.0, of which $94.3 is subject to prior regulatory approval for payment.

Cash provided by operating activities in 2008 was $100.9 compared to cash used in operating activities of $5.9 in 2007, with the increase primarily attributable to the $302.5 cash proceeds of the second quarter reinsurance commutation, partially offset by lower premium collections. Cash used in investing activities of $479.6 during 2008 (2007 – cash provided by investing activities of $220.5) reflected greater net purchases of investment securities (including the purchase of U.S. state, municipal and other tax-exempt bonds, partially offset by the sale of the majority of the company’s U.S. Treasury bonds), and in addition reflected $642.1 used to close certain equity index short positions in the second quarter, as the company changed its approach to equity hedging by substituting equity index total return swaps for short sales. Increased cash used in financing activities of $339.5 (2007 – $118.5) primarily reflected increased dividends paid by Crum & Forster to Fairfax in 2008 compared to 2007. Cash flow used in operating activities for 2007 was $5.9 compared to cash flow provided by operating activities of $89.4 in 2006 ($9.1 in 2005), with the decline primarily attributable to higher net paid losses, lower premium collections and higher underwriting expenses reflecting increased compensation and timing of technology payments, which were partially offset by lower income tax payments. The increase in net paid losses was primarily due to the Fairmont Specialty business, which was only acquired in 2006 (so that there were no loss payments on pre-2006 claims) and which also experienced significant growth in net earned premium in 2007, as well as higher net paid losses in the workers’ compensation and commercial automobile lines of business.

Crum & Forster’s net income for the year ended December 31, 2008 produced a return on average equity of 26.7% (2007 – 21.2%; 2006 – 28.6%). Crum & Forster’s cumulative earnings since acquisition on August 13, 1998 have been $1,377.9, from which it has paid cumulative dividends to Fairfax of $1,120.6, and its annual return on average equity since acquisition has been 13.0% (2007 – 11.6%).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Set out below are the balance sheets for Crum & Forster as at December 31, 2008 and 2007.

	2008	2007

Assets
Holding company cash, short term investments and marketable securities	8.4	12.3
Accounts receivable and other	221.8	296.2
Recoverable from reinsurers	1,006.7	1,571.3
Portfolio investments	3,741.0	4,316.6
Deferred premium acquisition costs	52.7	72.3
Future income taxes	197.8	85.3
Premises and equipment	6.2	5.1
Goodwill and intangible assets	22.9	9.2
Due from affiliates	0.7	–
Other assets	11.4	11.8
Investments in Fairfax affiliates	94.3	91.9

Total assets	5,363.9	6,472.0

Liabilities
Accounts payable and accrued liabilities	254.8	201.7
Income taxes payable	165.6	13.7
Short sale and derivative obligations	–	719.8
Due to affiliates	–	0.4
Funds withheld payable to reinsurers	231.6	256.5
Provision for claims	2,987.7	3,178.4
Unearned premiums	366.4	486.2
Long term debt	305.2	307.2

Total liabilities	4,311.3	5,163.9
Shareholders’ equity	1,052.6	1,308.1

Total liabilities and shareholders’ equity	5,363.9	6,472.0

(1)	These balance sheets differ from those published by Crum & Forster Holdings Corp., primarily due to differences between Canadian and US GAAP.

Significant changes to Crum & Forster’s balance sheet as at December 31, 2008 as compared to 2007 primarily reflected the company’s reduced level of underwriting activity in 2008 in response to challenging industry conditions in the U.S. commercial lines market. Reduced levels of underwriting activity contributed to a $177.9 decline in reinsurance recoverable ($60.8 of this $177.9 decline related to recoveries from reinsurers principally related to ceded catastrophe losses on the 2005 hurricanes, while $386.7 of the total decline of $564.6 related to a reinsurance commutation in the second quarter), a $190.7 decline in provision for claims and a $119.8 decline in unearned premiums. Portfolio investments decreased by $575.6, reflecting increased cash used in financing activities (principally dividends paid to Fairfax), increased unrealized losses on available for sale investments and decreased interest and dividends, partially offset by the effects of significant investment gains and increased cash provided by operating activities (principally the $302.5 cash proceeds of the second quarter reinsurance commutation). The decrease in short sale and derivatives obligations, reduced to nil at the end of 2008 from $719.8 at the end of 2007, resulted from the removal of Crum & Forster’s equity hedge positions. Increased future income taxes primarily reflected increased deferred tax assets related to unrealized losses on investments, while the increase in income taxes payable was primarily attributable to greater taxable income as a result of realized investment gains. Shareholders’ equity decreased by $255.5 primarily as a result of dividends paid to Fairfax ($494.0) and unrealized losses on available for sale investments ($56.6, net of tax), partially offset by 2008 net earnings of $315.1.

Crum & Forster’s investments in Fairfax affiliates as at December 31, 2008 consisted of:

Affiliate	% interest

TRG Holdings	1.4
Advent	11.7
OdysseyRe	8.2

For more information on Crum & Forster, please see its 10-K report for 2008 posted on its website www.cfins.com.

Asian Insurance – Fairfax Asia

	2008	2007	2006

Underwriting profit	6.7	20.3	14.5

Combined ratio
Loss & LAE	81.8%	56.2%	55.7%
Commissions	(6.6)%	(3.1)%	7.5%
Underwriting expense	16.9%	17.3%	15.2%

	92.1%	70.4%	78.4%

Gross premiums written	227.0	171.2	134.8

Net premiums written	86.5	70.5	60.5

Net premiums earned	84.6	68.7	67.3

Underwriting profit	6.7	20.3	14.5
Interest and dividends	1.6	17.4	3.3

Operating income	8.3	37.7	17.8
Net gains (losses) on investments	3.2	(0.3)	14.2

Pre-tax income before interest and other	11.5	37.4	32.0

Net income after taxes	0.9	28.7	23.0

Fairfax Asia comprises the company’s Asian holdings and operations: Singapore-based First Capital Insurance Limited, Hong Kong-based Falcon Insurance Limited, 24.9%-owned Bangkok-based Falcon Insurance Public Company Limited and a 26.0% equity-accounted interest in Mumbai-based ICICI Lombard General Insurance Company Limited, India’s largest (by market share) private general insurer (the remaining 74.0% interest is held by ICICI Bank, India’s second largest commercial bank).

Fairfax Asia produced an underwriting profit of $6.7 and a combined ratio of 92.1% in 2008 (compared to an underwriting profit of $20.3 and a combined ratio of 70.4% in 2007), reflecting favourable underwriting results from First Capital, partially offset by unfavourable results from Falcon. The 2008 results included the impact of 4.1 combined ratio points ($3.4) attributable to net unfavourable development of prior years’ reserves primarily related to workers’ compensation at Falcon (compared to 6.4 combined ratio points ($4.4) of net favourable development primarily attributable to First Capital in 2007). In 2008, increased marine, motor, engineering and workers’ compensation business written by First Capital, a significant portion of which was ceded to third party reinsurers and a minor increase in premiums written by Falcon resulted in a 32.6% increase in gross premiums written and a 22.7% increase in net premiums written. Decreased underwriting profit and interest and dividends (due to reduced equity in earnings of investees, principally ICICI Lombard) were only partially offset by increased net gains on investments in 2008 compared to 2007, resulting in a decrease in net income to $0.9 from $28.7.

Underwriting performance in 2007 featured improved underwriting profit of $20.3 ($14.5 in 2006) and a combined ratio of 70.4% (78.4% in 2006). The improved results included 6.4 combined ratio points ($4.4) of net favourable development of prior years’ reserves (4.2 combined ratio points ($2.8) of net adverse development in 2006). In 2007, increased marine business written by First Capital, a significant portion of which was ceded to third parties, was partially offset by a decrease in premiums written by Falcon due to intense market competition, resulting in a 27.0% increase in gross premiums written and a 16.5% increase in net premiums written. Improved operating income in 2007, reflecting improved underwriting profit and increased interest and dividend income, was partially offset by decreased net investment gains and contributed to increased net income of $28.7 compared to $23.0 in 2006.

Fairfax Asia’s 2006 underwriting profit rose to $14.5 compared to $4.8 in 2005, and operating income increased to $17.8 from $12.3. The improved results reflect 2006 underwriting profit at First Capital of $22.6 (underwriting profit of $3.9 in 2005), offset by an underwriting loss of $5.2 at Falcon (underwriting profit of $0.6 in 2005). First Capital’s underwriting results included net favourable development of prior periods’ reserves of $2.6, while Falcon’s underwriting results included net adverse development of $5.4 primarily related to its employees’ compensation insurance

FAIRFAX FINANCIAL HOLDINGS LIMITED

line of business. Net premiums written by Fairfax Asia in 2006 grew by 30.1% to $60.5, driven primarily by growth at First Capital. Net realized gains of $14.2 during 2006 (compared to $1.0 in 2005), combined with significantly higher underwriting profit and operating income, resulted in 2006 net earnings of $23.0 for Fairfax Asia, compared to $7.3 in 2005.

During 2008, the company invested an additional $30.3 as its pro rata contribution in new share capital issuance by ICICI Lombard. As at December 31, 2008, the company had invested a total of $87.4 to acquire and maintain its 26.0% interest in ICICI Lombard and carried this investment in the consolidated balance sheet at $73.1 on the equity basis of accounting (fair value of $428.5 as disclosed in the consolidated financial statements). The company’s investment in ICICI Lombard is included in portfolio investments in the Fairfax Asia balance sheet that follows.

Fairfax Asia’s share of ICICI Lombard’s net earnings or loss on an equity-accounted basis was a net loss of $4.7 in 2008, net income of $7.4 in 2007 and a net loss of $2.6 in 2006. During the nine month period ended December 31, 2008, ICICI Lombard’s gross premiums written increased in Indian rupees by 4.2% over the comparable 2007 period, with a combined ratio (trade basis) of 113.1% on an Indian GAAP basis. The Indian property and casualty industry experienced increasingly competitive market conditions in 2008, including highly competitive pricing as a result of the phasing out (begun in 2007) of regulatory price controls, which contributed to a decline in the growth rate of insurance premiums for the industry and for ICICI Lombard. With an 11.9% market share, 6,348 employees and 417 offices across India, ICICI Lombard is India’s largest (by market share) private general insurer. Please see its website (www.icicilombard.com) for further details of its operations.

Set out below are the balance sheets for Fairfax Asia as at December 31, 2008 and 2007:

	2008	2007

Assets
Accounts receivable and other	56.5	41.5
Recoverable from reinsurers	156.4	109.9
Portfolio investments	421.1	375.9
Deferred premium acquisition costs	–	0.5
Premises and equipment	1.2	1.0
Goodwill and intangible assets	5.5	5.7
Due from affiliates	1.1	–

Total assets	641.8	534.5

Liabilities
Accounts payable and accrued liabilities	89.1	70.2
Income taxes payable	6.0	5.8
Funds withheld payable to reinsurers	21.6	1.3
Provision for claims	179.6	145.6
Unearned premiums	92.8	73.1
Future income taxes payable	–	0.7

Total liabilities	389.1	296.7
Non-controlling interests	2.7	2.1
Shareholders’ equity	250.0	235.7

Total liabilities and shareholders’ equity	641.8	534.5

Significant changes to Fairfax Asia’s balance sheet as at December 31, 2008, reflecting increased business activity during 2008, included increased portfolio investments, reinsurance recoverable, provision for claims and unearned premiums. Shareholders’ equity increased primarily as a result of the issuance of $30.3 of additional equity capital to Fairfax to fund the increase in Fairfax Asia’s investment in ICICI Lombard, partially offset by a decrease in accumulated other comprehensive income related to unrealized foreign currency translation losses due to U.S. dollar strengthening and unrealized losses on available for sale investments.

Reinsurance – OdysseyRe(1)

	2008	2007	2006

Underwriting profit (loss)	(73.5)	94.7	77.0

Combined ratio
Loss & LAE	74.9%	66.4%	68.7%
Commissions	20.1%	20.6%	20.8%
Underwriting expense	8.5%	8.5%	7.0%

	103.5%	95.5%	96.5%

Gross premiums written	2,294.5	2,282.7	2,361.7

Net premiums written	2,030.8	2,089.4	2,186.9

Net premiums earned	2,076.4	2,120.5	2,225.8

Underwriting profit (loss)	(73.5)	94.7	77.0
Interest and dividends	250.3	309.3	298.4

Operating income	176.8	404.0	375.4
Net gains on investments	785.9	554.6	358.9

Pre-tax income before interest and other	962.7	958.6	734.3

Net income after taxes	613.9	596.0	470.7

(1)	These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between Canadian and US GAAP.

OdysseyRe had an underwriting loss of $73.5 and a combined ratio of 103.5% in 2008, compared to an underwriting profit of $94.7 and a combined ratio of 95.5% in 2007. The 2008 combined ratio included 11.8 combined ratio points ($242.2) related to current period catastrophe losses (net of reinstatement premiums), primarily related to Hurricanes Ike and Gustav (6.6 combined ratio points, $136.9), the southern China snowstorm, windstorm Emma in central Europe, flood losses in eastern Australia and the China earthquake. Underwriting results in 2008 were adversely impacted by 1.7 combined ratio points ($35.7) of prior period reserve development, comprised of the adverse impact on prior years’ reserves of U.S. dollar strengthening relative to other currencies (2.2 combined ratio points, $45.8), partially offset by net favourable development (excluding the effects of currency translation) of prior years’ reserves of 0.5 combined ratio points ($10.1). This $10.1 benefit included net favourable reserve development in the EuroAsia, London Market and U.S. Insurance divisions, partially offset by net adverse development in the Americas division. The company generally mitigates the impact of foreign currency movements on its foreign currency-denominated claims liabilities by holding foreign currency-denominated investments. As a result, the impact of foreign currency translation gains and losses included in incurred losses generally is partially or wholly mitigated by foreign currency translation gains and losses on investment assets that are included in financial results as investment income in net earnings or in other comprehensive income. Excluding the effect of foreign currency movements and the impact of the Hurricanes Ike and Gustav losses, OdysseyRe’s combined ratio was 94.7% in 2008.

OdysseyRe generated improved underwriting profit of $94.7 and a combined ratio of 95.5% in 2007, compared to $77.0 and 96.5% respectively in 2006. The 2007 combined ratio included 1.9 combined ratio points ($40.5) of net adverse reserve development (a total of $142.9 in the Americas division, including $77.4 for asbestos and environmental reserves strengthening, a $21.2 charge related to a third quarter litigation settlement, and adverse development of 2001 and prior years’ casualty losses, partially offset by net favourable emergence in the London Market ($57.0) and U.S. Insurance ($38.7) divisions) and 4.7 combined ratio points ($98.8) for current period catastrophe losses (primarily Storm Kyrill, Cyclone Gonu, Mexico floods, Jakarta floods, the Peru earthquake and U.K. floods). The 2006 underwriting results included 8.3 combined ratio points ($185.4) of net adverse reserve development (primarily the Americas division 2001 and prior years’ casualty reserves and 2005 property catastrophe losses) and 1.6 combined ratio points ($34.9) of current period catastrophe losses (primarily U.S. Gulf storms and India floods). OdysseyRe’s 2006 underwriting results also included a $33.8 loss related to a commutation with affiliate nSpire Re (this was recorded as a loss of $5.5 under US GAAP in the consolidated financial statements of OdysseyRe) which was

FAIRFAX FINANCIAL HOLDINGS LIMITED

recorded as adverse reserve development in these OdysseyRe segment results and which was eliminated in the consolidated financial statements of Fairfax.

OdysseyRe continued to experience broad competitive pressures in 2008 in the global reinsurance and insurance markets in which its divisions compete. Declines in the Americas division reinsurance premiums reflected increasing client retentions and softening pricing in reinsurance markets, while insurance premiums were affected by planned reductions in certain of the U.S. Insurance division’s lines of business (including non-standard personal auto) and by increased competition in its medical professional liability segment. The EuroAsia division reported modestly increased written premiums in 2008, primarily as a result of a system change in the reinsurance premium process (which had no impact on earned premiums). Decreased written premiums in the Americas and U.S. Insurance divisions were partially offset by the increase in the EuroAsia division and by increases in premiums written by the London Market division, which experienced growth in its professional liability business. Gross premiums written during 2008 increased 0.5%, and included increases of 5.5% in EuroAsia, 9.1% in the London Market division and 1.4% in the U.S. Insurance division, mostly offset by a 7.0% decrease in the Americas division. Net premiums written during 2008 compared to 2007 declined 2.8% to $2,030.8, primarily reflecting the effect of increased utilization of reinsurance in the London Market division, and net premiums earned declined 2.1% to $2,076.4.

OdysseyRe experienced broad competitive pressures in 2007 in the global reinsurance and insurance markets. Declines in reinsurance premiums reflected increased client retentions and pricing declines in global reinsurance markets, and planned reductions in the U.S. Insurance division’s personal auto business. These decreases were partially offset by increases in premiums of the London Market and EuroAsia divisions, where favourable foreign currency movements contributed to increased U.S. dollar-denominated premiums. Gross premiums written during the year declined 3.3%, with a decrease in the Americas division (9.7%) partially offset by increases in the U.S. Insurance (4.5%), London Market (2.7%) and EuroAsia (0.8%) divisions. Net premiums written during the year declined 4.5%, and net premiums earned decreased by 4.7%.

Increased net gains on investments of $785.9 in 2008 (including net gains of $548.0 related to short equity and equity index positions, net gains of $350.7 related to credit default swaps, net gains of $259.7 on bonds and net gains of $8.1 on common stocks, partially offset by other than temporary impairments recorded on common stock and bond investments of $358.7) compared to net gains on investments of $554.6 in 2007 (including net gains related to credit default swaps of $298.3, a net gain of $130.1 on the sale of the company’s investment in Hub, net gains on bonds of $62.7, net gains of $51.7 related to short equity and equity index positions, net gains on common stocks of $28.0 and net gains on other derivative securities and foreign currency of $40.6, partially offset by other than temporary impairments recorded on common stock and bond positions of $54.5) more than offset the declines in underwriting profit and interest and dividends, and contributed to an increase in net income to $613.9 in 2008 from $596.0 in 2007. Increased 2007 operating income, resulting from a 23.0% increase in underwriting profit and a 3.7% increase in interest and dividends, and a 54.5% increase in net investment gains compared to 2006 contributed to a $125.3 increase in net income to $596.0 from $470.7 in 2006. Net gains on investments of $358.9 in 2006 included net gains of $376.7 on common stocks, net gains of $44.6 on bonds, net losses of $101.2 related to derivative securities, $28.2 recorded as other than temporary impairments in the values of certain common stocks and bonds, and $69.5 of realized foreign exchange gains.

Cash provided by operating activities in 2008 was $107.6 compared to $162.8 in 2007, with the decrease primarily attributable to decreased investment income, higher income tax payments and decreased underwriting cash flows, including higher paid losses and lower premiums collections. Net cash provided by investing activities in 2008 of $318.6 reflected greater net sales of investment securities (primarily U.S. Treasury bonds) compared to net cash used in 2007 of $1,355.6 (primarily purchases of U.S. Treasury bonds). Increased cash used in financing activities of $389.8 (2007 – $131.5) primarily reflected OdysseyRe’s increased repurchases of its common shares, resulting in the retirement of 9.5 million common shares during 2008. Cash flow provided by operating activities for 2007 was $162.8 compared to $745.2 for 2006, with the decline primarily attributable to decreased reinsurance recoveries and increased income taxes paid.

OdysseyRe’s 2008 financial results produced an increased book value per basic share at December 31, 2008 (US GAAP basis) of $45.37, compared to $36.78 at December 31, 2007, an increase of 23.4%.

Set out below are the balance sheets for OdysseyRe as at December 31, 2008 and 2007:

	2008	2007

Assets
Accounts receivable and other	701.3	724.2
Recoverable from reinsurers	868.0	787.2
Portfolio investments	7,743.8	7,635.1
Deferred premium acquisition costs	139.1	150.8
Future income taxes	304.4	50.3
Premises and equipment	10.7	12.5
Goodwill and intangible assets	32.0	16.5
Other assets	20.9	20.5
Investments in Fairfax affiliates	124.7	88.5

Total assets	9,944.9	9,485.6

Liabilities
Accounts payable and accrued liabilities	398.3	329.7
Income taxes payable	238.1	45.9
Short sale and derivative obligations	8.6	63.4
Due to affiliates	0.6	3.6
Funds withheld payable to reinsurers	58.0	88.0
Provision for claims	5,250.5	5,119.1
Unearned premiums	702.0	724.3
Long term debt	486.5	489.2

Total liabilities	7,142.6	6,863.2
Shareholders’ equity	2,802.3	2,622.4

Total liabilities and shareholders’ equity	9,944.9	9,485.6

(1)	These balance sheets differ from those published by Odyssey Re Holdings Corp. primarily due to differences between Canadian and US GAAP.

Changes in OdysseyRe’s balance sheet as at December 31, 2008 compared to December 31, 2007 primarily reflected the effects of the significant net investment gains realized in 2008. Portfolio investments increased by $108.7 to $7,743.8 reflecting significant net investment gains, partially offset by increased unrealized losses on available for sale investments, decreased interest and dividend income, lower net cash provided by operating activities and increased cash used in financing activities (principally common share repurchases). Increased future income taxes primarily reflected increased deferred tax assets related to unrealized losses on investments, while the increase in income taxes payable was primarily attributable to greater taxable income as a result of realized investment gains. Increased reinsurance recoverable principally reflected the effect of increased utilization of reinsurance in the London Market division. Shareholders’ equity increased by $179.9 to $2,802.3 primarily as a result of net earnings ($613.9) and net unrealized foreign currency translation gains included in other comprehensive income ($115.3, net of tax), partially offset by the effect of common share repurchases ($347.5), increased net unrealized losses on available for sale investments ($175.4, net of tax) and common and preferred dividends paid ($24.7). Reflecting the significant net earnings achieved during the most recent three years, since the end of 2001 (the year of OdysseyRe’s IPO) OdysseyRe’s US GAAP book value per common share has grown at a compound annual rate of 20.8%.

OdysseyRe’s investments in Fairfax affiliates as at December 31, 2008 consisted of:

Affiliate	% interest

TRG Holdings	13.0
Fairfax Asia	26.2
Advent	14.4

For more information on OdysseyRe’s results, please see its 10-K report for 2008 and its 2008 Annual Report, which are posted on its website www.odysseyre.com.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Reinsurance – Other

Commencing in the first quarter of 2008, the results for Reinsurance – Other were reported excluding the operating results of nSpire Re’s former Group Re business (nSpire Re had prior to that time ceased to participate in new Group Re business). Effective September 11, 2008, as a result of the company having increased its investment in Advent to 58.5% from 44.5% (described in note 17 to the consolidated financial statements), Advent’s assets and liabilities and results of operations were included in the company’s consolidated financial reporting. During the fourth quarter, the company increased its investment in Advent to 66.6%.

CRC (Bermuda) and Wentworth may participate in certain of the reinsurance programs of Fairfax’s subsidiaries, by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms and pricing as the third party reinsurers, consistent with the company’s objective of retaining more business for its own account during periods of favourable market conditions. That participation and, since 2004, certain third party business of CRC (Bermuda) and Wentworth is reported as “Group Re”. Group Re’s activities are managed by Fairfax. Group Re’s cumulative pre-tax income, since its inception in 2002 to 2008 inclusive and including business derived from Fairfax subsidiaries and third party insurers and reinsurers, was $165.6, notwithstanding its hurricane-related $80.0 pre-tax loss in 2005.

	2008			2007	2006
	Group Re	Advent(1)	Total	Group Re	Group Re

Underwriting profit (loss)	(22.6)	(112.4)	(135.0)	11.3	14.4

Combined ratio
Loss & LAE	79.2%	210.6%	117.6%	54.4%	67.4%
Commissions	30.6%	23.7%	28.6%	39.1%	26.8%
Underwriting expense	2.0%	8.2%	3.8%	2.1%	1.5%

	111.8%	242.5%	150.0%	95.6%	95.7%

Gross premiums written	185.4	60.4	245.8	250.2	325.9

Net premiums written	185.5	40.6	226.1	251.2	314.5

Net premiums earned	190.8	78.8	269.6	258.4	332.4

Underwriting profit (loss)	(22.6)	(112.4)	(135.0)	11.3	14.4
Interest and dividends	22.4	7.7	30.1	25.1	27.1

Operating income (loss)	(0.2)	(104.7)	(104.9)	36.4	41.5
Net gains on investments	40.4	77.7	118.1	8.5	18.9

Pre-tax income (loss) before interest and other	40.2	(27.0)	13.2	44.9	60.4

Net income (loss) after taxes	49.2	(20.2)	29.0	44.9	59.6

(1)	These results differ from those published by Advent primarily due to differences in the classification of foreign currency translation between Canadian GAAP and IFRS.

The Reinsurance – Other segment had a total underwriting loss of $135.0 and a combined ratio of 150.0% in 2008 (Group Re 111.8%, Advent 242.5%). Group Re had an underwriting loss of $22.6 and a combined ratio of 111.8% in 2008, compared to an $11.3 underwriting profit and a combined ratio of 95.6% in 2007. Group Re’s results for 2008 included the impact of incurred losses of 6.8 combined ratio points ($13.0) related to the CTR life portfolio and 1.2 combined ratio points ($2.4) of net adverse development of prior years’ reserves (compared to a benefit of 10.9 combined ratio points ($28.3) in 2007). Advent had an underwriting loss of $112.4 and a combined ratio of 242.5% for the portion of 2008 (since September 11, 2008) that its results were included in the consolidated Fairfax results. These 2008 results included the impact of catastrophe losses related to Hurricanes Ike and Gustav (99.4 combined ratio points, $83.8 net of reinstatement premiums) and net adverse development of prior years’ reserves (107.2 combined ratio points, $84.5). Net adverse development of prior years’ reserves comprised the adverse impact of U.S. dollar strengthening relative to sterling (114.3 combined ratio points, $90.1), partially offset by net favourable development (excluding the effects of currency translation) of prior years’ reserves of 7.1 combined ratio points ($5.6). Advent’s underwriting results, and particularly its combined ratio, as reported above in Fairfax’s business segment reporting was adversely impacted by virtue of the inclusion of Advent’s net earned premiums only from

September 11, 2008, concurrent with the inclusion since that date of significant incurred catastrophe losses from Hurricane Ike and of significant foreign currency translation losses. The company generally mitigates the impact of foreign currency movements on its foreign currency-denominated claims liabilities by holding foreign currency-denominated investments. As a result, the impact of foreign currency translation gains and losses included in incurred losses generally is partially or wholly mitigated by foreign currency translation gains and losses on investment assets that are included in financial results as investment income in net earnings or in other comprehensive income. Excluding the effect of foreign currency movements, Advent’s combined ratio was 128.2% in 2008. Prior to giving effect to the impact of foreign currency movements and the significant losses related to Hurricanes Ike and Gustav, Advent’s combined ratio in 2008 was 28.8%. Gross premiums written and net premiums written in 2008 by the Reinsurance – Other segment compared to 2007 reflected the consolidation of Advent and the significant year-over-year decline in premiums written by Group Re. Increasingly competitive conditions in reinsurance markets accounted for declines in gross premiums written and net premiums written in 2008 by Group Re compared to 2007 of 25.9% and 26.2% respectively. In 2008, an underwriting loss, primarily resulting from catastrophe losses, and the impact of foreign exchange, partially offset by increased net gains on investments, produced reduced net income of $29.0 compared to $44.9 in 2007.

Commencing in the first quarter of 2007, Group Re’s results were reported separately from the results of the Runoff segment. Underwriting results in 2007 featured underwriting profit of $11.3 ($14.4 in 2006) and a combined ratio of 95.6% (95.7% in 2006). Underwriting performance for the year included the benefit of 10.9 combined ratio points ($28.4) related to net favourable development of prior years’ reserves reflecting favourable loss emergence trends in the reserves of Group Re cedants (compared to net adverse development of 6.7 combined ratio points ($22.2) in 2006, principally related to 2005 hurricane losses). Increasingly competitive conditions in reinsurance markets accounted for declines in gross premiums written and net premiums written in 2007 compared to 2006 of 23.2% and 20.1% respectively. In 2007, a modest decrease in operating income and a decline in net investment gains led to a decline in net income to $44.9 from $59.6 in 2006.

Set out below are the balance sheets for Reinsurance – Other as at December 31, 2008 and 2007.

	2008			2007
	Group Re	Advent(1)	Total	Group Re

Assets
Accounts receivable and other	28.4	93.6	122.0	67.8
Recoverable from reinsurers	0.4	93.0	93.4	12.4
Portfolio investments	655.6	535.7	1,191.3	898.2
Deferred premium acquisition costs	3.1	14.6	17.7	4.3
Future income taxes	–	30.3	30.3	1.1
Premises and equipment	–	0.7	0.7	0.6
Goodwill and intangible assets	–	9.8	9.8	–
Due from affiliates	0.9	–	0.9	–
Other assets	–	2.3	2.3	–
Investments in Fairfax affiliates	75.9	–	75.9	157.2

Total assets	764.3	780.0	1,544.3	1,141.6

Liabilities
Accounts payable and accrued liabilities	–	11.8	11.8	3.8
Due to affiliates	–	–	–	12.9
Funds withheld payable to reinsurers	0.2	28.6	28.8	3.6
Provision for claims	404.4	452.1	856.5	588.1
Unearned premiums	91.6	61.9	153.5	118.4
Long term debt	–	93.4	93.4	–

Total liabilities	496.2	647.8	1,144.0	726.8

Shareholders’ equity	268.1	132.2	400.3	414.8

Total liabilities and shareholders’ equity	764.3	780.0	1,544.3	1,141.6

(1)	This balance sheet differs from that published by Advent primarily due to differences in classification between Canadian GAAP and IFRS.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Significant changes to the 2008 balance sheet compared to the 2007 balance sheet related primarily to the consolidation of Advent and to the removal of nSpire Re’s Group Re business in 2008, as well as the reduced level of underwriting activity by Group Re in 2008.

Reinsurance – Other’s investments in Fairfax affiliates as at December 31, 2008 consisted of:

Affiliate	% interest

TRG Holdings	9.3
Advent	12.6
Ridley	24.0

Runoff

The runoff business segment was formed with the acquisition on August 11, 1999 of the company’s interest in The Resolution Group (“TRG”), which was comprised of the runoff management expertise and experienced personnel of TRG, and a wholly-owned insurance subsidiary in runoff, International Insurance Company (“IIC”). The runoff segment currently consists of two groups: the U.S. runoff group, consisting primarily of TIG Insurance Company (“TIG”) and the portion of Fairmont’s business which was placed in runoff on January 1, 2006, and the European runoff group (RiverStone Insurance UK and nSpire Re). Both groups are managed by the dedicated TRG runoff management operation, identified under the RiverStone name, which has 175 full-time employees in the U.S. and Europe.

U.S. runoff group

The U.S. runoff group consists of TIG, Fairmont and (insignificantly) Old Lyme Insurance. TIG, as it exists today, is the result of its merger with IIC, which was acquired via the TRG acquisition, 27.5% in 1999 and 72.5% in 2002. For a detailed description of the history of the U.S. runoff group, please refer to page 62 of Fairfax’s 2004 Annual Report.

During 2005, the trust established for the benefit of TIG at the commencement of TIG’s runoff in December 2002 was terminated and the remaining assets in the trust were released. The assets released were all the shares of the Fairmont companies and the remaining 2 million common shares of OdysseyRe.

Effective December 31, 2005, all the shares of the Fairmont legal entities were transferred to TIG from its immediate parent company in exchange for 7.7 million common shares of OdysseyRe (with a market value of $193.1 at December 31, 2005). As a result, the runoff of the Fairmont entities’ historical business was reported as part of the runoff segment effective January 1, 2006 (as noted previously, Fairmont’s business continued, beginning in 2006, as the Fairmont Specialty division of Crum & Forster).

On March 8, 2007, TIG’s application to the California Department of Insurance (its principal regulator) to pay an extraordinary dividend to its parent company in the amount of approximately $124.8 was approved. The dividend payment was in the form of notes held by TIG issued by the company with face amounts totalling $122.5 plus accrued interest of approximately $2.3. After the dividend, the notes were cancelled by the company. During the second quarter of 2008, TIG distributed an extraordinary dividend out of excess capital, which was approved by its principal regulator, in the amount of approximately $210. Of the proceeds of the dividend, approximately $100 of cash and approximately $10 of securities were distributed to Fairfax and approximately $100 of securities was distributed to nSpire Re. After giving effect to these transactions, TIG continues to have policyholder surplus and risk-based capital that satisfy the requirements of the California Department of Insurance. These intercompany transactions had no impact on the company’s consolidated financial statements.

European runoff group

The European runoff group consists principally of RiverStone Insurance UK and nSpire Re.

RiverStone Insurance UK includes Sphere Drake Insurance and Syndicate 3500. Sphere Drake Insurance ceased underwriting and was put into runoff in 1999. In 2004, substantially all of Sphere Drake Insurance’s insurance and reinsurance portfolio was amalgamated into RiverStone Insurance UK, forming the unified European runoff portfolio. RiverStone Insurance UK resulted from the amalgamation during 2002 of RiverStone Stockholm, Sphere Drake Bermuda and CTR’s non-life operations, all of which ceased underwriting and were put into runoff between 1999 and 2001. In November 2003, RiverStone formed a new runoff syndicate at Lloyd’s of London, Syndicate 3500, to provide reinsurance-to-close for the 2000 and prior underwriting years of Kingsmead syndicates 271 and 506 for which TIG, along with third party capital providers, had provided underwriting capacity for 2000 and prior underwriting years. In 2005, the provisions for claims of Syndicate 506 were transferred to Syndicate 3500 as a result of the reinsurance-to-close of the 2001 year of account. RiverStone Insurance UK reinsures the insurance and reinsurance portfolio of Syndicate 3500. This transaction allowed RiverStone to integrate direct management of these liabilities into the European runoff platform.

During 2005, RiverStone Insurance UK obtained U.S. court sanction for the previously English court-approved transfer of certain obligations from its affiliate Sphere Drake Insurance, to facilitate its carrying on the European runoff as described above. The obtaining of these approvals did not result in the acceleration of the making or payment of claims or have any other material effect on the operation of the European runoff.

nSpire Re, headquartered in Ireland, reinsures the insurance and reinsurance portfolios of RiverStone Insurance UK. nSpire Re’s insurance and reinsurance obligations are guaranteed by Fairfax. RiverStone Insurance UK, with 58 full-time employees in its offices in the United Kingdom, provides the management (including claims handling) of the majority of nSpire Re’s insurance and reinsurance liabilities and the collection and management of the majority of its reinsurance assets. In addition to its role in the consolidation of the European runoff companies (and to its participation, prior to 2008, in the Group Re business), nSpire Re also has one other mandate, described in the following paragraph.

nSpire Re served as the entity through which Fairfax primarily provided financing for the acquisition of its U.S. insurance and reinsurance companies. nSpire Re had capital and surplus as at December 31, 2008 in excess of $900.0 and held debt of Fairfax’s U.S. holding company and company debt resulting from those acquisitions. For each of its U.S. acquisitions, Fairfax financed the acquisition, at the Canadian holding company, with an issue of subordinate voting shares and long term debt. The proceeds of this long term financing were invested in the capital of nSpire Re, which then provided the acquisition financing to Fairfax’s U.S. holding company to complete the acquisition. As a result of a restructuring completed in 2007, nSpire Re no longer holds a direct or indirect equity interest in the U.S. insurance and reinsurance companies.

Related party transactions of nSpire Re, including its provision of reinsurance to affiliates, is effected on market terms and at market prices, and require approval by nSpire Re’s board of directors, three of whose five members are unrelated to Fairfax. nSpire Re’s accounts are audited annually by PricewaterhouseCoopers LLP, and its reserves are reviewed annually by a global actuarial consulting firm and are included in the consolidated reserves on which PricewaterhouseCoopers LLP provides an annual valuation actuary’s report.

In January 2005, the European runoff group purchased Compagnie de Réassurance d’Ile de France (Corifrance), a French reinsurance company in runoff, for $59.8 (€44.0 million). The purchase price was the amount by which the $122.2 (€89.9 million) fair value of Corifrance’s assets exceeded the $62.4 (€45.9 million) fair value of Corifrance’s liabilities. As part of the consideration for the purchase, the European runoff group received an indemnity from the vendor, capped at the amount of the purchase price and expiring on December 31, 2007 for any adverse development of the net reserves acquired. As at December 31, 2007 the Corifrance reserves had developed favourably, and no claim is expected to be made by the company under the vendor’s indemnity.

Swiss Re Corporate Adverse Development Cover

As part of its acquisition of TIG effective April 13, 1999, Fairfax purchased a $1 billion corporate adverse development cover ultimately reinsured with a Swiss Re subsidiary (the Swiss Re corporate adverse development cover), protecting it, on an aggregate basis, from adverse development of claims and uncollectible reinsurance above the aggregate reserves set up by all of its subsidiaries (including TIG, but not including other subsidiaries acquired after 1998) at December 31, 1998. At December 31, 2004, the company had ceded losses under this cover utilizing the full $1 billion limit of that cover.

As of December 31, 2002, Fairfax assigned the full benefit of the Swiss Re corporate adverse development cover to nSpire Re which had previously provided the indirect benefit of the Swiss Re corporate adverse development cover to TIG and the European runoff companies. Although Fairfax remained legally liable for its original obligations with respect to the Swiss Re corporate adverse development cover, under the terms of the assignment agreement, nSpire Re was responsible to Fairfax for all premium and interest payments after 2002 for any additional losses ceded to the Swiss Re corporate adverse development cover.

FAIRFAX FINANCIAL HOLDINGS LIMITED

On July 27, 2006, nSpire Re exercised its right to commute the Swiss Re corporate adverse development cover, as it had determined with Fairfax that based on projected payout patterns and other financial considerations, that the cover no longer provided it with a commercial or economic advantage. At the time of the commutation on August 3, 2006, Fairfax also terminated its $450 letter of credit facility effectively secured by the assets held in trust derived from the premiums on the Swiss Re corporate adverse development cover and the accumulated interest thereon. By virtue of the commutation, the $587.4 of funds withheld in trust under the Swiss Re corporate adverse development cover were paid to nSpire Re. nSpire Re deployed approximately $450 of those funds to secure or settle $450 of its reinsurance obligations to other Fairfax subsidiaries previously secured by letters of credit issued under the former letter of credit facility. The accounting effect of the commutation, recorded in 2006, was a non-cash pre-tax and after-tax loss of $412.6. The commutation resulted in a $1 billion decrease in the balance recoverable from reinsurers and a $587.4 decrease in funds withheld payable to reinsurers.

Results and balance sheet

Set out below is a summary of the operating results of Runoff for the years ended December 31, 2008, 2007 and 2006.

	2008	2007	2006

Gross premiums written	12.6	8.0	160.9

Net premiums written	11.1	(10.4)	19.0

Net premiums earned	17.4	(3.3)	85.3
Losses on claims (excluding the reinsurance commutation below)	(56.2)	(122.2)	(169.1)
Operating expenses	(109.6)	(70.3)	(107.8)
Interest and dividends	68.2	91.6	89.3

Operating income (loss)	(80.2)	(104.2)	(102.3)
Net gains on investments	472.8	291.8	21.1

Pre-tax income (loss) before the undernoted	392.6	187.6	(81.2)
Loss on reinsurance commutation(1)	–	–	(412.6)
Net gain on sale of OdysseyRe shares(2)	–	–	111.6

Pre-tax income (loss) before interest and other	392.6	187.6	(382.2)

(1)	See the “Swiss Re Corporate Adverse Development Cover” discussion preceding this section.

(2)	Realized gain on the sale in 2006 of OdysseyRe shares by U.S. runoff companies to facilitate the company’s OdysseyRe secondary offering (a portion of which was eliminated on consolidation, resulting in a $69.7 gain on a consolidated basis).

Commencing in the first quarter of 2008 (prior to which time nSpire Re had ceased to participate in new Group Re business), nSpire Re’s former Group Re business was reported in Runoff such that Runoff now includes all of the operating results of nSpire Re. Commencing in the first quarter of 2007, results of Runoff were reported excluding the operating results of Group Re (with prior periods reclassified). The Runoff segment generated pre-tax income before interest and other of $392.6 in 2008, reflecting a decreased operating loss of $80.2 compared to 2007 and increased net gains on investments of $472.8 (principally comprised of net gains related to credit default swaps of $313.6, net gains of $136.9 related to equity and equity index total return swaps, net gains on bonds of $122.7 and net gains on common stocks of $5.7, partially offset by other than temporary impairments recorded on common stock and bond investments of $76.5 and net foreign currency translation losses of $28.0). Incurred losses on claims in 2008 included $68.0 primarily related to strengthening of prior years’ U.S. workers’ compensation claims reserves and losses on reinsurance commutations, partially offset by net favourable development of prior years’ reserves in Europe. Operating expenses in 2008 included $11.9 related to severance and related costs. Lower incurred losses on claims and loss adjustment expenses and higher net premiums earned, partially offset by increased operating expenses and a decline in interest and dividends, resulted in a decreased operating loss of $80.2 in 2008 compared to $104.2 in 2007.

In 2007, the Runoff segment generated pre-tax income of $187.6, inclusive of an operating loss of $104.2 and net investment gains of $291.8 (principally comprised of net gains related to credit default swaps of $241.2, net gains on bonds of $19.9, net gains on common stocks of $8.5 and net gains related to foreign currency of $19.1, partially offset by other than temporary impairments recorded on common stock and bond investments of $3.4). The operating loss of $104.2 ($102.3 in 2006) reflected reduced operating expenses ($70.3 in 2007 compared to $107.8 in 2006 as a result of measures undertaken as part of the restructuring of the runoff organization in 2006 and 2007), lower losses on claims (reduced losses in European runoff, including $9.5 of net favourable reserve development, and in U.S. runoff despite the impact of $100.4 of net unfavourable reserve development, primarily attributable to strengthening of TIG reserves for workers’ compensation and uncollectible reinsurance), as well as an $88.6 decline in net premiums earned. The year-over-year declines in 2007 written and earned premiums, as well as a portion of the declines in operating expenses and losses on claims, in U.S. runoff primarily reflected the transitional impact in 2006 of the acquisition of the Fairmont entities (on January 1, 2006 the Fairmont entities were placed into runoff, while the ongoing business carried on as the Fairmont Specialty division of Crum & Forster).

The Runoff segment’s 2006 pre-tax loss of $382.2 included the previously described a $412.6 non-cash pre-tax and after-tax loss on the commutation of the Swiss Re corporate adverse development cover in the third quarter and the benefit of a $111.6 pre-tax gain on OdysseyRe common shares sold by U.S. runoff companies to facilitate the company’s secondary offering in the fourth quarter (a portion of which gain was eliminated on consolidation, resulting in a $69.7 gain on a consolidated basis). The $81.2 pre-tax loss in 2006 for the Runoff segment remaining after the two transactions noted above included the following: $60.6 of pre-tax charges for net reserve strengthening in U.S. runoff, primarily attributable to strengthening of workers’ compensation and general liability reserves as well as ULAE reserves; $15.2 of pre-tax charges for net reserve strengthening in European runoff, primarily arising from U.S. construction defect claims and including a $33.8 pre-tax gain on the commutation of an intercompany reinsurance treaty with OdysseyRe during the third quarter (this gain was eliminated in the consolidation of Fairfax’s 2006 results); $14.7 of pre-tax charges related to the restructuring and downsizing of the worldwide runoff organization announced during the fourth quarter; and $9.3 of pre-tax income representing the excess of interest and dividend income and net realized gains over runoff operating and other costs incurred during 2006.

Runoff cash flow may be volatile as to timing and amounts, with potential variability arising principally from the requirement to pay gross claims initially while third party reinsurance is only collected subsequently in accordance with its terms and from the delay, until some time after claims are paid, of the release of assets pledged to secure the payment of those claims. During 2007 and 2008, the runoff group did not require cash flow funding from Fairfax. During 2006, the runoff group required cash flow funding from Fairfax of $160.0 prior to the commutation of the Swiss Re corporate adverse development cover in the third quarter. Based upon runoff’s projected plans and absent unplanned adverse developments, it is expected that in the future runoff will not require any cash flow funding from Fairfax that would be significant in relation to holding company cash resources.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Set out below are the balance sheets for Runoff as at December 31, 2008 and 2007.

	2008	2007

Assets
Accounts receivable and other	142.7	209.0
Recoverable from reinsurers	1,927.8	2,319.6
Portfolio investments	2,478.1	2,171.2
Deferred premium acquisition costs	0.1	–
Future income taxes	637.7	679.6
Premises and equipment	2.2	2.8
Goodwill and intangible assets	0.1	0.2
Due from affiliates	–	13.7
Other assets	20.5	20.0
Investments in Fairfax affiliates	274.4	185.4

Total assets	5,483.6	5,601.5

Liabilities
Accounts payable and accrued liabilities	243.3	244.9
Income taxes payable	2.5	1.4
Short sale and derivative obligations	11.6	–
Due to affiliates	5.3	5.6
Funds withheld payable to reinsurers	20.7	22.0
Provision for claims	3,806.2	4,263.1
Unearned premiums	0.4	5.4

Total liabilities	4,090.0	4,542.4

Shareholders’ equity	1,393.6	1,059.1

Total liabilities and shareholders’ equity	5,483.6	5,601.5

The balance sheet for Runoff represents the sum of individual entity balance sheets even though the individual entities are not necessarily a part of the same ownership structure. The European runoff balance sheet excludes the approximately $900 million of capital of nSpire Re related to the acquisition financing of the U.S. insurance and reinsurance companies. The following commentary relates to the balance sheet as at December 31, 2008.

Approximately $599.4 and $270.9 of the total $2,478.1 of cash and short term investments and portfolio investments held at December 31, 2008 by U.S. runoff and European runoff, respectively, were pledged in the ordinary course of carrying on their business, to support insurance and reinsurance obligations. Reinsurance recoverables included, in the U.S. runoff segment, $399.2 emanating from IIC, predominantly representing reinsurance recoverables on asbestos, pollution and health hazard (APH) claims, and included, in the European runoff segment, $28.0 of reinsurance recoverables on APH claims.

Significant changes to the 2008 balance sheet of the Runoff segment compared to 2007 primarily related to the continued progress by Runoff management, as reflected by the $456.9 decline in the provision for claims and the $391.8 decrease in recoverable from reinsurers. The $306.9 increase in portfolio investments and the $334.5 increase in shareholders’ equity primarily reflected the significant net investment gains of $472.8 in 2008, partially offset by the dividends distributed by TIG to Fairfax.

The $637.7 future income taxes asset is entirely attributable to the U.S. runoff segment. The net operating losses in the European runoff segment have a full valuation allowance recorded against them. The $637.7 future income taxes asset on the U.S. runoff balance sheet consisted principally of $544.9 of capitalized U.S. operating losses which have been used by other Fairfax subsidiaries within the U.S. consolidated tax group (and have therefore been eliminated in the preparation of the company’s consolidated balance sheet) but which remain with the U.S. runoff companies on a stand-alone basis and $92.8 of temporary differences.

Runoff’s investments in Fairfax affiliates as at December 31, 2008 consist of:

Affiliate	% interest

OdysseyRe	17.8
Northbridge	16.4
Advent	13.8

Other

	2008	2007	2006

Revenue	99.4	434.5	371.3
Costs and expenses	(98.0)	(401.5)	(353.7)

Operating income	1.4	33.0	17.6
Net losses on investments	–	(7.6)	–

Pre-tax income before interest and other	1.4	25.4	17.6
Interest expense	(0.4)	(15.7)	(14.7)

Pre-tax income	1.0	9.7	2.9

The Other business segment comprises the animal nutrition business (Ridley) for the year ended December 31, 2008 and the claims adjusting, appraisal and loss management services business (Cunningham Lindsey) for the years ended December 31, 2007 and 2006. During December 2007, the company sold a 55.4% interest in the Cunningham Lindsey operating companies and commenced equity accounting for the retained interests in those operations, pursuant to the transaction described in note 17.

During the fourth quarter of 2008, the company acquired a 67.9% interest in Ridley, pursuant to the transaction described in note 17. Effective November 4, 2008, Ridley’s assets and liabilities and results of operations were included in the company’s consolidated financial reporting. The results of operations for Ridley (as included in Fairfax’s 2008 financial reporting) comprised the fifty-eight day period beginning November 4, 2008 and ended December 31, 2008. Ridley’s results of operations for the fifty-eight day period included gross profits that reflected a continuation of a favourable product mix, strong unit margins and growth in specialty products. Ridley is one of North America’s leading commercial animal nutrition companies.

Set out below are the balance sheets for Other as at December 31, 2008 and 2007.

	2008	2007

Assets
Accounts receivable and other	45.2	143.6
Portfolio investments	6.2	58.8
Future income taxes	7.8	–
Premises and equipment	85.6	–
Goodwill and intangible assets	57.0	–
Other assets	60.8	–

Total assets	262.6	202.4

Liabilities
Subsidiary indebtedness	21.1	–
Accounts payable and accrued liabilities	59.4	0.3
Future income taxes payable	28.6	–
Long term debt	0.7	126.7

Total liabilities	109.8	127.0
Shareholders’ equity	152.8	75.4

Total liabilities and shareholders’ equity	262.6	202.4

FAIRFAX FINANCIAL HOLDINGS LIMITED

Interest and Dividends

Interest and dividend income earned by the company’s insurance and reinsurance operations in 2008 decreased to $476.1 from $604.4 in 2007 primarily due to losses recorded on equity method investments and the effect of lower short term interest rates prevailing in 2008 compared to 2007, partially offset by the inclusion of interest and dividend income of Advent in 2008 results.

Interest and dividend income earned at the company’s insurance and reinsurance operations in 2007 increased to $604.4 from $586.1 in 2006, as the effect of significantly increased portfolio investments more than offset the reduction due to losses recorded on equity method investments and the effect of lower average short term interest rates prevailing in 2007 compared to 2006. Interest and dividend income earned by the company’s insurance and reinsurance operations in 2006 increased to $586.1 from $355.3 in 2005, due primarily to higher short term interest rates and increased investment portfolios primarily resulting from subsidiaries’ positive cash flow from operations, and the reduction in 2005 interest and dividend income caused by recording the company’s share of Advent’s $45.1 hurricane-affected 2005 net loss.

Consolidated interest and dividend income decreased 17.7% to $626.4 in 2008 from $761.0 in 2007, principally due to the year-over-year decline in short term interest rates, despite a $1.6 billion increase in the average investment portfolio in 2008 compared to 2007, including the effect of the consolidation of Advent in 2008.

Consolidated interest and dividend income in 2007 increased 1.9% to $761.0 from $746.5 in 2006, principally as a result of the increase in the average investment portfolio in 2007 compared to 2006, partially offset by the effects of the general year-over-year decline in interest rates and losses recorded on equity method investments.

Net Gains on Investments

Net gains on investments earned by the company’s insurance and reinsurance operations increased in 2008 to $1,558.6 from $984.0 in 2007. Consolidated net gains on investments in 2008 of $2,720.5 included net gains of $472.8 for the runoff companies and $689.2 of net gains for the holding company, in addition to the net investment gains of the insurance and reinsurance operating companies. Consolidated net gains on investments in 2007 of $1,639.4 included net gains of $291.8 for the runoff companies, $371.2 of net gains for the holding company and net losses of $7.6 for the Cunningham Lindsey operations, in addition to the net investment gains of the insurance and reinsurance operating companies. Consolidated net gains on investments in 2008 of $2,720.5 included $2,079.6 of net gains related to short equity and equity index positions, $1,290.5 of net gains related to credit default swaps, net gains of $273.7 on bonds, $20.6 of net gains on common stocks and $60.2 of net gains related to foreign currency, partially offset by $996.4 of other than temporary impairments recorded on common stock and bond investments. Net gains on bonds of $273.7 included net gains on sales of primarily government bonds of $629.8, net mark-to-market losses of $504.2 principally on convertible bonds and $157.9 of net mark-to-market gains on tax-exempt bonds designated as held for trading securities. Consolidated net gains on investments of $1,639.4 in 2007 included $1,145.0 of net gains related to credit default swaps, $361.0 of net gains on common stocks (including a $220.5 gain on the sale of the company’s investment in Hub), net gains of $143.0 on short equity and equity index positions, net gains of $51.2 related to foreign currency and $55.7 of net gains on bonds, partially offset by $102.6 of other than temporary impairments recorded on common stock and bond investments.

Consolidated results in 2006 included net gains on investments of $765.6 and the $69.7 net gain on the company’s secondary offering of OdysseyRe common shares. Consolidated net gains of $835.3 in 2006 included $132.7 of net gains at the runoff companies (including a $111.6 pre-tax gain on OdysseyRe common shares sold by U.S. runoff companies to facilitate the company’s secondary offering in the fourth quarter, a portion of which gain was eliminated on consolidation, resulting in a $69.7 gain on a consolidated basis) and net gains of $36.0 at the holding company, in addition to the net gains of $666.6 at the insurance and reinsurance operations. Consolidated net gains on investments in 2006 of $765.6 included $251.0 of net losses related to derivative positions, $795.1 of net gains on common stocks (including significant gains derived in large part from the sale of Asian equities and a $137.3 gain on the sale of the company’s remaining investment in Zenith National Insurance Corp.), $209.0 of net gains on bonds, $37.8 of other than temporary impairments on common stocks and bonds, and $50.3 of net gains on other securities.

As of December 31, 2008, the company owned $8.87 billion notional amount of credit default swaps with an average term to maturity of 3.3 years, an original cost of $161.5 and a fair value of $415.0. As of December 31, 2007, the company owned $18.54 billion notional amount of credit default swaps, with an original cost of $340.0 and a fair value of $1,119.1. During 2008, the company sold $11.63 billion (2007 – $965.5; 2006 – nil) notional amount of credit default swaps for proceeds of $2,048.7 (2007 – $199.3; 2006 – nil) and recorded net gains on sale of $1,052.3 (2007 – $184.7; 2006 – nil) and net mark-to-market gains of $238.2 (2007 – $960.3; 2006 – net mark-to-market losses of $83.5).

The following table and accompanying commentary summarize the sales of credit default swaps since the inception of this investment position, and show the cumulative realized and unrealized gains on credit default swaps as of December 31, 2008. Note that non-GAAP measures are used in this illustrative summary, as explained below.

					Excess of sale
					proceeds over
	Notional	Original	Sale		original
	amount	acquisition cost	proceeds		acquisition cost

FY 2007	965.5	25.7	199.3		173.6
Q1 2008	3,830.0	95.5	885.0		789.5
Q2 2008	855.0	22.8	190.0		167.2
Q3 2008	3,580.9	59.4	595.7		536.3
Q4 2008	3,363.9	68.1	378.0		309.9

Cumulative sales since inception	12,595.3	271.5	2,248.0		1,976.5
Remaining credit default swap positions at December 31, 2008	8,873.0	161.5	415.0	(1)	253.5	(2)

Cumulative realized and unrealized from inception	21,468.3	433.0	2,663.0		2,230.0

(1)	Market value as of December 31, 2008

(2)	Unrealized gain (measured using original acquisition cost) as of December 31, 2008

The company has sold $12.60 billion notional amount of credit default swaps since inception with an original acquisition cost of $271.5 for cash proceeds of $2.25 billion and a cumulative gain (measured using original acquisition cost) of $1.98 billion. As of December 31, 2008, the remaining $8.87 billion notional amount of credit default swaps had a market value of $415.0 and an original acquisition cost of $161.5, representing an unrealized gain (measured using original acquisition cost) of $253.5.

The credit default swaps are extremely volatile, with the result that their market value and their liquidity may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition.

Interest Expense

Consolidated interest expense in 2008 decreased to $158.6 from $209.5 in 2007, primarily reflecting the significant year-over-year reductions in debt at the holding company and subsidiaries, and the inclusion in 2007 interest expense of one-time costs of $21.2 incurred in the Crum & Forster debt offering and tender offer in 2007, partially offset by additional interest expense as a result of the consolidation of Advent and Ridley.

Consolidated interest expense in 2007 of $209.5, compared to $210.4 in 2006, included one-time costs of $21.2 incurred in the Crum & Forster debt offering and tender offer. Excluding these one-time costs, consolidated interest

FAIRFAX FINANCIAL HOLDINGS LIMITED

expense decreased by $22.1 or 10.5% in the year, reflecting the $182.0 decrease in consolidated debt during 2007 to $2,170.8 from $2,352.8 at December 31, 2006. Consolidated interest expense comprised the following:

	2008	2007	2006

Fairfax	89.1	105.1	125.2
Crum & Forster	28.3	29.8	33.0
Crum & Forster debt offering and tender offer costs	–	21.2	–
OdysseyRe	34.2	37.7	37.5
Cunningham Lindsey	4.0	15.7	14.7
Advent	2.6	–	–
Ridley	0.4	–	–

	158.6	209.5	210.4

          Corporate Overhead and Other

Corporate overhead and other consists of the expenses of all of the group holding companies net of the company’s investment management and administration fees and investment income, including net investment gains, earned on Fairfax’s cash, short term investments and marketable securities, and comprised the following:

	2008	2007	2006

Fairfax corporate overhead	94.7	110.0	78.8
Subsidiary holding companies corporate overhead	44.6	39.0	40.0
Holding company interest and dividends	(28.7)	(19.3)	(18.1)
Holding company net gains on investments	(689.2)	(371.2)	(36.0)
Investment management and administration fees	(53.3)	(45.7)	(53.0)

	(631.9)	(287.2)	11.7

Fairfax corporate overhead expense in 2008 decreased to $94.7 from $110.0 in 2007, primarily as a result of the recognition of negative goodwill related to the company’s increased investment in Advent, and the effect of the inclusion in 2007 of a capital tax reassessment related to prior taxation years of $10.1, partially offset by increased legal and consulting fees. Subsidiary holding companies corporate overhead expense in 2008 increased to $44.6 from $39.0 in 2007, primarily due to subsidiaries’ increased charitable donations, partially offset by year-over-year declines in office and general expenses and compensation expense. Corporate overhead expenses incurred in 2008 were more than offset by investment income earned (including net gains on investments) on holding company cash, short term investments and marketable securities and by investment management and administration fees earned. Net gains on investments at the holding company of $689.2 in 2008 (2007 – $371.2) included $694.1 (2007 – $84.1) of net gains related to equity and equity index total return swaps, $200.3 (2007 – $247.4) of net gains related to credit default swaps and $1.6 (2007 – $16.4) of net gains on common stocks, partially offset by other than temporary impairments recorded on common stock and bond investments of $80.2 (2007 – nil) and net losses on bonds (principally related to convertible bonds) of $119.5 (2007 – net gains of $9.4).

The increase in Fairfax corporate overhead expense to $110.0 in 2007 from $78.8 in 2006 related primarily to increased professional fees and capital tax reassessments relating to prior years. Subsidiary holding companies corporate overhead expense for 2007 declined to $39.0 from $40.0 in 2006, primarily reflecting reduced professional fees. Corporate overhead expenses in 2007 were more than offset by investment income earned on holding company cash, short term investments and marketable securities. Net gains on investments at the holding company in 2007 included $88.1 of net gains on sales of credit default swaps and $159.3 of net mark-to-market gains on credit default swaps.

          Income Taxes

The effective income tax rate of 30.9% implicit in the $755.6 provision for income taxes in 2008 differed from the company’s statutory income tax rate of 33.5% primarily as a result of the effect of income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate and where the benefit of accumulated income tax losses is unrecorded, and the effect of reduced unrealized foreign exchange gains on public debt.

The effective income tax rate of 32.9% implicit in the $711.1 provision for income taxes in 2007 differed from the company’s statutory income tax rate of 36.1% primarily as a result of the effects of the non-taxable portion of the gain recognized on the sale of Hub by the Canadian subsidiaries and of income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate and where the benefit of accumulated income tax losses is unrecorded.

The effective income tax rate of 55.3% implicit in the $485.6 provision for income taxes in 2006 differed from the company’s statutory income tax rate of 36.1% primarily because no income tax benefit was recognized on recording the loss on the 2006 commutation of the Swiss Re corporate adverse development cover.

          Non-controlling Interests

The company’s non-controlling interests in the consolidated statements of earnings arose from the following subsidiaries:

	2008	2007	2006

Northbridge	18.4	111.0	59.5
OdysseyRe	209.9	241.0	106.0
Cunningham Lindsey	–	1.5	–
Advent	(13.6)	–	–
Ridley	0.2	–	–

	214.9	353.5	165.5

During 2008, Northbridge and OdysseyRe purchased on the open market 2,340,000 and 9,480,756 respectively of their common shares pursuant to their previously announced common share repurchase programmes, increasing the company’s ownership of Northbridge to 63.6% and of OdysseyRe to 70.4% as at December 31, 2008. Subsequent to the 2008 year-end, the company acquired all of the outstanding common shares of Northbridge that it did not already own, as described in note 17 to the consolidated financial statements. Upon increasing the company’s total interest in Advent to 58.5% in the third quarter of 2008 from 44.5%, the company commenced the consolidation of Advent’s results of operations and the related non-controlling interest in its consolidated statements of earnings. During the fourth quarter of 2008 the company purchased an additional 8.1% interest in Advent, increasing the company’s total ownership interest in Advent to 66.6% at December 31, 2008. Upon acquiring a 67.9% interest in Ridley in the fourth quarter of 2008, the company commenced the consolidation of Ridley’s results of operations and the related non-controlling interest in its consolidated statements of earnings. Following the sale in 2007 of a majority of its interest in the Cunningham Lindsey operating companies to a third party, the company commenced equity accounting for its retained minority interest in those operations.

Increased Northbridge and OdysseyRe net earnings in 2007, as well as the effect of decreased Fairfax ownership of OdysseyRe in 2007 compared to 2006 as a result of the company’s fourth quarter 2006 secondary offering of OdysseyRe’s common shares, contributed to a $188.0 increase in charges to consolidated net earnings for non-controlling interests. Notwithstanding Fairfax’s secondary offering of OdysseyRe common shares in December 2006 and the conversion of OdysseyRe’s convertible senior debentures in the second quarter of 2007, as a result of OdysseyRe’s 2007 repurchases of its common shares in the open market, Fairfax’s interest in OdysseyRe increased to 61.0% at the end of 2007 compared to 59.6% in 2006. During 2007, Northbridge and OdysseyRe purchased on the open market 841,947 and 2,636,989 respectively of their common shares pursuant to previously announced common share repurchase programmes, increasing Fairfax’s ownership of Northbridge to 60.2% and of OdysseyRe to 61.0% as at December 31, 2007.

Provision for Claims

Since 1985, in order to ensure so far as possible that the company’s provision for claims (often called “reserves”) is adequate, management has established procedures so that the provision for claims at the company’s insurance, reinsurance and runoff operations are subject to several reviews, including by one or more independent actuaries. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the

FAIRFAX FINANCIAL HOLDINGS LIMITED

Chief Actuary at Fairfax, and one or more independent actuaries, including an independent actuary whose report appears in each Annual Report.

In the ordinary course of carrying on their business, Fairfax’s insurance, reinsurance and runoff companies may pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Common situations where assets are so pledged, either directly or to support letters of credit issued for the following purposes, are regulatory deposits (such as with U.S. states for workers’ compensation business), deposits of funds at Lloyd’s in support of London market underwriting, and the provision of security as a non-admitted company, as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. The $2.3 billion of cash and investments pledged by the company’s subsidiaries at December 31, 2008, referred to in note 3 to the consolidated financial statements, represented the aggregate amount as at that date that had been pledged in the ordinary course of business to support each pledging subsidiary’s respective obligations, as described in this paragraph (these pledges do not involve the cross-collateralization by one group company of another group company’s obligations).

Claims provisions are established by our primary insurance companies by the case method as claims are initially reported. The provisions are subsequently adjusted as additional information on the estimated amount of a claim becomes known during the course of its settlement. Our reinsurance companies rely on initial and subsequent claims reports received from ceding companies to establish our estimated provisions. In determining our provision to cover the estimated ultimate liability for all of our insurance and reinsurance obligations, a provision is also made for management’s calculation of factors affecting the future development of claims including IBNR (incurred but not reported) based on the volume of business currently in force, the historical experience on claims and potential changes, such as changes in the underlying book of business, in law and in cost factors.

As time passes, more information about the claims becomes known and provision estimates are consequently adjusted upward or downward. Because of the estimation elements encompassed in this process, and the time it takes to settle many of the more substantial claims, several years may be required before a meaningful comparison of actual losses to the original provisions can be developed.

The development of the provision for claims is shown by the difference between estimates of reserves as of the initial year-end and the re-estimated liability at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Favourable development (redundancies) means that subsequent reserve estimates are lower than originally indicated, while unfavourable development means that the original reserve estimates were lower than subsequently indicated. The aggregate net unfavourable development of $55.4 and $22.8 in 2008 and 2007 respectively were comprised as shown in the following table:

	Favourable/(Unfavourable)
	2008	2007

Insurance – Canada (Northbridge)	63.3	29.2
– U.S. (Crum & Forster) (excluding a reinsurance commutation)	25.2	46.6
– Asia (Fairfax Asia)	(3.4)	4.4
Reinsurance – OdysseyRe	10.1	(40.5)
– Other	(2.3)	28.4

Net favourable development – insurance and reinsurance operating companies	92.9	68.1
Runoff	(64.1)	(90.9)
Crum & Forster reinsurance commutation	(84.2)	–

Net unfavourable development	(55.4)	(22.8)

The following table presents a reconciliation of the provision for claims and loss adjustment expense (LAE) for the insurance, reinsurance and runoff lines of business for the most recent five years. As shown in the table, the sum of the provision for claims for all of Fairfax’s insurance, reinsurance and runoff operations was $14,728.4 as at December 31, 2008 – the amount shown as provision for claims on Fairfax’s consolidated balance sheet.

Reconciliation of Provision for Claims and LAE as at December 31

	2008	2007	2006	2005	2004

Insurance subsidiaries owned throughout the year	3,716.3	3,478.3	3,184.0	3,037.3	2,699.8
Insurance subsidiaries acquired during the year	–	–	–	–	21.1

Total insurance subsidiaries	3,716.3	3,478.3	3,184.0	3,037.3	2,720.9

Reinsurance subsidiaries owned throughout the year(1)	4,964.3	5,051.5	4,986.7	4,527.0	3,541.9
Reinsurance subsidiaries acquired during the year(2)	372.9	–	–	–	77.1

Total reinsurance subsidiaries	5,337.2	5,051.5	4,986.7	4,527.0	3,619.0

Runoff subsidiaries owned throughout the year	1,989.9	2,116.5	2,487.9	1,759.7	1,481.6
Runoff subsidiaries acquired during the year	–	–	–	38.2	–

Total runoff subsidiaries	1,989.9	2,116.5	2.487.9	1,797.9	1,481.6

Life insurance subsidiary(3)	–	–	–	–	26.2

Net provision for claims and LAE	11,043.4	10,646.3	10,658.6	9,362.2	7,847.7
Reinsurance gross-up	3,685.0	4,401.8	4,843.7	6,872.9	7,318.3

Gross provision for claims and LAE	14,728.4	15,048.1	15,502.3	16,235.1	15,166.0

(1)	Including Group Re

(2)	Advent in 2008 and Opus Re in 2004

(3)	Former Northbridge life insurance subsidiary sold in 2005

The fourteen tables that follow show the reserve reconciliation and the reserve development of Northbridge (Canadian insurance), Crum & Forster (U.S. insurance), Fairfax Asia (Asian insurance), OdysseyRe and Reinsurance – Other (Group Re and Advent) and Runoff’s net provision for claims. Because business is written in multiple geographic locations and currencies, there will necessarily be some distortions caused by foreign currency fluctuations. Northbridge tables are presented in Canadian dollars and Crum & Forster, Fairfax Asia, OdysseyRe, Reinsurance - Other and Runoff tables are presented in U.S. dollars.

The company endeavours to establish adequate provisions for claims and LAE at the original valuation date, with the objective of achieving net favourable prior period reserve development at subsequent valuation dates. The reserves will always be subject to upward or downward development in the future, and future development could be significantly different from the past due to many unknown factors.

With regard to the five tables that follow that show the calendar year claims reserve development, note that when in any year there is a redundancy or reserve strengthening related to a prior year, the amount of the change in favourable (unfavourable) development thereby reflected for that prior year is also reflected in the favourable (unfavourable) development for each year thereafter.

The accident year claims reserve development tables that follow for Northbridge, Crum & Forster and OdysseyRe show the development of the provision for claims reserves including LAE by accident year commencing in 1998, with the re-estimated amount of each accident year’s reserve development shown in subsequent years up to December 31, 2008. All claims are attributed back to the year of loss, regardless of when they were reported or adjusted. For example, Accident Year 2005 represents all claims with a date of loss between January 1, 2005 and December 31, 2005. The initial reserves set up at the end of the year are re-evaluated over time to determine their redundancy or deficiency based on actual payments in full or partial settlements of claims plus current estimates of the reserves for claims still open or claims still unreported.

FAIRFAX FINANCIAL HOLDINGS LIMITED

  Canadian Insurance – Northbridge

The following table shows for Northbridge (excluding Federated Life, which was sold in 2005) the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2004 through 2008. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – Northbridge

	2008	2007	2006	2005	2004
		(In Cdn$ except as indicated)

Provision for claims and LAE at January 1	1,696.0	1,640.2	1,408.7	1,153.9	855.4

Incurred losses on claims and LAE
Provision for current accident year’s claims	925.3	778.4	780.8	825.9	736.3
Foreign exchange effect on claims	59.2	(46.8)	0.8	(5.8)	(13.3)
Increase (decrease) in provision for prior accident years’ claims	(67.1)	(31.5)	54.1	(38.1)	15.0

Total incurred losses on claims and LAE	917.4	700.1	835.7	782.0	738.0

Payments for losses on claims and LAE
Payments on current accident year’s claims	(298.6)	(267.9)	(251.1)	(248.1)	(206.1)
Payments on prior accident years’ claims	(383.0)	(376.4)	(353.1)	(279.1)	(233.4)

Total payments for losses on claims and LAE	(681.6)	(644.3)	(604.2)	(527.2)	(439.5)

Provision for claims and LAE at December 31	1,931.8	1,696.0	1,640.2	1,408.7	1,153.9
Exchange rate	0.8100	1.0132	0.8593	0.8561	0.8347
Provision for claims and LAE at December 31 converted to U.S. dollars	1,564.8	1,718.4	1,409.5	1,205.9	963.1

The following table shows for Northbridge (excluding Federated Life, which was sold in 2005) the original provision for claims reserves including LAE at each calendar year-end commencing in 1998, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

Northbridge’s Calendar Year Claims Reserve Development

	Calendar year
As at December 31	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
	(In Cdn$)

Provision for claims including LAE	593.3	603.3	585.5	621.9	728.9	855.4	1,153.9	1,408.7	1,640.2	1,696.0	1,931.8
Cumulative payments as of:
One year later	196.8	218.9	223.7	200.7	273.7	233.4	279.1	353.1	376.4	383.0
Two years later	315.9	334.4	333.8	366.6	396.9	377.9	441.8	594.2	619.5
Three years later	398.3	417.8	458.2	451.4	500.1	493.3	576.0	777.3
Four years later	455.4	516.9	525.3	527.2	577.1	585.1	707.7
Five years later	533.1	566.7	573.9	580.6	632.3	671.0
Six years later	567.4	600.7	609.0	616.3	687.0
Seven years later	590.4	627.3	634.3	654.4
Eight years later	608.7	646.4	660.5
Nine years later	622.4	665.1
Ten years later	638.5
Reserves re-estimated as of:
One year later	573.9	596.7	617.9	630.1	724.8	864.8	1,114.6	1,461.7	1,564.3	1,674.0
Two years later	574.1	621.6	634.3	672.3	792.1	880.8	1,094.0	1,418.1	1,545.4
Three years later	593.3	638.0	673.9	721.8	812.2	890.1	1,096.7	1,412.5
Four years later	607.3	674.9	717.2	741.6	826.9	903.2	1,107.2
Five years later	644.6	711.8	724.5	752.2	836.6	924.4
Six years later	673.5	714.0	734.8	762.1	857.9
Seven years later	674.4	723.8	743.2	780.4
Eight years later	687.5	733.6	756.8
Nine years later	697.2	743.7
Ten years later	705.7
Favourable (unfavourable) development	(112.4)	(140.4)	(171.3)	(158.5)	(129.0)	(69.0)	46.7	(3.8)	94.8	22.0

Northbridge experienced net favourable reserve development of Cdn$22.0 in 2008 as a result of favourable loss reserve development of Cdn$67.1, partially offset by the effect of unfavourable foreign currency movements on the translation of the U.S. dollar-denominated claims liabilities of Commonwealth and Markel of Cdn$45.1. The favourable development primarily reflected better than expected loss emergence across most lines of business on the most recent accident years. The total foreign exchange effect on claims reserves contributed unfavourable development of Cdn$59.2, caused by the weakening of the Canadian dollar relative to the U.S. dollar during 2008 and comprised Cdn$45.1 related to prior years and Cdn$14.1 related to the current year.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table is derived from the “Northbridge’s Calendar Year Claims Reserve Development” table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

Northbridge’s Accident Year Claims Reserve Development

	Accident year
	1998 &
As at December 31	Prior	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
	(In Cdn$)

End of first year	593.3	226.2	207.7	227.7	299.5	404.2	522.4	573.1	531.6	508.1	640.8
One year later	573.9	219.3	215.2	219.6	253.3	346.4	467.2	646.8	499.2	505.1
Two years later	574.1	225.2	215.2	222.1	271.0	342.3	437.2	600.5	485.9
Three years later	593.3	227.5	217.9	228.4	271.3	336.9	426.9	584.4
Four years later	607.3	227.1	224.3	240.9	275.4	340.3	416.2
Five years later	644.6	235.1	229.4	241.2	275.2	340.2
Six years later	673.5	236.4	229.8	242.6	278.3
Seven years later	674.4	233.2	228.6	247.3
Eight years later	687.5	233.1	232.0
Nine years later	697.2	234.8
Ten years later	705.7
Favourable (unfavourable) development	(18.9)%	(3.8)%	(11.7)%	(8.6)%	7.1%	15.8%	20.3%	(2.0)%	8.6%	0.6%

Accident years 2002 to 2007 reflect cumulative favourable development largely attributable to lower than expected frequency and severity of claims in commercial automobile and property lines of business, with the exception of accident year 2005 that was adversely impacted by new claims and net adverse claims development on hurricane losses in calendar year 2006. Reserves for the 1999-2001 accident years were adversely impacted by higher than expected severity of automobile-related claims and general liability claims. Reserves for the 1998 and prior period were impacted by pre-1990 general liability claims.

  U.S. Insurance – Crum & Forster

The following table shows for Fairfax’s U.S. insurance operations the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2004 through 2008. Beginning in 2006, U.S. insurance consists of Crum & Forster only (the years prior to 2006 include Fairmont, the business of which was assumed by Crum & Forster effective January 1, 2006 while the Fairmont entities were transferred to U.S. runoff). The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – U.S. Insurance

	2008	2007	2006	2005	2004

Provision for claims and LAE at January 1	1,668.9	1,686.9	1,756.7	1,703.1	1,669.7

Transfer of Fairmont to Runoff	–	–	(146.2)	–	–

Incurred losses on claims and LAE
Provision for current accident year’s claims	802.8	816.8	762.2	785.9	795.4
Increase (decrease) in provision for prior accident years’ claims	59.0	(46.6)	(48.9)	(31.3)	(30.1	)(1)

Total incurred losses on claims and LAE	861.8	770.2	713.3	754.6	765.3

Payments for losses on claims and LAE
Payments on current accident year’s claims	(228.3)	(217.2)	(158.0)	(171.5)	(185.6)
Payments on prior accident years’ claims	(264.1)	(571.0)	(478.9)	(529.5)	(546.3)

Total payments for losses on claims and LAE	(492.4)	(788.2)	(636.9)	(701.0)	(731.9)

Provision for claims and LAE at December 31	2,038.3	1,668.9	1,686.9	1,756.7	1,703.1

(1)	Offset in Crum & Forster’s underwriting results by ceding premiums paid on strengthening prior years’ loss reserves, resulting in a net cost to Crum & Forster of $25.0.

The following table shows for Crum & Forster the original provision for claims reserves including LAE at each calendar year-end commencing in 1998, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amounts of these reserves.

Crum & Forster’s Calendar Year Claims Reserve Development (excluding Fairmont prior to 2006)

	Calendar year
As at December 31	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008

Provision for claims including LAE	2,491.9	2,187.5	1,736.6	1,318.2	1,238.4	1,538.2	1,578.2	1,610.6	1,686.9	1,668.9	2,038.3
Cumulative payments as of:
One year later	664.5	757.4	667.2	447.0	161.3	460.0	466.0	478.9	571.0	264.1
Two years later	1,228.1	1,301.8	1,012.2	525.0	514.5	792.2	796.7	848.7	629.2
Three years later	1,640.5	1,568.4	1,083.8	812.4	780.0	1,045.1	1,066.1	804.7
Four years later	1,910.0	1,633.9	1,311.1	1,029.8	970.2	1,257.1	959.6
Five years later	1,911.0	1,855.3	1,483.6	1,185.5	1,144.6	1,111.5
Six years later	2,074.8	2,023.8	1,613.9	1,337.6	960.8
Seven years later	2,223.0	2,151.5	1,739.9	1,137.6
Eight years later	2,333.5	2,276.0	1,531.6
Nine years later	2,444.2	2,085.4
Ten years later	2,243.9
Reserves re-estimated as of:
One year later	2,507.0	2,263.1	1,691.0	1,337.7	1,278.6	1,508.1	1,546.9	1,561.7	1,640.3	1,727.9
Two years later	2,523.5	2,269.2	1,708.3	1,411.7	1,285.9	1,536.0	1,509.2	1,525.3	1,716.5
Three years later	2,526.4	2,282.0	1,754.8	1,420.7	1,308.2	1,513.3	1,499.7	1,640.4
Four years later	2,540.7	2,325.1	1,765.2	1,438.6	1,296.8	1,545.5	1,616.7
Five years later	2,577.2	2,348.0	1,779.1	1,437.0	1,330.0	1,674.8
Six years later	2,603.9	2,361.6	1,794.1	1,469.0	1,457.2
Seven years later	2,616.6	2,368.4	1,816.6	1,592.4
Eight years later	2,633.7	2,388.5	1,945.5
Nine years later	2,651.5	2,513.4
Ten years later	2,779.7
Favourable (unfavourable) development	(287.8)	(325.9)	(208.9)	(274.2)	(218.8)	(136.6)	(38.5)	(29.8)	(29.6)	(59.0)

In 2008, Crum & Forster experienced net unfavourable development of $59.0, attributable to losses related to the commutation of a reinsurance treaty of $84.2 and the settlement of an asbestos-related lawsuit of $25.5, partially offset by otherwise net favourable development, primarily in the workers’ compensation and general liability lines of business, attributable to net favourable loss emergence in almost all accident years. Specifically, favourable development in the workers’ compensation line was principally attributable to favourable results in non-California medical reserves for older accident years and non-California indemnity reserves for more recent accident years.

The following table is derived from the “Crum & Forster’s Calendar Year Claims Reserve Development” table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

Crum & Forster’s Accident Year Claims Reserve Development

	Accident year
	1998 &
As at December 31	Prior	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008

End of first year	2,491.9	345.0	231.0	294.4	347.7	420.9	530.1	529.7	604.2	599.6	574.5
One year later	2,507.0	404.0	179.3	296.6	313.9	383.5	470.9	518.5	594.0	582.5
Two years later	2,523.5	407.3	183.7	324.1	312.2	389.1	455.9	491.6	555.1
Three years later	2,526.4	405.8	187.1	322.8	316.7	377.8	414.2	489.7
Four years later	2,540.7	412.4	174.6	326.7	306.8	376.8	401.9
Five years later	2,577.2	408.5	174.9	310.1	308.0	378.9
Six years later	2,603.9	409.5	183.2	319.6	311.8
Seven years later	2,616.6	399.1	185.6	314.2
Eight years later	2,633.7	401.4	189.5
Nine years later	2,651.5	398.2
Ten years later	2,779.7
Favourable (unfavourable) development	(11.5)%	(15.4)%	18.0%	(6.7)%	10.3%	10.0%	24.2%	7.6%	8.1%	2.9%

FAIRFAX FINANCIAL HOLDINGS LIMITED

Adverse development in accident year 2001 and prior accident years reflected increased frequency and severity on casualty lines and the effects of increased competitive conditions during this period, and included strengthening of asbestos, environmental and latent claims reserves on 1998 and prior accident years. Similar development experienced in accident year 2000 was more than offset by the benefit of corporate aggregate reinsurance. Accident year 1998 and prior adverse development also reflected the adverse impact of the loss on a reinsurance commutation in 2008. Accident years 2002 to 2007 had net favourable development, principally attributable to workers’ compensation business and favourable development on general liability and commercial multi-peril exposures experiencing decreased loss activity.

  Asian Insurance – Fairfax Asia

The following table shows for Fairfax Asia the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2004 through 2008. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – Fairfax Asia

	2008	2007	2006	2005	2004

Provision for claims and LAE at January 1	91.0	87.6	74.7	54.7	25.1

Incurred losses on claims and LAE
Provision for current accident year’s claims	65.5	43.1	34.7	39.6	24.9
Foreign exchange effect on claims	0.1	2.2	2.1	(0.2)	–
Increase (decrease) in provision for prior accident years’ claims	3.4	(4.4)	2.8	5.1	(0.2)

Total incurred losses on claims and LAE	69.0	40.9	39.6	44.5	24.7

Payments for losses on claims and LAE
Payments on current accident year’s claims	(15.9)	(11.0)	(11.1)	(11.2)	(8.3)
Payments on prior accident years’ claims	(30.9)	(26.5)	(15.6)	(13.3)	(7.9)

Total payments for losses on claims and LAE	(46.8)	(37.5)	(26.7)	(24.5)	(16.2)

Provision for claims and LAE at December 31 before the undernoted	113.2	91.0	87.6	74.7	33.6
Provision for claims and LAE at December 31 for First Capital	–	–	–	–	21.1

Provision for claims and LAE at December 31	113.2	91.0	87.6	74.7	54.7

The following table shows for Fairfax Asia the original provision for claims reserves including LAE at each calendar year-end commencing in 1998, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves. The following Asian insurance subsidiaries’ reserves are included from the respective years in which such subsidiaries were acquired:

Year acquired

Falcon Insurance	1998
Winterthur (Asia) (now part of First Capital Insurance)	2001
First Capital Insurance	2004

Fairfax Asia’s Calendar Year Claims Reserve Development

	Calendar year
As at December 31	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008

Provision for claims including LAE	5.6	9.2	11.0	29.6	23.1	25.1	54.7	74.7	87.6	91.0	113.2
Cumulative payments as of:
One year later	0.9	2.3	5.7	19.0	10.1	7.9	13.3	15.6	26.5	30.9
Two years later	1.4	5.3	7.9	26.1	14.1	13.1	21.9	32.6	45.2
Three years later	3.2	6.3	9.7	27.9	16.5	15.9	29.1	44.6
Four years later	3.4	7.0	10.8	29.1	17.8	17.3	32.6
Five years later	3.4	7.1	11.6	29.5	18.2	17.9
Six years later	3.4	7.2	11.6	29.7	18.5
Seven years later	3.5	7.2	11.7	29.8
Eight years later	3.5	7.2	11.7
Nine years later	3.4	7.2
Ten years later	3.4
Reserves re-estimated as of:
One year later	5.6	8.9	13.4	32.8	22.4	24.9	59.6	79.6	84.5	94.9
Two years later	3.5	9.1	14.1	32.3	22.2	23.1	58.2	72.2	84.1
Three years later	3.8	9.3	13.6	32.2	21.3	21.2	49.9	71.8
Four years later	3.8	8.3	13.3	31.5	20.5	20.0	48.3
Five years later	3.6	8.0	12.8	30.8	19.6	20.0
Six years later	3.5	7.5	12.3	30.2	19.8
Seven years later	3.5	7.4	11.9	30.4
Eight years later	3.5	7.2	11.9
Nine years later	3.4	7.2
Ten years later	3.4
Favourable (unfavourable) development	2.2	2.0	(0.9)	(0.8)	3.3	5.1	6.4	2.9	3.5	(3.9)

Fairfax Asia experienced net unfavourable reserve development of $3.9 during 2008 as a result of unfavourable loss reserve development of $3.4 and unfavourable foreign exchange movements on translation of claims reserves denominated in foreign currencies of $0.5. The unfavourable development related to workers’ compensation insurance claims at Falcon, partially offset by favourable development in fire, hull and engineering lines at First Capital. The total unfavourable foreign exchange effect on claims reserves was $0.1, consisting of unfavourable development of $0.5 on prior years and favourable development of $0.4 on the current year.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Reinsurance – OdysseyRe

The following table shows for OdysseyRe the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2004 through 2008. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – OdysseyRe

	2008	2007	2006	2005	2004

Provision for claims and LAE at January 1	4,475.6	4,403.1	3,865.4	3,132.5	2,340.9

Incurred losses on claims and LAE
Provision for current accident year’s claims	1,518.8	1,367.9	1,344.3	1,888.9	1,441.1
Foreign exchange effect on claims	(143.2)	26.6	46.6	(28.1)	24.9
Increase (decrease) in provision for prior accident years’ claims	(10.1)	40.5	185.4	166.5	181.2

Total incurred losses on claims and LAE	1,365.5	1,435.0	1,576.3	2,027.3	1,647.2

Payments for losses on claims and LAE
Payments on current accident year’s claims	(264.8)	(251.4)	(251.3)	(380.7)	(300.3)
Payments on prior accident years’ claims	(1,016.0)	(1,111.1)	(787.3)	(913.7)	(632.4)

Total payments for losses on claims and LAE	(1,280.8)	(1,362.5)	(1,038.6)	(1,294.4)	(932.7)

Provision for claims and LAE at December 31 before the undernoted	4,560.3	4,475.6	4,403.1	3,865.4	3,055.4
Provision for claims and LAE at December 31 for Opus Re	–	–	–	–	77.1

Provision for claims and LAE at December 31	4,560.3	4,475.6	4,403.1	3,865.4	3,132.5

The following table shows for OdysseyRe the original provision for claims reserves including LAE at each calendar year-end commencing in 1998, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

OdysseyRe’s Calendar Year Claims Reserve Development

					Calendar year
As at December 31	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008

Provision for claims including LAE	1,987.6	1,831.5	1,666.8	1,674.4	1,844.6	2,340.9	3,132.5	3,865.4	4,403.1	4,475.6	4,560.3
Cumulative payments as of:
One year later	594.1	608.5	596.2	616.2	601.8	632.4	913.7	787.3	1,111.1	1,016.0
Two years later	1,054.6	1,041.3	1,009.9	985.4	998.8	1,212.9	1,298.5	1,614.0	1,808.2
Three years later	1,352.9	1,332.8	1,276.4	1,295.5	1,423.6	1,455.7	1,835.7	2,160.9
Four years later	1,546.2	1,505.5	1,553.1	1,601.6	1,562.6	1,898.4	2,221.0
Five years later	1,675.4	1,718.4	1,802.2	1,665.8	1,932.4	2,206.1
Six years later	1,828.1	1,901.2	1,827.3	1,968.7	2,188.1
Seven years later	1,941.1	1,904.4	2,061.8	2,173.5
Eight years later	1,896.4	2,102.7	2,224.6
Nine years later	2,045.8	2,248.7
Ten years later	2,164.5
Reserves re-estimated as of:
One year later	2,033.8	1,846.2	1,689.9	1,740.4	1,961.5	2,522.1	3,299.0	4,050.8	4,443.6	4,465.5
Two years later	2,043.0	1,862.2	1,768.1	1,904.2	2,201.0	2,782.1	3,537.0	4,143.5	4,481.5
Three years later	2,043.7	1,931.4	1,987.9	2,155.2	2,527.7	3,049.6	3,736.1	4,221.3
Four years later	2,084.8	2,113.2	2,241.1	2,468.0	2,827.3	3,293.8	3,837.5
Five years later	2,215.6	2,292.2	2,535.0	2,725.8	3,076.8	3,414.1
Six years later	2,305.5	2,526.7	2,750.5	2,973.6	3,202.2
Seven years later	2,429.1	2,702.1	2,968.9	3,079.3
Eight years later	2,570.6	2,893.0	3,068.6
Nine years later	2,735.4	2,985.4
Ten years later	2,810.7
Favourable (unfavourable) development	(823.1)	(1,153.9)	(1,401.8)	(1,404.9)	(1,357.6)	(1,073.2)	(705.0)	(355.9)	(78.4)	10.1

OdysseyRe experienced net favourable development of $10.1 in 2008, primarily attributable to loss emergence lower than expectations in the period on professional liability and miscellaneous property lines of business in the London Market division ($40.0), U.S. Insurance division ($34.3) and EuroAsia division ($2.4). This favourable development was partially offset by loss emergence greater than expectations in the period, principally related to asbestos claims in the Americas division.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table is derived from the “OdysseyRe’s Calendar Year Claims Reserve Development” table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

OdysseyRe’s Accident Year Claims Reserve Development

	Accident Year
	1998 &
As at December 31	Prior	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008

End of first year	1,987.6	391.7	429.1	580.9	720.6	981.3	1,242.1	1,480.2	1,139.6	1,143.1	1,110.8
One year later	2,033.8	397.4	436.0	568.7	673.5	923.8	1,149.3	1,427.6	1,087.4	1,095.2
Two years later	2,043.0	412.4	445.0	512.7	661.6	856.4	1,119.7	1,321.2	1,047.5
Three years later	2,043.7	440.4	483.0	510.2	675.4	824.1	1,074.6	1,297.5
Four years later	2,084.8	491.4	557.7	529.2	717.7	818.8	1,055.9
Five years later	2,215.6	580.9	617.0	571.6	719.4	813.7
Six years later	2,305.5	691.7	656.8	601.0	739.1
Seven years later	2,429.1	725.7	684.3	606.9
Eight years later	2,570.6	751.8	691.7
Nine years later	2,735.3	768.8
Ten years later	2,810.7
Favourable (unfavourable) development	(41.4)%	(96.3)%	(61.2)%	(4.5)%	(2.6)%	17.1%	15.0%	12.3%	8.1%	4.2%

The increase in reserves on accident years 1998 and prior for calendar year 2008 related principally to increased reserves for asbestos and environmental pollution liabilities. The increases in reserves on accident years 1998 through 2002 in recent calendar years related principally to casualty reinsurance written in the United States in the late 1990s and early 2000s. These years experienced a proliferation of claims relating to bankruptcies and corporate improprieties, resulting in an increase in the frequency and severity of claims in professional liability lines. Additionally, claims experience in general liability and excess workers’ compensation classes of business in this period reflected the effects of increasing competitive conditions.

Improvements in competitive conditions and in the economic environment beginning in 2001 resulted in a general downward trend on re-estimated reserves for accident years 2003 through 2007. Initial loss estimates for these more recent accident years did not fully anticipate the improvements in competitive and economic conditions achieved since the early 2000s.

Reinsurance – Other (Group Re and Advent)

The following table shows for Reinsurance – Other (being only Group Re, except as indicated) the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2004 through 2008. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – Reinsurance – Other

	2008	2007	2006	2005	2004

Provision for claims and LAE at January 1	554.4	558.8	632.3	459.2	342.4

Transfer to Runoff(1)	(97.9)	–	–	–	–

Incurred losses on claims and LAE
Provision for current accident year’s claims	132.4	168.6	201.0	325.9	261.6
Foreign exchange effect on claims	(86.7)	65.0	(0.4)	8.2	18.2
Increase (decrease) in provision for prior accident years’ claims	2.3	(28.4)	25.2	(0.9)	(15.6)

Total incurred losses on claims and LAE	48.0	205.2	225.8	333.2	264.2

Payments for losses on claims and LAE
Payments on current accident year’s claims	(42.4)	(54.4)	(73.7)	(55.6)	(21.6)
Payments on prior accident years’ claims	(93.0)	(155.2)	(225.6)	(104.5)	(125.8)

Total payments for losses on claims and LAE	(135.4)	(209.6)	(299.3)	(160.1)	(147.4)

Provision for claims and LAE at December 31 for Advent	372.9	–	–	–	–

Provision for claims and LAE at December 31 excluding CTR Life	742.0	554.4	558.8	632.3	459.2
CTR Life	34.9	21.5	24.8	29.3	27.3

Provision for claims and LAE at December 31	776.9	575.9	583.6	661.6	486.5

(1) Transfer to Runoff of nSpire Re’s Group Re business in 2008.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table shows for Reinsurance – Other (being only Group Re, except as at December 31, 2008) the original provision for claims reserves including LAE at each calendar year-end commencing in 1998, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

Reinsurance – Other’s Calendar Year Claims Reserve Development(1)

	Calendar Year
As at December 31	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008

Provisions for claims including LAE	156.3	205.7	209.8	232.4	226.1	263.3	267.6	315.6	373.5	456.5	742.0
Cumulative payments as of:
One year later	39.2	34.8	47.5	66.6	78.2	115.8	54.3	40.3	85.9	93.0
Two years later	65.6	73.6	100.5	129.7	175.5	152.8	74.6	104.3	151.9
Three years later	97.6	119.9	146.0	215.0	206.0	164.9	128.8	160.5
Four years later	129.4	146.9	221.0	232.0	209.0	210.0	179.2
Five years later	136.9	215.4	227.7	222.5	243.4	251.8
Six years later	182.0	216.5	205.4	243.7	276.7
Seven years later	183.1	189.0	220.4	265.2
Eight years later	164.3	200.7	237.9
Nine years later	172.7	213.3
Ten years later	183.3
Reserves re-estimated as of:
One year later	171.6	191.1	205.3	229.5	268.2	286.3	279.6	319.4	429.4	383.8
Two years later	164.5	185.2	202.8	258.5	295.2	302.9	288.2	361.9	375.8
Three years later	163.1	185.5	222.7	277.5	310.1	317.3	326.7	322.9
Four years later	161.3	202.4	242.0	283.2	323.4	348.4	302.8
Five years later	176.3	216.9	245.3	291.1	348.1	338.0
Six years later	183.5	217.6	251.5	307.9	343.5
Seven years later	184.2	222.6	266.0	305.8
Eight years later	189.0	235.4	266.9
Nine years later	200.1	236.0
Ten years later	201.0
Favourable (unfavourable) development	(44.7)	(30.3)	(57.1)	(73.4)	(117.4)	(74.7)	(35.2)	(7.3)	(2.3)	72.7

(1)	The above table has been restated to reflect the transfer of nSpire Re’s Group Re business to Runoff effective January 1, 2008.

Group Re experienced net favourable reserve development of $72.7 during 2008 principally as a result of the effect of favourable foreign exchange movement of the Canadian dollar relative to the U.S. dollar at CRC (Bermuda) of $75.0, partially offset by unfavourable development of $2.3 related primarily to pre-2000 general liability and commercial auto business. The total foreign exchange effect on claims reserves was $86.7, consisting of $75.0 on prior years and $11.7 on the current year. The impact of this foreign exchange movement did not affect the combined ratio but was reflected in the currency translation account included in accumulated other comprehensive income (as CRC (Bermuda)’s functional currency is the Canadian dollar).

Runoff

The following table shows for Fairfax’s Runoff operations the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2004 through 2008. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – Runoff

	2008	2007	2006		2005		2004

Provision for claims and LAE at January 1	2,116.5	2,487.9	1,797.9		1,481.6		2,111.9

Transfer to Runoff(1)	97.9	–	146.2		–		–

Incurred losses on claims and LAE Provision for current accident year’s claims	13.7	5.3	96.2		63.9		129.7
Foreign exchange effect on claims	(30.5)	21.0	29.9		7.3		62.2
Increase in provision for prior accident years’ claims	64.1	90.9	75.8		442.9		115.9
Increase in provision – Swiss Re commutation	–	–	412.6		–		(3.9)

Total incurred losses on claims and LAE	47.3	117.2	614.5		514.1		303.9

Payments for losses on claims and LAE
Payments on current accident year’s claims	(2.6)	(4.1)	(32.8)		(31.0)		(21.5)
Payments on prior accident years’ claims	(269.2)	(484.5)	(37.9	)(2)	(205.0	)(3)	(912.7)

Total payments for losses on claims and LAE	(271.8)	(488.6)	(70.7)		(236.0)		(934.2)

Provision for claims and LAE at December 31 before the undernoted	1,989.9	2,116.5	2,487.9		1,759.7		1,481.6
Provision for claims and LAE at December 31 for Corifrance	–	–	–		38.2		–

Provision for claims and LAE at December 31	1,989.9	2,116.5	2,487.9		1,797.9		1,481.6

(1)	Transfer to Runoff of nSpire Re’s Group Re business in 2008, and of Fairmont in 2006.

(2)	Reduced by $587.4 of proceeds received from the commutation of the Swiss Re corporate adverse development cover.

(3)	Reduced by $570.3 of proceeds received and proceeds due from the commutation of two significant adverse development covers.

In 2008, Runoff experienced $64.1 of net unfavourable development. U.S. runoff experienced net unfavourable development of $66.9, primarily attributable to losses on the commutation of ceded reinsurance recoverables of $11.1, strengthening of uncollectible reinsurance reserves of $4.8, and strengthening of workers’ compensation reserves at TIG of $50.0. Partially offsetting this adverse development in the U.S. was net favourable development of $2.8 experienced in European runoff, principally related to decreased loss activity on its European book of business.

Asbestos, Pollution and Other Hazards

General APH Discussion

A number of Fairfax’s subsidiaries wrote general liability policies and reinsurance prior to their acquisition by Fairfax under which policyholders continue to present asbestos-related injury claims, claims alleging injury, damage or clean up costs arising from environmental pollution, and other health hazard or mass tort (collectively “APH”) claims. The vast majority of these claims are presented under policies written many years ago.

There is a great deal of uncertainty surrounding these types of claims, which impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from most other types of claim because there is, across the U.S., inconsistent precedent, if any at all, to determine what, if any, coverage exists or which, if any, policy years and insurers/reinsurers may be liable. These uncertainties are exacerbated by judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability. The insurance industry as a whole is engaged in extensive litigation over these coverage and liability issues and is thus confronted with continuing uncertainty in its efforts to quantify APH exposures. Conventional actuarial reserving

FAIRFAX FINANCIAL HOLDINGS LIMITED

techniques cannot be used to estimate the ultimate cost of such claims, due to inadequate loss development patterns and inconsistent and yet-emerging legal doctrine.

Following is an analysis of Fairfax’s gross and net loss and ALAE reserves from APH exposures at year-end 2008, 2007, and 2006 and the movement in gross and net reserves for those years:

	2008		2007		2006
	Gross	Net	Gross	Net	Gross	Net

Runoff Companies
Provision for APH claims and ALAE at January 1	1,039.0	305.2	1,153.2	333.2	1,286.5	366.7
APH losses and ALAE incurred during the year	26.5	18.9	0.8	(6.5)	10.3	7.0
APH losses and ALAE paid during the year	113.2	31.0	115.0	21.5	143.6	40.5
Provision for APH claims and ALAE at December 31	952.3	293.1	1,039.0	305.2	1,153.2	333.2
Crum & Forster
Provision for APH claims and ALAE at January 1	511.8	442.7	509.2	443.5	533.5	475.0
APH losses and ALAE incurred during the year	33.5	36.2	64.1	54.5	51.6	33.9
APH losses and ALAE paid during the year	78.3	78.0	61.5	55.3	75.9	65.4
Provision for APH claims and ALAE at December 31	467.0	400.9	511.8	442.7	509.2	443.5
OdysseyRe(1)
Provision for APH claims and ALAE at January 1	381.2	256.9	344.6	215.7	315.2	199.8
APH losses and ALAE incurred during the year	76.4	45.1	100.1	77.5	61.9	40.3
APH losses and ALAE paid during the year	62.8	41.6	63.5	36.3	32.5	24.4
Provision for APH claims and ALAE at December 31	394.8	260.4	381.2	256.9	344.6	215.7
Fairfax Total
Provision for APH claims and ALAE at January 1	1,932.0	1,004.8	2,007.0	992.4	2,135.2	1,041.5
APH losses and ALAE incurred during the year	136.4	100.2	165.0	125.5	123.8	81.2
APH losses and ALAE paid during the year	254.3	150.6	240.0	113.1	252.0	130.3
Provision for APH claims and ALAE at December 31	1,814.1	954.4	1,932.0	1,004.8	2,007.0	992.4

(1)	Net reserves presented for OdysseyRe exclude cessions under a stop loss agreement with nSpire Re which was commuted in 2006.

Asbestos Claim Discussion

As a result of tort reform, both legislative and judicial, the landscape of asbestos litigation has experienced significant change in the U.S. during the past three years. During this time, several states (Mississippi, Texas, Michigan and Ohio, for example) have enacted local tort reform serving to restrict the volume of filings, increase plaintiffs’ burden of demonstrating an injury, provide seriously injured plaintiffs with preferential treatment on the docket and apportion liability more equitably among defendants. However, with the recent transfer of power in the legislative branches, 2008 proved to be a more difficult year for tort reform efforts. While asbestos tort reform bills continued to be introduced in 2008, few met with any success. It is expected that the plaintiff bar will increase its efforts to reverse the positive momentum that asbestos defendants have gained over the past few years.

Doctors and screening companies that diagnosed large numbers of unimpaired asbestos plaintiffs remain under scrutiny. Some key participants are under investigation by government authorities. Others have had their medical licenses challenged. Others, while under oath, have recanted prior diagnoses. Defendants continue to challenge plaintiffs’ doctors who have engaged in questionable diagnosing practices and some courts have excluded these doctors’ opinions.

The result has been a dramatic decrease in mass asbestos plaintiff screening efforts over the past few years and a sharp decline in the number of unimpaired plaintiffs filing claims. The majority of claims now being filed are mesothelioma, lung cancer or impaired asbestosis cases. This reduction in new filings has focused the litigants on the more seriously injured plaintiffs. While initially there was a concern that such a focus would dramatically increase the settlement value of individual asbestos cases involving malignancies, such values have increased only modestly over the past few years.

With few asbestos litigation controls in place, California continues to be an active and challenging venue for defendants. Plaintiff attorneys from other U.S. states that were once considered pro-plaintiff jurisdictions have established a presence in Southern California and the Bay Area, where they continue to file cases. In 2008 there were at least two plaintiff verdicts returned by Southern California juries. Plaintiff firms have likewise migrated to Delaware, but have yet to see the success at trial that they have experienced in California. As such, the risk to insurers of taking a seriously injured asbestos plaintiff to verdict in California continues to be significant.

Following is an analysis of Fairfax’s gross and net loss and ALAE reserves from asbestos exposures at year-end 2008, 2007, and 2006 and the movement in gross and net reserves for those years:

	2008		2007		2006
	Gross	Net	Gross	Net	Gross	Net

Runoff Companies
Provision for asbestos claims and ALAE at January 1	655.4	199.9	729.8	219.0	857.4	248.6
Asbestos losses and ALAE incurred during the year	7.1	4.0	6.2	(8.7)	(22.9)	(3.6)
Asbestos losses and ALAE paid during the year	73.5	17.1	80.6	10.4	104.7	26.0
Provision for asbestos claims and ALAE at December 31	589.0	186.8	655.4	199.9	729.8	219.0
Crum & Forster
Provision for asbestos claims and ALAE at January 1	391.5	333.6	404.4	348.2	426.9	376.7
Asbestos losses and ALAE incurred during the year	23.1	25.2	31.1	24.3	38.2	22.7
Asbestos losses and ALAE paid during the year	58.2	57.0	44.0	38.9	60.7	51.2
Provision for asbestos claims and ALAE at December 31	356.4	301.8	391.5	333.6	404.4	348.2
OdysseyRe(1)
Provision for asbestos claims and ALAE at January 1	339.2	222.4	308.7	189.0	274.8	169.1
Asbestos losses and ALAE incurred during the year	73.8	41.0	85.9	63.0	62.5	40.6
Asbestos losses and ALAE paid during the year	52.4	32.9	55.4	29.6	28.6	20.7
Provision for asbestos claims and ALAE at December 31	360.6	230.5	339.2	222.4	308.7	189.0
Fairfax Total
Provision for asbestos claims and ALAE at January 1	1,386.1	755.9	1,442.9	756.2	1,559.1	794.4
Asbestos losses and ALAE incurred during the year	104.0	70.2	123.2	78.6	77.8	59.7
Asbestos losses and ALAE paid during the year	184.1	107.0	180.0	78.9	194.0	97.9
Provision for asbestos claims and ALAE at December 31	1,306.0	719.1	1,386.1	755.9	1,442.9	756.2

(1)	Net reserves presented for OdysseyRe exclude cessions under a stop loss agreement with nSpire Re which was commuted in 2006.

The policyholders with the most significant asbestos exposure are traditional defendants who manufactured, distributed or installed asbestos products on a large scale basis. The runoff companies are exposed to these risks and have the bulk of the direct asbestos exposure within Fairfax. While these insureds are relatively few in number, asbestos exposures for such entities have increased over the past decade due to the rising volume of claims, the erosion of underlying limits and the bankruptcies of target defendants. Crum & Forster has asbestos exposure related primarily to less prominent or “peripheral” defendants, including a mix of manufacturers, distributors and installers of asbestos-containing products, as well as premises owners. In 2008 Crum & Forster settled a lawsuit with one policyholder that had contributed significantly to the net asbestos-related loss incurred in 2008, 2007 and 2006. For the most part, these insureds are defendants on a regional rather than a U.S. nationwide basis. OdysseyRe has asbestos exposure arising from reinsurance contracts entered into before 1984.

Reserves for asbestos cannot be estimated using traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, Fairfax evaluates its direct asbestos exposure on an insured-by-insured basis. Since the mid-1990s this analysis has utilized a sophisticated, non-traditional methodology that draws upon company experience and supplemental databases to assess

FAIRFAX FINANCIAL HOLDINGS LIMITED

asbestos liabilities on reported claims. The methodology utilizes a ground-up, exposure-based analysis that constitutes the industry “best practice” approach for asbestos reserving. The methodology was initially critiqued by outside legal and actuarial consultants, and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology to be comprehensive and the results reasonable.

In the course of the insured-by-insured evaluation, the following factors are considered: available insurance coverage, including any umbrella or excess insurance that has been issued to the insured; limits, deductibles, and self-insured retentions; an analysis of each insured’s potential liability; the jurisdictions involved; past and anticipated future asbestos claim filings against the insured; loss development on pending claims; past settlement values of similar claims; allocated claim adjustment expenses; and applicable coverage defenses.

As part of the overall review of its asbestos exposure, Fairfax compares its level of reserves to various industry benchmarks. The most widely reported benchmark is the survival ratio, which represents the outstanding loss and ALAE reserves (including IBNR) at December 31 divided by the average paid losses and ALAE for the past three years. The resulting ratio is a simple measure of the estimated number of years before the year-end loss and ALAE reserves would be exhausted using recent payment run rates (the higher the ratio, the more years the loss and ALAE reserves would be expected to cover). The following table presents Fairfax’s asbestos survival ratios (Crum & Forster’s survival ratio is adversely affected as a result of its significant lawsuit settlement in 2008 referred to above):

	Runoff	Crum & Forster	OdysseyRe

Net loss and ALAE reserves	186.8	301.8	230.5
3-year average net paid loss and ALAE	17.8	49.0	27.7
3-year survival ratio	10.5	6.2	8.3

As a result of the processes, procedures and analyses described above, management believes that the reserves carried for asbestos claims at December 31, 2008 are appropriate based upon known facts and current law. However, there are a number of uncertainties surrounding the ultimate value of these claims that may result in changes in these estimates as new information emerges. Among these are: the unpredictability inherent in litigation, including the legal uncertainties described above, the added uncertainty brought upon by recent changes in the asbestos litigation landscape, and possible future developments regarding the ability to recover reinsurance for asbestos claims. It is also not possible to predict, nor has management assumed, any changes in the legal, social or economic environments and their impact on future asbestos claim development.

Environmental Pollution Discussion

Environmental pollution claims represent another significant exposure for Fairfax. However, claims against Fortune 500 companies continue to decline, and while insureds with single-site exposures are still active, Fairfax has resolved the majority of known claims from insureds with a large number of sites. In many cases, claims are being settled for less than initially anticipated due to improved site remediation technology and effective policy buybacks.

Despite the stability of recent trends, there remains great uncertainty in estimating liabilities arising from these exposures. First, the number of hazardous materials sites subject to cleanup is unknown. Today, approximately 1,255 sites are included on the National Priorities List (NPL) of the U.S. Environmental Protection Agency. Second, the liabilities of the insureds themselves are difficult to estimate. At any given site, the allocation of remediation costs among the potentially responsible parties varies greatly depending upon a variety of factors. Third, different courts have been presented with liability and coverage issues regarding pollution claims and have reached inconsistent decisions. There is also uncertainty about claims for damages to natural resources. These claims seek compensation for the harm caused by the loss of natural resources beyond clean up costs and fines. Natural resources are generally defined as land, air, water, fish, wildlife, biota, and other such resources. Funds recovered in these actions are generally to be used for ecological restoration projects and replacement of the lost natural resources.

The state of New Jersey, various special interest groups and Native American tribes in the state of Washington continue to pursue polluters for natural resource damages. However, these claims have developed slowly and have proven difficult for both plaintiffs and defendants to quantify. It remains to be seen whether or not natural resource damages claims will develop into significant risks for Fairfax insureds.

Following is an analysis of Fairfax’s gross and net loss and ALAE reserves from pollution exposures at year-end 2008, 2007, and 2006 and the movement in gross and net reserves for those years:

	2008		2007		2006
	Gross	Net	Gross	Net	Gross	Net

Runoff Companies
Provision for pollution claims and ALAE at January 1	333.4	86.0	360.5	90.5	358.0	90.2
Pollution losses and ALAE incurred during the year	19.2	13.4	(2.4)	0.9	35.6	12.1
Pollution losses and ALAE paid during the year	26.8	10.1	24.7	5.4	33.1	11.8
Provision for pollution claims and ALAE at December 31	325.8	89.3	333.4	86.0	360.5	90.5
Crum & Forster
Provision for pollution claims and ALAE at January 1	94.0	85.0	81.9	73.5	81.2	74.2
Pollution losses and ALAE incurred during the year	8.8	9.4	23.8	22.2	12.1	9.9
Pollution losses and ALAE paid during the year	14.6	15.5	11.7	10.7	11.4	10.6
Provision for pollution claims and ALAE at December 31	88.2	78.9	94.0	85.0	81.9	73.5
OdysseyRe(1)
Provision for pollution claims and ALAE at January 1	42.0	34.5	35.9	26.7	40.4	30.7
Pollution losses and ALAE incurred during the year	2.6	4.1	14.2	14.5	(0.6)	(0.3)
Pollution losses and ALAE paid during the year	10.4	8.7	8.1	6.7	3.9	3.7
Provision for pollution claims and ALAE at December 31	34.2	29.9	42.0	34.5	35.9	26.7
Fairfax Total
Provision for pollution claims and ALAE at January 1	469.4	205.5	478.3	190.7	479.6	195.1
Pollution losses and ALAE incurred during the year	30.6	26.9	35.6	37.6	47.1	21.7
Pollution losses and ALAE paid during the year	51.8	34.3	44.5	22.8	48.4	26.1
Provision for pollution claims and ALAE at December 31	448.2	198.1	469.4	205.5	478.3	190.7

(1)	Net reserves presented for OdysseyRe exclude cessions under a stop loss agreement with nSpire Re which was commuted in 2006.

As with asbestos reserves, exposure for pollution cannot be estimated with traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, the methodology used by Fairfax’s subsidiaries to establish direct pollution reserves is similar to that used for asbestos liabilities: the exposure presented by each insured and the anticipated cost of resolution is evaluated using a ground-up, exposure-based analysis that constitutes industry “best practice” for pollution reserving. As with asbestos reserving, this methodology was initially critiqued by outside legal and actuarial consultants, and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology to be comprehensive and the results reasonable.

In the course of performing these individualized assessments, the following factors are considered: the insured’s probable liability and available coverage, relevant judicial interpretations, the nature of the alleged pollution activities of the insured at each site, the number of sites, the total number of potentially responsible parties at each site, the nature of environmental harm and the corresponding remedy at each site, the ownership and general use of each site, the involvement of other insurers and the potential for other available coverage, and the applicable law in each jurisdiction.

The following table presents Fairfax’s environmental pollution survival ratios:

	Runoff	Crum & Forster	OdysseyRe

Net loss and ALAE reserves	89.3	78.9	29.9
3-year average net paid loss and ALAE	9.1	12.3	6.4
3-year survival ratio	9.8	6.4	4.7

Other Mass Tort/Health Hazards Discussion

In addition to asbestos and pollution, Fairfax faces exposure to other types of mass tort or health hazard claims. Such claims include breast implants, pharmaceutical products, chemical products, lead-based pigments, noise-induced hearing loss, tobacco, mold, and welding fumes. Currently, management believes that tobacco, lead pigment and methyl tertiary butyl ether (“MTBE”) are the most significant potential health hazard claim exposures facing Fairfax.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Tobacco companies have not aggressively pursued insurance coverage for tobacco bodily injury claims. One tobacco manufacturer and its parent company have submitted notices of tobacco-related claims to the runoff companies. The greatest exposure currently facing the tobacco companies is in Florida. The Florida Supreme Court overturned a $145 billion class action award but let stand the jury’s findings on negligence and concealment. Individuals who filed suit by January 1, 2008 are allowed to take advantage of those findings. An estimated five thousand to ten thousand claimants met the filing deadline. Also, in December 2008, the U.S. Supreme Court ruled that lawsuits against manufacturers based upon their advertising of certain cigarettes as “Light” or “Low Tar” can proceed and are not preempted by federal labeling laws. This ruling allows various purported class actions to proceed.

Fairfax subsidiaries have received notices of lead claims from former lead pigment manufacturers. In addition to individual actions, governmental actions have been brought against members of the pigment industry alleging they are responsible for abating the presence of lead paint in buildings, and for health care and educational costs for residents exposed to lead. There are active suits in California and Ohio. Notably, however, a verdict against certain lead pigment manufacturers in 2006 in Rhode Island was reversed by that state’s highest court in July 2008, finding that the pigment manufacturers could not be held liable under Rhode Island public nuisance law. This decision joins a growing list of similar decisions in other states.

In 1979, the U.S. Environmental Protection Agency approved MTBE for use as an oxygenate in gasoline. MTBE is a known animal carcinogen and a possible human carcinogen. Though other constituents of gasoline are also carcinogens, MTBE travels faster in groundwater due to its greater solubility. It is also more resistant to natural attenuation and has a low taste and odor threshold. Accordingly, it poses a greater threat to drinking water supplies and is more expensive to remediate. Throughout 2006, most U.S. petroleum companies removed MTBE from their gasoline. Nonetheless, policyholders of Fairfax subsidiaries are involved in nearly 200 underlying actions, including two multi-district litigations (“MDL”). Certain defendants partially settled one of the MDL cases in 2008, but otherwise there was very little noteworthy activity in the MTBE litigation in 2008. The liability that this litigation presents to Fairfax remains uncertain.

Based on recent tort and judicial reform and a federal judge’s findings in the silica MDL, it does not appear that silica claims will present a significant exposure to Fairfax. Silica claim filings continued to drop significantly in 2008 and pending claim counts continue to fall. The two major states where there had been many silica claims filed in the past have had little recent silica trial activity, since the majority of those claims were brought by unimpaired plaintiffs. Under the current laws in those states, a plaintiff may not proceed with his or her claim unless it can be shown that they have suffered lung impairment according to objective medical criteria. Accordingly, very few silica cases were litigated or settled in 2008. Plaintiffs have mounted a constitutional challenge to a critical element of tort reform in Texas, and other efforts to undermine tort reform in the courts and state legislatures are likely. In light of these efforts, the possibility of renewed potential exposure to Fairfax from silica litigation cannot be discounted entirely.

Mass toxic tort litigation has been filed against hundreds of defendants in New York Federal Court by over 11,000 people involved in rescue and clean up activities following the World Trade Center terrorist attacks on September 11, 2001. The plaintiffs allege they sustained bodily injury, ranging from runny noses and coughs to cancer, as a result of exposure to numerous toxins emitted into the air following the collapse of the World Trade Center buildings. Given the sheer number of plaintiffs involved and the variety of injuries alleged, this litigation is moving at an extremely slow pace. The Court has been focused on case management issues and, thus far, very little discovery has taken place. Accordingly, it is difficult at this stage to evaluate the risk that this litigation presents to Fairfax, which currently has nine insureds that have been sued in this litigation. As Fairfax’s coverage for each such insured is at the umbrella and excess layers, we are actively monitoring the defense being provided to the insureds by the underlying insurers.

Following is an analysis of Fairfax’s gross and net loss and ALAE reserves for health hazard exposures (OdysseyRe does not separately disclose health hazards but they are not significant in relation to OdysseyRe’s claims liabilities) at year-end 2008, 2007, and 2006 and the movement in gross and net reserves for those years:

	2008		2007		2006
	Gross	Net	Gross	Net	Gross	Net

Runoff Companies
Provision for health hazards claims and ALAE at January 1	50.2	19.5	62.9	23.9	71.1	28.0
Health hazards losses and ALAE incurred during the year	0.2	1.5	(3.0)	1.3	(2.4)	(1.5)
Health hazards losses and ALAE paid during the year	12.9	3.8	9.7	5.7	5.8	2.6
Provision for health hazards claims and ALAE at December 31	37.5	17.2	50.2	19.5	62.9	23.9
Crum & Forster
Provision for health hazards claims and ALAE at January 1	26.3	24.1	22.9	21.8	25.4	24.1
Health hazards losses and ALAE incurred during the year	1.6	1.6	9.2	8.0	1.3	1.3
Health hazards losses and ALAE paid during the year	5.5	5.5	5.8	5.7	3.8	3.6
Provision for health hazards claims and ALAE at December 31	22.4	20.2	26.3	24.1	22.9	21.8

Similar to asbestos and pollution, traditional actuarial techniques cannot be used to estimate ultimate liability for these exposures. Some claim types were first identified ten or more years ago, for example, breast implants and specific pharmaceutical products. For these exposures, the reserve estimation methodology at the runoff companies is similar to that for asbestos and pollution: an exposure-based approach based on all known, pertinent facts underlying the claim. This methodology cannot at the present time be applied to other claim types such as tobacco, lead paint or MTBE as there are a number of significant legal issues yet to be resolved, both with respect to policyholder liability and the application of insurance coverage. For these claim types, a bulk IBNR reserve is developed based on benchmarking methods utilizing the ultimate cost estimates of more mature health hazard claims. The bulk reserve also considers the possibility of entirely new classes of health hazard claims emerging in the future.

Summary

Management believes that the APH reserves reported at December 31, 2008 are reasonable estimates of the ultimate remaining liability for these claims based on facts currently known, the present state of the law and coverage litigation, current assumptions, and the reserving methodologies employed. These APH reserves are continually monitored by management and reviewed extensively by independent actuaries. New reserving methodologies and developments will continue to be evaluated as they arise in order to supplement the ongoing analysis of APH exposures. However, to the extent that future social, scientific, economic, legal or legislative developments alter the volume of claims, the liabilities of policyholders or the original intent of the policies and scope of coverage, increases in loss reserves may emerge in future periods.

Reinsurance Recoverables

Fairfax’s subsidiaries purchase certain reinsurance so as to reduce their liability on the insurance and reinsurance risks that they write. Fairfax strives to minimize the credit risk of purchasing reinsurance through adherence to its internal reinsurance guidelines. To be an ongoing reinsurer of Fairfax, generally a company must have high A.M. Best and/or Standard & Poor’s financial strength ratings and maintain capital and surplus exceeding $500.0. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by Fairfax on acquisition of a subsidiary.

Recoverable from reinsurers on the consolidated balance sheet ($4,234.2 at December 31, 2008) consists of future recoverables on unpaid claims ($3.7 billion), reinsurance receivable on paid losses ($298.9) and unearned premiums from reinsurers ($225.0). This $3.7 billion of future recoverables from reinsurers on unpaid claims at December 31, 2008 declined by $0.7 billion during 2008 from $4.4 billion at December 31, 2007. The decline is primarily attributable to the decline in underwriting activity by the operating companies in response to the softening underwriting cycle, Crum & Forster’s second quarter reinsurance commutation ($386.7), decreased reinsurance utilization by Northbridge and continued collections and commutations by the company’s runoff units, partially offset by increased reinsurance utilization by OdysseyRe’s insurance operations and the consolidation of the $93.0 of reinsurance recoverable of Advent.

The following table presents Fairfax’s top 50 reinsurance groups (ranked by gross reinsurance recoverable net of provisions for uncollectible reinsurance) at December 31, 2008. These 50 reinsurance groups represented 81.5% of

FAIRFAX FINANCIAL HOLDINGS LIMITED

Fairfax’s total reinsurance recoverable at December 31, 2008. In the following table and the accompanying tables in this section, reinsurance recoverables are reported net of intercompany reinsurance.

		A.M. Best rating	Gross	Net
		(or S&P	reinsurance	reinsurance
Group	Principal reinsurers	equivalent)(1)	recoverable(2)	recoverable(3)

Swiss Re	Swiss Re America Corp.	A+	823.1	522.5
Nationwide	Nationwide Mutual Ins Co.	A+	356.0	355.9
Lloyd’s	Lloyd’s	A	300.7	267.7
Munich	Munich Reinsurance America, Inc.	A+	216.5	192.4
Aegon	Arc Re	(4)	166.4	15.8
Everest	Everest Reinsurance Co.	A+	125.9	93.2
AIG	Transatlantic Re	A	121.2	117.9
HDI	Hannover Rueckversicherung	A	118.6	88.7
Ace	Insurance Co. of North America	A+	113.8	108.8
Berkshire Hathaway	General Reinsurance Corp.	A++	103.3	92.5
SCOR	SCOR Canada Reinsurance Co.	A-	89.9	81.4
AXA	AXA Re	A	87.7	69.5
Travelers	Travelers Indemnity Co.	A+	77.2	72.5
CNA	Continental Casualty	A	74.1	57.8
Globale Re	Global International Reinsurance. Co. Ltd.	NR	70.1	22.9
Arch Capital	Arch Reinsurance Co.	A	56.5	11.3
Genworth	Genworth Life and Annuity Insurance Company	A+	53.7	53.7
Liberty Mutual	Employers Insurance of Wausau	A	46.4	45.9
GIC	General Insurance Corp. of India	A-	38.6	37.9
Chubb	Federal Insurance Co.	A++	37.8	37.5
XL	XL Reinsurance America Inc	A	35.7	31.5
Hartford	New England Re	A+	35.5	34.5
Max Capital	Max Bermuda Ltd.	A-	33.5	4.0
Platinum	Platinum Underwriters Reinsurance Co.	A	32.5	26.9
PartnerRe	Partner Reinsurance Co. of US	A+	32.3	28.4
Aviva	Aviva International Insurance Ltd.	A+	30.5	29.6
Met Life	Metropolitan Life Insurance Company	A+	28.6	28.6
Sompo	Sompo Japan Insurance Inc.	A+	28.6	25.8
Toa Re	Toa Reinsurance Co. of America	A	25.4	22.4
Allstate	Allstate Insurance Co.	A+	25.4	25.4
Aioi	Aioi Insurance Co. Ltd	A	24.8	18.5
IAT Ins	Harco National Insurance Co.	A-	24.6	–
Aspen	Aspen Insurance UK Ltd	A	23.2	22.0
White Mountains	White Mountains Reinsurance Co. of America	A-	22.7	21.6
American Financial	Great American Assurance Co.	A	22.7	22.7
CCR	Caisse Centrale de Reassurance	A++	22.5	21.9
Manulife	John Hancock Life Insurance Co.	A++	21.0	17.3
Zurich	Zurich Insurance Co.	A	20.3	10.6
FM Global	Factory Mutual Insurance Co.	A+	18.4	18.3
Mitsui	Mitsui Sumitomo Re Ltd	A+	17.2	16.9
Enstar	Harper Insurance Ltd	NR	17.0	14.3
Duke’s Place	Seaton Insurance Co.	NR	16.5	16.4
Starr	Starr Indemnity & Liability Co.	A	16.4	16.4
Axis	Axis Reinsurance Co.	A	15.8	13.6
Brit	Brit Insurance Ltd	A	15.6	14.8
Cigna	Connecticut General Life Insurance Co.	A	14.8	14.7
Wüstenrot	Wüstenrot & Württembergische	NR	14.6	9.6
Validus	Validus Reinsurance Ltd	A-	13.9	8.2
Singapore Re	Singapore Re Corp	A-	13.6	13.1
Tokio Marine	Tokio Marine & Nichido Fire Insurance Co. Ltd	A++	13.5	13.4

Sub-total			3,754.6	2,907.2
Other reinsurers			849.8	675.2

Total reinsurance recoverable			4,604.4	3,582.4
Provision for uncollectible reinsurance			370.2	370.2

Net reinsurance recoverable			4,234.2	3,212.2

(1)	Of principal reinsurer (or, if principal reinsurer is not rated, of group).

(2)	Before specific provisions for uncollectible reinsurance.

(3)	Net of outstanding balances for which security was held, but before specific provisions for uncollectible reinsurance.

(4)	Aegon is rated A+ by S&P; Arc Re is not rated.

The following table presents the classification of the $4,234.2 gross reinsurance recoverable according to the financial strength rating of the responsible reinsurers. Pools & associations, shown separately, are generally government or similar insurance funds carrying limited credit risk.

Consolidated Reinsurance Recoverables

			Outstanding
	A.M. Best		balances	Net
	rating	Gross	for which	unsecured
	(or S&P	reinsurance	security	reinsurance
	equivalent)	recoverable	is held	recoverable

	A++	187.1	10.9	176.2
	A+	1,825.2	301.6	1,523.6
	A	1,041.0	208.3	832.7
	A-	341.1	94.6	246.5
	B++	37.1	4.2	32.9
	B+	47.8	19.0	28.8
	B or lower	117.3	4.3	113.0
	Not rated	925.2	352.9	572.3
	Pools & associations	82.6	26.2	56.4

		4,604.4	1,022.0	3,582.4
Provisions for uncollectible reinsurance		370.2		370.2

Net reinsurance recoverable		4,234.2		3,212.2

To support gross reinsurance recoverable balances, Fairfax had the benefit of letters of credit, trust funds or offsetting balances payable totalling $1,022.0 as at December 31, 2008 as follows:

for reinsurers rated A- or better, Fairfax had security of $615.4 against outstanding reinsurance recoverable of $3,394.4;

for reinsurers rated B++ or lower, Fairfax had security of $27.5 against outstanding reinsurance recoverable of $202.2; and

for unrated reinsurers, Fairfax had security of $352.9 against outstanding reinsurance recoverable of $925.2.

In addition to the above security arrangements, Lloyd’s is also required to maintain funds in Canada and the United States that are monitored by the applicable regulatory authorities.

Substantially all of the $370.2 of provisions for uncollectible reinsurance relates to the $747.0 of net unsecured reinsurance recoverable from reinsurers rated B++ or lower or which are unrated.

The two following tables separately break out the consolidated reinsurance recoverables for the operating companies and for the runoff operations. As shown in those tables, approximately 42.2% of the consolidated reinsurance recoverables relate to runoff operations as at December 31, 2008 (compared to 42.4% at the end of 2007).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Reinsurance Recoverables – Operating Companies

			Outstanding
	A.M. Best		balances	Net
	rating	Gross	for which	unsecured
	(or S&P	reinsurance	security	reinsurance
	equivalent)	recoverable	is held	recoverable

	A++	122.4	10.9	111.5
	A+	938.4	277.2	661.2
	A	698.0	139.3	558.7
	A-	278.1	89.8	188.3
	B++	30.9	3.7	27.2
	B+	40.9	16.0	24.9
	B or lower	46.4	3.0	43.4
	Not rated	344.3	138.3	206.0
	Pools & associations	68.7	26.2	42.5

		2,568.1	704.4	1,863.7
Provisions for uncollectible reinsurance		121.9		121.9

Net reinsurance recoverable		2,446.2		1,741.8

Reinsurance Recoverables – Runoff Operations

			Outstanding
	A.M. Best		balances	Net
	rating	Gross	for which	unsecured
	(or S&P	reinsurance	security	reinsurance
	equivalent)	recoverable	is held	recoverable

	A++	64.7	–	64.7
	A+	886.8	24.4	862.4
	A	343.0	69.0	274.0
	A-	63.0	4.8	58.2
	B++	6.2	0.5	5.7
	B+	6.9	3.0	3.9
	B or lower	70.9	1.3	69.6
	Not rated	580.9	214.6	366.3
	Pools & associations	13.9	–	13.9

		2,036.3	317.6	1,718.7
Provisions for uncollectible reinsurance		248.3		248.3

Net reinsurance recoverable		1,788.0		1,470.4

Based on the results of the preceding analysis of Fairfax’s reinsurance recoverable and on the credit risk analysis performed by RiverStone as described in the next paragraph, Fairfax believes that its provision for uncollectible reinsurance provided for all likely losses arising from uncollectible reinsurance at December 31, 2008.

RiverStone, with its dedicated specialized personnel and expertise in analyzing and managing credit risk, is responsible for the following with respect to recoverables from reinsurers: evaluating the creditworthiness of all reinsurers and recommending to the group management’s reinsurance committee those reinsurers which should be included on the list of approved reinsurers; on a quarterly basis, monitoring reinsurance recoverable by reinsurer and by company, in aggregate, and recommending the appropriate provision for uncollectible reinsurance; and pursuing collections from, and global commutations with, reinsurers which are either impaired or considered to be financially challenged.

The company’s insurance and reinsurance operating companies purchase reinsurance for various reasons including risk diversification and mitigation and protection of capital. As set out in note 7 to the consolidated financial statements, ceded reinsurance transactions had a net negative pre-tax impact in 2008 of $100.1 (including the effect of the $84.2 pre-tax loss on Crum & Forster’s commutation of an aggregate stop loss contract) (2007 – $388.0; 2006 – $748.0, including the effect of the $412.6 pre-tax loss on the commutation of the Swiss Re corporate adverse development cover). Earned premiums ceded to reinsurers in 2008 decreased to $713.5 compared to $725.0 in 2007 and $747.2 in 2006. Earned premiums ceded to reinsurers in 2008 and 2007 decreased as a result of greater retention of premiums written by the insurance and reinsurance operating companies (particularly at Northbridge following changes to its reinsurance programme in 2008, partially offset by the effect of increased reinsurance utilization by the insurance operations of OdysseyRe in 2008) and the effect of declines in gross premiums written from 2007 to 2008 and from 2006 to 2007 related to intensifying competition and deteriorating pricing associated with underwriting cycle softening. Commissions earned on ceded reinsurance premiums were largely unchanged on a consolidated basis from 2007 to 2008 and from 2006 to 2007, despite the effects of increased retentions of written premiums and the declines in written premiums associated with the softening underwriting cycle at Crum & Forster, OdysseyRe and Northbridge (excluding the effect of foreign currency translation for Northbridge), which effects were largely offset by increased commissions earned as a result of increased earned premiums ceded to reinsurers by Fairfax Asia’s First Capital in 2008 and 2007. Increased claims incurred ceded to reinsurers of $483.5 in 2008 compared to $235.9 in 2007 included increased cessions related to current year catastrophe events (including $134.4 related to Hurricanes Ike and Gustav), partially offset by the effect of reinsurance commutations (including Crum & Forster’s second quarter commutation). Claims incurred ceded to reinsurers of $235.9 in 2007 increased from ($98.0) in 2006 (primarily due to the effect in 2006 of the commutation of the Swiss Re corporate adverse development cover). Claims incurred ceded to reinsurers in 2006 were reduced by the $412.6 pre-tax loss on the commutation of the Swiss Re corporate adverse development cover, but included additional cessions by Northbridge related to 2005 hurricane losses. The provision for uncollectible reinsurance declined in 2008 relative to 2007 and 2006, primarily reflecting effective credit risk management and improved credit experience with the company’s reinsurers and the sale of a portion of Runoff’s reinsurance recoverable to a third party which was substantially provided for in prior years. In the most recent three years, Fairfax has recorded net provisions for uncollectible reinsurance in the consolidated statement of earnings of $15.0 in 2008, $46.2 in 2007 and $46.5 in 2006.

The cash flow impact of the company’s reinsurance activities on net cash provided by operating activities in 2008 included a $582.5 reduction in amounts recoverable from reinsurers, with the decrease related primarily to Crum & Forster’s reinsurance commutation, decreased reinsurance utilization by Northbridge in 2008 following changes to its reinsurance programme, reduced underwriting activity as a result of the insurance and operating companies’ disciplined response to the softening underwriting cycle and increasingly competitive market conditions, and continued progress by the Runoff operations, partially offset by the effect of increased reinsurance utilization by OdysseyRe’s insurance operations and the consolidation of the reinsurance recoverable of Advent.

The cash flow impact of the company’s reinsurance activities on net cash used in operating activities in 2007 included a $665.2 reduction in amounts recoverable from reinsurers, with the decrease relative to the change in 2006 reflecting the effect of significant reinsurance recoveries in 2006 of paid claims related to 2005 hurricanes. Cash provided by operating activities was increased significantly in 2006 by reinsurance recoveries, with the $1,154.2 decline during 2006 in amounts recoverable from reinsurers reflecting collections by the insurance and reinsurance operating companies from reinsurers of paid claims related to 2005 and 2004 hurricanes. Cash provided by operating activities in 2006 reflects the non-cash nature of the $412.6 pre-tax loss on the 2006 commutation of the Swiss Re corporate adverse development cover.

Float

Fairfax’s float is the sum of its loss reserves, including loss adjustment expense reserves, and unearned premium reserves, less accounts receivable, reinsurance recoverables and deferred premium acquisition costs. This float arises because an insurance or reinsurance business receives premiums in advance of the payment of claims.

The following table shows the float that Fairfax’s insurance and reinsurance operations have generated and the cost of generating that float. As the table shows, the average float from those operations increased 3.5% (1.6% excluding

FAIRFAX FINANCIAL HOLDINGS LIMITED

Advent) in 2008 to $8.9 billion, at a cost of 5.1% (3.9% excluding Advent). Excluding foreign exchange gains and losses, the float in 2008 had a cost of 3.0%.

				Average long
			Benefit	term Canada
	Underwriting		(cost)	treasury bond
Year	profit (loss)	Average float	of float	yield

1986	2.5	21.6	11.6%	9.6%

2004	147.4	5,898.7	2.5%	5.2%
2005	(437.5)	7,323.9	(6.0%)	4.4%
2006	212.6	8,212.9	2.6%	4.3%
2007	281.3	8,617.7	3.3%	4.3%
2008	(457.7)	8,917.8	(5.1%)	4.1%
Weighted average since inception			(2.8%)	5.1%
Fairfax weighted average financing differential since inception: 2.3%

The following table presents the breakdown of total year-end float for the most recent five years.

					Total
					Insurance
	Canadian	U.S.	Asian		and
	Insurance	Insurance	Insurance	Reinsurance	Reinsurance	Runoff	Total

2004	1,404.2	1,657.1	119.7	3,498.7	6,679.7	741.3	7,421.0
2005	1,461.8	1,884.9	120.2	4,501.1	7,968.0	788.6	8,756.6
2006	1,586.0	1,853.8	85.4	4,932.6	8,457.8	2,061.0	10,518.8
2007	1,887.4	1,812.8	86.9	4,990.4	8,777.5	1,770.5	10,548.0
2008	1,739.1	2,125.1	68.9	5,125.0	9,058.1	1,783.8	10,841.9

In 2008, the Canadian and Asian insurance float decreased by 7.9% (at a cost of 4.5%) and 20.7% (at no cost) respectively, primarily due to a weakening of the Canadian and Singapore dollars against the U.S. dollar. The U.S. insurance float increased 17.2% (at a cost of 8.3%), primarily as a result of Crum & Forster’s second quarter reinsurance commutation, partially offset by a reduction in premiums written. Reinsurance float increased 2.7% (at a cost of 4.1%) in 2008, due to the inclusion of Advent in the reinsurance reporting segment, partially offset by a reduction in business written at OdysseyRe and the transfer of nSpire Re’s Group Re business from the reinsurance segment to Runoff. Excluding Advent, the reinsurance float decreased 3.7% (at a cost of 2.0%). The Runoff float increased 0.8% primarily due to the transfer of nSpire Re’s Group Re float to Runoff, partially offset by continued progress in the reduction of Runoff claims. In the aggregate, the total float increased by 2.8% to $10.8 billion at the end of 2008. Excluding Advent, the total float decreased by 0.2% to $10.5 billion at the end of 2008.

Insurance Environment

The property and casualty insurance and reinsurance industry’s underwriting results deteriorated in 2008 as a result of the significant catastrophe losses from Hurricanes Ike – the third costliest hurricane in U.S. history – and Gustav and the continued softening of insurance pricing. Offsetting this was the effect of net favourable reserve development of prior years’ reserves, as loss emergence in recent accident years has been better than expected in many lines of business. Combined ratios in 2008 for the industry in Canada, for U.S. commercial lines insurers and for U.S. reinsurers are expected to be approximately 98.7%, 106.5% and 103.5% respectively, according to recently published industry composites. The significant reduction in capital that occurred in the insurance industry from the unparalleled investment losses and significant catastrophe losses in 2008, combined with the historically low interest rate environment, could exert a stabilizing effect on insurance rates in 2009. For certain lines of business where claim activity has increased due to the turmoil in the financial markets and in catastrophe-exposed lines, rates have already begun to increase and terms and conditions have become more restrictive.

Investments

The majority of interest and dividend income is earned by the insurance, reinsurance and runoff companies. Interest and dividend income earned on holding company cash, short term investments and marketable securities was $28.7 in 2008 (2007 – $19.3, 2006 – $18.1). Interest and dividend income earned in Fairfax’s first year and for the past ten years (the period since Fairfax’s last significant acquisition) is presented in the following table.

	Average		Interest and dividend income
	investments at		Pre-tax			After tax
	carrying value		Amount	Yield	Per share	Amount	Yield	Per share
				(%)	($)		(%)	($)

1986	46.3		3.4	7.34	0.70	1.8	3.89	0.38

1999	10,020.3		532.7	5.32	39.96	348.0	3.47	26.10
2000	11,291.5		534.0	4.73	40.54	377.6	3.34	28.66
2001	10,264.3		436.9	4.26	33.00	297.1	2.89	22.44
2002	10,377.9		436.1	4.20	30.53	292.2	2.82	20.46
2003	11,527.5		331.9	2.88	23.78	215.8	1.87	15.46
2004	12,955.8	(1)	375.7	2.90	27.17	244.3	1.89	17.66
2005	14,142.5	(1)	466.1	3.30	28.34	303.0	2.14	18.42
2006	15,827.0	(1)	746.5	4.72	42.03	485.3	3.07	27.32
2007	17,898.0	(1)(2)	761.0	4.25	42.99	494.7	2.76	27.95
2008	19,468.8	(1)(2)	626.4	3.22	34.73	416.6	2.14	23.10

(1)	Net of $29.4 (2007 – $1,062.8; 2006 – $783.3; 2005 – $700.3; 2004 – $539.5) of short sale and derivative obligations of the holding company and the subsidiary companies.

(2)	Effective January 1, 2007, Canadian Generally Accepted Accounting Principles changed, requiring the company to carry most of its investments at fair value, whereas previously, these investments would have been carried at cost or amortized cost. The company adopted these new requirements prospectively and accordingly, prior period investment balances in this table have not been restated.

Funds withheld payable to reinsurers shown on the consolidated balance sheet ($355.1 as at December 31, 2008) represented premiums and accumulated accrued interest (at an average interest crediting rate of approximately 7% per annum) on aggregate stop loss reinsurance treaties, principally related to Crum & Forster ($228.8) and OdysseyRe ($55.5). In 2008, $17.4 of interest expense accrued to reinsurers on funds withheld; the company’s total interest and dividend income of $626.4 in 2008 was net of this interest expense. Claims payable under such treaties are paid first out of the funds withheld balances.

Interest and dividend income decreased in 2008 principally due to the year-over-year decline in short term interest rates, despite a $1.6 billion increase in the average investment portfolio in 2008 compared to 2007, including the effect of the consolidation of Advent in 2008. The gross portfolio yield, before interest on funds withheld of $17.4, was 3.31% in 2008 compared to the 2007 gross portfolio yield, before interest on funds withheld of $24.1, of 4.39%. The pre-tax interest and dividend income yield decreased to 3.22% in 2008 from 4.25% in 2007, while the after-tax yield decreased to 2.14% in 2008 from 2.76% in 2007. The decreased yields were primarily attributable to the impact of lower short term interest rates, as three-month U.S. treasury bill yields averaged approximately 1.38% in 2008 compared to approximately 4.45% in 2007 and ten-year U.S. treasury bond yields averaged approximately 3.64% in 2008 compared to approximately 4.63% in 2007. Since 1985, pre-tax interest and dividend income per share has compounded at a rate of 19.4% per year.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Investments (including at the holding company) in Fairfax’s first year and since 1999, at their year-end carrying values, are presented in the following table.

	Cash and
	short term			Preferred	Common	Real			Per share
	investments		Bonds(2)	stocks	stocks(3)	estate	Total		($)

1985	6.4		14.1	1.0	2.5	–	24.0		4.80

1999	1,766.9		9,165.9	92.3	1,209.0	55.6	12,289.7		915.35
2000	1,663.0		7,825.5	46.7	813.6	50.8	10,399.6		793.81
2001	1,931.3		7,357.3	79.4	811.7	49.1	10,228.8		712.76
2002	2,033.2		7,390.6	160.1	992.1	20.5	10,596.5		753.90
2003	6,120.8		4,705.2	142.3	1,510.7	12.2	12,491.2		901.35
2004	4,075.0	(1)	7,260.9	135.8	1,960.9	28.0	13,460.6	(1)	840.80	(1)
2005	4,385.0	(1)	8,127.4	15.8	2,324.0	17.2	14,869.4	(1)	835.11	(1)
2006	5,188.9	(1)	9,017.2	16.4	2,579.2	18.0	16,819.7	(1)	948.62	(1)
2007(4)	3,965.7	(1)	11,669.1	19.9	3,339.5	6.5	19,000.7	(1)	1,075.50	(1)
2008(4)	6,343.5	(1)	9,069.6	50.3	4,480.0	6.4	19,949.8	(1)	1,140.85	(1)

(1)	Net of $29.4 (2007 – $1,062.8; 2006 – $783.3; 2005 – $700.3; 2004 – $539.5) of short sale and derivative obligations of the holding company and the subsidiary companies.

(2)	Includes credit derivatives.

(3)	Includes investments at equity and equity derivatives.

(4)	Effective January 1, 2007, Canadian Generally Accepted Accounting Principles changed, requiring the company to carry most of its investments at fair value, whereas previously, these investments would have been carried at cost or amortized cost. The company adopted these new requirements prospectively and accordingly, prior period investment balances in this table have not been restated.

Total investments and total investments per share increased at year-end 2008 compared to 2007 primarily due to significant net investment gains, which included net gains of $2,079.6 related to equity and equity index total return swaps and short positions, net gains of $1,290.5 related to credit default swaps and net gains on bonds of $273.7, partially offset by $996.4 of other than temporary impairments recorded on common stock and bond investments. Since 1985, investments per share have compounded at a rate of 26.9% per year.

Fairfax’s investment managers perform their own fundamental analysis of each proposed investment, and subsequent to investing, management reviews at least quarterly the carrying value of each investment whose market value has been consistently below its carrying value for some time, to assess whether recording a provision for other than temporary impairment is appropriate. In making this assessment, careful analysis is made comparing the intrinsic value of the investment as initially assessed to the current assessment of intrinsic value based on current outlook and other relevant investment considerations. Other considerations in this assessment include the length of time and extent to which the fair value has been less than its amortized cost, the severity of the impairment, the cause of the impairment, the financial condition and near-term prospects of the issuer, and the company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery of fair value.

The composition of the company’s fixed income portfolio as at December 31, 2008 classified according to the higher of each security’s respective S&P and Moody’s issuer credit ratings, is presented in the table that follows:

	Carrying value of
Issuer Credit Rating	fixed income portfolio	%

AAA	6,512.5	75.2
AA	1,377.8	15.9
A	194.9	2.3
BBB	2.1	0.0
BB	10.0	0.1
B	232.0	2.7
Lower than B and unrated	325.3	3.8

Total	8,654.6	100.0

At December 31, 2008, 93.4% (2007 — 98.5%) of the fixed income portfolio at carrying value was rated investment grade, with 91.1% (2007 — 97.1%) (primarily consisting of government obligations) being rated AA or better. As of December 31, 2008, holdings of fixed income securities in the ten issuers (excluding federal governments) to which the company had the greatest exposure was $2,619.4, which was approximately 13.1% of the total investment portfolio. The exposure to the largest single issuer of corporate bonds held as of December 31, 2008 was $321.1, which was approximately 1.6% of the total investment portfolio.

The consolidated investment portfolio included $4.1 billion in U.S. state, municipal and other tax-exempt bonds, almost all of which were purchased during 2008. Of the $4.0 billion held in the subsidiary investment portfolios at December 31, 2008, approximately $3.6 billion were fully insured by Berkshire Hathaway Assurance Corp. for the payment of interest and principal in the event of issuer default; the company believes that that insurance significantly mitigates the credit risk associated with these bonds.

Subsidiary portfolio investments and holding company investments included $415.0 (2007 – $1,119.1) at fair value of credit default swaps (with a remaining average life of approximately 3.3 years (2007 – 4.0 years)) referenced to various issuers in the banking, mortgage and insurance sectors of the financial services industry, which serve as an economic hedge against declines in the fair value of the company’s financial assets. The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its total return swap and credit default swap contracts, pursuant to which the counterparties to these transactions are contractually required to deposit cash or government securities in collateral accounts for the benefit of the company in amounts related to the then current fair value of the total return and credit default swaps. The fair value of this collateral at December 31, 2008, all of which consisted of government securities, was $285.1 (2007 – $886.0), $107.6 of which (2007 – nil) the company had the right to sell or repledge, and $177.5 (2007 – $886.0) of which the company did not have the right to sell or repledge.

Interest Rate Risk

Credit risk aside, the company positions its fixed income securities portfolio based on its view of future interest rates and the yield curve, balanced by liquidity requirements, and may reposition the portfolio in response to changes in the interest rate environment.

At December 31, 2008, the fair value of the company’s investment portfolio included approximately $8.7 billion of fixed income securities which are subject to interest rate risk. Fluctuations in interest rates have a direct impact on the market value of these securities. As interest rates rise, market values of fixed income portfolios fall, and vice versa. The table that follows displays the potential impact on net earnings and other comprehensive income of market value fluctuations caused by changes in interest rates on the company’s fixed income portfolio based on parallel 200 basis point shifts in interest rates up and down, in 100 basis point increments. This analysis was performed on each security individually.

December 31, 2008
		Hypothetical $ change effect on:
	Fair value of	Other	Net	Total fair value of
	fixed income	comprehensive	earnings	fixed income	Hypothetical
Change in interest rates	portfolio	income (pre-tax)	(pre-tax)	portfolio	% change

200 basis point increase	7,275.6	(518.7)	(860.3)	(1,379.0)	(15.9)
100 basis point increase	7,887.2	(290.5)	(476.9)	(767.4)	(8.9)
No change	8,654.6	–	–	–	–
100 basis point decrease	9,507.0	308.1	544.3	852.4	9.8
200 basis point decrease	10,309.6	650.2	1,004.8	1,655.0	19.1

Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income security assets at the indicated date, and should not be relied on as indicative of future results.

Certain shortcomings are inherent in the method of analysis presented in the computation of the prospective fair value of fixed rate instruments. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations include non-parallel shifts in the term structure of interest rates and changes in individual issuer credit spreads.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Return on the Investment Portfolio

The following table presents the performance of the investment portfolio in Fairfax’s first year and for the most recent ten years (the period since Fairfax’s last significant acquisition). For the years 1986 to 2006, the calculation of total return on average investments included interest and dividends, net realized gains (losses) and changes in net unrealized gains (losses). Since 2007, due to the prospective adoption effective January 1, 2007 of new accounting pronouncements as described in footnote 4 to the table, the calculation of total return on average investments included interest and dividends, net investment gains (losses) recorded in net earnings, net unrealized gains (losses) recorded in other comprehensive income and changes in net unrealized gains (losses) on equity method investments. All of the above noted amounts are included in the calculation of total return on average investments on a pre-tax basis.

									Change in
							Net gains (losses)		unrealized
	Average			Net		Change in	recorded in:		gains	Total return
	investments		Interest	realized		unrealized		Other	(losses)	on average
	at carrying		and	gains		gains	Net	comprehensive	on equity method	investments
	value		dividends	(losses)		(losses)	earnings	income	investments		(%)

1986	46.3		3.4	0.7		(0.2)	–	–	–	3.9	8.4

1999	10,020.3		532.7	63.8		(871.4)	–	–	–	(274.9)	(2.7)
2000	11,291.5		534.0	259.1		584.1	–	–	–	1,377.2	12.2
2001	10,264.3		436.9	121.0		194.0	–	–	–	751.9	7.3
2002	10,377.9		436.1	465.0		263.2	–	–	–	1,164.3	11.2
2003	11,527.5		331.9	826.1		142.4	–	–	–	1,300.4	11.3
2004	12,955.8	(1)	375.7	300.5	(2)	165.6	–	–	–	841.8	6.5
2005	14,142.5	(1)	466.1	385.7		73.0	–	–	–	924.8	6.5
2006	15,827.0	(1)	746.5	789.4	(3)	(247.8)	–	–	–	1,288.1	8.1
2007	17,898.0	(1)(4)	761.0	–		–	1,639.4	304.5	(131.2)	2,573.7	14.4
2008	19,468.8	(1)(4)	626.4	–		–	2,720.5	(426.6)	278.3	3,198.6	16.4

Cumulative from inception			6,059.1	3,887.8			4,359.9				9.8	(5)

(1)	Net of $29.4 (2007 – $1,062.8; 2006 – $783.3; 2005 – $700.3; 2004 – $539.5) of short sale and derivative obligations of the holding company and the subsidiary companies.

(2)	Excludes the $40.1 gain on the company’s secondary offering of Northbridge and the $27.0 loss in connection with the company’s repurchase of outstanding debt at a premium to par.

(3)	Excludes the $69.7 gain on the company’s secondary offering of OdysseyRe, the $15.7 loss on the company’s repurchase of outstanding debt at a premium to par and the $8.1 dilution loss on conversions during 2006 of the OdysseyRe convertible senior debenture.

(4)	Effective January 1, 2007, Canadian Generally Accepted Accounting Principles changed, requiring the company to carry most of its investments at fair value, whereas previously these investments would have been carried at cost or amortized cost. The company adopted these new requirements prospectively and accordingly, prior period investment balances in this table have not been restated.

(5)	Simple average of the total return on average investments for each of the 23 years.

Investment gains have been an important component of Fairfax’s financial results since 1985, having contributed an aggregate $8,247.7 (pre-tax) to net earnings since inception. The contribution has fluctuated significantly from period to period: the amount of investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytical value. From inception in 1985 to 2008, total return on average investments has averaged 9.8%.

The company has a long term, value-oriented investment philosophy. It continues to expect fluctuations in the global financial markets for common stocks, bonds and derivative and other securities.

Capital Resources and Management

The company manages its capital based on the following financial measurements and ratios:

	2008		2007		2006(1)		2006		2005	2004

Holding company cash, short term investments and marketable securities, net of short sale and derivative obligations	1,555.0		963.4		783.6		767.4		559.0	566.8

Holding company debt	869.6		1,063.2		1,181.5		1,202.6		1,365.3	1,422.9
Subsidiary debt	910.2		915.0		974.2		981.3		933.2	862.2
Other long term obligations — holding company	187.7		192.6		197.1		197.1		244.5	247.6

Total debt	1,967.5		2,170.8		2,352.8		2,381.0		2,543.0	2,532.7

Net debt	412.5		1,207.4		1,569.2		1,613.6		1,984.0	1,965.9

Common shareholders’ equity	4,866.3		4,121.4		2,799.6		2,720.3		2,507.6	2,665.1
Preferred equity	102.5		136.6		136.6		136.6		136.6	136.6
Non-controlling interests	1,382.8		1,585.0		1,300.6		1,292.9		751.4	579.5

Total equity and non-controlling interests	6,351.6		5,843.0		4,236.8		4,149.8		3,395.6	3,381.2

Net debt/total equity and non-controlling interests	6.5%		20.7%		37.0%		38.9%		58.4%	58.1%
Net debt/net total capital(2)	6.1%		17.1%		27.0%		28.0%		36.9%	36.8%
Total debt/total capital(3)	23.7%		27.1%		35.7%		36.5%		42.8%	42.8%
Interest coverage(4)	16.4	x	11.3	x	5.2	x	5.2	x	n/a	2.6x

(1)	Balances reflect the adjustment at January 1, 2007 upon adoption of the new accounting standards described in note 2 to the consolidated financial statements.

(2)	Net total capital is calculated by the company as the sum of total shareholders’ equity, non-controlling interests and net debt.

(3)	Total capital is calculated by the company as the sum of total shareholders’ equity, non-controlling interests and total debt.

(4)	Interest coverage is calculated by the company as the sum of earnings (loss) from operations before income taxes and interest expense divided by interest expense.

Cash, short term investments and marketable securities held at the holding company at December 31, 2008 of $1,564.2, net of short sale and derivative obligations of $9.2, resulted in a net balance of holding company cash, short term investments and marketable securities of $1,555.0 ($963.4 at December 31, 2007). At December 31, 2008 the company’s consolidated net debt/net total capital ratio improved to 6.1% from 17.1% at December 31, 2007, and the consolidated total debt/total capital ratio improved to 23.7% from 27.1% at December 31, 2007.

Holding company indebtedness (including other long term obligations) at December 31, 2008 declined by $198.5 to $1,057.3 from $1,255.8 at December 31, 2007, primarily reflecting the conversion in the first quarter of the company’s 5.0% convertible senior debentures due July 15, 2023 into 886,888 subordinate voting shares of the company (the company paid a nominal amount of cash to redeem the unconverted debentures and in lieu of fractional shares) and the repayment at maturity in the second quarter of the outstanding $62.1 of its 6.875% unsecured senior notes. In 2008, the company also redeemed preferred shares with stated capital of $34.1 for cash consideration of $48.0.

Subsidiary indebtedness at December 31, 2008 decreased by $4.8 to $910.2 from $915.0 at December 31, 2007, reflecting the repayment at maturity of the Cdn$125.0 of Cunningham Lindsey unsecured 7.0% Series B debentures and the repurchase by Crum & Forster of the $4.3 balance of its 10.375% unsecured senior notes due June 15, 2013, partially offset by additional debt of $93.4 and $21.8 resulting from the consolidation of Advent and Ridley respectively.

Cash, short term investments and marketable securities held at the holding company at December 31, 2007 of $971.8 net of holding company short sale and derivative obligations of $8.4 resulted in a net balance of cash, short

FAIRFAX FINANCIAL HOLDINGS LIMITED

term investments and marketable securities of $963.4 ($783.6 in 2006). Net debt decreased to $1,207.4 at December 31, 2007 from $1,569.2 (pro forma) at December 31, 2006. At December 31, 2007 the company’s consolidated net debt/net total capital ratio improved to 17.1% from 27.0% at December 31, 2006, and the consolidated total debt/total capital ratio improved to 27.1% from 35.7% at December 31, 2006. The above-noted financial leverage ratios improved primarily due to 2007 net earnings, the repayment of Fairfax senior notes upon maturity, the repayment of a portion of the Cunningham Lindsey indebtedness and other opportunistic debt repurchases during the year.

Primarily as a result of 2008 net earnings, partially offset by the effects of the company’s repurchases of its subordinate voting and preferred shares and reduced accumulated other comprehensive income (reflecting a net increase in unrealized losses on available for sale securities and unrealized foreign currency translation losses), shareholders’ equity at December 31, 2008 increased by $710.8 to $4,968.8 from $4,258.0 at December 31, 2007. Common shareholders’ equity at December 31, 2008 was $4,866.3 or $278.28 per basic share (excluding the unrecorded $356.0 excess of fair value over the carrying value of investments carried at equity) compared to $230.01 per basic share at the end of 2007, representing an increase per basic share in 2008 of 21.0% (without adjustment for the $5.00 per share dividend paid in the first quarter of 2008, or 23.2% adjusted to include that dividend). During 2008, the number of basic shares decreased by 179,965, primarily as a result of the company’s repurchase of 1,066,601 subordinate voting shares, partially offset by the issuance of 886,888 subordinate voting shares upon the conversion of the company’s convertible debentures. At December 31, 2008 there were 17,486,825 common shares effectively outstanding.

Non-controlling interests decreased to $1,382.8 at December 31, 2008 from $1,585.0 at December 31, 2007, primarily due to the repurchase by OdysseyRe and Northbridge of their common shares, partially offset by the non-controlling interest share of OdysseyRe’s and Northbridge’s net earnings for the year and the non-controlling interests which arose upon consolidation of Advent and Ridley.

The company has issued and repurchased common shares in the most recent five years as follows:

	Number of	Average
	subordinate	issue/repurchase	Net proceeds/
Date	voting shares	price per share	(repurchase cost)

2004 – issue of shares	2,406,741	124.65	299.7
2004 – repurchase of shares	(215,200)	146.38	(31.5)
2005 – issue of shares	1,843,318	162.75	299.8
2005 – repurchase of shares	(49,800)	148.59	(7.4)
2006 – repurchase of shares	(67,800)	113.57	(7.7)
2007 – repurchase of shares	(38,600)	181.35	(7.0)
2008 – issue of shares	886,888	216.83	192.3
2008 – repurchase of shares	(1,066,601)	264.39	(282.0)

Share issuances in 2004 and 2005 were pursuant to public offerings. Shares issued in 2008 related to the conversion of the company’s 5.0% convertible senior debentures due July 15, 2023.

Fairfax’s indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share and book value per share figures.

A common measure of capital adequacy in the property and casualty industry is the ratio of premiums to surplus (or total shareholders’ equity). These ratios are shown for the insurance and reinsurance operating companies of Fairfax for the most recent five years in the following table:

	Net premiums written to surplus
	(total shareholders’ equity)
	2008	2007	2006	2005	2004

Insurance
Northbridge (Canada)	1.0	0.7	1.0	1.1	1.3
Crum & Forster (U.S.)	0.8	0.8	1.0	0.9	0.9
Fairmont (U.S.)(1)	n/a	n/a	n/a	0.9	1.0
Fairfax Asia	0.3	0.3	0.4	0.5	0.6
Reinsurance
OdysseyRe	0.7	0.8	1.1	1.5	1.6
Other(2)	0.6	0.6	1.2	1.1	1.5
Canadian insurance industry	1.0	1.0	1.0	1.1	1.2
U.S. insurance industry	1.0	0.9	0.9	1.0	1.1

(1)	Crum & Forster acquired the ongoing Fairmont business in 2006.

(2)	Other includes Group Re and (effective September 11, 2008, as described in note 17 to the consolidated financial statements) Advent.

In the U.S., the National Association of Insurance Commissioners (NAIC) has developed a model law and risk-based capital (RBC) formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC’s requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company’s insurance and reinsurance, investment and other business activities. At December 31, 2008, the U.S. insurance, reinsurance and runoff subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level – each subsidiary had capital and surplus in excess of 4.7 times the authorized control level, except for TIG (2.4 times).

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test (MCT) formula. At December 31, 2008, Northbridge’s subsidiaries had a weighted average MCT ratio of 224% of the minimum statutory capital required, compared to 311% at December 31, 2007, well in excess of the 150% minimum supervisory target.

In countries other than the U.S. and Canada where the company operates (the United Kingdom, France, Mexico, Singapore, Hong Kong, Ireland and other jurisdictions), the company met or exceeded the applicable regulatory capital requirements at December 31, 2008.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The issuer credit ratings and financial strength ratings of Fairfax and its insurance and reinsurance operating companies were as follows as at December 31, 2008:

Standard
	A.M. Best	& Poor’s		Moody’s	DBRS

Issuer Credit Ratings
Fairfax Financial Holdings Limited	bbb	BBB-	(2)	Ba2	BBB (low	)
Crum & Forster Holdings Corp.	bbb	BB+		Ba2	–
Odyssey Re Holdings Corp.	bbb	BBB-		Baa3	–
Financial Strength Ratings
Crum & Forster Holdings Corp.(1)	A	BBB+		Baa2	–
Odyssey Re Holdings Corp.(1)	A	A-		A3	–
Lombard General Insurance Company of Canada	A	A-		–	–
Commonwealth Insurance Company	A	A-		–	–
Markel Insurance Company of Canada	A	A-		–	–
Federated Insurance Company of Canada	A	A-		–	–
CRC (Bermuda) Reinsurance Limited	A	–		–	–
First Capital Insurance Limited	A	–		–	–
Falcon Insurance Company (Hong Kong) Limited	–	A-		–	–

(1)	Financial strength ratings apply to the operating companies

(2)	Reflects Standard & Poor’s upgrade of Fairfax from BB+ to BBB- in early 2009

During 2008, A.M. Best upgraded the financial strength ratings of the Crum & Forster operating companies to an “A” rating after having upgraded the Northbridge operating companies to an “A” rating and Fairfax to investment grade in 2007. In 2008, DBRS upgraded Fairfax’s issuer credit rating to investment grade, with a similar upgrade received from Standard & Poor’s in early 2009.

Liquidity

The purpose of liquidity management is to ensure that there will be sufficient cash to meet all financial commitments and obligations as they become due.

The company believes that cash, short term investments and marketable securities held at the holding company provide more than adequate liquidity to meet the holding company’s obligations in 2009. In addition to these holding company resources, the holding company expects to continue to receive investment management and administrative fees, investment income on its holdings of cash, short term investments and marketable securities, and dividends from its insurance and reinsurance subsidiaries. The holding company’s known significant obligations for 2009, beyond the January and February 2009 payments that included Cdn$458.4 of payment in respect of the company’s privatization of Northbridge (as described in note 17), the $140.8 dividend on common shares ($8.00 per share), the $57.0 cash purchase consideration paid for Polish Re, and the $49.0 additional investment in Cunningham Lindsey Group Limited in conjunction with that company’s acquisition of the international business of GAB Robins, consist of interest and corporate overhead expenses, preferred share dividends, income tax payments and approximately $34.2 of purchase consideration payable.

Holding company cash, short term investments and marketable securities at December 31, 2008 totalled $1,564.2 ($1,555.0 net of $9.2 of holding company short sale and derivative obligations), compared to $971.8 at December 31, 2007 ($963.4 net of $8.4 of holding company short sale and derivative obligations). Significant movements at the Fairfax holding company level during 2008 included the receipt of $608.7 in dividends from subsidiaries (including the dividends described in the two following paragraphs), the repurchase of 1,066,601 subordinate voting shares at a net cost of $282.0, the payment of $99.0 of common and preferred share dividends, the repayment at maturity of the outstanding $62.1 of the company’s 6.875% unsecured senior notes, the repurchase of 2,000,000 Series A and B preferred shares at a cost of $48.0, and $652.7 of investment income earned (including investment gains and losses in net earnings or in other comprehensive income). The carrying values of holding company short term investments and marketable securities vary with changes in the fair values of those securities.

During the second quarter of 2008, the U.S. runoff company TIG Insurance Company distributed an extraordinary dividend out of excess capital, which was approved by the relevant insurance regulator, in the amount of approximately $210. Of the proceeds of the dividend, approximately $100 of cash and approximately $10 of securities were distributed to Fairfax and approximately $100 of securities was distributed to nSpire Re.

During the fourth quarter of 2008, Crum & Forster distributed an extraordinary dividend out of excess capital, which was approved by the relevant insurance regulator, in the amount of $350.0. The proceeds of the dividend, consisting of $191.2 of cash and $158.8 of securities, were distributed to Fairfax.

Subsidiary cash and short term investments increased by $2,290.4 to $5,508.5 at December 31, 2008 from $3,218.1 at December 31, 2007, with the increase primarily related to the proceeds of sales of bonds and credit default swaps, the proceeds of Crum & Forster’s second quarter reinsurance commutation and the addition of $396.4 as a result of the consolidation of Advent and Ridley, net of amounts used for increased investments in U.S. state, municipal and other tax-exempt bonds, common stocks and other investments, and subsidiaries’ repurchases of their common shares. During the second quarter, subsidiary cash of $896.0 was used to close certain equity index short positions, as the company changed its approach to equity hedging by substituting equity index total return swaps for short sales. Subsidiary cash used to close the short positions had been classified as assets pledged for short sale and derivative obligations prior to this action. Subsidiary cash and short term investments decreased by $1,384.6 to $3,218.1 at the end of 2007 from $4,602.7 at the end of 2006, with the cash and sale proceeds of short term investments having been primarily invested in government bonds.

The decrease in 2008 in consolidated cash resources was $586.8 compared to a $2,651.3 decrease in consolidated cash resources in 2007. The decrease in 2008 reflected $1,069.8 of cash used in financing activities ( primarily as a result of $749.7 of repurchases of holding company and subsidiary common and preferred shares, $198.8 of repayments and retirement of holding company and subsidiary debt and $124.6 of common and preferred share dividends paid by the holding company and subsidiaries), $119.9 of cash provided by operating activities and $587.9 of cash provided by investing activities, primarily as a result of greater net sales of investment securities. The $2,651.3 decrease in consolidated cash resources in 2007 primarily reflected cash used in investing activities of $2,109.8 as a result of greater net purchases of investment securities, principally bonds.

Contractual Obligations

The following table provides a payment schedule of current and future obligations (holding company and subsidiaries) as at December 31, 2008:

	Less than			More than
	1 year	1 - 3 years	3 - 5 years	5 years	Total

Net claims liability	2,739.2	3,221.5	1,916.2	3,166.5	11,043.4
Long term debt obligations – principal	14.4	2.0	406.7	1,392.9	1,816.0
Long term debt obligations – interest	132.0	263.7	236.7	625.7	1,258.1
Operating leases – obligations	48.4	73.3	32.5	76.4	230.6
Other long term liabilities – principal	4.6	12.8	8.7	161.6	187.7
Other long term liabilities – interest	16.2	30.9	29.0	67.4	143.5

	2,954.8	3,604.2	2,629.8	5,490.5	14,679.3

The timing of claims liability payments is not fixed and represents the company’s best estimate. The payment obligations associated with the $1,326.5 of accounts payable and accrued liabilities at December 31, 2008 are generally expected to be discharged during the 2009 fiscal year except for certain balances such as the net accrued liability for defined benefit and post retirement benefit plans ($95.8), which are long term by their nature. The timing of the payment obligations associated with the $355.1 of funds withheld payable to reinsurers at December 31, 2008 is long term in nature.

For further detail on the company’s net claims liability, long term debt principal and interest obligations, other long term principal and interest obligations and operating lease obligations, please see notes 5, 8, 9 and 15 respectively to the consolidated financial statements.

FAIRFAX FINANCIAL HOLDINGS LIMITED

SEC Subpoenas

For a full description of this matter, please see “SEC Subpoenas” in note 13 (Contingencies and Commitments) to the consolidated financial statements.

Lawsuits

For a full description of this matter, please see “Lawsuits” in note 13 (Contingencies and Commitments) to the consolidated financial statements.

Management’s Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the company’s CEO and CFO, the company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2008 as required by Canadian securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the company’s CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that as of December 31, 2008, the company’s disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

The company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2008. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. The company’s management, including the CEO and CFO, concluded that, as of December 31, 2008, the company’s internal control over financial reporting was effective based on the criteria in Internal Control — Integrated Framework issued by COSO.

The effectiveness of the company’s internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears herein.

Issues and Risks

The following issues and risks, among others, should be considered in evaluating the outlook of the company. For a fuller detailing of issues and risks relating to the company, please see Risk Factors in Fairfax’s most recent Supplemental and Base Shelf Prospectus filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR.

Claims Reserves

The major risk that all property and casualty insurance and reinsurance companies face is that the provision for claims is an estimate and may be found to be deficient, perhaps very significantly, in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable jury verdicts, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (as was the case with asbestos and pollution exposures) and extreme weather events. Fairfax’s gross provision for claims was $14,728.4 at December 31, 2008. The company’s management of reserving risk is discussed in note 18 (Financial Risk Management) to the consolidated financial statements and in the Asbestos, Pollution and Other Hazards section of this Annual Report.

Latent Claims

The company has established loss reserves for asbestos, environmental and other latent claims that represent its best estimate of ultimate claims and claims adjustment expenses based upon known facts and current law. As a result of significant issues surrounding liabilities of insurers, risks inherent in major litigation and diverging legal interpretations and judgments in different jurisdictions, actual liability for these types of claims could exceed the loss reserves set by the company by an amount that could be material to its operating results and financial condition in future periods. The company’s management of reserving risk is discussed in note 18 (Financial Risk Management) to the consolidated financial statements and in the Asbestos, Pollution and Other Hazards section of this Annual Report.

Recoverable from Reinsurers

Most insurance and reinsurance companies reduce their liability for any individual claim by reinsuring amounts in excess of the maximum they want to retain. This third party reinsurance does not relieve the company of its primary obligation to the insured. Recoverable from reinsurers balances may become an issue mainly due to reinsurer solvency and credit concerns, due to the potentially long time period over which claims may be paid and the resulting recoveries are received from the reinsurers, or due to policy disputes. Fairfax had $4,234.2 recoverable from reinsurers (including recoverables on paid losses) as at December 31, 2008.

Although the magnitude of the company’s recoverable from reinsurers balance is significant, this is to a large extent the result of past acquisitions of companies that had relied heavily on reinsurance and of the company’s greater reliance on reinsurance in prior years, and is not necessarily indicative of the extent that the company has utilized reinsurance more recently. The credit risk associated with these older reinsurance recoverable balances is addressed in note 18 (Financial Risk Management) to the consolidated financial statements and in the Reinsurance Recoverables section of Management’s Discussion and Analysis of Financial Condition and Results of Operation in this Annual Report.

Cost of Reinsurance and Adequate Protection

The availability of reinsurance and the rates charged by reinsurers are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the company’s business volume and profitability. Many reinsurance companies have begun to exclude certain coverages from the policies they offer. In the future, alleviation of risk through reinsurance arrangements may become increasingly difficult.

The rates charged by reinsurers and the availability of reinsurance to the company’s subsidiaries will generally reflect the recent loss experience of the company and of the industry in general. For example, the significant hurricane losses in 2004 and 2005 caused the prices for catastrophe reinsurance protection in Florida to increase significantly in 2006. Rather than incurring increased costs of reinsurance by virtue of purchasing more reinsurance or by virtue of these higher rates, in the following year the company elected to decrease its direct catastrophe exposure in that region, therefore requiring the purchase of a reduced amount of catastrophe reinsurance. In 2007 reinsurance rates stabilized while primary rates continued to decrease, increasing the cost of reinsurance for Fairfax’s operating companies on a relative basis. Significant catastrophe losses incurred by reinsurers in 2008 have made and may continue to make catastrophe exposed reinsurance more expensive in the future.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Catastrophe Exposure

Insurance and reinsurance companies are subject to losses from catastrophes such as earthquakes, hurricanes, windstorms, hailstorms and terrorist attacks, which are unpredictable and can be very significant. The company’s management of catastrophe risk is discussed in note 18 (Financial Risk Management) to the consolidated financial statements.

Prices

Prices in the insurance and reinsurance industry are cyclical and can fluctuate quite dramatically. Competitors may price below underlying costs for many years and may often still survive, despite the resulting negative financial impact of under-reserving. The property and casualty insurance and reinsurance industry is highly competitive. The company’s management of pricing risk is discussed in note 18 (Financial Risk Management) to the consolidated financial statements.

Foreign Exchange

The company has assets, liabilities, revenue and costs that are subject to currency fluctuations that may expose the company to foreign currency risk. These currency fluctuations have been and may be very significant and may affect the statement of earnings or, through the currency translation account in accumulated other comprehensive income, shareholders’ equity. The company’s management of foreign currency risk is discussed in note 18 (Financial Risk Management) to the consolidated financial statements.

Cost of Revenue

Unlike most businesses, the insurance and reinsurance business can have enormous costs that can significantly exceed the premiums received as revenue on the underlying policies. Similar to short selling in the stock market (selling shares not owned), there is no limit to the losses that can arise from most insurance policies, even though most contracts specify policy limits and deductibles that limit insurable losses.

Regulation

Insurance and reinsurance companies are regulated businesses, which means that except as permitted by applicable regulation, Fairfax does not have access to its insurance and reinsurance subsidiaries’ net income and shareholders’ capital without the requisite approval of applicable insurance regulatory authorities.

Taxation

Realization of the company’s future income taxes asset is dependent upon the generation of taxable income in those jurisdictions where the relevant tax losses and other temporary differences exist. The tax effected operating and capital loss carryforwards were not significant as at December 31, 2008, but in prior years had been a major component of the company’s future income taxes asset. Failure to achieve projected levels of profitability could lead to a writedown in the future income taxes asset if the expected recovery period for capitalized loss carryforwards becomes longer than anticipated.

Bonds, Common and Preferred Stocks and Derivative Securities Holdings

The company holds bonds, common stocks, preferred stocks and derivative securities in its portfolio. The market value of bonds and preferred stocks fluctuates with changes in interest rates and credit outlook. The market value of common stocks is exposed to fluctuations in the stock market. Risks associated with investments in derivative securities include market risk, interest rate risk, liquidity risk and credit risk. The company’s use of derivatives is primarily for general protection against declines in the fair value of the company’s financial assets and is governed by the company’s investment policies. The derivative securities are extremely volatile, with the result that their market value and their liquidity may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition. The company’s management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 18 (Financial Risk Management) to the consolidated financial statements.

Goodwill

The goodwill on the consolidated balance sheet arises from various acquisitions made by the company or from acquisitions made by the company’s operating subsidiaries. Continued profitability of the acquired entity on business is essential for there to be no impairment in the carrying value of the goodwill.

Ratings

The company has financial strength or claims paying and issuer credit or debt ratings by the major rating agencies in North America. As financial stability is very important to its customers and others, the company is vulnerable to downgrades by the rating agencies.

Holding Company

Being a small holding company, Fairfax is very dependent on strong operating management, which makes it vulnerable to management turnover.

Financial Strength

Fairfax strives to be soundly financed. If the company requires additional capital or liquidity but cannot obtain it at all or on reasonable terms, its business, operating results and financial condition would be materially adversely affected.

Information Requests or Proceedings by Government Authorities

The existence of information requests or proceedings by government authorities could have various adverse effects. For a full description of the current state of such requests or proceedings, please see “SEC Subpoenas” in note 13 (Contingencies and Commitments) to the consolidated financial statements.

Lawsuits

The existence of lawsuits against the company or its affiliates, directors or officers could have various adverse effects. For a full description of the current state of such lawsuits, please see “Lawsuits” in note 13 (Contingencies and Commitments) to the consolidated financial statements.

Change in Accounting Policy

On January 1, 2007, the company adopted the new accounting standards related to financial instruments issued by the Canadian Institute of Chartered Accountants. As a result of adopting these new standards, the company’s financial assets and liabilities are carried at fair value in the consolidated balance sheets, except for receivables and non-trading financial liabilities, which are carried at amortized cost. Realized and unrealized gains and losses on financial assets and liabilities which are held for trading are recorded in the consolidated statements of earnings. Unrealized gains and losses on financial assets which are classified as available for sale are recorded in other comprehensive income until realized, at which time the cumulative gain or loss is recorded in the consolidated statement of earnings. All derivatives are recorded at fair value in the consolidated balance sheet.

Unrealized gains and losses on financial assets which are classified as available for sale and unrealized foreign currency translation amounts arising from self-sustaining foreign operations are recorded in the statement of accumulated other comprehensive income until recognized in the consolidated statement of earnings. Accumulated other comprehensive income is a component of shareholders’ equity. For further details, see note 2 to the consolidated financial statements.

International Financial Reporting Standards

The Canadian Accounting Standards Board confirmed in 2008 that the use of International Financial Reporting Standards (“IFRS”) by publicly accountable enterprises will be required in 2011 with comparative data for the prior year. IFRS uses a conceptual framework similar to Canadian GAAP, but there could be significant differences in recognition, measurement and disclosures that will need to be addressed.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company has established a steering committee, a project team and working groups to review the adoption of and implement IFRS. The project team provides regular updates to management, the Steering Committee and the Audit Committee. An IFRS project kick-off meeting was held in November 2008 for the CFOs and IFRS project leaders of the company’s major operating groups. Education sessions have been, and will continue to be, provided for employees, management and the Audit Committee to increase knowledge and awareness of IFRS and its impact.

The company’s IFRS conversion plan consists of four phases: Preliminary Impact Assessment, Detailed Planning, Execution and Post-Implementation Review. The company has substantially completed the Detailed Planning phase and is commencing its work on the Execution phase, which it expects to complete by mid-2010. In working through the Detailed Planning phase, the company has reviewed current requirements under IFRS, has commenced the process of identifying potential measurement differences between IFRS and Canadian GAAP, and is considering accounting policy choices along with available first-time adopter implementation exemptions.

With a project of this scale and significance to the company’s financial reporting, the company is carefully assessing the impact of any changes in requirements and processes on the adequacy of its financial reporting systems and internal controls. A significant amount of effort to adopt and comply with IFRS requirements is expected.

Throughout the project the company will continue to monitor discussion papers, exposure drafts and standards released by the International Accounting Standards Board and the International Financial Reporting Interpretations Committee. The company will assess the impact of the proposed standards on its financial statements and disclosure as additional information becomes available. Due to anticipated changes in IFRS prior to the company’s transition, financial impacts cannot be reasonably determined at this time.

Based on initial assessments, the company has identified that the following areas may have the greatest potential impact on the company’s accounting: The Effects of Foreign Exchange on Debt Securities, Employee Benefits, Business Combinations and IFRS 4 Insurance Contracts Phase II (Exposure Draft to be issued in the second half of 2009 with the Standard currently scheduled for release in 2011).

A more detailed analysis and evaluation of the financial, information systems and the financial reporting impact of the issues identified in the Preliminary Impact Assessment and Detailed Planning phases are expected to be completed in 2009.

Critical Accounting Estimates and Judgments

In the preparation of the company’s consolidated financial statements, management has made a number of estimates and judgments, the more critical of which are discussed below.

Provision for Claims

For Fairfax’s reinsurance subsidiaries, provisions for claims are established based on reports and individual case estimates provided by the ceding companies. For Fairfax’s subsidiaries that write direct insurance, provisions for claims are based on the case method as they are reported. Case estimates are reviewed on a regular basis and are updated as new information is received. An additional provision over and above those provisions established under the case method is established for claims incurred but not yet reported, potential future development on known claims and closed claims that may reopen (IBNR reserves). The company’s actuaries establish the IBNR reserves based on estimates derived from reasonable assumptions and appropriate actuarial methods. Typically, actuarial methods use historical experience to project the future; therefore, the actuary must use judgment and take into consideration potential changes, such as changes in the underlying book of business, in law and in cost factors.

In order to ensure that the estimated consolidated provision for claims included in the company’s financial statements is adequate, the provisions at the company’s insurance, reinsurance and runoff operations are subject to several reviews, including by one or more independent actuaries. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the Chief Actuary at Fairfax, and one or more independent actuaries, including an independent actuary whose report appears in each Annual Report.

Provision for Uncollectible Reinsurance Recoverables

Fairfax establishes provisions for uncollectible reinsurance recoverables on a centralized basis, which are based on a detailed review of the credit risk of each underlying reinsurer. Considerations involved in establishing these provisions include the balance sheet strength of the reinsurer, its liquidity (or ability to pay), its desire to pay (based on prior history), financial strength ratings as determined by external rating agencies and specific disputed amounts based on contract interpretations which occur from time to time. The company monitors these provisions and reassesses them on a quarterly basis, or more frequently if necessary, updating them as new information becomes available.

Provision for Other than Temporary Impairment in the Value of Investments

Fairfax reviews those investments that are carried at cost or amortized cost, those that are carried at equity, and those that are classified as available for sale on a quarterly basis and focuses its attention on investments for which the fair value has been below cost for six months and on investments that have experienced sharp declines in the market based on critical events, even if those investments have been below cost for less than a six month period. In considering whether or not an impairment is other than temporary, the company assesses the underlying intrinsic value of the investment as of the review date as compared to the date of the original investment and considers the impact of any changes in the underlying fundamentals of the investment. The company also considers the issuer’s financial strength and health, the company’s ability and intent to hold the security to maturity for fixed income investments, the issuer’s performance as compared to its competitors, industry averages, views published by third party research analysts, and the company’s expectations for recovery in value in a reasonable time frame. Provisions for other than temporary impairment in the value of investments are reviewed on a regular basis and, if appropriate, are increased if additional negative information becomes available. Any such provisions are only released on the sale of the security.

Valuation Allowance for Recovery of Future Income Taxes

In determining the need for a valuation allowance for the recovery of future income taxes (which is based on management’s best estimate), management considers primarily current and expected profitability of the companies and their ability to utilize the losses fully within the next few years. Fairfax reviews the recoverability of its future income taxes asset and the valuation allowance on a quarterly basis, taking into consideration the underlying operation’s performance as compared to plan, the outlook for the business going forward, the impact of enacted and proposed changes to tax law and the expiry date of the tax losses.

Assessment of Goodwill for Potential Impairment

Goodwill is subject to impairment tests annually or when significant changes in operating expectations occur. Management estimates the fair value of each of the company’s reporting units using discounted expected future cash flows, which requires the making of a number of estimates, including estimates about future revenue, net earnings, corporate overhead costs, capital expenditures, cost of capital, and the growth rate of the various operations. The discounted cash flows supporting the goodwill in the reporting unit are compared to its book value. If the discounted cash flows supporting the goodwill in the reporting unit are less than its book value, a goodwill impairment loss is recognized equal to the excess of the book value of the goodwill over the fair value of the goodwill. Given the variability of the future-oriented financial information, a sensitivity analysis of the goodwill impairment test is performed by varying the discount and growth rates to enable management to conclude whether or not the goodwill balance has been impaired.

Compliance with Corporate Governance Rules

Fairfax is a Canadian reporting issuer with securities listed on the Toronto Stock Exchange and the New York Stock Exchange (the “NYSE”). It has in place corporate governance practices that comply with all applicable rules and substantially comply with all applicable guidelines and policies of the Canadian Securities Administrators and the practices set out therein. In the context of its listing on the NYSE, Fairfax also substantially complies with the corporate governance standards prescribed by the NYSE even though, as a “foreign private issuer”, it is not required to comply with most of those standards. The only significant difference between Fairfax’s corporate governance practices and the standards prescribed by the NYSE relates to shareholder approval of the company’s equity compensation plans, which would be required by NYSE standards but is not required under applicable Canadian rules as the plans involve only outstanding shares purchased in the market and do not involve newly issued securities.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The Board has adopted a set of Corporate Governance Guidelines (which include a written mandate of the Board), established an Audit Committee, a Governance and Nominating Committee and a Compensation Committee, approved written charters for all of its committees, approved a Code of Business Conduct and Ethics applicable to all directors, officers and employees of the company and established, in conjunction with the Audit Committee, a Whistleblower Policy. The company continues to monitor developments in the area of corporate governance as well as its own procedures.

Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. The words “believe”, “anticipate”, “project”, “expect”, “intend”, “will likely result”, “will seek to”, or “will continue” and similar expressions identify forward-looking statements which relate to, among other things, the company’s plans and objectives for future operations and reflect the company’s current views with respect to future results, performance and achievements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, but are not limited to: a reduction in net earnings if the reserves of the company’s subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks these subsidiaries insure that are higher or lower than expected; the lowering or loss of one of these subsidiaries’ financial strength or claims paying ability ratings; an inability to realize the company’s investment objectives; exposure to credit risk in the event the company’s subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for these subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect these subsidiaries; an inability to obtain required levels of capital; an inability to access cash of the company’s subsidiaries; risks associated with requests for information from the Securities and Exchange Commission or other regulatory bodies; risks associated with current government investigations of, and class action litigation related to, insurance industry practice or any other conduct; the passage of new legislation; and the failure to realize future income tax assets. Additional risks and uncertainties are described in this Annual Report under the heading Issues and Risks and in Fairfax’s most recent Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, except as otherwise required by law.

Quarterly Data (unaudited, except for full year)

Years ended December 31

	First	Second	Third	Fourth	Full
	Quarter	Quarter	Quarter	Quarter	Year

2008
Revenue	2,390.8	1,245.3	2,155.1	2,184.2	7,975.4
Net earnings	631.8	27.6	467.6	346.8	1,473.8
Net earnings per share	$34.72	$0.84	$25.40	$19.73	$80.38
Net earnings per diluted share	$33.78	$0.84	$25.27	$19.62	$79.53
2007
Revenue	1,535.0	1,670.1	1,871.2	2,407.4	7,483.7
Net earnings	110.9	168.1	253.2	563.6	1,095.8
Net earnings per share	$6.10	$9.32	$14.12	$31.71	$61.20
Net earnings per diluted share	$5.88	$8.92	$13.47	$30.15	$58.38
2006
Revenue	1,714.5	1,935.6	1,515.1	1,638.5	6,803.7
Net earnings (loss)	198.4	229.2	(359.2)	159.1	227.5
Net earnings (loss) per share	$10.99	$12.73	$(20.41)	$8.81	$12.17
Net earnings (loss) per diluted share	$10.51	$12.14	$(20.41)	$8.45	$11.92

Operating results at the company’s insurance and reinsurance operations were improving as a result of company efforts, although they have recently been affected by an increasingly difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by reserve strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments (including significant gains related to credit default swaps in the fourth quarter of 2007 and during 2008, and related to equity total return swaps in the third and fourth quarters of 2008), the timing of which are not predictable.

Stock Prices and Share Information

As at March 6, 2009 Fairfax had 16,738,107 subordinate voting shares and 1,548,000 multiple voting shares outstanding (an aggregate of 17,486,877 shares effectively outstanding after an intercompany holding). Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. Each multiple voting share carries ten votes per share at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares. The multiple voting shares are not publicly traded.

The table that follows presents the Toronto Stock Exchange high, low and closing prices of subordinate voting shares of Fairfax for each quarter of 2008, 2007 and 2006.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(Cdn$)

2008
High	342.20	340.00	350.00	390.00
Low	255.32	240.01	221.94	303.85
Close	298.90	261.00	341.14	390.00
2007
High	276.00	270.48	262.54	311.87
Low	200.00	203.50	195.25	222.16
Close	260.00	203.50	242.52	287.00
2006
High	179.09	151.51	159.85	241.00
Low	120.00	100.00	107.52	141.59
Close	124.20	106.16	145.03	231.67

The table that follows presents the New York Stock Exchange high, low and closing prices of subordinate voting shares of Fairfax for each quarter of 2008, 2007 and 2006.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(US$)

2008
High	343.00	336.00	330.00	355.48
Low	258.23	235.70	210.50	241.71
Close	287.10	253.90	328.50	313.41
2007
High	238.75	234.42	260.57	310.34
Low	169.41	191.67	180.00	228.64
Close	224.58	191.67	244.00	286.13
2006
High	156.00	130.00	142.50	209.00
Low	102.50	88.87	94.99	126.91
Close	107.21	95.03	130.11	198.50

FAIRFAX FINANCIAL HOLDINGS LIMITED

APPENDIX A
GUIDING PRINCIPLES FOR FAIRFAX FINANCIAL HOLDINGS LIMITED

OBJECTIVES:

1)	We expect to compound our book value per share over the long term by 15% annually by running Fairfax and its subsidiaries for the long term benefit of customers, employees and shareholders – at the expense of short term profits if necessary.

Our focus is long term growth in book value per share and not quarterly earnings. We plan to grow through internal means as well as through friendly acquisitions.

2)  We always want to be soundly financed.

3)  We provide complete disclosure annually to our shareholders.

STRUCTURE:

1)	Our companies are decentralized and run by the presidents except for performance evaluation, succession planning, acquisitions and financing which are done by or with Fairfax. Cooperation among companies is encouraged to the benefit of Fairfax in total.

2)	Complete and open communication between Fairfax and subsidiaries is an essential requirement at Fairfax.

3)	Share ownership and large incentives are encouraged across the Group.

4)	Fairfax will always be a very small holding company and not an operating company.

VALUES:

1)	Honesty and integrity are essential in all our relationships and will never be compromised.

2)	We are results oriented – not political.

3)	We are team players – no “egos”. A confrontational style is not appropriate. We value loyalty – to Fairfax and our colleagues.

4)	We are hard working but not at the expense of our families.

5)	We always look at opportunities but emphasize downside protection and look for ways to minimize loss of capital.

6)	We are entrepreneurial. We encourage calculated risk taking. It is all right to fail but we should learn from our mistakes.

7)	We will never bet the company on any project or acquisition.

8)	We believe in having fun – at work!

Consolidated Financial Summary

(in US$ millions except share and per share data and as otherwise indicated)(1)

		Per Share
	Increase	Common			Earnings						Common
	(decrease)	share-	Net		before						share-		Closing
	in book value	holders’	earnings–		income	Net	Total	Invest-		Net	holders’	Shares	share
	per share	equity	diluted	Revenue	taxes	earnings	assets(2)	ments		debt(3)	equity	outstanding	price(4)

As at and for the years ended December 31:
1985	–	1.52	(1.35)	12.2	(0.6)	(0.6)	30.4	23.9		–	7.6	5.0	3.25	(5)
1986	179.6%	4.25	0.98	38.9	6.6	4.7	93.4	68.8		3.7	29.7	7.0	12.75
1987	48.2%	6.30	1.72	86.9	14.0	12.3	139.8	93.5		4.9	46.0	7.3	12.37
1988	31.1%	8.26	1.63	112.0	17.9	12.1	200.6	111.7		27.3	60.3	7.3	15.00
1989	27.1%	10.50	1.87	108.6	16.6	14.4	209.5	113.1		21.9	76.7	7.3	18.75
1990	41.3%	14.84	2.42	167.0	19.8	18.2	461.9	289.3		83.3	81.6	5.5	11.00
1991	23.9%	18.38	3.34	217.4	28.3	19.6	447.0	295.3		58.0	101.1	5.5	21.25
1992	0.9%	18.55	1.44	237.0	5.8	8.3	464.6	311.7		69.4	113.1	6.1	25.00
1993	42.3%	26.39	4.19	266.7	36.2	25.8	906.6	641.1		118.7	211.1	8.0	61.25
1994	17.7%	31.06	3.41	464.8	33.7	27.9	1,549.3	1,105.9		166.3	279.6	9.0	67.00
1995	25.2%	38.89	7.15	837.0	70.1	63.9	2,104.8	1,221.9		175.7	346.1	8.9	98.00
1996	62.8%	63.31	11.26	1,082.3	137.4	110.6	4,216.0	2,520.4		281.6	664.7	10.5	290.00
1997	36.3%	86.28	14.12	1,507.7	218.0	152.1	7,148.9	4,054.1		369.7	960.5	11.1	320.00
1998	30.4%	112.49	23.60	2,469.0	358.9	280.3	13,640.1	7,867.8		830.0	1,364.8	12.1	540.00
1999	38.3%	155.55	3.20	3,905.9	(72.2)	42.6	22,229.3	12,289.7		1,248.5	2,088.5	13.4	245.50
2000	(4.8%)	148.14	5.04	4,157.2	(66.7)	75.5	21,667.8	10,399.6		1,251.5	1,940.8	13.1	228.50
2001	(21.0%)	117.03	(31.93)	3,953.2	(695.1)	(406.5)	22,183.8	10,228.8		1,194.1	1,679.5	14.4	164.00
2002	7.0%	125.25	17.49	5,104.7	294.7	252.8	22,173.2	10,596.5		1,602.8	1,760.4	14.1	121.11
2003	30.7%	163.70	19.51	5,731.2	537.1	288.6	24,877.1	12,491.2		1,961.1	2,264.6	13.8	226.11
2004	(0.6%)	162.76	3.11	5,829.7	287.6	53.1	26,271.2	13,460.6	(6)	1,965.9	2,605.7	16.0	202.24
2005	(15.5%)	137.50	(27.75)	5,900.5	(466.5)	(446.6)	27,542.0	14,869.4	(6)	1,984.0	2,448.2	17.8	168.00
2006	9.2%	150.16	11.92	6,803.7	878.6	227.5	26,576.5	16,819.7	(6)	1,613.6	2,662.4	17.7	231.67
2007	53.2%	230.01	58.38	7,483.7	2,160.4	1,095.8	27,941.8	19,000.7	(6)(7)	1,207.4	4,063.5	17.7	287.00
2008	21.0%	278.28	79.53	7,975.4	2,444.3	1,473.8	27,305.4	19,949.8	(6)(7)	412.5	4,866.3	17.5	390.00

(1)	All share references are to common shares; shares outstanding are in millions.

(2)	Commencing in 1995, reflects a change in accounting policy for reinsurance recoverables.

(3)	Total debt (beginning in 1994, net of cash, short term investments and marketable securities, and of short sale and derivative obligations, in the holding company).

(4)	Quoted in Canadian dollars.

(5)	When current management took over in September 1985.

(6)	Net of $29.4 in 2008 (2007 – $1,062.8; 2006 – $783.3; 2005 – $700.3; 2004 – $539.5) of short sale and derivative obligations.

(7)	Effective January 1, 2007, Canadian Generally Accepted Accounting Principles changed, requiring the company to carry most of its investments at fair value, whereas previously these investments would have been carried at cost or amortized cost. The company adopted these new requirements prospectively and accordingly, prior period investment balances in this table have not been restated.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Corporate Information
Directors of the Company

Anthony F. Griffiths
Corporate Director

Robert J. Gunn
Corporate Director

Alan D. Horn
Chairman, Rogers Communications Inc.

David L. Johnston
President and Vice-Chancellor, University of Waterloo

Paul L. Murray (to April 2009)
President, Pinesmoke Investments Ltd.

Brandon W. Sweitzer
Senior Fellow, U.S. Chamber of Commerce

V. Prem Watsa
Chairman and Chief Executive Officer of the Company

Operating Management

Canadian Insurance – Northbridge

Mark J. Ram, President
Northbridge Financial Corporation

U.S. Insurance – Crum & Forster

Douglas M. Libby, President
Crum & Forster Holdings Corp.

Asian Insurance – Fairfax Asia

James F. Dowd, Chairman and CEO
Fairfax Asia

Sammy Y. Chan, President
Fairfax Asia

Ramaswamy Athappan, CEO
First Capital Insurance Limited

Gobinath Athappan, President
Falcon Insurance Company (Hong Kong) Limited

Reinsurance – OdysseyRe

Andrew A. Barnard, President
Odyssey Re Holdings Corp.

Runoff

Dennis C. Gibbs, Chairman (to March 2009)
TRG Holding Corporation

Nicholas C. Bentley, President
RiverStone Group LLC

Other

Roger Lace, President
Hamblin Watsa Investment Counsel Ltd.

Ray Roy, President
MFXchange Holdings Inc.
Officers of the Company

Trevor Ambridge
Vice President

David Bonham
Vice President, Financial Reporting

John Cassil
Vice President

Peter Clarke
Vice President and Chief Risk Officer

Jean Cloutier
Vice President and Chief Actuary

Hank Edmiston
Vice President, Regulatory Affairs

Bradley Martin
Vice President, Chief Operating Officer and Corporate Secretary

Paul Rivett
Vice President and Chief Legal Officer

Eric Salsberg
Vice President, Corporate Affairs

Ronald Schokking
Vice President and Treasurer

Greg Taylor
Vice President and Chief Financial Officer

V. Prem Watsa
Chairman and Chief Executive Officer

Jane Williamson
Vice President

Head Office

95 Wellington Street West
Suite 800
Toronto, Canada M5J 2N7
Telephone (416) 367-4941
Website www.fairfax.ca

Auditors
PricewaterhouseCoopers LLP

General Counsel
Torys

Transfer Agents and Registrars

CIBC Mellon Trust Company, Toronto
Mellon Investor Services, LLC, New York

Share Listings

Toronto and New York Stock Exchanges
Stock Symbol: FFH

Annual Meeting

The annual meeting of shareholders of Fairfax Financial Holdings Limited will be held on Wednesday, April 15, 2009 at 9:30 a.m. (Toronto  time) in the John W.H. Bassett Theatre, Room 102, Metro Toronto Convention Centre, 255 Front Street West, Toronto, Canada